Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141121

PROSPECTUS

RBS Global, Inc.

Rexnord LLC

Offer to Exchange

$150,000,000 aggregate principal amount of the Issuers’ 8 7/8% Senior Notes due 2016 and the guarantees thereof.

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $150,000,000 in aggregate principal amount of our registered 8 7/8% Senior Notes due 2016 and the guarantees thereof (the “exchange notes”), for a like principal amount of our unregistered 8 7/8% Senior Notes due 2016 (the “old notes”). We refer to the old notes and the exchange notes collectively as the “notes.” The terms of the exchange notes and the guarantees thereof are identical to the terms of the old notes and the guarantees thereof in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the old notes. The notes are irrevocably and unconditionally guaranteed by our domestic subsidiaries which guarantee our obligations under our senior secured credit facilities (the “guarantors”). The notes will be exchanged in denominations of $2,000 and in integral multiples of $1,000.

We will exchange any and all old notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on April 19, 2007, unless extended.

We have not applied, and do not intend to apply, for listing of the notes on any national securities exchange or automated quotation system.

See “ Risk Factors” beginning on page 23 of this prospectus for a discussion of certain risks that you should consider before participating in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 21, 2007.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules of the Securities and Exchange Commission, or the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

The notes may not be offered or sold in or into the United Kingdom by means of any document except in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995. All applicable provisions of the Financial Services and Markets Act 2000 must be complied with in respect of anything done in relation to the notes in, from or otherwise involving or having an effect in the United Kingdom.

The notes have not been and will not be qualified under the securities laws of any province or territory of Canada. The notes are not being offered or sold, directly or indirectly, in Canada or to or for the account of any resident of Canada in contravention of the securities laws of any province or territory thereof.

Until June 20, 2007 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus.

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TRADEMARKS

The following terms used in this prospectus are our power transmission trademarks: Rex®, Falk®, MB®, Duralon®, Thomas®, Omega®, Rex® Viva®, Addax®, Shafer® Bearing, PSI® Bearing, Cartriseal®, Planetgear™, Drive One®, SteelFlex®, Lifelign®, A-Plus®, Stearns®, Berg® and Highfield®. The following terms used in this prospectus are our water management trademarks: ZURN®, WILKINS®, AQUAFLUSH®, AQUASPEC®, ZURN ONE®, ZURN ONE SYSTEMS®, AQUASENSE®, AQUAVANTAGE®, AQUAVANTAGE AV® and ECOVANTAGE®. All other trademarks appearing in this prospectus are the property of their holders.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. You should carefully read the entire prospectus, including the “Risk Factors” section and our and Jacuzzi Brands, Inc.’s (“Jacuzzi”) consolidated financial statements and notes to those statements, before deciding to participate in this exchange offer. On February 7, 2007 we acquired the Zurn plumbing products business of Jacuzzi, which we refer to as “Zurn”, through our acquisition of Jacuzzi (the “Zurn acquisition”). “Rexnord,” “we,” “us,” “our” and the “Company” mean RBS Global, Inc. and its predecessors and consolidated subsidiaries, including Rexnord LLC, after giving effect to the Zurn acquisition; provided, however, that except as otherwise indicated, the operating results and other financial information presented in this prospectus are those of the Company and its consolidated subsidiaries without giving pro forma effect to the Zurn acquisition or the related transactions (the “Zurn Transactions”), which transactions are more fully described under “—The Zurn Transactions.” As used in this prospectus, “fiscal year” refers to our fiscal year ending March 31 of the corresponding calendar year (for example, “fiscal year 2007” or “fiscal 2007” means the period from April 1, 2006 to March 31, 2007).

Our Company

We believe we are a leading diversified, multi-platform industrial company strategically well positioned within the markets and industries we serve. Our business is comprised of two strategic platforms: (i) our power transmission (“PT”) platform and (ii) a new Water Management platform. Our Water Management platform is based on the Zurn plumbing products business of Jacuzzi, which we acquired on February 7, 2007. We believe that we have the broadest portfolio of highly engineered, mission and project critical PT products in the industrial and aerospace end markets. Our PT products include gears, couplings, industrial bearings, flattop, aerospace bearings and seals, special components and industrial chain. With the Zurn acquisition, our Water Management platform is a leader in the multi-billion dollar, specification-driven, non-residential construction market for water management products. The Zurn acquisition added specification drainage, cross-linked polyethelene (“PEX”), water control and commercial brass products to our highly engineered PT product portfolio.

We are led by an experienced, high-caliber management team that employs a proven operating system, the Rexnord Business System, or RBS, modeled after the Danaher Business System, to drive performance at every level of the organization. Prior to our acquisition of Zurn we operated 29 PT manufacturing and four PT repair facilities located around the world. The Zurn acquisition added 16 manufacturing and warehouse facilities to our global footprint. In the 12-month period ended December 30, 2006 (the “LTM Period”), after giving pro forma effect to the Zurn Transactions, we generated net sales of $1,620.6 million and a net loss of $15.8 million.

We sell our PT products in a diverse group of attractive end-market industries, which include aerospace, agri-farm, air handling, cement and aggregates, chemicals, construction equipment, energy, food and beverages, forest and wood products, marine, material and package handling, mining, natural resource extraction and petrochemical. The Zurn acquisition and the creation of our Water Management platform further diversify our end-market mix by providing us with a presence in the commercial and institutional construction, civil and public water works markets. We believe these new markets are attractive due to their large aggregate size and fundamental long-term growth characteristics. We further believe that we are well positioned to maintain number one or two positions in these markets due to Zurn’s track record of product innovation, the specification-driven nature of the water management industry and the rigorous third-party approvals and certifications necessary for the marketing and sale of many water management products.

Our PT and Water Management platforms have a number of fundamental similarities that contribute to our leadership positions across both platforms. Both have attractive business models based on the manufacture, marketing and sale of highly engineered, project critical products. Both participate in industries that provide a competitive advantage to companies with strong track records of innovating specification-driven or highly engineered products and experience in meeting third-party approval and certification requirements, like Rexnord and Zurn. Also, both platforms participate in growing end markets and have extensive product portfolios, strong distribution networks, premier brands and significant end-market and customer diversification.

We have relatively low capital expenditure and working capital requirements, which, along with our favorable cash tax rate, have allowed us to generate strong, stable free cash flows. Zurn has also historically generated high operating margins and required low amounts of capital expenditures. Accordingly, we believe the Zurn acquisition will be accretive to our operating margins and further improve our free cash flow profile.

Key Strategic Platforms

        Power Transmission (PT)

We believe we have the broadest product portfolio in the PT industry. Our PT products are highly engineered and, we believe, are critical components in the machinery or plant in which they operate. These products include gears, couplings, industrial bearings, flattop, aerospace bearings and seals, special components and industrial chain. Through our acquisition of the Falk Corporation (“Falk”) in May 2005 from Hamilton Sunstrand, a division of United Technologies Corporation (the “Falk acquisition”), we increased our market penetration and expanded our product portfolio in gears and couplings. We believe that we have the broadest portfolio of highly engineered, mission and project critical PT products in the industrial and aerospace end markets.

Over the past century, we have established long-term relationships with original equipment manufacturers (“OEMs”) and end users serving a wide variety of industries. As a result of incorporating our components into their products, sales to OEMs and end users have created a significant installed base for our products, which are consumed in use and have a predictable replacement cycle. This replacement dynamic drives recurring aftermarket sales, which we estimate have historically accounted for approximately 60% of our North American PT sales. These aftermarket sales in turn create a recurring revenue stream from our extensive distribution network, consisting of over 400 distributors nationwide that operate through 1,900 branches.

We sell our PT products to an attractive group of diverse end-market industries, including aerospace, agri-farm, air handling, cement and aggregates, chemicals, construction equipment, energy, food and beverages, forest and wood products, marine, material and package handling, mining, natural resource extraction and petrochemical. Approximately eighty-one percent (81%) of the net sales of our PT platform for the LTM Period were generated from strategic or niche products. We believe these markets are attractive due to their positive fundamental long-term growth characteristics, and we have been able to maintain leadership positions within these markets as a result of our extensive offering of quality products, positive brand perception, highly engineered product lines, extensive specification work, market experience and focus on customer satisfaction. In addition, we serve industry-leading customers across all of our markets. Our end-market and customer diversification, coupled with high aftermarket revenues, help reduce our exposure to any specific industry.

Most of our products are critical components in large scale manufacturing processes, where the cost of component failure and resulting downtime is high. We believe our reputation for superior quality products and our ability to meet lead times as short as one day are highly valued by our customers, as demonstrated by their strong preference to replace their worn Rexnord products with new Rexnord products. Our customers’ preference to replace “like-for-like” products, combined with our significant installed base, enables us to achieve premium pricing, generates a source of recurring revenue and provides us a competitive advantage. Our products are marketed globally under brands such as Rex®, Falk® and Link-Belt®, using both direct and indirect channels. We believe the majority of our products are purchased by customers as part of their regular maintenance budgets and do not represent significant capital expenditures.

Our key PT product offerings include:

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Gears. We believe we are a leading manufacturer of gearsets and gearboxes, with the number one position in the North American market for parallel shaft, right angle reducers and inline drives. Gears reduce the output speed and increase the torque of an electronic motor or engine to the level required to drive a particular piece of equipment. Through our Prager™ division and the Renew® division, which was acquired in the Falk acquisition, we believe we are the number one provider of gear repair and onsite services. Our gears are used in bulk material handling, mixing and pumping. Our primary gear end markets include the chemical, forest and wood products, natural resource extraction, steel and pulp and paper industries.

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Couplings. We believe we are the market leader in North America in lubricated and non-lubricated couplings. A coupling is the interface between two shafts, permitting power to be transferred from one shaft to the other. Our couplings product line is comprised of flexible disc couplings, elastomeric couplings, grid couplings, gear couplings, fluid couplings and coupling guards. We believe we are at the forefront of technological advancement in adapting our products to meet evolving customer needs. Our leadership in non-lubricated couplings has been complemented by Falk’s leadership in lubricated couplings. As a result, we have the broadest line of couplings in the industry and sell our couplings to a wide range of end markets, including the cement and aggregates, chemical, energy, food and beverages, forest and wood products, petrochemical and steel industries. We estimate that 56% of our coupling sales were to the aftermarket in fiscal 2006.

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Industrial Bearings. We believe we are the market leader in the mounted roller bearing market in North America. Bearings are rotating components that support, guide and reduce friction between fixed and moving machine parts. We offer a high stock keeping unit, or SKU, count of highly engineered, non-commodity, application specific roller bearings, ball bearings, cylindrical bearings, filament bearings and sleeves. Our bearings are offered with housings to suit specific industrial applications and incorporate numerous technological advantages over those of our competitors, including specialized seals that afford superior product integrity.

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Flattop. We believe we are the leading manufacturer of flattop chain and components for conveyor systems used in the global beverage and container industry. We estimate we have the number one position in these industries with a global market share of approximately 42%. We have two primary flattop product lines—TableTop® chain, which is used for in-line processing and filling applications, and MatTop® modular belting, which is linked together to create a surface used in mass container and bulk food conveying. Our proprietary flattop products are technologically advanced and critical to our customers’ modern, high-speed production and filling operations. We refresh our flattop products through ongoing research and development to enhance the speed and efficiency of the production lines in which they are used.

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Aerospace Bearings and Seals. We supply aerospace bearings and seals, which are critical to the commercial aircraft, military aircraft and regional jet markets and include rolling element airframe control bearings, slotted entry and split ball bearings and aerospace seals. Our aerospace bearings and seals are sold under the Shafer® Bearing, PSI® Bearing and Cartriseal® brand names. Typically, our products are specified on all major commercial platforms for Boeing (737, 747, 777, 787) and Airbus (A-320, A-330, A-340, A-350, A-380, 400M), as well as regional jet aircraft platforms and military fixed and rotary wing aircraft. Aerospace products are typically highly regulated and must be incorporated into aircraft systems at the design stage. Once a product is incorporated into an aircraft design, it cannot be easily replaced without requalification and thus typically generates revenue for the life of the design.

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Special Components. We sell special components under three niche brands: Stearns®, an electric motor brake manufacturer; Berg®, a diverse miniature mechanical components manufacturer; and Highfield®, a security device manufacturer for utilities. We believe that our Stearns business enjoys the number one position in the North American motor brake market with an approximately 70% market share.

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Industrial Chain. We are a leading manufacturer of engineered chain, conveying equipment and roller chain. We are the largest supplier of engineered chain in a wide variety of manufacturing applications. Our engineered and roller chains are used primarily in the cement and aggregates, construction and agricultural equipment, forest and wood products, lift trucks, metals processing and oil fields industries. Approximately 61% of our industrial chain sales are to the aftermarket.

        Water Management

We believe our Water Management platform is one of the leading suppliers of professional grade specification drainage, PEX piping, water control and commercial brass products, serving the commercial and institutional construction, civil and public water works markets. Zurn’s products are project-critical, high value-add and typically are a low percentage of overall project cost. We believe the combination of these features creates a high level of end-user loyalty. We also believe Zurn has one of the leading market shares in the majority of its product lines. Zurn’s end markets are principally specification-driven, and many of its product lines require stringent, third-party approvals prior to commercialization. In the LTM Period, we estimate that approximately 88% of Zurn’s sales were derived from product lines that have a number one or number two market share position.

Over the last 106 years, Zurn has established itself as a leading designer, manufacturer and distributor of highly engineered water management products for the multi-billion dollar commercial and institutional construction, civil and public water works markets and, to a lesser extent, the residential construction and remodeling markets. Zurn has an extensive network of approximately 400 independent sales representatives across 121 sales agencies in North America who work with local engineers, contractors, builders and architects to specify, or “spec-in,” Zurn’s products for use in commercial and institutional construction projects. Once Zurn’s products are specified, these products will generally be used in future project designs. These specifications, combined with Zurn’s ability to innovate, engineer and deliver products and systems that save time and money for engineers, contractors, builders and architects result in growing demand for Zurn products.

Zurn’s products are marketed through its widely recognized brand names, including ZURN®, WILKINS®, AQUAFLUSH®, AQUASENSE®, AQUAVANTAGE®, ZURN ONE SYSTEMS®, ECOVANTAGE® and

AQUASPEC®. Through the strength of these brands and the ability to leverage them effectively across multiple wholesale, specialty and retail distribution channels, Zurn has built and maintained leadership positions across a majority of the markets it serves.

The following chart shows the distribution of Zurn’s net sales by market for the LTM Period:

Our key Water Management product offerings include:

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Specification Drainage. Zurn manufactures specification drainage products under the ZURN® brand name. These products, which we believe to be industry leading, are used in potable and processed water, waste water and storm water control and have numerous commercial and industrial applications, including roof and floor drains, linear drainage systems and trench drains, traps and interceptors, clean outs and corrosive waste drainage systems and chemical drainage systems. Commercial and institutional construction are currently the major end markets for Zurn’s specification drainage products. We believe that Zurn is the market leader in the specification drainage market, with a North American market share estimated by management to be approximately 44%. In addition, management estimates that Zurn’s North American market shares with respect to linear drainage systems and chemical drainage systems are 42% and 15%, respectively. Zurn continues to expand the end market applications for these products into civil and transportation as well as irrigation markets with applications for linear drainage systems in highway, transportation terminal, bridge and airport construction.

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PEX. Zurn manufactures PEX systems and products under the Zurn PEX brand name. We believe Zurn’s PEX systems and products deliver industry leading innovation in plumbing and radiant heating applications. PEX piping is made from polyethylene, strengthened to withstand high temperatures and water pressure, and is used in place of traditional copper piping. Compared to copper, PEX offers lower installed cost, easy maintenance and repair, faster hot water delivery and significantly improved service life. We believe Zurn is a leader in PEX plumbing systems, with a North American market share estimated by management to be approximately 34%. We believe that the North American market for PEX will continue to grow as PEX continues to replace copper in plumbing applications. Although most of Zurn’s PEX products are currently sold for use in plumbing systems, Zurn also designs and manufactures PEX radiant heating systems. Radiant heating systems enjoy widespread use in Europe as the primary method of heating buildings and is gaining popularity in North America.

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Water Control. Zurn manufactures water control products, including backflow prevention, pressure reducing, fire safety, thermostatic mixing and pressure relief valves, as well as a wide variety of complimentary goods, under the Wilkins® brand name. Before they can be marketed and sold, many water control products must satisfy stringent independent certification and approval requirements administered by NSF International (“NSF”) and the Foundation for Cross-Connection Control and Hydraulic Research at the University of Southern California (“USC”). Wilkins is a leading brand name in the North American market for water control products because of the innovative design and value-add features of Wilkins products, and because they are highly engineered to exceed the standards set by NSF and USC. Wilkins products are primarily used in commercial and institutional construction, as well as in water works, irrigation and fire protection systems. Management estimates that Zurn’s North American market shares with respect to pressure relief valves and backflow preventers are 43% and 28%, respectively. We believe there are substantial opportunities to expand sales of Wilkins products as municipalities continue to upgrade existing water control infrastructure and backflow prevention becomes a more common mandatory element of commercial and institutional construction.

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Commercial Brass. Zurn supplies sensor operated flush valves under the AQUAFLUSH®, AQUASENSE® and AQUAVANTAGE® brand names, heavy duty commercial faucets under the AQUASPEC® brand name, pressure assist toilets under the ECOVANTAGE® brand name and specification tubular products. We believe Zurn is a market leading supplier of such products, as well as related fittings, tubular products and bathroom china. The Zurn commercial brass business ranks second in flush valve and sensor products with North American market shares estimated by management to be approximately 13% and 23%, respectively. In addition, management estimates that Zurn’s North American market share with respect to specification tubular products is 18%. Many of Zurn’s commercial brass products are specially engineered for water conservation. In addition, with the innovation of Zurn One Systems, which integrate commercial brass and fixtures into complete, easily customizable plumbing systems, Zurn has developed a valuable time- and cost-saving means of delivering commercial and institutional bathroom fixtures.

Our Industries

Through our two strategic platforms, we manufacture and distribute highly engineered, mission critical products to the PT and water management industries. These industries span a broad and diverse array of commercial and industrial end markets with fundamental long-term growth characteristics.

        PT Industry

According to Industrial Market Information, Inc., the domestic PT industry accounts for approximately $84 billion in sales per year. Of this overall estimated PT industry, the relevant domestic market for our current product offerings is approximately $5 billion, which includes all product categories in all industries in which we currently compete. The PT industry is fragmented with most participants having limited product lines and serving specific geographic markets. While there are numerous competitors with limited product offerings, there are only a few national and international competitors of a size comparable to us, including the Emerson Power Transmission division of Emerson Electric and the Dodge Manufacturing division of Baldor Electric (formerly a division of Rockwell Automation). The industry’s customer base is broadly diversified across many sectors of the economy. We believe that growth in the PT industry is closely tied to overall growth in industrial production, which we believe to have significant long-term growth fundamentals.

PT products are generally critical components in the machinery or plant in which they operate, yet they typically represent only a fraction of an end user’s total production cost. However, because the costs associated with product failure to the end user can be substantial, we believe end users in most of the markets we serve focus on products with superior quality, reliability and availability, rather than considering price alone, when making a purchasing decision. We believe that the key to success in our industry is to develop a reputation for quality and reliability, as well as an extensive distribution network to maintain attractive margins on products and gain market share.

The PT industry is also characterized by the need for significant start-up capital expenditures, experience with sophisticated engineering requirements, the ability to produce a broad number of niche products with very little lead time and long-standing customer relationships. In addition, we believe there is an industry trend of customers increasingly consolidating their vendor bases, which we expect should allow suppliers with broader product offerings to capture additional market share. We believe entry into our markets by competitors with lower labor costs, including foreign competitors, will be limited due to the fact that we manufacture highly specialized niche products that are mission critical components in large scale manufacturing processes, where the cost of component failure and resulting downtime is high.

        Water Management Industry

According to the U.S. Census Bureau, U.S. nonresidential construction expenditures were approximately $586.0 billion in 2006. We estimate that the relevant market within nonresidential construction for Zurn’s current product offerings is approximately $4.0 billion. We believe the segment in which Zurn participates is relatively fragmented and that most competitors offer limited product lines. Although Zurn competes against numerous competitors with limited products or scale, one competitor, Watts Water Technologies, competes with Zurn across several lines on a nationwide basis. Zurn also competes against Sloan Valve Company in flush valves, Uponor (formerly Wirsbo) in PEX piping and Geberit in commercial faucets.

We believe the segment of the water management industry in which Zurn competes is closely tied to growth in commercial and industrial construction, which we believe to have significant long-term growth fundamentals. For the LTM Period, we estimate that approximately 76% of Zurn’s net sales were driven by the commercial and industrial construction markets. Historically, the commercial and institutional construction industry has been more stable and less vulnerable to down-cycles than the residential construction industry. Compared to residential construction cycles, downturns in commercial and institutional construction have been shorter and less severe, and upturns have lasted longer and had higher peaks. The following graph shows the number of consecutive quarters of growth or decline in nonresidential construction cycles in the United States since 1965:

Water management products tend to be project-critical and high value-add and typically are a low percentage of overall project cost. We believe the combination of these features creates a high level of end-user loyalty. Demand for these products is influenced by regulatory, building and plumbing code requirements. Many water management products must be tested and approved by NSF or USC before they may be sold. In addition, many of these products must meet detailed specifications set by water management engineers, contractors, builders and architects. As a result, these products are highly engineered to meet these precise specifications and stringent regulatory requirements.

The industry’s specification-driven end markets require manufacturers to work closely with engineers, contractors, builders and architects, in local markets across the United States, to design specific applications on a project-by-project basis. Accordingly, flexibility in design and product innovation is critical in order to compete effectively. Also important are relationships with local engineers, contractors, builders and architects who specify or “spec-in” products for use in construction projects. Companies with a strong network of such relationships have a competitive advantage, in that once an engineer, contractor, builder or architect has specified a company’s product with satisfactory results, he or she will generally continue to use that company’s products in future projects.

Our Strengths

We believe our leading market positions in diversified end markets, our broad portfolio of highly-engineered value-added products and components, our new product development and innovation expertise, our significant installed base of specification-driven products and our extensive distribution network give us a competitive advantage.

Leading Market Positions. Our high-margin performance is driven by industry leading positions in the diverse end markets in which we compete. We estimate that greater than 80% of our net sales across both platforms in the LTM Period, after giving pro forma effect to the Zurn Transactions, were derived from products for which we believe we had the number one or two market share position. We believe we have achieved leadership positions in these markets because of our extensive offering of quality products, positive brand perception, highly engineered product lines, extensive specification work, market experience and focus on customer satisfaction. We believe we enhanced our position as a market leader through our acquisition of Falk, which is one of the most recognized brands in the PT industry, and we expect to further enhance this position through the Zurn acquisition. Our acquisition of Falk established our gear and coupling product lines as market leaders with significant relative market shares and gave us increased exposure to end markets in which Falk had a sizeable market presence, such as cement and aggregates, mining and natural resource extraction. With the Zurn acquisition, we have become a leading multi-platform industrial company by adding a market leading water management business, which gives us a presence in the specification-driven commercial and institutional construction end markets.

Broad Portfolio of Highly Engineered, Mission and Project Critical Products. We believe we offer the broadest portfolio of highly engineered, mission and project critical PT products in the industrial and aerospace end markets. Our strong application engineering and new product development capabilities have contributed to our reputation as an innovator in each of our end markets, solidifying our leadership position across all of our PT product categories. Our PT products are highly engineered and are critical components in the machinery or plant in which they operate. Reliability is a key driver of plant productivity, and the cost of product failure to the customer is substantial in relation to the cost of our PT products. Further, our library of PT product applications, knowledge and expertise applied across our extensive portfolio of SKUs allows us to work closely with our customers to design and develop solutions tailored to their individual specifications. The addition of our Water Management platform through the Zurn acquisition broadens our already expansive product portfolio by adding one of the broadest ranges of water management products in the industry. Like our PT products, Zurn’s products are project-critical and high value-add and typically account for a low percentage of overall project cost. Zurn’s strong reputation for new product development and innovation complement our strengths in those areas as well.

Significant Installed Base and Specification-Driven Products. Over the past century, we have established relationships with OEMs and end users serving a wide variety of industries. As a result of incorporating our PT components into their products, our sales to OEMs and end users have created a significant installed base for our PT products, which generates significant aftermarket sales for us as our PT products are consumed in use. We estimate that aftermarket sales have historically accounted for approximately 60% of our North American PT sales. Zurn has a 106-year track record of designing and manufacturing products to the exacting specifications mandated by engineers, contractors, builders and architects. We believe that the ability to meet such third-party specifications is critical to competing in the water management industry, and that Zurn’s deep experience in this regard and its outstanding reputation in the construction industry and its other end-markets drive strong demand for our water management products. The following graph shows, within each of Zurn’s product offerings, the percentage of 2006 net sales attributable to products driven by specifications from engineers, contractors, builders or architects:

Extensive Distribution Network. Within our PT platform, we have cultivated relationships with over 400 distributors nationwide, who sell our PT products through over 1,900 branches across the United States.

This distribution network is essential to our success in meeting lead times as short as one day. We believe our installed PT base, end-user preference and product line breadth make our product portfolio an attractive package to distributors in the PT industry. Zurn has 16 manufacturing and warehouse facilities and uses approximately 70 third-party warehouses at which it maintains inventory. This broad distribution network provides Zurn with a competitive advantage and drives demand for its products by allowing quick delivery of project critical water management products throughout the country to engineers, contractors, builders and architects facing short lead times. Once an engineer, contractor, builder or architect has specified a product with satisfactory results, he or she will generally continue to use such products in future projects, which further drives the demand for Zurn’s products.

Strong, Stable Cash Flows. Our PT operating model has generated strong, stable cash flows. Our leading market positions, highly engineered products and management’s successful application of RBS have also created strong margins. We have low maintenance capital expenditure requirements, low working capital requirements and a favorable effective cash tax rate as a result of a step-up in tax basis that occurred in conjunction with the Falk acquisition. Zurn also has historically generated high operating margins, driven by its market leading positions, highly engineered products and ability to use low-cost country sourcing to maintain highly flexible, low-cost manufacturing operations, and has required low amounts of capital expenditures. Accordingly, we believe the Zurn acquisition will be accretive to our operating margins and further improve our free cash flow profile.

The Rexnord Business System. RBS was established in 2002 by our CEO, Bob Hitt, and then augmented by George Sherman, our non-executive Chairman of the board, former CEO of the Danaher Corporation and architect of the Danaher Business System. RBS is at the heart of our performance-driven culture and drives both our strategic development and operational improvements. RBS is based on three basic tenets—People, Plan and Process—and focuses on the development of industry-leading talent, a rigorous strategic planning process and deployment of a lean process to achieve our strategic plan. RBS embodies a wide-ranging lean enterprise strategy based on eliminating waste from every business process with the goal of providing world class quality, delivery and service to customers while maximizing returns to our stockholders. RBS was implemented approximately four years ago and has resulted in significant improvements in inventory management, operating costs and sales per employee. Implementation of RBS is ongoing and is expected to continue to yield meaningful improvements in growth, quality, delivery and overall costs.

Experienced, High-Caliber Management Team. Our management team is headed by Bob Hitt, President, Chief Executive Officer and director, who joined Rexnord in 2000 after serving for six years in leadership positions at Invensys plc and its predecessor, Siebe plc. Mr. Hitt has led the successful implementation of RBS. Our management team also includes George C. Moore, Executive Vice President and Chief Financial Officer, who previously served as Chief Financial Officer of Maytag Corporation and Group Vice President of Finance for Danaher Corporation. In addition, over the last four years, we have significantly strengthened our management team through the replacement of 12 people who report directly to the CEO. These managers bring expertise from industry-leading companies such as Boeing, IDEX, Whirlpool, Honeywell and Danaher. Our Water Management platform is led by an experienced team of industry professionals, headed by Alex Marini, who has 37 years of experience, and complemented by a group of experienced senior executives.

Our Business Strategy

Our strategy is to enhance our position as a leading global manufacturer and supplier of products across our diverse markets by exerting our market leadership and continuing to provide our customers with innovative design and premium quality products. We plan to use the following strategies, along with continued application of RBS, to enhance our position in the market and drive superior financial performance:

Drive Profitable Growth. We will continue to seek profitable growth opportunities in both existing and new markets. In our existing markets we will continue to rationalize our PT product portfolio with the goals of optimizing our product mix, extending product lines and strengthening profit margins. Through the Falk acquisition, we have expanded our presence in the gear repair business, which we believe is an opportunity for growth and margin expansion due to its favorable returns. In addition, we will seek to expand the markets in which we operate both in the United States and internationally. We are capitalizing on our relationships with top tier OEMs and end users to provide them with quality PT products as they expand their operations in high-growth areas overseas. The Zurn acquisition created a new strategic Water Management platform for our company. We will seek to continue Zurn’s track record of profitable growth by engineering, manufacturing and marketing innovative Water Management products and systems that will save time and money for engineers, contractors, builders and architects.

Leverage Distribution Channel. By marketing our PT products to both OEMs and directly to end users, we have created an expressed end-user preference for such products. We believe this customer preference is important in differentiating our PT products from our competitors’ products and preserves our ability to influence distributors to recommend Rexnord PT products to OEMs and end users. In addition, because it is more cost effective for distributors to deal with multi-line suppliers, we believe our influence in distribution is and will continue to be enhanced by the fact that our product portfolio is one of the most extensive in the industry. We believe the combination of these factors, in addition to joint marketing and other collaborative efforts, position us to gain additional share with these distributors. Also, we will seek to continue Zurn’s strategy of distinguishing itself from its competitors through the extensive reach of its warehouse network, which assists engineers, contractors, builders and architects to meet short lead times and thus drives demand for our Water Management products.

Apply the Rexnord Business System. We will seek to continue the significant successes achieved to date in the areas of productivity, operating margin expansion and inventory management. We will seek further operational efficiencies by continuing to aggressively implement RBS throughout our business. By systematically applying the core tenets of People, Plan and Process, we believe we will further enhance our market positions and overall operational performance through shorter lead times, competitive price offerings and innovative products. We will apply RBS throughout all of our operations in an effort to take costs out of our business, reduce inventory, increase operational efficiency and improve margins. We also believe we will be able to drive operational performance in our Water Management platform through the application of RBS.

Product Line Focus. We develop, implement and execute our business by focusing on our product lines and aligning them with our overall corporate growth objectives. We believe that this focus at the product line level creates a competitive advantage by allowing us to better understand the competitive landscape in each of our product categories, thus allowing us to capitalize on product, customer and end-market opportunities with high potential for success. Where applicable, we also leverage corporate-level resources, including field sales, customer service, logistics and technology, allowing our product lines to take advantage of cost synergies and shared marketplace intelligence. We believe our focus and structure, in addition to being a major advantage in competing with industrial companies with more limited product offerings, provide us with enhanced market visibility and focus and position us to capture additional market share.

The Zurn Transactions

The Zurn Acquisition

On February 7, 2007 we acquired Zurn from an affiliate of Apollo Management, L.P. (together with its affiliates, (“Apollo”), for $942.5 million. Zurn is a leader in the multi-billion dollar non-residential construction and replacement market for plumbing fixtures and fittings, and the Zurn acquisition created a new strategic Water Management platform for Rexnord.

Zurn manufactures professional grade specification drainage, PEX piping, water control and commercial brass products for the specification-driven commercial and institutional construction, civil and public water works end markets. Zurn’s products are project-critical, high value-add and typically account for a low percentage of overall project cost. We believe the combination of these features creates a high level of end-user loyalty. Zurn’s products are marketed through its widely recognized brand names, including ZURN®, WILKINS®, AQUAFLUSH®, AQUASENSE®, AQUAVANTAGE®, ZURN ONE SYSTEMS®, ECOVANTAGE® and AQUASPEC®. As a result of the strength of these brands and the ability to leverage them effectively across wholesale, specialty and retail distribution channels, Zurn believes it has built and maintained leadership positions across the various markets it serves. We believe the ZURN® and WILKINS® branded products hold number one or two market positions in most of the domestic commercial and institutional markets they serve. For the LTM Period, we believe approximately 88% of Zurn’s sales were derived from product lines with either number one or number two market shares in North America.

Zurn’s end markets are principally specification-driven, and many of its product line offerings require stringent third-party approvals prior to commercialization. Zurn has invested heavily in its internal design and engineering capabilities, which are a key point of differentiation in the marketplace and a significant driver of organic growth in the form of both product extensions and new market entry. For example, Zurn recently expanded its commercial brass product offerings by introducing Zurn One Systems, which integrates commercial brass and fixtures into complete, easily customizable plumbing systems and thus offer a valuable time- and cost-saving process of delivering commercial and institutional bathroom fixtures, and the Ecovantage product lines, which are high performance water-conserving systems. Zurn also continues to develop new PEX products to expedite the conversion of copper pipe to PEX pipe for potable water supplies, as well as the conversion of forced-air heating systems to radiant heating systems. Through its water control business, Zurn is currently developing storm drainage applications for highways, bridges, airports and parking lots, as well as flow control valves for landscaping, water treatment and fire protection markets.

Zurn’s industry leading new product development capabilities have provided significant growth opportunities regardless of the underlying commercial construction cycle.

Zurn’s business model has remained successful in the face of downturns in the underlying commercial construction cycle. We believe this is a function of its outstanding reputation for high quality, innovative products; its long track record of designing and manufacturing products to exacting third-party and governmental specifications; and the strength of its distribution network. Historically, Zurn has succeeded in growing revenues and operating income even during cyclical downturns in the non-residential construction cycle. For example, from 2001 to 2005 Zurn’s revenues and operating income grew at 8.2% and 11.5% compound annual growth rates (“CAGR”), respectively, compared to a (1.2)% non-residential construction market CAGR over the same period.

Zurn products are marketed through an extensive network of independent sales representatives, as well as Zurn’s product specialists and area sales managers. This team of sales professionals drives the demand for Zurn products through engineers, contractors, builders and architects, resulting in pull-through sales at traditional plumbing wholesalers such as Ferguson, Hughes and Hajoca; retail home centers such as The Home Depot and Lowe’s; and industry-specific distributors in the food service, manufactured structures, industrial, janitorial and sanitation industries. Zurn’s extensive network of approximately 400 independent sales representatives across 121 agencies in North America works with local engineers, contractors, builders and architects to specify, or “spec-in,” Zurn’s products for use in local commercial and institutional construction projects. These independent sales representatives also work with wholesalers to assess and meet the needs of building contractors by combining knowledge of Zurn’s products, installation and delivery with the wholesalers’ knowledge of the local markets.

Zurn has 16 manufacturing and warehouse facilities and uses approximately 70 third-party warehouses at which it maintains inventory. In this network of warehouses, those that are not directly owned by Zurn are, within the applicable Zurn product line, committed to sell Zurn products exclusively. This broad distribution network provides Zurn with a competitive advantage and drives demand for its products by allowing quick delivery of project critical water management products throughout the country to engineers, contractors, builders and architects facing short lead times.

Over the last 30 years, Zurn has built an extensive global network of independent foreign sources that manufacture high quality, low-cost component parts for its products. Currently, Zurn sources approximately 60%

of its component parts from these lower cost sources. These sources manufacture components to Zurn’s internally engineered specifications using Zurn’s proprietary designs, which in turn enables Zurn to focus on product design, assembly, testing and quality control. Zurn has an office in Zhuhai, China with approximately 10 employees who work closely with local manufacturers and suppliers to supervise Zurn’s sourcing operation and monitor the quality of component parts. We plan to leverage Zurn’s outsourcing expertise to enhance our own low-cost regional sourcing capabilities.

Zurn’s extensive global sourcing network has allowed it to maintain a highly flexible operating cost structure. Zurn’s domestic facilities are primarily used as flexible assembly operations, which minimizes Zurn’s fixed overhead and capital expenditure requirements. This strategy has enabled Zurn to enjoy strong operating margins while requiring capital expenditures of approximately 1% of net sales over Zurn’s past four fiscal years. Because of these factors, we believe the Zurn acquisition will be accretive to our operating margins and further improve our free cash flow profile.

The Other Zurn Transactions

On October 11, 2006, Jacuzzi entered into an agreement and plan of merger (the “merger agreement”) with Jupiter Acquisition LLC (“Jupiter”) and Jupiter Merger Sub, Inc. (the “merger sub”). Jupiter and merger sub are affiliates of Apollo. On February 7, 2007, pursuant to the merger agreement, (i) merger sub merged with and into Jacuzzi, with Jacuzzi surviving the merger as a wholly-owned subsidiary of Jupiter, and (ii) at the effective time of the merger, each outstanding share of common stock of Jacuzzi was converted into the right to receive $12.50 in cash, without interest. Upon consummation of the merger, substantially all of the outstanding common stock of Jacuzzi was owned by Jupiter.

As a condition to closing the merger, Jacuzzi repurchased substantially all of the $380.0 million in aggregate outstanding principal amount of its 9 5/8% Senior Secured Notes due 2010 (the “existing Jacuzzi notes”) pursuant to a previously launched tender offer (the “tender offer”). Any existing Jacuzzi notes not repurchased in the tender offer remain outstanding as indebtedness of Jacuzzi and are secured by the Zurn assets. Throughout this prospectus we assume that all of the existing Jacuzzi notes were repurchased pursuant to the tender offer at substantially the same time as the consummation of the Zurn acquisition.

Also on October 11, 2006, we entered into a purchase agreement with Jupiter (the “Zurn purchase agreement”), pursuant to which we acquired Zurn from Jupiter for a purchase price of $942.5 million on February 7, 2007. The Zurn acquisition was effected by (i) Jacuzzi selling its bath products business (the “Bath sale”) to Bath Acquisition Corp., a Delaware corporation and affiliate of Apollo (“Bath Newco”), leaving the plumbing products business as Jacuzzi’s sole business operation, and (ii) Jupiter contributing the stock of Jacuzzi to Rexnord LLC immediately following the Bath sale. Following the Bath sale, Jacuzzi also retained certain corporate and administrative functions that we anticipate eliminating in the near future. The purchase price was funded through (i) the issuance of $310.0 million in additional 9 1/2% Senior Notes due 2014 (the “additional 2014 notes,” and together with the $485.0 million of 9 1/2% Senior Notes due 2014 issued in connection with our acquisition by Apollo described below and referred to as the “initial 2014 notes”, the “2014 notes”), (ii) the issuance of the notes, (iii) an incremental term loan B facility in the amount of $200.0 million and (iv) equity contributions of approximately $282.0 million by Apollo, George Sherman (our non-executive Chairman) and certain members of our management.

The term “Zurn Transactions” means, collectively, the Jacuzzi acquisition, the Zurn acquisition, the debt financing used to finance the Zurn acquisition, the Bath sale, the tender offer and the payment of fees and expenses in connection with the foregoing.

Other Recent Events

Canal Street Facility

On December 6, 2006, we experienced an explosion at our Canal Street manufacturing facility, located in Milwaukee, Wisconsin (the “Canal Street Facility”), in which three employees lost their lives and approximately 45 employees were injured. The Canal Street Facility is comprised of over 1.1 million square feet among several buildings, and had approximately 750 employees prior to the accident. Preliminary reports indicate the accident resulted from a leak in an underground pipe related to a backup propane gas system that was being tested. The explosion destroyed approximately 80,000 square feet of warehouse, storage and non-production buildings, and damaged portions of other production areas. The core production capabilities were substantially unaffected by the accident.

The Canal Street Facility is our primary manufacturing facility for gear products, and also manufactures portions of the components for our coupling products. However, we have gear manufacturing and repair operations in nine other locations and we manufacture couplings in three other locations. Our ability to produce other products was not affected by the incident.

To date we have not experienced any material loss of customers or orders as a result of the accident. We do not believe that there will be any long-term negative implications to our gear product line as a result of the accident, and we have resumed shipments and production at the Canal Street Facility. As of the date of this prospectus all employees have been recalled and are working at the facility in their roles prior to the accident and/or assisting in the restoration process. Shipments and production at the Canal Street Facility continue to increase, and our current preliminarily estimate is that we will be able to reach pre-accident shipment levels during the first half of fiscal 2008.

We have substantial property, casualty, liability, workers’ compensation and business interruption insurance and believe that the limits of our coverage will be in excess of the losses incurred. Our property, casualty and business interruption liability insurance provides coverage of up to $2.0 billion per incident. The aggregate amount of deductibles under all insurance coverage is $1.0 million. We are working with our insurance carriers to evaluate losses and coverage and to determine how to proceed with reconstruction and recovery.

The accident created a business interruption that we estimate adversely impacted sales in the third quarter of fiscal 2007 by approximately $15.0 million to $20.0 million. We are actively working with our insurance carriers to determine the amounts and timing of the insurance proceeds recoverable under our business interruption coverage.

We recorded impairments to fixed assets and inventory in the third quarter of fiscal 2007, as well as expenses related to cleanup and restoration activities, insurance deductibles, professional fees and additional outsourcing costs incurred to meet customer commitments. The total amount of the charges and impairments was approximately $19.9 million during the third fiscal quarter. We currently expect to recover a substantial majority of these charges and impairments under our insurance coverage, although the timing of these recoveries is not currently predictable with certainty.

We have not experienced, and we do not expect to experience, any material adverse impact to our liquidity, cash or leverage profile as a result of the accident. We also do not expect this incident to have a material effect on, or result in a default under, our existing senior secured credit facilities or our senior notes or senior subordinated notes.

The facility reconstruction and insurance claim process will likely extend into our next fiscal year (which begins on April 1, 2007) and possibly beyond. We continue to evaluate the time frame in which the Canal Street

Facility may return to pre-accident production levels, the timing of receipt of insurance recoveries and the overall impact to our business and financial results. See “Risk Factors—Risks Related to Our Business—We are not yet able to determine the full effect of the accident at our Canal Street Facility on our financial condition or operations.”

Rexnord Holdings, Inc.

On March 2, 2007, Rexnord Holdings, Inc., our indirect parent (“Holdings”), entered into an unsecured credit facility that it intends to use to fund a dividend to its equity holders. The total availability under the credit facility is $460.0 million. Neither Chase Acquisition I, Inc., RBS Global nor any of its subsidiaries is a party to the Holdings credit facility.

The Apollo Acquisition

On July 21, 2006, certain affiliates of Apollo purchased substantially all of our outstanding common stock from The Carlyle Group (“Carlyle”) for approximately $1.825 billion, excluding transaction fees (the “Apollo acquisition”). The Apollo acquisition was financed with (i) the issuance of the initial 2014 notes and the senior subordinated notes, (ii) $645.7 million of borrowings under our senior secured credit facilities (the “senior secured credit facilities”) and (iii) $475.0 million of equity contributions (consisting of a $438.0 million cash contribution from Apollo and $37.0 million of rollover stock and stock options held by certain members of our management). The proceeds from the Apollo cash contribution and the new financing arrangements, net of related debt issuance costs, were used to (i) pay our previous equity holders for their ownership interests in us, (ii) repay all outstanding borrowings under our previously existing credit agreement, (iii) repurchase substantially all of our $225.0 million of 10 1/8% senior subordinated notes then outstanding and (iv) pay transaction fees and expenses.

The Falk Acquisition

On May 16, 2005, we acquired Falk from Hamilton Sundstrand, a division of United Technologies Corporation, for $301.3 million ($306.2 million purchase price including related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. Falk is a manufacturer of gears and lubricated couplings with calendar year 2004 sales of $203.1 million, and is also a recognized leader in the gear and coupling markets with exceptional “brand equity,” as evidenced by its number one rating in gearboxes and couplings in Plant Services Magazine’s “Reader’s Choice Award” in 2004. The Falk acquisition significantly enhanced our position as a leading manufacturer of highly engineered PT products. By combining our leadership positions in flattop chain, industrial bearings, non-lubricated couplings and industrial chain with Falk’s complementary leadership positions in gears and lubricated couplings, as well as a growing gear repair business, the Falk acquisition resulted in a comprehensive, market-leading product portfolio that we believe to be one of the broadest in the PT industry. Falk is included in our results of operations from May 17, 2005.

Our Equity Sponsor

Apollo Fund VI, L.P., together with its co-investment vehicle, AAA Investments, L.P., is our principal equity sponsor and is an affiliate of Apollo Management, L.P. and Apollo Investment VI, L.P. Apollo Management, L.P. was founded in 1990 and is among the most active and successful private investment firms in the world in terms of both number of investment transactions completed and aggregate dollars invested. Since its inception, Apollo Management, L.P. has managed the investment of an aggregate of approximately $20 billion in capital, including more than $14 billion invested in leveraged buyouts, in a wide variety of industries, both in the United States and internationally. Companies owned or controlled by Apollo Management, L.P. or in which Apollo Management, L.P. or its affiliates have a significant equity investment include, among others, Affinion, AMC Entertainment, Berry Plastics, CEVA Logistics, Covalence Specialty Materials, Goodman Global, Hexion Specialty Chemicals, Intelsat, Metals USA, Momentive and Verso Paper.

Summary of the Terms of the Exchange Offer

In connection with the closing of the Zurn acquisition, we entered into a registration rights agreement (as more fully described below) with the initial purchasers of the old notes. Under that agreement, we agreed to deliver to you this prospectus and to consummate the exchange offer. In the exchange offer you are entitled to exchange your old notes for exchange notes which are identical in all material respects to the old notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

•	the exchange notes are not entitled to the registration rights which are applicable to the old notes under the registration rights agreements; and

•	our obligation to pay additional interest on the old notes due to the failure to consummate the exchange offer by a certain date does not apply to the exchange notes.

The Exchange Offer

We are offering to exchange up to $150,000,000 aggregate principal amount of our registered 8 7/8% Senior Notes due 2016 and the guarantees thereof, for a like principal amount of our 8 7/8% Senior Notes due 2016 and the guarantees thereof which were issued on February 7, 2007. Old notes may be exchanged only in integral multiples of $1,000.

Resales

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

•	are acquiring the exchange notes in the ordinary course of business; and

•

have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the exchange notes.

In addition, each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activity must also acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For more information, see “Plan of Distribution.”

Any holder of old notes, including any broker-dealer, who

•	is our affiliate,

•	does not acquire the exchange notes in the ordinary course of its business, or

•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the staff of the Commission expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration Date; Withdrawal of Tenders

The exchange offer will expire at 5:00 p.m., New York City time, on April 19, 2007, or such later date and time to which we extend it. We do not currently intend to extend the expiration date. A tender of old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive. For more information, see “The Exchange Offer—Certain Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes

If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold old notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

•

you are not our “affiliate” as defined in Rule 405 under the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Guaranteed Delivery Procedures

If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Old Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, the exchange offer, we will have fulfilled a covenant contained in the registration rights agreements for the old notes and, accordingly, we will not be obligated to pay additional interest as described in the registration rights agreements. If you are a holder of old notes and do not tender your old notes in the exchange offer, you will continue to hold such old notes and you will be entitled to all the rights and limitations applicable to the old notes in the respective indenture, except for any rights under the respective registration rights agreement that, by their terms, terminate upon the consummation of the exchange offer.

Consequences of Failure to Exchange

All untendered old notes will continue to be subject to the restrictions on transfer provided for in the old notes and in the respective indenture. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the old notes under the Securities Act.

Material Tax Consequences

The exchange of old notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. For more information, see “Material United States Federal Tax Consequences.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer.

Exchange Agent	Wells Fargo Bank, N.A. is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

Summary of the Terms of the Exchange Notes

The following summary highlights the material information regarding the exchange notes contained elsewhere in this prospectus. We urge you to read this entire prospectus, including the “Risk Factors” section and the consolidated financial statements and related notes.

Issuers	RBS Global, Inc. and Rexnord LLC as joint and several obligors.

Notes Offered	$150,000,000 aggregate principal amount of 8 7/8% Senior Notes due 2016.

Maturity Date	The notes will mature on September 1, 2016.

Interest Payment Dates	March 1 and September 1 of each year, commencing September 1, 2007.

Optional Redemption

Prior to August 1, 2011, we may redeem some or all of the notes at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date plus the applicable “make-whole” premium. On or after August 1, 2011, we may redeem some or all of the notes at the redemption price set forth in this prospectus. Additionally, on or prior to August 1, 2009, we may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of specified equity offerings at the redemption prices set forth in this prospectus. See “Description of the Notes—Optional Redemption.”

Change of Control

If a change of control occurs, we must give holders of the notes an opportunity to sell to us their notes at a purchase price of 101% of the principal amount of such notes, plus accrued and unpaid interest to the date of purchase. The term “Change of Control” is defined under “Description of the Notes—Change of Control.”

Guarantees	The notes are guaranteed, jointly and severally, on an unsecured, senior basis, by each of the Guarantors.

Ranking	The notes and the guarantees thereof are our and the guarantors’ unsecured, senior obligations and rank:

•	equal in the right of payment with all of our and the guarantors’ existing and future senior indebtedness; and

•	senior to all of our and the guarantors’ existing and future subordinated indebtedness, including the senior subordinated notes and the guarantees thereof.

The notes are effectively junior in priority to our and the guarantors’ obligations under all secured indebtedness, including our senior secured credit facilities and any other secured obligations, in each case to the extent of the value of the assets securing such obligations. See “Description of Other Indebtedness.”

The notes also are effectively junior to liabilities of the non-guarantor subsidiaries. As of December 30, 2006, our non-guarantor subsidiaries had total liabilities of $157.8 million and had $332.3 million of our total assets.

As of December 30, 2006, after giving pro forma effect to the Zurn Transactions, we had outstanding on a consolidated basis:

•	$790.0 million of secured senior indebtedness;

•	$945.0 million of unsecured senior indebtedness, consisting of the 2014 notes and the notes (excluding a premium of $9.3 million received from the issuance of the additional 2014 notes);

•	$300.3 million of unsecured senior subordinated indebtedness, consisting substantially of the senior subordinated notes; and

•	$4.6 million of other long-term indebtedness.

Restrictive Covenants	The indenture governing the notes (the “Indenture”) contains covenants that limit our ability and certain of our subsidiaries’ ability to:

•	incur or guarantee additional indebtedness;

•	pay dividends and make other restricted payments;

•	create restrictions on the payment of dividends or other distributions to us from our restricted subsidiaries;

•	create or incur certain liens;

•	make certain investments;

•	engage in sales of assets and subsidiary stock; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

These covenants are subject to a number of important limitations and exceptions as described under “Description of the Notes—Certain Covenants.”

Risk Factors

Investing in the notes involves substantial risk. These risks include, among other things, risks related to our competitive environment, our dependence on independent distributors, general economic and business conditions, our dependence on customers in cyclical industries and the seasonality of Zurn’s sales. See “Risk Factors” for a discussion of these and certain other factors that you should consider before investing in the notes.

Additional Information

RBS Global is a Delaware corporation and Rexnord LLC is a Delaware limited liability company. Our principal executive offices are located at 4701 Greenfield Avenue, Milwaukee, Wisconsin 53214. Our telephone number is (414) 643-3000. Our website is located at www.rexnord.com. The information that appears on our and Jacuzzi’s website is not a part of, and is not incorporated into, this prospectus.

Summary Historical and Unaudited Pro Forma Financial Data

The following table sets forth certain of RBS Global’s historical and pro forma financial data.

The summary historical financial data for the years ended March 31, 2004, 2005 and 2006 have been derived from our consolidated financial statements and related notes thereto included in this prospectus, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The summary historical financial data for the nine months ended January 1, 2006, for the periods from April 1, 2006 to July 21, 2006 and from July 22, 2006 to December 30, 2006, and as of December 30, 2006 are derived from our unaudited financial statements included elsewhere in this prospectus. The period from April 1, 2006 to July 21, 2006 includes the accounts of RBS Global prior to the Apollo acquisition. The period from July 22, 2006 to December 30, 2006 includes the accounts of RBS Global after the Apollo acquisition. The two periods account for the nine months ended December 30, 2006. We refer to the financial statements prior to the Apollo acquisition as “Predecessor.” These financial statements do not include the accounts of Rexnord Holdings, the parent company of RBS Global. Rexnord Holdings does not have any operations or investments other than its investment in RBS Global.

The summary historical financial data for the LTM Period was derived by (i) combining our historical consolidated statement of income for the nine months ended December 30, 2006 (which consists of the combination of our statements of income for our Predecessor for the period from April 1, 2006 through July 21, 2006 and for our Successor for the period from July 22, 2006 through December 30, 2006) with (ii) our historical consolidated statement of income for the fiscal year ended March 31, 2006 and (iii) subtracting our historical consolidated statement of income for the nine months ended January 1, 2006.

The following summary unaudited pro forma financial information for the LTM Period and as of December 30, 2006 has been derived from the pro forma financial information set forth under “Unaudited Pro Forma Condensed Consolidated Financial Information of RBS Global, Inc.” and “Unaudited Pro Forma Condensed Consolidated Financial Information of Jacuzzi Brands, Inc.” which has been prepared to give pro forma effect to (i) the Apollo acquisition and (ii) the Apollo acquisition and the Zurn acquisition. Except as otherwise indicated, the summary unaudited pro forma condensed consolidated statement of income data for the LTM Period gives effect to the Apollo acquisition and the Zurn acquisition as if they had occurred on April 1, 2005.

The Apollo acquisition and the Zurn acquisition have been accounted for using the purchase method of accounting. The summary pro forma information presented will be revised based upon final calculations and the resolution of purchase price adjustments pursuant to the merger agreement relating to the Apollo acquisition and the purchase agreement related to the Zurn acquisition, in each case as additional information becomes available. The final allocations of the purchase prices in the Apollo acquisition and the Zurn acquisition will be determined at a later date and depend on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed in each of those transactions. In connection with the Apollo acquisition, we are still in the process of finalizing third-party appraisals of our plant, property and equipment and certain identifiable intangible assets. In addition, we are still finalizing our strategic assessment of the business, which may give rise to additional purchase liabilities. Accordingly, final adjustments to the purchase price allocation may be required and those adjustments may be material. In connection with the Zurn acquisition, an independent third-party appraiser will perform a valuation of Zurn’s assets as of the closing date of the Zurn acquisition, and upon a final valuation the purchase allocation will be adjusted. Such final adjustments, including increases to depreciation and amortization resulting from the allocation of purchase price to amortizable tangible and intangible assets, may be material. This valuation will be based on the actual net tangible and intangible assets and liabilities that exist as of the closing date of the Zurn acquisition.

The summary unaudited pro forma financial information is for informational purposes only and does not purport to represent what our results of operation or financial position would have been if the Apollo acquisition and the Zurn Transactions had occurred as of the dates indicated or what such results will be for future periods, and such information does not purport to project the results of operations for any future period.

The following data should be read in conjunction with “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Information of RBS Global Inc.,” “Unaudited Pro Forma Condensed Consolidated Financial Information of Jacuzzi Brands, Inc.,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and Jacuzzi’s consolidated financial statements and related notes thereto included elsewhere in this prospectus.

								Pro Forma
	Historical							LTM Period
	Predecessor					Successor
(Dollars in millions)	Fiscal Year Ended March 31,			Nine Months Ended January 1, 2006	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through December 30, 2006	LTM Period	RBS Global(2)	Combined RBS Global and JBI (Less Bath Disc. Op.)(3)
	2004	2005	2006(1)
Statement of Income Data:
Net sales	$712.8	$811.0	$1,081.4	$777.7	$334.2	$535.4	$1,173.3	$1,173.3	$1,620.6
Cost of sales (4)	485.4	555.8	742.3	537.6	237.7	367.3	809.7	812.4	1,089.9

Gross profit	227.4	255.2	339.1	240.1	96.5	168.1	363.6	360.9	530.7
Selling, general and administrative expenses	148.1	153.6	187.8	136.6	63.1	92.1	206.4	206.4	298.3
Loss on Canal Street accident, net	—	—	—	—	—	7.9	7.9	7.9	7.9
Restructuring and other similar costs	2.6	7.3	31.1	20.3	—	—	10.8	10.8	11.1
Transaction related costs	—	—	—	—	62.7	—	62.7	—	—
Curtailment gain	(6.6)	—	—	—	—	—	—	—	—
Amortization of intangible assets	13.9	13.8	15.7	11.6	5.0	16.0	25.1	31.9	31.9

Income (loss) from operations	69.4	80.5	104.5	71.6	(34.3)	52.1	50.7	103.9	181.5
Other expense:
Interest expense, net	(45.4)	(44.0)	(61.5)	(45.2)	(21.0)	(63.7)	(101.0)	(139.9)	(200.9)
Other income (expense), net	(1.1)	(0.7)	(3.8)	(3.8)	(0.4)	7.0	6.6	6.6	3.0

Income (loss) before income taxes	22.9	35.8	39.2	22.6	(55.7)	(4.6)	(43.7)	(29.4)	(16.4)
Provision (benefit) for income taxes	8.7	14.2	16.3	9.4	(16.1)	(0.5)	(9.7)	(7.8)	(0.6)

Net income (loss)	$14.2	$21.6	$22.9	$13.2	$(39.6)	$(4.1)	$(34.0)	$(21.6)	$(15.8)

Other Financial Data:
Capital expenditures	22.1	25.7	37.1	22.3	11.7	18.2	44.7	44.7	47.9

								As of December 30, 2006
								Historical	Pro Forma(5)
Balance Sheet Data:
Cash								$17.9	$36.4
Working capital(6)								145.2	232.8
Total assets								2,367.5	3,600.6
Total debt(7)								1,379.9	2,039.9
Total stockholders’ equity								401.6	683.6

(1)	Consolidated financial data for the fiscal year ended March 31, 2006 reflects the estimated fair value of assets acquired and liabilities assumed in connection with the Falk acquisition. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the Falk acquisition.
(2)	Gives effect to the Apollo acquisition as if it had occurred on April 1, 2005.
(3)	Gives effect to the Apollo acquisition and the Transactions as if they had occurred on April 1, 2005.
(4)	We capitalize overhead variances into inventories based on estimates of related cost drivers, which are generally either raw material purchases or standard labor. In fiscal 2005, we re-evaluated these estimates to ensure we were valuing our inventories at actual cost. As a result, we revised certain of these estimates to increase inventories and reduce cost of sales by $7.0 million in fiscal 2005.
(5)	Gives effect to the Transactions as if they had occurred on December 30, 2006.
(6)	Represents total current assets less total current liabilities less cash.
(7)	Excludes a premium of $9.3 million received from the issuance of the additional 2014 notes.

RISK FACTORS

Investing in the notes involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our financial statements and the related notes, before participating in this exchange offer. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. If any of the following risks materialize, our business, financial condition or results of operations could be materially and adversely affected. In that case, you may lose some or all of your investment.

Risk Factors Related to an Investment in the Notes

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making payments on the notes.

We are a highly leveraged company. As of December 30, 2006, we would have had, after giving pro forma effect to the Zurn Transactions, approximately $2,039.9 million of outstanding indebtedness (excluding a premium of $9.3 million received from the issuance of the additional 2014 notes) and fiscal 2007 debt service payment obligations of $200.9 million (including approximately $124.2 million of debt service on fixed rate obligations). Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt will depend on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations, and currently anticipated cost savings and operating improvements may not be realized on schedule, or at all. If we are unable to meet our expenses and debt service and other obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations.

Our substantial indebtedness could have important consequences for you as a holder of the notes, including the following:

•	it may limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes;

•

it may make it more difficult for us to satisfy our obligations with respect to our indebtedness, including the notes, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indentures governing the notes and the agreements governing our other indebtedness;

•	a substantial portion of our cash flow from operations will be dedicated to the repayment of our indebtedness and so will not be available for other purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we will be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or the economy;

•	it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and

•	it may limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets.

Furthermore, our interest expense could increase if interest rates increase because a portion of the debt under our senior secured credit facilities is unhedged variable-rate debt. See “Description of Other Indebtedness.”

Despite our substantial indebtedness, we may still be able to incur significantly more debt. This could intensify the risks described above.

The terms of our senior secured credit facilities, the indenture and the indentures governing our other notes will contain, restrictions on our and our subsidiaries’ ability to incur additional indebtedness, including secured indebtedness that will be effectively senior to the notes to the extent of the assets securing such indebtedness. However, these restrictions will be subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, we or our subsidiaries could incur significant additional indebtedness in the future, much of which could constitute secured or senior indebtedness. As of December 30, 2006, we had $127.8 million available for additional borrowing under our revolving credit facility (there were no borrowings outstanding under the facility but $22.2 million of the facility was utilized in connection with outstanding letters of credit, all of which is secured). In addition to the notes, the terms of our borrowings under our senior secured credit facilities, our 2014 notes and our senior subordinated notes and the covenants under any other existing or future debt instruments could allow us to borrow a significant amount of additional indebtedness. The more leveraged we become, the more we, and in turn our securityholders, become exposed to the risks described above under “—Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments on the notes.”

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to pay principal and interest on the notes and to satisfy our other debt obligations will depend upon, among other things:

•

our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control; and

•

the future availability of borrowings under our senior secured credit facilities, the availability of which depends on, among other things, our complying with the covenants in our senior secured credit facilities.

We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior secured credit facilities or otherwise, in an amount sufficient to fund our liquidity needs, including the payment of principal and interest on the notes. On a pro forma basis for the LTM Period, our earnings were insufficient to cover our fixed charges by $16.4 million. See “Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements, including our senior secured credit facilities, the indenture and the indentures governing our other notes, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Furthermore, Apollo has no continuing obligation to provide us with debt or equity financing.

Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries.

Our subsidiaries own a significant portion of our assets and conduct a significant portion of our operations. Accordingly, repayment of our indebtedness, including the notes, is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and (if they are not guarantors of the notes) their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes, our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the notes limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our non-guarantor subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes will be unsecured. As a result, the notes and the related guarantees will be effectively subordinated to all of our and the guarantors’ secured indebtedness to the extent of the value of the assets securing the indebtedness. Our obligations under our senior secured credit facilities and each guarantor’s obligations under its guarantee of our senior secured credit facilities will be secured by a security interest in substantially all of our domestic tangible and intangible assets. In the event that we or a guarantor are declared bankrupt, become insolvent or are liquidated or reorganized, our obligations under our senior secured credit facilities and any other secured obligations will be entitled to be paid in full from our assets or the assets of the guarantor, as the case may be, securing such obligation before any payment may be made with respect to the notes. Holders of the 2014 notes and the notes would participate ratably in our remaining assets or the remaining assets of the guarantor, as the case may be, with all holders of unsecured indebtedness that are deemed to rank equally with the 2014 notes and the notes based upon the respective amount owed to each creditor. In addition, if we default under our senior secured credit facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture under which the notes are issued at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness.”

As of December 30, 2006, on a pro forma basis after giving effect to the Zurn Transactions, we would have had $790.0 million of senior secured indebtedness (substantially all of which would have been indebtedness under our senior secured credit facilities and which does not include additional borrowing availability of $127.8 million under our revolving credit facility, subject to $22.2 million in outstanding letters of credit). The indentures governing the notes, our 2014 notes and our senior subordinated notes permit the incurrence of substantial additional indebtedness by us and our restricted subsidiaries in the future, including secured indebtedness. In addition, any existing Jacuzzi notes not repurchased in the tender offer remain outstanding as indebtedness of Jacuzzi and are secured by the Zurn assets.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our senior secured credit facilities that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, or interest on the notes and could substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our senior secured credit facilities), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our revolving credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek waivers from the required lenders under our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior secured credit facilities, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness” and “Description of the Notes.”

The notes will be structurally subordinated to all liabilities of our non-guarantor subsidiaries.

The notes are structurally subordinated to indebtedness and other liabilities of our subsidiaries that are not guaranteeing the notes. In the nine months ended December 30, 2006 subsidiaries that are not guaranteeing the notes had net income of $3.6 million and held $332.3 million of our total assets at December 30, 2006. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us.

The notes will not be guaranteed by any of our non-U.S. subsidiaries. These non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that we or the subsidiary guarantors have to receive any assets of any of the non-guarantor subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of those subsidiaries.

Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes.

The issuance of the notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes if a bankruptcy, liquidation or reorganization case or a lawsuit, including under circumstances in which bankruptcy is not involved, were commenced at some future date by us, by the guarantors or on behalf of our unpaid creditors or the unpaid creditors of a guarantor. While the relevant laws may vary from state to state, under such laws the payment of the consideration in the Apollo acquisition or the Zurn acquisition, including the proceeds of the initial 2014 notes and the senior subordinated notes, or the additional 2014 notes and the notes, respectively, will be a fraudulent conveyance if (i) the consideration was paid with the intent of hindering, delaying or defrauding creditors or (ii) we or any of our subsidiary guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (ii) only, one of the following is also true:

•	we or any of our subsidiary guarantors were or was insolvent or rendered insolvent by reason of issuing the notes or the guarantees;

•	payment of the consideration left us or any of our subsidiary guarantors with an unreasonably small amount of capital to carry on its business; or

•	we or any of our subsidiary guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to existing and future indebtedness of ours or such subsidiary guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our other debt and that of our subsidiary guarantors that could result in acceleration of such debt.

The measures of insolvency for purposes of fraudulent conveyance laws vary depending upon the law of the jurisdiction that is being applied. Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we or the subsidiary guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the notes and the guarantees would not be subordinated to our or any subsidiary guarantor’s other debt.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantor, the obligations of the applicable subsidiary guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable subsidiary guarantor’s other debt or take other action detrimental to the holders of the notes.

The terms of our senior secured credit facilities, the indenture and the indentures governing our other notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

Our senior secured credit facilities, the indenture and the indentures governing our other notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other restricted payments;

•	create or incur certain liens;

•	make certain investments;

•	engage in sales of assets and subsidiary stock;

•	enter into transactions with affiliates;

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions; and

•	make capital expenditures.

In addition, our revolving credit facility requires us to maintain a senior secured leverage ratio. As a result of these covenants, we will be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

A failure to comply with the covenants contained in our senior secured credit facilities or our other indebtedness could result in an event of default under the facilities or the existing agreements, which, if not cured or waived, could have a material adverse affect on our business, financial condition and results of operations. In the event of any default under our senior secured credit facilities or our other indebtedness, the lenders thereunder:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	require us to apply all of our available cash to repay these borrowings; or

•	prevent us from making debt service payments on the notes, any of which could result in an event of default under the notes.

If the indebtedness under our senior secured credit facilities or our other indebtedness, including the notes, were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full. See “Description of Other Indebtedness” and “Description of the Notes.”

We may not be able to repurchase the notes upon a change of control.

Upon a change of control as defined in the indenture and the indentures governing our other notes, we will be required to make an offer to repurchase all of such outstanding notes at 101% of their principal amount plus accrued and unpaid interest, unless we give notice of our intention to exercise our right to redeem the notes. We may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control offer or to redeem the notes. A failure to make the applicable change of control offer or to pay the applicable change of control purchase price when due would result in a default under each of the indentures. The occurrence of a change of control would also constitute an event of default under our senior secured credit facilities and our existing notes and may constitute an event of default under the terms of our other indebtedness. The terms of the loan and security agreement governing our senior secured credit facilities limit our right to purchase or redeem certain indebtedness. In the event any purchase or redemption is prohibited, we may seek to obtain waivers from the required lenders under our senior secured credit facilities to permit the required repurchase or redemption, but we may not be able to do so. A change of control is defined in the indentures and would not include all transactions that could involve a change of control of our day-to-day operations, including a transaction involving the Management Group, as defined in the indenture governing the notes and the indentures governing our other notes. See “Description of the Notes—Change of Control.”

Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

You have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantors are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending on the amount of other obligations of such guarantor. Further, under the circumstances discussed more fully above, a court under Federal or state fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of the Notes—Guarantees.”

Risks Related to the Exchange Offer

If you do not properly tender your old notes, you will continue to hold unregistered old notes and be subject to the same limitations on your ability to transfer old notes.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you are eligible to participate in the exchange offer and do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the old notes. In addition:

•

if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•

if you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes.

After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

An active trading market may not develop for the exchange notes, in which case the trading market liquidity and the market price quoted for the exchange notes could be adversely affected.

The exchange notes are a new issue of securities with no established trading market and will not be listed on any securities exchange or automated dealer quotation system. The liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes. In addition, if a large amount of old notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer would reduce liquidity and could lower the market price of those exchange notes. Future trading prices of the old notes and the exchange notes will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your notes.

Risks Related to Our Business

The markets in which we sell our products are highly competitive.

We operate in highly fragmented markets within the PT industry. As a result, we compete against numerous different companies. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate, and some of our competitors have greater financial and other resources than we do. Competition in our business lines is based on a number of considerations including product performance, cost of transportation in the distribution of our PT products, brand reputation, quality of client service and support, product availability and price. Additionally, some of our larger, more sophisticated customers are attempting to reduce the number of vendors from which they purchase in order to increase their efficiency. If we are not selected to become one of these preferred providers, we may lose access to certain sections of the end markets in which we compete. Our customers increasingly demand a broad product range and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in manufacturing, customer service and support, marketing and our distribution networks. We may also have to adjust the prices of some of our PT products to stay competitive. We cannot assure you that we will have sufficient resources to continue to make these investments or that we will maintain our competitive position within each of the markets we serve.

Zurn competes against both large international and national rivals, as well as many regional competitors. Some of its competitors have greater resources than Zurn. Significant competition in any of Zurn’s given markets can result in substantial pressure on its pricing and profit margins, thereby adversely affecting its financial results. As a result of pricing pressures, Zurn may in the future experience reductions in profit margins. We cannot provide assurance that Zurn will be able to maintain or increase the current market share of its products successfully in the future.

We rely on independent distributors. Termination of one or more of our relationships with any of those independent distributors or an increase in the distributors’ sales of our competitors’ products could have a material adverse effect on our business, financial condition or results of operations.

In addition to our own direct sales force, we depend on the services of independent distributors to sell our PT products and provide service and aftermarket support to our customers. We rely on an extensive distribution network, with over 1,900 distributor locations nationwide. Rather than serving as passive conduits for delivery of product, our industrial distributors are active participants in the overall competitive dynamic in the PT industry. Industrial distributors play a significant role in determining which of our PT products are stocked at the branch locations, and hence are most readily accessible to aftermarket buyers, and the price at which these products are sold. For fiscal 2006, approximately 21.9% of our net sales were generated through sales to three of our key independent distributors: Motion Industries (which accounted for 11.8%), Applied Industrial Technologies and Kaman Corporation. Almost all of the distributors with whom we transact business offer competitors’ products and services to our customers. In addition, the distribution agreements we have are typically cancelable by the distributor after a short notice period. The loss of one of our key distributors or of a substantial number of our other distributors or an increase in the distributors’ sales of our competitors’ products to our customers could materially and adversely affect our business, financial condition or results of operations. Zurn depends on a network of several hundred independent sales representatives and approximately 70 third-party warehouses to distribute its products and is subject to similar risks.

Our business depends upon general economic conditions and other market factors beyond our control, and we serve customers in cyclical industries. As a result, our operating results could be negatively affected during economic downturns.

Our financial performance depends, in large part, on conditions in the markets that we serve and in the U.S. and global economies generally. Some of the industries we serve are highly cyclical, such as the aerospace, energy and industrial equipment industries. While we are currently experiencing an upturn in the economic environment, it is uncertain how long this upturn will continue. We have undertaken cost reduction programs as well as diversified the end markets served to mitigate the effect of a downturn in economic conditions; however, such programs may be unsuccessful in the event a downturn occurs. Any sustained weakness in demand or downturn or uncertainty in the economy generally would reduce our sales and profitability.

With respect to Zurn, the demand in the water management industry is influenced by new construction activity and the level of repair and remodeling activity. The level of new construction and repair and remodeling activity is affected by a number of factors beyond Zurn’s control, including the overall strength of the U.S. economy (including confidence in the U.S. economy by our customers), the strength of the residential and commercial real estate markets, institutional building activity, the age of existing housing stock, unemployment rates and interest rates. Any declines in commercial, institutional or residential construction starts or demand for replacement building and home improvement products may adversely impact Zurn, and there can be no assurance that any such adverse effects would not be material and would not continue for a prolonged period of time.

The seasonality of Zurn’s sales may adversely affect its financial results.

Zurn’s business experiences seasonal business swings. It experiences downturns in the autumn and winter months of the northern hemisphere, which encompasses the vast majority of its markets. This seasonality requires Zurn to manage its cash flows over the course of the year. If its sales were to fall substantially below what it would normally expect during certain periods, its financial condition would be adversely impacted.

Weather could adversely affect the demand for Zurn’s products and decrease its net sales.

Demand for Zurn’s products is primarily driven by commercial, institutional and residential construction activity. Weather is an important variable affecting its financial performance as it significantly impacts construction activity. Spring and summer months in the United States and Europe represent the main construction seasons. Adverse weather conditions, such as prolonged periods of cold or rain, blizzards, hurricanes and other severe weather patterns, could delay or halt construction and remodeling activity. For example, an unusually severe winter can lead to reduced construction activity and magnify the seasonal decline in Zurn’s net sales and earnings during the winter months. In addition, a prolonged winter season can delay construction and remodeling plans and hamper the seasonal increase in its net sales and earnings during the spring months.

Demand for Zurn’s products may depend on availability of financing.

Many customers who purchase Zurn’s products depend on third-party financing. Fluctuations in prevailing interest rates could affect the availability and cost of financing to Zurn’s customers. The lack of availability or increased cost of credit could lead to a reduction in demand for Zurn’s products and have a material adverse effect on its business, financial condition, cash flows and results of operations.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and introduce new products to meet customers’ needs in the industries we serve and want to serve. Our products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. If we fail to meet these requirements, our business could be at risk. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including product quality, price competitiveness, technical and manufacturing expertise, development and product design capability, new product innovation, reliability and timeliness of delivery, operational flexibility, customer service and overall management. Our success will depend on our ability to continue to meet our customers’ changing specifications with respect to these criteria. We cannot assure you that we will be able to address technological advances or introduce new products that may be necessary to remain competitive within our businesses. Furthermore, we cannot assure you that we can adequately protect any of our own technological developments to produce a sustainable competitive advantage.

If we lose certain of our key sales, marketing or engineering personnel, our business may be adversely affected.

Our success depends on our ability to recruit, retain and motivate highly-skilled sales, marketing and engineering personnel. Competition for these persons in our industry is intense, and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers, develop new products and provide acceptable levels of customer service could suffer. In addition, we cannot assure you that these individuals will stay with us. If any of these key personnel were to leave our company, it could be difficult to replace them, and our business could be harmed.

Increases in the cost of our raw materials, in particular bar steel, brass, castings, copper, forgings, high-performance engineered plastic, plate steel, resin, sheet steel and zinc, or the loss of a substantial number of our suppliers could adversely affect our financial health.

We depend on third parties for the raw materials used in our manufacturing processes. We generally purchase our raw materials on the open market on a purchase order basis. In the past, these contracts generally have had one-to-five year terms and have contained competitive and benchmarking clauses intended to ensure competitive pricing. While we currently maintain alternative sources for raw materials, our business is subject to the risk of price fluctuations and delays in the delivery of our raw materials. Any such price fluctuations or delays, if material, could harm our profitability or operations. In addition, the loss of a substantial number of suppliers could result in material cost increases or reduce our production capacity. We are also significantly affected by the cost of natural gas used for fuel and the cost of electricity. Natural gas and electricity prices have historically been volatile, particularly in California where we have a significant manufacturing presence.

We do not typically enter into hedge transactions to reduce our exposure to price risks and cannot assure you that we would be successful in passing on any attendant costs if these risks were to materialize. In addition, if we are unable to continue to purchase our required quantities of raw materials on commercially reasonable terms, or at all, or if we are unable to maintain or enter into our purchasing contracts for our larger commodities, our business operations could be disrupted and our profitability could be adversely impacted.

The loss of any significant customer could adversely affect Zurn’s business.

Zurn has certain customers that are significant to its business. During the LTM Period, Zurn’s top six customers accounted for approximately 34% of its net sales, and Zurn’s top customer, Ferguson Enterprises, Inc., accounted for approximately 17% of its net sales. Its competitors may adopt more aggressive sales policies and devote greater resources to the development, promotion and sale of their products than Zurn does, which could result in a loss of customers. The loss of one or more of its major customers or deterioration in its relationship with any of them could have a material adverse effect on its business, results of operations and financial condition.

We may be unable to make necessary capital expenditures.

We periodically make capital investments to, among other things, maintain and upgrade our facilities and enhance our products’ processes. As we grow our businesses, we may have to incur significant capital expenditures. We believe that we will be able to fund these expenditures through cash flow from operations and borrowings under our senior secured credit facilities. However, our senior secured credit facilities, the indenture and the indentures governing our other notes contain limitations that could affect our ability to fund our future capital expenditures and other capital requirements. We cannot assure you that we will have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, or that the amount of future capital expenditures will not be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product line may become dated, our productivity may be decreased and the quality of our products may be adversely affected, which, in turn, could reduce our sales and profitability.

Our international operations are subject to uncertainties, which could adversely affect our operating results.

Our business is subject to certain risks associated with doing business internationally. For the LTM Period on a pro forma basis, after giving effect to the Zurn acquisition, our net sales outside the United States represented approximately 22% of our total sales. Accordingly, our future results could be harmed by a variety of factors, including:

•	fluctuations in currency exchange rates, particularly fluctuations in the euro against the U.S. dollar;

•	exchange controls;

•	compliance with U.S. Department of Commerce export controls;

•	tariffs or other trade protection measures and import or export licensing requirements;

•	changes in tax laws;

•	interest rates;

•	changes in regulatory requirements;

•	differing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries; and

•	exposure to liabilities under the Foreign Corrupt Practices Act.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could materially and adversely affect our international operations and, consequently, our business, financial condition and results of operations.

We may incur significant costs for environmental compliance and/or to address liabilities under environmental laws and regulations.

Our operations and facilities are subject to extensive laws and regulations related to pollution and the protection of the environment, health and safety, including those governing, among other things, emissions to air, discharges to water, the generation, handling, storage, treatment and disposal of hazardous wastes and other materials, and the remediation of contaminated sites. A failure by us to comply with applicable requirements or the permits required for our operations could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. Moreover, if applicable environmental, health and safety laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated.

Some environmental laws and regulations, including the federal Superfund law, impose requirements to investigate and remediate contamination on present and former owners and operators of facilities and sites, and on potentially responsible parties, or PRPs, for sites to which such parties may have sent waste for disposal. Such liability can be imposed without regard to fault and, under certain circumstances, may be joint and several, resulting in one PRP being held responsible for the entire obligation. Liability may also include damages to natural resources. We are currently conducting investigations and/or cleanup of known or potential contamination at several of our current and former facilities, and have been named as a PRP at several third party Superfund sites. The discovery of additional contamination at these sites, or the imposition of more stringent cleanup requirements, could require significant expenditures by us in excess of our current reserves. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger remediation requirements that are not currently applicable to our operating facilities. We may also face liability for alleged personal injury or property damage due to exposure to hazardous substances used or disposed of by us, that may be contained within our current or former products, or that are present in the soil or groundwater at our current or former facilities. Significant costs could be incurred in connection with such liabilities.

We believe that, subject to various terms and conditions, we have certain indemnification protection from Invensys plc (“Invensys”) with respect to certain environmental liabilities that may have occurred prior to the acquisition by Carlyle (the “Carlyle acquisition”) of the capital stock of 16 entities comprising the Rexnord Group of Invensys, including certain liabilities associated with our Downers Grove, Illinois facility and with personal injury claims for alleged exposure to hazardous materials. We also believe that, subject to various terms and conditions, we have certain indemnification protection from Hamilton Sundstrand Corporation, or Hamilton Sundstrand, with respect to certain environmental liabilities that may have arisen from events occurring at Falk facilities prior to the Falk acquisition, including certain liabilities associated with personal injury claims for alleged exposure to hazardous materials. If Invensys or Hamilton Sundstrand becomes unable to, or otherwise does not, comply with their respective indemnity obligations, or if certain contamination or other liability for which we are obligated is not subject to such indemnities or historic insurance coverage, we could incur significant unanticipated costs. As a result, it is possible that we will not be able to recover pursuant to these indemnities a substantial portion, if any, of the costs that we may incur. See “Business—Legal Proceedings.”

Zurn is investigating and remediating contamination at a number of present and former operating or disposal sites and it has been named as a PRP at a number of Superfund sites pursuant to CERCLA or comparable state statutes. Zurn’s actual costs to clean up these sites may exceed its current estimates due to factors beyond its control, such as the discovery of presently unknown environmental conditions, the imposition of more stringent cleanup standards, disputes with insurers or the insolvency of other responsible parties at the sites at which it is involved.

Zurn is subject to numerous asbestos claims.

Zurn is a co-defendant in approximately 5,000 personal injury lawsuits involving approximately 46,300 plaintiffs pending as of December 31, 2006 in various courts in the United States primarily related to alleged exposure to asbestos contained in industrial boilers formerly manufactured by a segment of Zurn that has been accounted for as a discontinued operation. Zurn’s potential liability for asbestos-related claims currently pending against it and expected to be filed through 2016 is estimated at approximately $136 million, of which $102 million is expected to be paid by 2016. These claims are handled by Zurn’s insurers pursuant to a coordinated defense strategy and, to date, all defense and settlement costs have been paid by the insurers. In the event any such carriers become insolvent in the future, or the actual number or value of asbestos-related claims differs materially from Zurn’s existing estimates, Zurn could incur material costs that could have an adverse impact on Zurn’s business, financial condition or results of operations. See “Business—Legal Proceedings—Water Management.”

We are not yet able to determine the full effect of the accident at our Canal Street Facility on our financial condition or operations.

On December 6, 2006, we experienced an explosion at our Canal Street Facility, in which three employees lost their lives and approximately 45 employees were injured. The incident also resulted in the destruction of a warehouse building that held inventory and manufacturing components. An adjacent production facility and portions of other buildings at the Canal Street Facility were also damaged. The Canal Street Facility is our primary manufacturing facility for gear products, and also manufactures portions of the components for our coupling products.

The extent of the damage and the impact on future production and sales are not yet fully determinable. We expect a delay, and as a result a probable decline, in orders shipped for our gear products, and to a lesser extent in coupling shipments, due to this temporary loss of production capacity in this facility. Such delay could lead to a loss of customers for these, and possibly for other of our, products. We may also experience start-up inefficiencies as we bring this production facility back to full capacity, and repairing this facility may take longer than we expect. We could also face difficulties in procuring replacement machinery and tooling for equipment that was damaged in the explosion, and we therefore cannot assure you when the facility will be operating at full capacity. Due to a possible delay in obtaining component parts with long lead times, we also cannot assure you as to when the facility will return to shipping product in the same volumes as prior to the accident.

There also can be no assurance that our insurance coverage will cover all of our losses from this incident, or that we will not have to engage in protracted litigation to recover under our insurance policies. Even if the insurance carriers acknowledge broad coverage, the facility reconstruction and insurance claim process may take an extended period of time to complete. In addition, we may face workers’ compensation, personal injury, wrongful death or other tort claims for injury, death or property damage allegedly caused by the incident. It is also possible that we may be subject to civil penalties. We may not be successful in defending such claims, and the resulting liability could be substantial and may not be fully covered by insurance. As a result of the foregoing and other matters relating to or resulting from this event, there can be no assurance as to the long term effect this incident will have on us or our financial condition. See “Prospectus Summary—Other Recent Events.”

We rely on intellectual property that may be misappropriated or subject to claims of infringement.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection, as well as licensing agreements and third-party nondisclosure and assignment agreements. We cannot assure you that any of our applications for protection of our intellectual property rights will be approved or that others will not infringe on or challenge our intellectual property rights. We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants and advisors to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our technologies, our ability to sustain margins on some or all of our products may be affected, which could materially and adversely affect our business, financial condition or results of operations. In addition, in the ordinary course of our operations, from time to time we pursue and are pursued in potential litigation relating to the protection of certain intellectual property rights, including some of our more profitable products, such as flattop chain. An adverse ruling in any such litigation could have a material and adverse affect on our business, financial condition or results of operations. Similar risks apply to Zurn’s U.S. and foreign patents, patent applications, registered trademarks and other proprietary rights, which we believe are important to its success, potential growth and competitive position.

We could face potential product liability claims relating to products we manufacture or distribute.

We may be subject to product liability claims in the event that the use of our products, or the exposure to our products or their raw materials is alleged to have resulted in injury or other adverse effects. We currently maintain product liability insurance coverage, but we cannot assure you that we will be able to obtain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. An unsuccessful product liability defense could have a material and adverse effect on our business, financial condition or results of operations. In addition, our business depends on the strong brand reputation we have developed. In the event that this reputation is damaged as a result of a product liability claim, we may face difficulty in maintaining our pricing positions and market share with respect to some of our products, which could materially and adversely affect our business, financial condition or results of operations. See also “Business—Legal Proceedings—Power Transmission.”

We, our customers and our shippers have unionized employees that may stage work stoppages, which could seriously impact the profitability of our business.

As of December 30, 2006, we had approximately 5,900 employees, of whom approximately 4,100 were employed in the United States. Zurn employed approximately 930 persons at December 30, 2006, substantially all of whom were employed in the United States. Approximately 10% of our North American employees are represented by labor unions and approximately 12% of Zurn’s employees are represented by labor unions. The five U.S. collective bargaining agreements to which we are a party will expire in May 2008, August 2008, February 2009, December 2009 and October 2010. Zurn’s collective bargaining agreements with two local unions in North America (covering approximately 118 employees) expire in fiscal 2010. Negotiations for the extension of collective bargaining agreements may result in modifications to the terms of the agreements, and the modifications could cause Zurn and us to incur increased costs relating to our labor forces. Additionally, approximately 18% of our workforce is employed in Europe, where trade union membership is common.

Although we believe that our relations with our employees are currently satisfactory, if our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. Such negative effects could materially and adversely affect our business, financial condition or results of operations. In addition, if a greater percentage of our workforce becomes unionized, our business, financial condition or results of operations could be materially and adversely affected. Many of our direct and indirect customers have unionized workforces. Strikes, work stoppages or slowdowns experienced by these customers or their suppliers could result in slowdowns or closures of assembly plants where our products are used. In addition, organizations responsible for shipping our products may be impacted by occasional strikes staged by the International Brotherhood of Teamsters or Teamsters Union. Any interruption in the delivery of our products could reduce demand for our products and could have a material and adverse effect on our business, financial condition or results of operations.

Although we expect the Zurn acquisition to be beneficial, its expected benefits may not be realized, in the time frame anticipated or at all, because of integration and other challenges.

Achieving the expected benefits of the Zurn acquisition will depend on the timely and efficient integration of Zurn’s technology, operations, business culture and personnel into our Company. The integration may not be completed as quickly as expected, and if we fail to effectively integrate the companies or the integration takes longer than expected, we may not achieve the expected benefits of the acquisition. The challenges involved in this integration include, among others:

•	potential disruption or our ongoing business and distraction of management;

•	unexpected loss of key employees or customers of Zurn;

•	conforming Zurn’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

The Zurn acquisition may not be successfully received by our or Zurn’s customers, distributors or suppliers. In addition, we may encounter unforeseen obstacles or costs in the integration of the Zurn acquisition. Furthermore, the presence of one or more material liabilities of the Zurn business that are unknown to us at the time of acquisition may have a material adverse effect on our business.

We may be unable to successfully realize all of the intended benefits from our past acquisitions, and we may be unable to identify or realize the intended benefits of other potential acquisition candidates.

We acquired Falk on May 16, 2005 and, although we believe that the integration of Falk into our business is substantially complete, we may be unable to realize all of the intended benefits of this acquisition. As part of our business strategy, we will also evaluate other potential acquisitions, some of which could be material, and engage in discussions with acquisition candidates. We cannot assure you that suitable acquisition candidates will be identified and acquired in the future, that the financing of any such acquisition will be available on satisfactory terms, that we will be able to complete any such acquisition or that we will be able to accomplish our strategic objectives as a result of any such acquisition. Nor can we assure you that our acquisition strategies will be successfully received by customers or achieve their intended benefits. Often acquisitions are undertaken to improve the operating results of either or both of the acquiror and the acquired company and we cannot assure you that we will be successful in this regard. We will encounter various risks in acquiring other companies, including the possible inability to integrate an acquired business into our operations, diversion of management’s attention and unanticipated problems or liabilities, some or all of which could materially and adversely affect our business, financial condition or results of operations.

Our future required cash contributions to our pension plans may increase.

Congress recently passed legislation (which was signed into law by President Bush) to reform funding requirements for underfunded pension plans. The legislation, among other things, increases the percentage funding target from 90% to 100% and requires the use of a more current mortality table in the calculation of minimum yearly funding requirements. In the LTM Period, we contributed $15.1 million to our U.S. defined benefit pension plans. Our future required cash contributions to our U.S. defined benefit pension plans may increase based on the funding reform provisions that were enacted into law. In addition, if the performance of assets in our pension plans does not meet our expectations, if the Pension Benefit Guaranty Corporation, or PBGC, requires additional contributions to such plans as a result of the Zurn Transactions, or if other actuarial assumptions are modified, our future required cash contributions could increase. Any such increases could have a material and adverse effect on our business, financial condition or results of operations.

The need to make these cash contributions may reduce the cash available to meet our other obligations, including our obligations with respect to the notes, or to meet the needs of our business. In addition, the PBGC may terminate our defined benefit pension plans under limited circumstances, including in the event the PBGC concludes that its risk may increase unreasonably if such plans continue. In the event a plan is terminated for any reason while it is underfunded, we could be required to make an immediate payment to the PBGC of all or a substantial portion of such plan’s underfunding, as calculated by the PBGC based on its own assumptions (which might result in a larger pension obligation than that based on the assumptions we have used to fund such plan), and the PBGC could assert a lien on material amounts of our assets.

The calculation of EBITDA pursuant to the indenture and the indentures governing our other notes permit certain estimates and assumptions that may differ materially from actual results and the estimated synergies expected from the Falk acquisition and the Zurn acquisition may not be achieved.

Although EBITDA is derived from our financial statements (pro forma or historical, as the case may be), the calculation of EBITDA pursuant to the indenture and the indentures governing our other notes permit certain estimates and assumptions that may differ materially from actual results. For example, the determination of the adjustment attributable to inventory under absorption permits an estimate as to the decline in our inventory levels over historical amounts. In addition, the determination of fixed costs attributable to inventory and other similar costs permits certain assumptions. Although our management believes these estimates and assumptions are reasonable, investors should not place undue reliance upon the calculation of EBITDA pursuant to the indenture and the indentures governing our other notes given how it is calculated and the possibility that the underlying estimates and assumptions may ultimately not reflect actual results. In addition, the estimated synergies expected from the Falk acquisition and the Zurn acquisition are merely estimates and may not actually be achieved in the timeframe anticipated or at all. These estimated synergies, for example, increase our adjusted EBITDA by the amount of savings expected to be achievable from leveraging our and Falk’s combined spending volume and consolidating to the lowest cost vendors for purchases of raw materials, logistics and other goods and services. We cannot assure you, however, that we will be able to realize such synergies. In addition, the indenture and the indentures governing our other notes permit us to adjust EBITDA for items that would not meet the standards for inclusion in pro forma financial statements under Regulation S-X and the other SEC rules. Some of these adjustments may be too speculative to merit adjustment under Regulation S-X; however, the indenture and the indentures governing our other notes would permit such adjustments for purposes of determining EBITDA under the indenture and the indentures governing our other notes. As a result of these adjustments, we may be able to incur more debt or pay dividends or make other restricted payments in greater amounts that would otherwise be permitted without such adjustments.

We are controlled by principal equity holders who will be able to make important decisions about our business and capital structure; their interests may differ from your interests as a debtholder.

Substantially all of the common stock of Rexnord Holdings is held by Apollo. As a result, Apollo controls us and has the power to elect a majority of the members of our board of directors, appoint new management and approve any action requiring the approval of the holders of Rexnord Holdings’ stock, including approving acquisitions or sales of all or substantially all of our assets. The directors elected by Apollo have the ability to control decisions affecting our capital structure, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. The interests of Rexnord Holdings’ equity holders may not in all cases be aligned with yours as a holder of notes. If we encounter financial difficulties, or we are unable to pay our debts as they mature, the holders of the notes might want us to raise additional equity from such equity holders or other investors to reduce our leverage and pay our debts, while such equity holders might not want to increase their investment in us or have their ownership diluted and instead choose to take other actions, such as selling our assets. Rexnord Holdings’ equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the notes. Furthermore, Apollo and its affiliates have no continuing obligation to provide us with debt or equity financing. Additionally, Apollo is in the business of investing in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Apollo may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Our historical financial information is not comparable to our current financial condition and results of operations because of our use of purchase accounting in connection with the Apollo acquisition, the Falk acquisition and the Zurn acquisition and due to the different basis of accounting used by Invensys and its affiliates prior to the Carlyle acquisition.

It may be difficult for you to compare both our historical and future results to our results for fiscal 2006 and for the LTM Period. The Falk acquisition was accounted for utilizing purchase accounting, which resulted in a new valuation for the assets and liabilities of Falk to their fair values. This new basis of accounting began on the date of the consummation of the Falk acquisition. The Apollo acquisition also was accounted for using the purchase method of accounting, causing our assets and liabilities to be revalued to their fair values on the closing date of the Apollo acquisition. The allocation of the excess purchase price over the book value of the net assets acquired in the Apollo acquisition was based, in part, on preliminary information which will continue to be subject to adjustment upon obtaining complete valuation information.

In addition, as a result of the Carlyle acquisition, we were subject to a different basis of accounting after November 25, 2002. Accordingly, our historical operating results for periods prior to such date may be of limited use in evaluating our historical performance and comparing it to other periods.

In addition, we expect that the Zurn acquisition and future acquisitions will also be accounted for using purchase accounting and therefore similar limitations regarding comparability of historical and future results could arise. Under the purchase method of accounting, the operating results of each of the acquired businesses are included in our financial statements only from the date of the acquisitions.

Accordingly, our historical financial information may be of limited use in evaluating our historical performance and comparing it to other periods.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” that involve risks and uncertainties. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “foresees,” “likely,” “may,” “should,” “goal,” “target” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon information available to us on the date of this prospectus.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in this prospectus in the sections captioned “Prospectus Summary,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Such factors may include:

•	our competitive environment;

•	dependence on independent distributors;

•	general economic and business conditions, market factors and our dependence on customers in cyclical industries;

•	the seasonality of our sales;

•	impact of weather on the demand for our products;

•	availability of financing for our customers;

•	changes in technology and manufacturing techniques;

•	loss of key personnel;

•	increases in cost of our raw materials and our possible inability to increase product prices to offset such increases;

•	the loss of any significant customer;

•	inability to make necessary capital expenditures;

•	risks associated with international operations;

•	the costs of environmental compliance and/or the imposition of liabilities under environmental, health and safety laws and regulations;

•	the costs of Zurn’s asbestos claims;

•	slowdown of conversion of copper plumbing to PEX;

•	a declining construction market;

•	the effects of the recent explosion at our Canal Street Facility;

•	reliance on intellectual property;

•	potential product liability claims;

•	work stoppages by unionized employees;

•	integration of recent and future acquisitions, including Zurn, into our business;

•	changes in pension funding requirements; and

•	control by our principal equityholders.

There may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by law.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes estimates of market share and industry data and forecasts that we obtained from industry publications, surveys and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Unless otherwise noted, all information regarding our market share is based on the latest market data currently available to us, and all market share data is based on net sales in the applicable market.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We have entered into a registration rights agreement with the initial purchasers of the old notes, in which we agreed to file a registration statement relating to an offer to exchange the old notes for exchange notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our commercially reasonable efforts to file the registration statement with the SEC and to cause it to become effective under the Securities Act. The exchange notes will have terms substantially identical to the old notes except that the exchange notes will not contain terms with respect to transfer restrictions and registration rights and additional interest payable for the failure to consummate the exchange offer by the dates set forth in the registration rights agreement. Old notes in an aggregate principal amount of $150,000,000 in aggregate principal amount were issued on February 7, 2007.

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the old notes and to keep the shelf registration statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•	the exchange offer is not permitted by applicable law or SEC policy;

•

prior to the consummation of the exchange offer, existing SEC interpretations are changed such that the debt securities received by the holders in the exchange offer would not be transferable without restriction under the Securities Act;

•

if any initial purchaser so requests on or prior to the 60th day after consummation of this exchange offer with respect to old notes not eligible to be exchanged for the exchange notes and held by it following the consummation of this exchange offer; or

•

if any holder that participates in this exchange offer does not receive freely transferable exchange notes in exchange for tendered old notes and so requests on or prior to the 60th day after the consummation of this exchange offer.

Each holder of old notes that wishes to exchange such old notes for transferable exchange notes in this exchange offer will be required to make the following representations:

•	any exchange notes to be received by it will be acquired in the ordinary course of its business;

•

it has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution (within the meaning of Securities Act) of the exchange notes in violation of the Securities Act;

•

it is not our “affiliate,” as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act; and

•

if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes and if such holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and such holder will acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued in this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such exchange notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of exchange notes. We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resale of the exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only in denominations of $2,000 and in integral multiples of $1,000.

The form and terms of the exchange notes will be substantially identical to the form and terms of the old notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to become effective, a registration statement. The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding old notes. Consequently, both series of notes will be treated as a single class of debt securities under the indenture.

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $150,000,000 in aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We will conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the old notes.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Certain Conditions to the Exchange Offer.”

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time on April 19, 2007, unless we extend it in our sole discretion.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any old notes in connection with the extension of the exchange offer;

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•

subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice or public announcement thereof to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of old notes of such amendment, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change. If we terminate this exchange offer as provided in this prospectus before accepting any old notes for exchange or if we amend the terms of this exchange offer in a manner that constitutes a fundamental change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, we will in all events comply with our obligation to make prompt payment for all old notes properly tendered and accepted for exchange in the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Certain Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any old notes, and we may terminate the exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

•

the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act, and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution,” and

•

such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving written notice of such extension to the registered holders of the old notes. During any such extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times except that all conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer. If we fail at any time to exercise any of the foregoing rights, that failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. Any waiver by us will be made by written notice or public announcement to the registered holders of the notes.

In addition, we will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any such old notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Procedures for Tendering

Only a holder of old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal; or

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or old notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners’ behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, such old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of such book-entry confirmation;

•

such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

•	the agreement may be enforced against such participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date or termination of the exchange offer, as applicable.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the letter of transmittal, each tendering holder of old notes will represent that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•

if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•

the holder is not our “affiliate,” as defined in Rule 405 of the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent’s account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of such old notes and the principal amount of old notes tendered;

•	stating that the tender is being made thereby; and

•

guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•

the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes; and

•	where certificates for old notes have been transmitted, specify the name in which such old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such old notes will be credited to an account maintained with DTC for old notes) promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time prior to the expiration date.

Exchange Agent

Wells Fargo Bank, N.A., has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

Wells Fargo Bank, N.A.

(Exchange Agent/Depositary addresses)

By Registered & Certified Mail:	By Regular Mail or Overnight Courier:

WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479

In Person by Hand Only:	By Facsimile (for Eligible Institutions only):

WELLS FARGO BANK, N.A. 12th Floor—Northstar East Building Corporate Trust Operations 608 Second Avenue South Minneapolis, MN 55479	(612) 667-6282 For Information or Confirmation by Telephone: (800) 344-5128

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail, however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with the exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their old notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for exchange notes under the exchange offer, including as a result of failing to timely deliver old notes to the exchange agent, together with all required documentation, including a properly completed and signed letter of transmittal, will remain subject to the restrictions on transfer of such old notes:

•

as set forth in the legend printed on the old notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the old notes.

In addition, you will no longer have any registration rights or be entitled to additional interest with respect to the old notes.

In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	could not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 30, 2006, both on a historical basis and on an as adjusted basis after giving effect to the Transactions. You should read this table in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus and “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Information of RBS Global, Inc.,” “Unaudited Pro Forma Condensed Consolidated Financial Information of Jacuzzi Brands, Inc.,” “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 30, 2006
(in millions)	Actual	As Adjusted
	(unaudited)
Cash and cash equivalents	$17.9	$36.4	(1)

Debt
Term loan B	$590.0	$790.0
Revolving credit facility (2)	—	—
Senior notes due 2014 (3)	485.0	795.0
Senior subordinated notes (4).	300.3	300.3
Senior notes due 2016.	—	150.0
Other	4.6	4.6

Total debt, including current portion	1,379.9	2,039.9

Equity	401.6	683.6

Total capitalization .	$1,781.5	$2,723.5

(1)	Represents the net effect to cash of the sources and uses of cash in the Transactions and includes $9.3 million of excess cash because the additional 2014 notes were issued at a premium.

(2)	As of December 30, 2006, we had $127.8 million of borrowing availability under our revolving credit facility (subject to $22.2 million of outstanding letters of credit).

(3)	Excludes a premium of $9.3 million received from the issuance of the additional 2014 notes.

(4)	Includes $300.0 million of senior subordinated notes and $0.3 million of our 10 1/8% Senior Subordinated Notes due 2012.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION OF RBS GLOBAL, INC.

The following unaudited pro forma condensed consolidated financial information has been derived by application of pro forma adjustments to our and Jacuzzi’s audited historical consolidated financial statements included elsewhere in this prospectus, as well as our and Jacuzzi’s unaudited quarterly information. The unaudited pro forma condensed consolidated statement of operations data gives effect to the Falk acquisition, the Apollo acquisition and the Zurn acquisition as if they had occurred on April 1, 2005. In addition, the unaudited pro forma condensed consolidated statement of operations data for the nine months ended January 1, 2006 and for the twelve months ended March 31, 2006 gives effect to Jacuzzi’s June 2005 sale of Rexair, Inc. (“Rexair”), which formerly comprised Jacuzzi’s vacuum cleaner business (the “Rexair sale”), as if it had occurred on April 1, 2005. The unaudited pro forma condensed consolidated balance sheet data as of December 30, 2006 gives effect to the Zurn acquisition as if it had occurred on December 30, 2006.

The Falk acquisition, the Apollo acquisition and the Zurn acquisition were accounted for using the purchase method of accounting. The pro forma information presented will be revised based upon final calculations and the resolution of purchase price adjustments pursuant to the merger agreement related to the Apollo acquisition and the purchase agreement related to the Zurn acquisition, in each case as additional information becomes available. The final allocations of the purchase prices in the Apollo acquisition and the Zurn acquisition will be determined at a later date and depend on a number of factors, including the final evaluation of the fair value of our tangible and identifiable intangible assets, including those assets acquired and liabilities assumed in the Zurn acquisition. In connection with the Apollo acquisition, we are still in the process of finalizing third-party appraisals of our plant, property and equipment and certain identifiable intangible assets. In addition, we are still finalizing our strategic assessment of the business, which may give rise to additional purchase liabilities. Accordingly, final adjustment to the purchase price allocation may be required and such adjustments may be material. In connection with the Zurn acquisition, an independent third-party appraiser will perform a valuation of assets as of the closing date of the Zurn acquisition, and upon a final valuation the purchase allocation will be adjusted. Such final adjustments, including increases to depreciation and amortization resulting from the allocation of purchase price to amortizable tangible and intangible assets, may be material. This valuation will be based on the actual net tangible and intangible assets and liabilities that exist as of the closing date of the Jacuzzi acquisition and the Zurn acquisition.

The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations and financial condition would have been had the Rexair sale, the Falk acquisition, the Apollo acquisition and the Zurn acquisition actually occurred as of the dates indicated, nor does it project our results of operations for any future period or our financial condition at any future date.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with “Risk Factors,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and Jacuzzi’s historical consolidated financial statements included elsewhere in this prospectus.

RBS Global, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended January 1, 2006

(in millions)

	RBS Global Nine Months Ended January 1, 2006	Falk for the period from April 1, 2005 through May 16, 2005(1)	Apollo Acquisition Adjustments Nine Months Ended January 1, 2006(2)	RBS Global Sub-Total Nine Months Ended January 1, 2006	Jacuzzi Consolidated Nine Months Ended December 31, 2005(3)	(Deduct) Bath and Rexair Discontinued Operations Adjustments Nine Months Ended December 31, 2005(4)	Zurn Acquisition Adjustments Nine Months Ended December 31, 2005		Pro Forma Combined Nine Months Ended January 1, 2006
Net sales	$777.7	$25.2	$—	$802.9	$894.6	$607.6	$—		$1,089.9
Cost of sales	537.6	18.3	1.4	557.3	607.6	437.7	—		727.2

Gross profit	240.1	6.9	(1.4)	245.6	287.0	169.9	—		362.7
Selling, general and administrative expenses	136.6	4.6	—	141.2	206.0	135.8	(3.1	)(5)	208.3
Restructuring and other similar costs	20.3	0.4	—	20.7	6.6	1.6	(0.2	)(5)	25.5
Transaction related costs	—	—	—	—	2.2	2.2	—		—
Amortization of intangible assets	11.6	0.3	12.0	23.9	—	—	—		23.9

Income (loss) from operations	71.6	1.6	(13.4)	59.8	72.2	30.3	3.3		105.0
Other income (expense):
Interest income (expense), net	(45.2)	(2.2)	(57.5)	(104.9)	(30.7)	0.4	(14.7	)(6)	(150.7)
Other income (expenses), net	(3.8)	—	—	(3.8)	27.4	34.1	—		(10.5)

Income (loss) before income taxes	22.6	(0.6)	(70.9)	(48.9)	68.9	64.8	(11.4)		(56.2)
Provision (benefit) for income taxes	9.4	(0.2)	(24.0)	(14.8)	14.0	10.7	(4.4	)(7)	(15.9)

Net income (loss)	$13.2	$(0.4)	$(46.9)	$(34.1)	$54.9	$54.1	$(7.0)		$(40.3)

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

RBS Global, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended December 30, 2006

(in millions)

	RBS Global (Predecessor) April 1, 2006 through July 21, 2006	RBS Global (Successor) July 22, 2006 through December 30, 2006	Apollo Acquisition Adjustments Nine Months Ended December 30, 2006(2)	RBS Global Subtotal Nine Months Ended December 30, 2006	Jacuzzi Consolidated Nine Months Ended December 31, 2006(8)	(Deduct) Bath Discontinued Operations Adjustments Nine Months Ended December 31, 2006(9)	Zurn Acquisition Adjustments Nine Months Ended December 31, 2006		Pro Forma Combined Nine Months Ended December 30, 2006
Net sales	$334.2	$535.4	$—	$869.6	$918.2	$572.0	$—		$1,215.8
Cost of sales	237.7	367.3	1.4	606.4	630.9	415.5	—		821.8

Gross profit	96.5	168.1	(1.4)	263.2	287.3	156.5	—		394.0
Selling, general and administrative expenses	63.1	92.1	—	155.2	205.3	126.0	(8.5	)(5)	226.0
Loss on Canal Street accident, net	—	7.9	—	7.9	—	—	—		7.9
Restructuring and other similar costs	—	—	—	—	3.5	3.1	—		0.4
Transaction related costs	62.7	—	(62.7)	—	—	—	—		—
Amortization of intangible assets	5.0	16.0	2.9	23.9	—	—	—		23.9

Income (loss) from operations	(34.3)	52.1	58.4	76.2	78.5	27.4	8.5		135.8
Other income (expense):
Interest income (expense), net	(21.0)	(63.7)	(20.2)	(104.9)	(24.3)	3.1	(18.4	)(6)	(150.7)
Other income (expenses), net	(0.4)	7.0	—	6.6	(0.8)	3.5	—		2.3

Income (loss) before income taxes	(55.7)	(4.6)	38.2	(22.1)	53.4	34.0	(9.9)		(12.6)
Provision (benefit) for income taxes	(16.1)	(0.5)	11.5	(5.1)	24.8	15.0	(3.9	)(7)	0.8

Net income (loss)	$(39.6)	$(4.1)	$26.7	$(17.0)	$28.6	$19.0	$(6.0)		$(13.4)

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

RBS Global, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Twelve Months Ended March 31, 2006

(in millions)

	RBS Global April 1, 2005 through March 31, 2006	Falk for the period from April 1, 2005 through May 16, 2005(1)	Apollo Acquisition Adjustments, Twelve Months Ended March 31, 2006(2)	RBS Global Subtotal Twelve Months Ended March 31, 2006	Jacuzzi Consolidated Twelve Months Ended March 31, 2006(10)	(Deduct) Bath and Rexair Discontinued Operations Adjustments Twelve Months Ended March 31, 2006(4)	Zurn Acquisition Adjustments Twelve Months Ended March 31, 2006		Pro Forma Combined Twelve Months Ended March 31, 2006
Net sales	$1,081.4	$25.2	$—	$1,106.6	$1,183.8	$795.7	$—		$1,494.7
Cost of sales	742.3	18.3	2.7	763.3	806.0	574.0	—		995.3

Gross profit	339.1	6.9	(2.7)	343.3	377.8	221.7	—		499.4
Selling, general and administrative expenses	187.8	4.6	—	192.4	274.2	179.0	(7.0	)(5)	280.6
Restructuring and other similar costs	31.1	0.4	—	31.5	7.5	2.6	(0.2	)(5)	36.2
Transaction related costs	—	—	—	—	2.3	2.3	—		—
Amortization of intangible assets	15.7	0.3	15.9	31.9	—	—	—		31.9

Income (loss) from operations	104.5	1.6	(18.6)	87.5	93.8	37.8	7.2		150.7
Other income (expense):
Interest income (expense), net	(61.5)	(2.2)	(76.2)	(139.9)	(40.2)	0.4	(20.4	)(6)	(200.9)
Other income (expenses), net	(3.8)	—	—	(3.8)	29.5	36.1	0.6	(5)	(9.8)

Income (loss) before income taxes	39.2	(0.6)	(94.8)	(56.2)	83.1	74.3	(12.6)		(60.0)
Provision (benefit) for income taxes	16.3	(0.2)	(33.6)	(17.5)	21.1	16.0	(4.9	)(7)	(17.3)

Net income (loss)	$22.9	$(0.4)	$(61.2)	$(38.7)	$62.0	$58.3	$(7.7)		$(42.7)

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

RBS Global, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Twelve Months Ended December 30, 2006

(in millions)

	Pro Forma Combined RBS Global and Jacuzzi (Less Bath Disc. Op.) Twelve Months Ended March 31, 2006	(Deduct) Pro Forma Combined RBS Global and Jacuzzi (Less Bath Disc. Op.) Nine Months Ended January 1, 2006	Pro Forma Combined RBS Global and Jacuzzi (Less Bath Disc. Op.) Nine Months Ended December 30, 2006	Pro Forma Combined RBS Global and Jacuzzi (Less Bath Disc. Op.) Twelve Months Ended December 30, 2006
Net sales	$1,494.7	$1,089.9	$1,215.8	$1,620.6
Cost of sales	995.3	727.2	821.8	1,089.9

Gross profit	499.4	362.7	394.0	530.7
Selling, general and administrative expenses	280.6	208.3	226.0	298.3
Loss on Canal Street accident, net	—	—	7.9	7.9
Restructuring and other similar costs	36.2	25.5	0.4	11.1
Amortization of intangible assets	31.9	23.9	23.9	31.9

Income from operations	150.7	105.0	135.8	181.5
Other income (expense):
Interest expense, net	(200.9)	(150.7)	(150.7)	(200.9)
Other income (expenses), net	(9.8)	(10.5)	2.3	3.0

Loss before income taxes	(60.0)	(56.2)	(12.6)	(16.4)
Provision (benefit) for income taxes	(17.3)	(15.9)	0.8	(0.6)

Net loss	$(42.7)	$(40.3)	$(13.4)	$(15.8)

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

(dollars in millions)

(1)	Represents Falk results of operations from April 1, 2005 through May 16, 2005, which was the portion of our fiscal year 2006 prior to the Falk acquisition.
(2)	Represents the effect of purchase price accounting and additional indebtedness to the periods prior to the Apollo acquisition on July 21, 2006, as if the Apollo acquisition had occurred on April 1, 2005. The adjustments are primarily attributable to increased amortization of intangible assets, additional interest expense and related effects on income taxes. Also included in the statement of operations for the nine months ended December 30, 2006 is the reversal of $62.7 of costs related to the Apollo acquisition, which were incurred and expensed by the accounting predecessor company to RBS Global. Interest expense adjustment for the Apollo acquisition is based on RBS Global’s total indebtedness after the Apollo acquisition less the interest expense incurred prior to the Apollo acquisition.
(3)	Jacuzzi’s consolidated statement of operations data for the nine months ended December 31, 2005 was derived by (i) combining its consolidated statement of income for the year ended September 30, 2005 with (ii) its consolidated statement of income for the three months ended December 31, 2005 and (iii) subtracting its consolidated statement of income for the six months ended March 31, 2005.
(4)	Represents adjustments to Jacuzzi’s statement of operations data to reflect the disposal of its Bath and Rexair businesses. For more information, see Jacuzzi’s unaudited pro forma condensed consolidated statements of operations set forth elsewhere in this prospectus.
(5)	Reflects the adjustment to the Jacuzzi pension and other post-employment benefits (OPEB) expenses for the elimination of non-cash amortization of actuarial gains, losses and prior service costs, as well as elimination of expenses associated with non-qualified pension plans that will terminate in connection with the Zurn acquisition in accordance with the plans’ terms.

	Nine months ended January 1, 2006	Nine months ended December 30, 2006	Twelve months ended March 31, 2006
Selling, general and administrative expenses	$3.1	$8.5	$7.0
Restructuring and other similar costs	0.2	—	0.2
Other income (expense)	—	—	0.6

(6)	Reflects incremental interest expense related to additional indebtedness consisting of the additional 2014 notes, the old 2016 notes and the incremental term loan B facility entered into in connection with the Zurn acquisition, reduced by interest expense associated with the repurchase or repayment of Jacuzzi indebtedness in an amount equal to $38.2. The interest rates used for pro forma purposes are based on the actual rates. The additional 2014 notes bear interest at 9.50% per annum. An effective weighted average interest rate of 7.86% was used to calculate interest expense on the incremental term loan B facility incurred in connection with the Zurn acquisition. The borrowings under the incremental term loan B facility will bear interest at a rate equal to, at our option, either 2.50% per annum plus the applicable base rate or 1.50% per annum plus the applicable eurocurrency rate. See “Description of Other Indebtedness.” A 0.125% change in the interest rate on the incremental term loan B facility incurred in connection with the Zurn acquisition would change pro forma interest expense by approximately $0.3. The adjustment assumes straight-line amortization of capitalized financing fees over the respective maturities of the indebtedness. The premium of $9.3 million from the issuance of the additional 2014 notes will be amortized over the term of the additional notes on an effective interest basis with an offset to interest expense.
(7)	Reflects the estimated tax effect resulting from the pro forma adjustments described above at an estimated rate of 39.0%.
(8)	Jacuzzi’s consolidated statement of operations data for the nine months ended December 31, 2006 was derived by (i) combining its consolidated statement of income for the year ended September 30, 2006 with (ii) its consolidated statement of income for the three months ended December 31, 2006 and (iii) subtracting its consolidated statement of income for the six months ended March 31, 2006.
(9)	Represents adjustments to Jacuzzi’s statement of operations data to reflect the disposal of its Bath business. For more information, see Jacuzzi’s unaudited pro forma condensed consolidated statements of operations included elsewhere in this prospectus.

(10)	Jacuzzi’s consolidated statement of operations data for the twelve months ended March 31, 2006 was derived by (i) combining its consolidated statement of income for the year ended September 30, 2006 with (ii) its consolidated statement of income for the six months ended September 30, 2005 and (iii) subtracting its consolidated statement of income for the six months ended September 30, 2006.

RBS Global, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of December 30, 2006

(in millions)

	RBS Global	Jacuzzi Consolidated(1)	(Deduct) Bath Discontinued Operations Adjustments(2)	RBS Global and Jacuzzi After Bath Discontinued Operations Adjustments(3)	Zurn Acquisition and Financing Adjustments		Pro Forma Combined
Assets
Current assets:
Cash	$17.9	$159.5	$17.9	$159.5	$(123.1	)(4)	$36.4
Receivables, net	162.4	177.4	119.5	220.3	—		220.3
Inventories	218.2	215.6	97.6	336.2	—		336.2
Deferred income taxes	—	25.9	12.4	13.5	—		13.5
Assets held for sale	—	7.5	7.5	—	—		—
Other current assets	28.1	16.7	10.8	34.0	(2.9	)(5)	31.1

Total current assets	426.6	602.6	265.7	763.5	(126.0)		637.5
Property, plant and equipment, net	366.0	94.1	73.2	386.9	—		386.9
Pension assets	—	151.9	0.2	151.7	(65.2	)(6)	86.5
Insurance for asbestos claims	—	136.0	—	136.0	—		136.0
Intangible assets, net	530.7	—	—	530.7	—		530.7
Goodwill	987.7	233.9	108.1	1,113.5	608.5	(6)	1,722.0
Other assets	56.5	41.7	7.6	90.6	10.4	(7)	101.0

Total assets	$2,367.5	$1,260.2	$454.8	$3,172.9	$427.7		$3,600.6

Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable	$—	$28.7	$28.7	—	$—		$—
Current portion of long-term debt	2.0	1.7	—	3.7	0.3	(8)	4.0
Trade payables	97.8	96.2	73.9	120.1	—		120.1
Income taxes payable	4.6	18.9	(7.2)	30.7	—		30.7
Deferred income taxes	15.0	—	—	15.0	—		15.0
Compensation and benefits	38.1	10.9	8.1	40.9	—		40.9
Current portion of pension obligations	10.2	—	—	10.2	—		10.2
Current portion of postretirement obligations	5.1	—	—	5.1	—		5.1
Interest payable	46.5	18.6	—	65.1	—		65.1
Other current liabilities	44.2	75.6	42.6	77.2	—		77.2

Total current liabilities	263.5	250.6	146.1	368.0	0.3		368.3
Long-term debt	1,377.9	381.8	—	1,759.7	285.5	(8)	2,045.2
Pension obligations	64.3	—	—	64.3	—		64.3
Postretirement benefit obligations	43.9	—	—	43.9	—		43.9
Asbestos claims	—	136.0	—	136.0	—		136.0
Deferred income taxes	194.0	28.7	(0.6)	223.3	(13.5	)(6)	209.8
Other liabilities	22.3	107.4	50.3	79.4	(29.9	)(6)	49.5

Total liabilities	1,965.9	904.5	195.8	2,674.6	242.4		2,917.0
Commitments and contingent liabilities
Total stockholders’ equity	401.6	355.7	259.0	498.3	185.3	(9)	683.6

Total liabilities and stockholders’ equity	$2,367.5	$1,260.2	$454.8	$3,172.9	$427.7		$3,600.6

See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

(in millions)

(1)	Reflects the condensed consolidated historical balance sheet of Jacuzzi as of December 31, 2006.
(2)	Represents adjustments to Jacuzzi’s balance sheet data to reflect the disposal of its Bath business. See Jacuzzi’s unaudited pro forma condensed consolidated balance sheet included elsewhere in this prospectus.
(3)	Represents historical condensed consolidated financial position of RBS Global and Jacuzzi (as adjusted for the disposal of the Bath business) as of December 30, 2006 prior to purchase accounting and financing adjustments related to the Zurn acquisition.
(4)	Represents the net effect of the sources and uses of cash in the Zurn acquisition. Includes the repayment or repurchase of Jacuzzi’s indebtedness with cash acquired from Jacuzzi.
(5)	Reflects the write-off of the current portion of deferred financing fees attributable to repayment or repurchase of Jacuzzi’s indebtedness.
(6)	Reflects purchase price accounting based on the preliminary allocation of the total costs of the Zurn acquisition of $942.5 to identifiable assets and liabilities acquired. The purchase price for accounting purposes has been determined and allocated as follows:

Costs of Zurn acquisition
Purchase price (including transaction costs)		$942.5

Total costs of acquisition		$942.5

Net assets acquired
Historical book value of net assets	$68.0
Write-off of historical goodwill	(125.8)
Write-off of deferred financing fees	(8.8)
Debt not assumed	412.2
Acquired cash used in acquisition financing	(131.9)

		213.7

Excess of costs of acquisition over net assets acquired		$728.8

Allocated to:
Goodwill		$734.3
Pension assets		(65.2)
Pension obligations(a)		24.8
Postretirement benefit obligations(a)		5.1
Deferred financing fees		16.3
Deferred income taxes		13.5

		$728.8

(a)	Incorporated in other liabilities on Jacuzzi’s Condensed Consolidated Historical Balance Sheet as of December 31, 2006.

The adjustment to goodwill of $608.5 is comprised of the write-off of historical Jacuzzi (less Bath) goodwill of $125.8 plus estimated goodwill to be acquired in the Zurn acquisition of $734.3. The adjustments also include an adjustment to record pension and OPEB liabilities at fair value and to eliminate liabilities associated with non-qualified pension plans that will terminate in connection with the Zurn acquisition in accordance with the terms of the plan.

The final allocation of the purchase price in the Zurn acquisition will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of our tangible and identifiable intangible assets acquired and liabilities assumed in the Zurn acquisition. An independent third-party appraiser will perform a valuation of these assets and the purchase allocation will be adjusted. Such final adjustments may be material.

(7)	Represents capitalized financing fees incurred in connection with the Zurn acquisition of $16.3, less the write-off of the long term portion of deferred financing fees of $5.9 attributable to the repayment or repurchase of Jacuzzi’s indebtedness.

(8)	Reflects: (i) current portion of debt issued in connection with the Zurn acquisition of $2.0, less $1.7 current portion of Jacuzzi indebtedness repaid or repurchased and (ii) long-term portion of debt issued in connection with the Zurn acquisition of $658.0 plus $9.3 of premium, less $381.8 long-term portion of Jacuzzi indebtedness repaid or repurchased.

	Jacuzzi Consolidated	Effect of Repayment or Repurchase of Jacuzzi Indebtedness	Effect of Issuance of New Indebtedness	Net Adjustment
Current portion of long-term debt	$1.7	$(1.7)	$2.0	$0.3
Long-term debt	381.8	(381.8)	658.0	276.2

	$383.5	$(383.5)	$660.0	$276.5

(9)	As a result of the Zurn acquisition, Jacuzzi’s historical equity will be eliminated. Pro forma combined total stockholders’ equity reflects the issuance of $282.0 of Rexnord Holdings’ common stock to affiliates of Apollo, George Sherman and certain members of our management.

JBI consolidated equity (December 30, 2006)	$(355.7)
Less Bath equity	259.0

Elimination of historical Jacuzzi equity	(96.7)
Contributed equity	282.0

Net adjustment	$185.3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF JACUZZI BRANDS, INC.

The following unaudited pro forma condensed consolidated financial information has been derived by application of pro forma adjustments to Jacuzzi’s unaudited and audited historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statement of operations data gives effect to the Bath sale as if it had occurred at the beginning of the applicable fiscal period. In addition, the unaudited pro forma condensed consolidated statement of operations data for the fiscal years ended September 30, 2004 and 2005 gives effect to the Rexair sale, as if it had occurred at the beginning of the applicable fiscal year. The unaudited pro forma condensed consolidated balance sheet data as of December 31, 2006 gives effect to the Bath sale as if it had occurred on December 31, 2006. Neither the unaudited pro forma condensed consolidated statement of operations data nor the unaudited pro forma condensed consolidated balance sheet data give effect to any adjustments other than those that relate to accounting for Bath and Rexair as discontinued operations.

The unaudited pro forma condensed consolidated financial information does not purport to represent what Jacuzzi’s results of operations and financial condition would have been had the Rexair sale, the Bath sale and/or the combination of the remaining business with RBS Global actually occurred as of the dates indicated, nor does it project Jacuzzi’s or any of its segments’ results of operations for any future period or Jacuzzi’s or any of its segments’ financial condition at any future date. In addition, the unaudited pro forma condensed consolidated financial information does not purport to represent what Zurn’s results of operations or financial condition would have been had it operated as a stand-alone business during the periods indicated.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with “Risk Factors,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Jacuzzi’s historical consolidated financial statements included elsewhere in this prospectus.

Jacuzzi Brands, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Three Months Ended December 31, 2005

(in millions)

	Jacuzzi Consolidated(1)	(Deduct) Bath Discontinued Operations Adjustments	Jacuzzi Less Bath Discontinued Operations(3)
Net sales	$267.1	$174.2	$92.9
Operating costs and expenses:
Cost of products sold	184.9	127.7	57.2
Selling, general and administrative expenses	59.5	39.3	20.2
Restructuring charges	1.6	1.4	0.2

Operating income	21.1	5.8	15.3
Interest expense	(10.3)	(0.3)	(10.0)
Interest income	1.4	0.3	1.1
Other income (expense), net	8.7	9.5	(0.8)

Income before income taxes	20.9	15.3	5.6
Provision for income taxes	8.8	6.2	2.6

Income from continuing operations	$12.1	$9.1	$3.0

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Jacuzzi Brands, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Three Months Ended December 31, 2006

(in millions)

	Jacuzzi Consolidated(1)	(Deduct) Bath Discontinued Operations Adjustments	Jacuzzi Less Bath Discontinued Operations(3)
Net sales	$272.1	$167.8	$104.3
Operating costs and expenses:
Cost of products sold	192.3	124.7	67.6
Selling, general and administrative expenses	61.0	39.4	21.6
Restructuring charges	0.7	0.3	0.4

Operating income	18.1	3.4	14.7
Interest expense	(10.7)	(0.3)	(10.4)
Interest income	2.0	0.4	1.6
Other income (expense), net	(1.2)	0.6	(1.8)

Income before income taxes	8.2	4.1	4.1
Provision for income taxes	3.7	1.6	2.1

Income from continuing operations	$4.5	$2.5	$2.0

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Jacuzzi Brands, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Fiscal Year Ended September 30, 2004

(in millions)

	Jacuzzi Consolidated(1)	(Deduct) Bath and Rexair Discontinued Operations Adjustments	Jacuzzi Less Bath and Rexair Discontinued Operations(2)
Net sales	$1,201.2	$893.2	$308.0
Operating costs and expenses:
Cost of products sold	802.4	617.7	184.7
Selling, general and administrative expenses	268.7	187.9	80.8
Impairment, restructuring and other charges	2.9	3.5	(0.6)

Operating income	127.2	84.1	43.1
Interest expense	(50.5)	(0.9)	(49.6)
Interest income	4.7	2.1	2.6
Other income (expense), net	(3.2)	(6.6)	3.4

Income (loss) before income taxes	78.2	78.7	(0.5)
Provision (benefit) for income taxes	29.9	(0.8)	30.7

Income (loss) from continuing operations	$48.3	$79.5	$(31.2)

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Jacuzzi Brands, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Fiscal Year Ended September 30, 2005

(in millions)

	Jacuzzi Consolidated(1)	(Deduct) Bath and Rexair Discontinued Operations Adjustments	Jacuzzi Less Bath and Rexair Discontinued Operations(2)
Net sales	$1,210.0	$856.9	$353.1
Operating costs and expenses:
Cost of products sold	820.4	609.8	210.6
Selling, general and administrative expenses	285.8	194.1	91.7
Impairment, restructuring and other charges	9.4	4.7	4.7

Operating income	94.4	48.3	46.1
Interest expense	(48.1)	(1.1)	(47.0)
Interest income	3.0	2.2	0.8
Other income (expense), net	18.7	25.4	(6.7)

Income (loss) before income taxes	68.0	74.8	(6.8)
Provision (benefit) for income taxes	10.0	18.5	(8.5)

Income from continuing operations	$58.0	$56.3	$1.7

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Jacuzzi Brands, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Fiscal Year Ended September 30, 2006

(in millions)

	Jacuzzi Consolidated(1)	(Deduct) Bath Discontinued Operations Adjustments	Jacuzzi Bath Discontinued Operations(3)
Net sales	$1,202.4	$766.6	$435.8
Operating costs and expenses:
Cost of products sold	821.9	554.8	267.1
Selling, general and administrative expenses	271.5	169.1	102.4
Impairment, restructuring and other charges	5.4	5.2	0.2

Operating income	103.6	37.5	66.1
Interest expense	(42.2)	(1.0)	(41.2)
Interest income	8.2	4.0	4.2
Other income (expense), net	11.3	14.5	(3.2)

Income before income taxes	80.9	55.0	25.9
Provision for income taxes	37.1	25.0	12.1

Income from continuing operations	$43.8	$30.0	$13.8

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Jacuzzi Brands, Inc.

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

(in millions)

(1)	Represents the historical condensed consolidated statements of operations of Jacuzzi.
(2)	Represents the adjusted Jacuzzi condensed consolidated statement of operations after giving effect to the discontinuation of the Bath and Rexair businesses.
(3)	Represents the adjusted Jacuzzi condensed consolidated statement of operations after giving effect to the discontinuation of the Bath business.

Jacuzzi Brands, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of December 31, 2006

(in millions)

	Jacuzzi Consolidated(1)	(Deduct) Bath Discontinued Operations Adjustments	Jacuzzi Less Bath Discontinued Operations(2)
Assets
Current assets:
Cash and cash equivalents	$159.5	$17.9	$141.6
Trade receivables, net	177.4	119.5	57.9
Inventories	215.6	97.6	118.0
Deferred income taxes	25.9	12.4	13.5
Assets held for sale	7.5	7.5	—
Prepaid expenses and other current assets	16.7	10.8	5.9

Total current assets	602.6	265.7	336.9
Property, plant and equipment, net	94.1	73.2	20.9
Pension assets	151.9	0.2	151.7
Insurance for asbestos claims	136.0	—	136.0
Goodwill	233.9	108.1	125.8
Other non-current assets	41.7	7.6	34.1

Total assets	$1,260.2	$454.8	$805.4

Liabilities and stockholders’ equity
Current liabilities:
Notes payable	28.7	28.7	—
Current maturities of long-term debt	1.7	—	1.7
Trade payables	96.2	73.9	22.3
Income taxes payable	18.9	(7.2)	26.1
Compensation and benefits	10.9	8.1	2.8
Interest payable	18.6	—	18.6
Other current liabilities	75.6	42.6	33.0

Total current liabilities	250.6	146.1	104.5
Long-term debt	381.8	—	381.8
Asbestos claims	136.0	—	136.0
Deferred income taxes	28.7	(0.6)	29.3
Other liabilities	107.4	50.3	57.1

Total liabilities	904.5	195.8	708.7
Commitments and contingencies

Total stockholders’ equity	355.7	259.0	96.7

Total liabilities and stockholders’ equity	$1,260.2	$454.8	$805.4

See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Jacuzzi Brands, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(in millions)

(1)	Represents the historical condensed consolidated balance sheet of Jacuzzi as of December 31, 2006.
(2)	Represents the adjusted Jacuzzi condensed consolidated balance sheet after giving effect to the discontinuation of the Bath business.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents our selected historical financial data as of the dates and for the periods indicated. The selected historical financial data as of March 31, 2005 and 2006 and for the years ended March 31, 2004, 2005 and 2006 have been derived from our consolidated financial statements and related notes thereto included in this prospectus, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The selected historical financial data as of March 31, 2003 and 2004 and for the period from November 25, 2002 through March 31, 2003 have been derived from financial statements audited by Ernst & Young LLP, which are not included in this prospectus. The selected historical financial data for periods prior to November 25, 2002, which have been audited by Ernst & Young LLP, have a different basis of accounting and consist of the combined historical financial data of the wholly owned subsidiaries of Invensys and its affiliates that were acquired by our indirect wholly-owned subsidiary RBS Acquisition Corporation in the Carlyle acquisition. The consolidated results of operations for any period are not necessarily indicative of the results to be expected for any future period.

The selected historical financial data as of January 1, 2006 and December 30, 2006 and for the nine months ended January 1, 2006, the period from April 1, 2006 to July 21, 2006 and the period from July 22, 2006 to December 30, 2006 are derived from our unaudited financial statements included elsewhere in this prospectus. The period from April 1, 2006 to July 21, 2006 includes the accounts of RBS Global prior to the Apollo acquisition. The period from July 22, 2006 to December 30, 2006 includes the accounts of RBS Global after the Apollo acquisition. The two periods account for the nine months ended December 30, 2006. Results of interim periods are not necessarily indicative of the results that may be expected for the entire year. These financial statements do not include the accounts of Rexnord Holdings, the parent company of RBS Global. Rexnord Holdings does not, however, have any operations or investments other than its investment in RBS Global. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and all of the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor Basis of Accounting(1)		Fiscal Year Ended March 31,				Nine Months and Period Ended
			Predecessor(1)
	Fiscal Year Ended March 31, 2002	Period From April 1, 2002 through November 24, 2002	Period From November 25, 2002 through March 31, 2003	2004	2005	2006(2)	January 1, 2006	Period from April 1, 2006 through July 21, 2006	Successor Period from July 22, 2006 through December 30, 2006
				(dollars in millions)
Statement of Operations Data:
Net sales	$722.2	$469.3	$252.5	$712.8	$811.0	$1,081.4	$777.7	$334.2	$535.4
Cost of sales	477.1	310.5	162.1	485.4	555.8	742.3	537.6	237.7	367.3

Gross profit	245.1	158.8	90.4	227.4	255.2	339.1	240.1	96.5	168.1
Selling, general and administrative expenses	146.2	103.1	52.9	148.1	153.6	187.8	136.6	63.1	92.1
Loss on Canal Street accident, net	—	—	—	—	—	—	—	—	7.9
Restructuring and other similar costs	55.9	7.5	—	2.6	7.3	31.1	20.3	—	—
Transaction related costs	—	—	—	—	—	—	—	62.7	—
Curtailment gain	—	—	—	(6.6)	—	—	—	—	—
Income from litigation settlement	—	(2.3)	—	—	—	—	—	—	—
Amortization of intangible assets	18.8	1.1	4.6	13.9	13.8	15.7	11.6	5.0	16.0

Income (loss) from operations	24.2	49.4	32.9	69.4	80.5	104.5	71.6	(34.3)	52.1
Other income (expense):
Interest expense, net(3)	(24.0)	(13.0)	(16.3)	(45.4)	(44.0)	(61.5)	(45.2)	(21.0)	(63.7)
Other income (expense), net	0.9	(0.1)	(0.5)	(1.1)	(0.7)	(3.8)	(3.8)	(0.4)	7.0

Income (loss) before income taxes	1.1	36.3	16.1	22.9	35.8	39.2	22.6	(55.7)	(4.6)
Provision (benefit) for income taxes	9.6	16.0	6.5	8.7	14.2	16.3	9.4	(16.1)	(0.5)

Net income (loss)	$(8.5)	$20.3	$9.6	$14.2	$21.6	$22.9	$13.2	$(39.6)	$(4.1)

Balance Sheet Data (at end of period):
Cash	$21.6		$37.2	$21.8	$26.3	$22.5	$8.7		$17.9
Working capital(4)	88.5		98.6	95.8	92.6	136.7	152.0		145.2
Total assets	1,183.4		1,314.2	1,299.1	1,277.4	1,608.1	1,569.0		2,367.5
Total debt(5)	412.9		580.5	550.8	506.7	753.7	773.4		1,379.9
Stockholders’ equity	477.3		375.0	399.1	424.7	441.1	435.6		401.6
Cash Flow Data:
Operating activities	$66.0	$(27.0)	$51.1	$45.0	$67.4	$91.9	$44.5	$(4.4)	$56.9
Investing activities	(14.6)	(11.2)	(920.0)	(30.7)	(19.3)	(336.1)	(322.6)	(15.7)	(1,028.7)
Financing activities	(52.2)	16.4	906.3	(31.2)	(42.0)	240.6	260.5	8.2	978.3
Other Financial Data:
Depreciation and amortization of intangible assets	$52.6	$24.2	$14.8	$45.4	$45.4	$58.7	$43.5	$19.0	$38.3
Capital expenditures	21.7	11.8	6.9	22.1	25.7	37.1	22.3	11.7	18.2
Ratio of earnings to fixed charges(6)	1.0x	3.6x	1.9x	1.5x	1.8x	1.6x	1.5x	—	—

(1)	Consolidated financial data for all periods subsequent to July 21, 2006 (the date of the Apollo acquisition) reflects the as adjusted values of our assets and liabilities as a result of that transaction. Consolidated financial data for all periods subsequent to November 25, 2002 (the date of the Carlyle acquisition) to July 21, 2006 reflects the fair value of assets acquired and liabilities assumed in connection with the Carlyle acquisition. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the Carlyle acquisition and of our assets and liabilities in connection with the Apollo acquisition. RBS Global was formed on November 4, 2002. The financial data for periods prior to November 24, 2002 has a different basis of accounting and consists of the combined historical financial data of the wholly owned subsidiaries of Invensys and its affiliates that were acquired by our indirect wholly owned subsidiary, RBS Acquisition Corporation, in the Carlyle acquisition, and similarly for periods prior to the Apollo acquisition.
(2)	Consolidated financial data as of and for the fiscal year ended March 31, 2006 reflects the estimated fair value of assets acquired and liabilities assumed in connection with the Falk acquisition. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the Falk acquisition.
(3)	Interest expense for fiscal 2002 and for the period from April 1, 2002 through November 24, 2002 consists solely of interest on intercompany loans.
(4)	Represents total current assets less total current liabilities, less cash.

(5)	Total debt represents long-term debt plus the current portion of long-term debt, and includes net intercompany loans to and from our former parent in 2002.
(6)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing fees and a portion of rental expense that management believes is representative of the interest component of rental expense. For the Predecessor period from April 1, 2006 through July 21, 2006 and the successor period from July 22, 2006 through December 30, 2006, we had a deficit of earnings to fixed charges of approximately $55.7 million and $4.6 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition covers periods prior to the consummation of the Zurn Transactions. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Zurn Transactions will have on us, including significantly increased liquidity requirements. You should read the following discussion of our results of operations and financial condition with the “Unaudited Pro Forma Condensed Consolidated Financial Information of RBS Global, Inc.,” “Unaudited Pro Forma Condensed Consolidated Financial Information of Jacuzzi Brands, Inc.,” “Selected Historical Financial Data” and all the condensed consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. See “Forward-Looking Statements.”

Overview

We believe we are a leading diversified, multi-platform industrial company strategically well positioned within the markets and industries we serve. With the completion of the Zurn acquisition, our business is comprised of two strategic platforms: (i) our existing PT platform and (ii) a new Water Management platform based on the acquired Zurn operations. We believe that we have the broadest portfolio of highly engineered, mission and project critical PT products in the industrial and aerospace end markets, including gears, couplings, industrial bearings, flattop, aerospace bearings and seals, special components and industrial chain. Our PT products are used in the plants and equipment of companies in diverse end-market industries, including aerospace, cement and aggregates, construction, energy, food and beverages and forest and wood products. Our PT products are either incorporated into products sold by OEMs or sold to end users through industrial distributors as aftermarket products. We have a significant installed base of products consisting primarily of components that are consumed in use and that have a predictable replacement cycle. With the Zurn acquisition, our Water Management platform is a leader in the multi-billion dollar, specification-driven, non-residential construction market for plumbing fixtures and fittings. Although our results of operations are dependent on general economic conditions, our significant installed base generates aftermarket sales that partially mitigate the impact of economic downturns on our results of operations. Due to the similarity of our products, historically we have not experienced significant changes in gross margins due to changes in sales product mix or sales channel mix.

The PT industry is comprised of numerous participants, most serving specific geographies with discrete product lines. The industry’s end-user base is broadly diversified across many sectors of the economy and end-users increasingly are focusing on limiting their supplier base, creating the opportunity for companies with broader product offerings to capture additional market share.

PT products generally are critical components in the machinery or plant in which they operate and range from highly engineered products, such as flattop conveyor chain, to products that are more commoditized in nature, such as roller chain. Regardless of the level of sophistication of the product, PT components typically represent only a fraction of an end user’s total production cost. However, because the cost of product failure to the end user is substantial, we believe end users of PT components look to quality, reliability, service, availability and selection, rather than price alone, in making their purchasing decisions.

In recent years, we have increased our manufacturing focus on highly engineered products, rather than lower margin commodity products or products with commodity-like qualities. On the other hand, we do continue to manufacture roller chain in Europe. We are continuing to explore outsourcing opportunities for components where high-quality, low-cost sourcing alternatives are available.

The Zurn Transactions

On October 11, 2006, Jacuzzi entered into the merger agreement with Jupiter and merger sub. Jupiter and merger sub are affiliates of Apollo. On February 7, 2007, pursuant to the merger agreement, (i) merger sub merged with and into Jacuzzi, with Jacuzzi surviving the merger as a wholly-owned subsidiary of Jupiter, and (ii) at the effective time of the merger, each outstanding share of common stock of Jacuzzi was converted into the right to receive $12.50 in cash, without interest. Upon consummation of the merger, substantially all of the outstanding common stock of Jacuzzi was owned by Jupiter.

As a condition to closing the merger, Jacuzzi repurchased substantially all of the existing Jacuzzi notes pursuant to a previously launched tender offer. Any Jacuzzi notes not repurchased in the tender offer remain outstanding as indebtedness of Jacuzzi and are secured by the Zurn assets. Throughout this prospectus we assume that all of the existing Jacuzzi notes were repurchased pursuant to the tender offer at substantially the same time as the consummation of the Zurn acquisition.

Also on October 11, 2006, we entered into the Zurn purchase agreement with Jupiter, pursuant to which we acquired Zurn from Jupiter for a purchase price of $942.5 million on February 7, 2007. The Zurn acquisition was effected by (i) Jacuzzi selling its bath products business to Bath Newco, leaving the plumbing products business as Jacuzzi’s sole business operation, and (ii) Jupiter contributing the stock of Jacuzzi to Rexnord LLC immediately following the Bath sale. Following the Bath sale, Jacuzzi also retained certain corporate and administrative functions that we anticipate eliminating in the near future.

The Apollo Acquisition and Related Financing

On July 21, 2006, certain affiliates of Apollo purchased substantially all of our outstanding common stock from Carlyle for approximately $1.825 billion, excluding transaction fees. The Apollo acquisition was financed with (i) the issuance of the initial 2014 notes and the senior subordinated notes, (ii) $645.7 million of borrowings under our senior secured credit facilities and (iii) $475.0 million of equity contributions (consisting of a $438.0 million cash contribution from Apollo and $37.0 million of rollover stock and stock options held by certain members of our management). The proceeds from the Apollo cash contribution and the new financing arrangements, net of related debt issuance costs, were used to (i) pay our previous equity holders for their ownership interests in us, (ii) repay all outstanding borrowings under our previously existing credit agreement, (iii) repurchase substantially all of our $225.0 million of 10 1/8% senior subordinated notes then outstanding and (iv) pay transaction fees and expenses.

The Falk Acquisition

On May 16, 2005, we acquired Falk from Hamilton Sundstrand, a division of United Technologies Corporation, for $301.3 million ($306.2 million purchase price including transaction related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. Falk is a manufacturer of gears and lubricated couplings with calendar year 2004 sales of $203.1 million, and is also a recognized leader in the gear and coupling markets. The Falk acquisition significantly enhanced our position as a leading manufacturer of highly engineered PT products. By combining our leadership positions in flattop chain, industrial bearings, non-lubricated couplings and industrial chain with Falk’s complementary leadership positions in gears and lubricated couplings, as well as a growing gear repair business, the Falk acquisition created a comprehensive, market-leading product portfolio that we believe to be one of the broadest in the PT industry. The Falk acquisition has been accounted for using the purchase method of accounting, and accordingly the purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values. We fully integrated Falk into our existing product offerings in fiscal 2006, and therefore we do not manage Falk as a stand-alone business.

Canal Street Facility

On December 6, 2006, the Company experienced an explosion at its primary gear manufacturing facility (“Canal Street”), in which three employees lost their lives and approximately 45 employees were injured. Canal Street is comprised of over 1.1 million square feet among several buildings, and employed approximately 750 associates prior to the accident. Preliminary reports indicate the accident resulted from a leak in an underground pipe related to a backup propane gas system that was being tested. The explosion destroyed approximately 80,000 square feet of warehouse, storage and non-production buildings, and damaged portions of other production areas. The Canal Street facility manufactures portions of the Company’s gear product line and, to a lesser extent, the Company’s coupling product line. The Company’s core production capabilities were substantially unaffected by the accident.

As of December 30, 2006, the Company has recorded the following expenses (income) related to this incident (in millions):

		Nine months ended December 30, 2006 (Unaudited)

Insurance deductibles		$1.0
Professional services		0.8
Clean-up and restoration expenses		6.0

Non-cash asset impairments:
Inventories	$7.6
Property, plant and equipment, net	4.4

Subtotal asset impairments		12.0
Other		0.1

Subtotal prior to estimated property insurance recoveries		19.9

Less expected property insurance recoveries		(12.0)

Loss on Canal Street facility accident, net (excluding business interruption insurance recoveries)		$7.9

The Company has substantial property, casualty, liability, workers’ compensation and business interruption insurance. Management believes that the limits of coverage will be in excess of the losses incurred. The property, casualty and business interruption liability insurance provides coverage of up to $2.0 billion per incident. The aggregate amount of deductibles under all insurance coverage is $1.0 million. The accident affected production and shipments from the Canal Street facility, creating a business interruption that we estimate adversely impacted sales in the third quarter of fiscal 2007 by approximately $15.0 to $20.0 million. While difficult to determine, the Company estimates that income from operations was adversely impacted by approximately $6.0 to $10.0 million in the third fiscal quarter as a result of the accident and the associated reduction in sales, in addition to the $7.9 million loss currently recognized in the consolidated statement of operations. The Company is actively working with its insurance carriers to determine the amounts and timing of the insurance proceeds recoverable under its property, casualty and business interruption coverage. Although the Company expects to ultimately recover a substantial majority of these charges and impairments under its insurance coverage, pursuant to U.S. generally accepted accounting principles (“GAAP”) it has only recorded insurance recoveries in the amount of $12.0 million for the property impairments as of December 30, 2006. Additional recoveries are expected to become recordable under GAAP in subsequent periods.

To date the Company has not experienced any material customer or order loss as a result of its temporary inability to produce and deliver products from Canal Street. Management does not believe that there will be any long-term negative implications to the Company’s gear product line as a result of the accident. Through February 13, 2007, the Company has received cash advances from its insurance carriers totaling $22.0 million, of which $7.0 million was received in December 2006. This amount is reflected in the Company’s cash balance of $17.9 million as of December 30, 2006. The Company has not experienced, and does not expect to experience, any material adverse impact to liquidity, cash or its leverage profile as a result of the accident.

Canal Street Update

The Company has recommenced shipments and production at Canal Street. As of January 20, 2007 all Canal Street employees have been recalled and are working at the facility in their roles prior to the accident and/or assisting in the restoration process. Shipments and production at Canal Street continue to increase, and preliminarily management estimates that the Company will be able to reach pre-accident shipment levels from the Canal Street facility during the first half of its fiscal 2008.

Recovery Under Continued Dumping and Subsidy Offset Act (“CDSOA”)

The U.S. government has eight antidumping duty orders in effect against certain foreign producers of ball bearings exported from six countries, tapered roller bearings from China and spherical plain bearings from France. The foreign producers of the ball bearing orders are located in France, Germany, Italy, Japan, Singapore and the United Kingdom. The Company is a producer of ball bearing products in the United States. The CDSOA provides for distribution of monies collected by Customs and Border Protection (“CBP”) from antidumping cases to qualifying producers, on a pro rata basis, where the domestic producers have continued to invest their technology, equipment and people in products that were the subject of the anti-dumping orders. As a result of providing relevant information to CBP regarding calendar 2006 and prior years’ manufacturing, personnel and development costs, the Company received $8.8 million, its pro rata share of the total CDSOA distribution, during the third quarter of fiscal 2007.

In February 2006, U.S. Legislation was enacted that would end CDSOA distributions for imports covered by anti-dumping duty orders entering the U.S. after September 30, 2007. Because monies will continue to be collected by CBP until September 30, 2007 and for prior year entries, the Company may receive some additional distributions beyond 2007; however, the Company can not reasonably estimate the amount of CDSOA distributions it will receive in future years, if any.

Financial Statement Presentation

The following paragraphs provide a brief description of certain items and accounting policies that appear in our financial statements and general factors that impact these items.

As described above, the Apollo acquisition occurred on July 21, 2006, and created a new basis of accounting for RBS Global. In this management’s discussion and analysis, our results from July 22, 2006, through December 30, 2006 are combined with Predecessor results for the period from April 1, 2006 through July 21, 2006, with the result being referred to as the nine months ended December 30, 2006. GAAP does not allow for such a combination of predecessor and successor financial results; however, we believe the combined results provide information that is useful in evaluating our financial performance. The combined financial information is the result of merely adding the predecessor and successor results and does not include any pro forma assumptions or adjustments.

Net Sales. Net sales represent gross sales less deductions taken for sales returns and allowances and incentive rebate programs.

As discussed above, our PT products are industrial products that are used in a number of diverse end markets and consist of moving, wearing components that are consumed in use. As a result of these characteristics, we believe our net sales are primarily driven by overall changes in the general economy and, specifically, changes in industrial production, the replacement cycles of our PT products and the maintenance and capital spending trends of the end users of our PT products. In addition, the cyclicality of the industries in which our end users operate also can affect our net sales. Our relative strength in certain end markets, however, such as food and beverages, and our aftermarket sales through our distributors, which historically have not been as dependent on economic conditions as our sales to original equipment manufacturers, partially mitigate the impact of this market cyclicality. We estimate that aftermarket sales have historically accounted for approximately 60% of our North American PT sales.

Changes in levels of our net sales historically have lagged behind changes in the levels of overall industrial production by three to six months, both when industrial production is increasing and when it is declining. This lag is a result of order lead times and end-user budget cycles, as well as levels of existing inventory at our distributors, which levels historically have been lower at the end of economic downturns. Any reduction in inventory held by our industrial distributors has a negative impact on our sales to industrial distributors during that same period.

Cost of Sales. Cost of sales includes all costs of manufacturing required to bring a product to a ready for sale condition. Such costs include direct and indirect materials, direct and indirect labor costs, including fringe benefits, supplies, utilities, depreciation, insurance, pension and postretirement benefits, information technology costs and other manufacturing related costs.

The largest component of our cost of sales is cost of materials, which represented approximately 30% of net sales in fiscal 2006. The principal materials used in our manufacturing processes are commodities that are available from numerous sources and include sheet, plate and bar steel, castings, forgings, high-performance engineered plastics and a wide variety of other components. We have a strategic sourcing program to significantly reduce the number of direct and indirect suppliers we use and to lower the cost of purchased materials.

The next largest component of our cost of sales is direct and indirect labor, which represented approximately 22% of net sales in fiscal 2006. Direct and indirect labor and related fringe benefit costs are susceptible to inflationary trends. As we continue to implement the Rexnord Business System, however, any productivity gains would help to offset inflationary price pressure on labor and benefit costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses primarily includes sales and marketing, finance and administration, engineering and technical services and distribution. Our major cost elements include salary and wages, fringe benefits, pension and postretirement benefits, insurance, depreciation, advertising, travel and information technology costs.

Critical Accounting Estimates

The methods, estimates and judgments we use in applying our critical accounting policies have a significant impact on the results we report in our consolidated financial statements. We evaluate our estimates and judgments on an on-going basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate and different assumptions or estimates about the future could change our reported results. Within the context of these critical accounting policies, we are not currently aware of any reasonably likely event that would result in materially different amounts being reported.

We believe the following accounting policies are the most critical to us in that they are important to our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our consolidated financial statements.

Revenue recognition. Sales are recorded upon transfer of title of product, which occurs upon shipment to the customer. Because we enter into sales rebate programs with some of our customers, which require us to make rebate payments to them from time to time, we estimate amounts due under these sales rebate programs at the time of shipment. Net sales relating to any particular shipment are based upon the amount invoiced for the shipped goods less estimated future rebate payments and sales returns. These rebates are primarily volume-based and are estimated based upon our historical experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known to us. The value of returned goods during fiscal 2006, 2005 and 2004 was less than 0.5% of net sales in each such year. Other than our standard product warranty, there are no post-shipment obligations.

Inventory. We value inventories at the lower of cost or market. Cost of certain domestic inventories are determined on a last-in, first-out (LIFO) basis. Cost of the remaining domestic inventories and all foreign inventories are determined on a first-in, first-out (FIFO) basis. The valuation of inventories includes variable and fixed overhead costs and requires significant management estimates to determine the amount of overhead variances to capitalize into inventories. We capitalize overhead variances into inventories based on estimates of related cost drivers, which are generally either raw material purchases or standard labor. Due to changes in our manufacturing processes, we re-evaluated these estimates in fiscal 2005 to ensure we were valuing our inventories at actual cost. As a result, we revised certain of these estimates which increased inventories and reduced cost of sales by $7.0 million in fiscal 2005.

In some cases we have determined a certain portion of our inventories are excess or obsolete. In those cases, we write down the value of those inventories to their net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The total write-down of inventories charged to expense was $4.9 million, $3.1 million, and $1.5 million during fiscal 2006, 2005 and 2004, respectively.

Impairment of intangible assets and tangible fixed assets. Our intangible assets and tangible fixed assets are held at historical cost, net of depreciation and amortization, less any provision for impairment. Tangible fixed assets are depreciated to their residual values on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings and improvements	13 to 50 years
Machinery and equipment	3 to 13 years
Hardware and software	3 to 5 years

An impairment review of intangible or tangible fixed assets is performed if an indicator of impairment, such as an operating loss or cash outflow from operating activities or a significant adverse change in the business or market place, exists. Estimates of future cash flows used to test the asset for impairment are based on current operating projections extended to the useful life of the asset group and are, by their nature, subjective.

Our recorded goodwill is not amortized but is tested annually for impairment using a discounted cash flow analysis. The test for impairment was conducted in the fourth quarters of fiscal 2006 and 2005 and no impairment was found for any reporting unit.

Based on our recorded intangibles at December 30, 2006, we expect to recognize amortization expense on the intangible assets subject to amortization of $28.3 million in fiscal 2007, $27.8 million in fiscal 2008, $27.5 million in fiscal 2009, $27.4 million in fiscal 2010 and $27.4 million in fiscal 2011.

Retirement benefits. Pension obligations are actuarially determined and are affected by assumptions including discount rate and assumed annual rate of compensation increase for plan employees, among other assumptions. Changes in discount rate and differences from actual results for each assumption as well as the actual return on plan assets compared to the expected rate of return on plan assets will affect the amount of pension expense we recognize in future periods. As of March 31, 2006, our pension plans had benefit obligations of $249.8 million as compared to plan assets of $155.8 million. Approximately $39.0 million of the total $94.0 million of benefit obligations in excess of plan assets is related to plans of our foreign subsidiaries, principally in Germany, where such plans are typically not funded.

Zurn has a defined benefit plan covering many of its U.S. employees and former employees and retirees of Jacuzzi and its subsidiaries. As of September 30, 2006, the Zurn pension plan had benefit obligations of $338.0 million as compared to plan assets of $422.8 million. In connection with the Bath sale, Apollo spun-off approximately $10.5 million of Zurn plan benefit obligations for ongoing active Bath participants and $12.5 million of the Zurn plan assets associated with such liabilities to a new Bath plan.

Market interest rates continued to decline during fiscal 2006 and, as a result, after consultation with our actuarial consultants, we reduced the discount rate from 5.78% at March 31, 2005 to 5.54% at March 31, 2006. We also updated the mortality tables used in our March 31, 2006 actuarial valuations. As a result of these two assumption changes, our projected pension and postretirement benefit obligations increased by approximately $9.2 million and $1.6 million, respectively, at March 31, 2006. Our estimated return on plan assets remained at 8.5% in fiscal 2006 and fiscal 2005 based on historical experience.

The obligation for postretirement benefits other than pension also is actuarially determined and is affected by assumptions including the discount rate and expected future increase in per capita costs of covered postretirement health care benefits. Changes in the discount rate and differences between actual and assumed per capita health care costs may affect the recorded amount of the expense in future periods.

Income taxes. At the end of each interim period, we estimate the effective tax rate expected to be applicable for the full fiscal year. The estimated effective tax rate contemplates the expected jurisdiction where income is earned as well as tax planning strategies. If the actual results are different from our estimates, adjustments to the effective tax rate may be required in the period such determination is made.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, we have established a full valuation allowance against our deferred tax assets relating to foreign loss carryforwards and a partial valuation allowance against our deferred tax assets relating to certain state net operating loss and foreign tax credit carryforwards.

Results of Operations—RBS Global

	Predecessor					Successor	Combined
	Fiscal Year Ended March 31,			Nine Months Ended January 1, 2006 (Unaudited)	Period from April 1, 2006 through July 21, 2006 (Unaudited)	Period from July 22, 2006 through December 30, 2006 (Unaudited)	Period from April 1, 2006 through December 30, 2006 (Unaudited)
	2004	2005	2006
	(dollars in millions)
Net sales	$712.8	$811.0	$1,081.4	$777.7	$334.2	$535.4	$869.6
Cost of sales	485.4	555.8	742.3	537.6	237.7	367.3	605.0

Gross profit	227.4	255.2	339.1	240.1	96.5	168.1	264.6
Gross profit % of net sales	31.9%	31.5%	31.4%	30.9%	28.9%	31.4%	30.4%
Selling, general & administrative expenses	$148.1	$153.6	$187.8	$136.6	$63.1	$92.1	$155.2
Loss on Canal Street accident, net(1)	—	—	—	—	—	7.9	7.9
Restructuring and other similar costs	2.6	7.3	31.1	20.3	—	—	—
Transaction related costs	—	—	—	—	62.7	—	62.7
Curtailment gain	(6.6)	—	—	—	—	—	—
Amortization of intangible assets	13.9	13.8	15.7	11.6	5.0	16.0	21.0

Income (loss) from operations	69.4	80.5	104.5	71.6	(34.3)	52.1	17.8
% of net sales	9.7%	9.9%	9.7%	9.2%	(10.3)%	9.7%	2.0%
Interest expense, net	$(45.4)	$(44.0)	$(61.5)	$(45.2)	$(21.0)	$(63.7)	$(84.7)
Other income (expense), net	(1.1)	(0.7)	(3.8)	(3.8)	(0.4)	7.0	6.6

Income (loss) before income taxes	22.9	35.8	39.2	22.6	(55.7)	(4.6)	(60.3)
Provision (benefit) for income taxes	8.7	14.2	16.3	9.4	(16.1)	(0.5)	(16.6)

Net income (loss)	$14.2	$21.6	$22.9	$13.2	$(39.6)	$(4.1)	$(43.7)

(1)	Excludes the impact of recoveries under business interruption insurance as a result of lost sales and extra expenses incurred in connection with reconstruction and recovery efforts.

Nine Months Ended December 30, 2006 Compared with the Nine Months Ended January 1, 2006

Net Sales

Sales in the first nine months of fiscal 2007 were $869.6 million, an increase of $91.9 million or 11.8%, from sales in the first nine months of fiscal 2006 of $777.7 million. Approximately $25.2 million of this increase was due to the timing of the Falk acquisition in May 2005, as the first nine months of our prior fiscal year only included approximately 7.5 months of Falk sales. In addition, our acquisition of Dalong accounted for $7.8 million of the sales increase over the prior year. Foreign currency fluctuations also favorably impacted sales by approximately $11.8 million during the first nine months of fiscal 2007, as the Euro and Canadian dollar strengthened against the U.S. dollar compared to the year. The remaining sales increase of $47.1 million was driven primarily by strength in industrial products end markets of natural resource extraction, metals processing, infrastructure expansion (mining, cement, aggregates) and food and beverages as well as strong demand for our aerospace products.

Cost of Sales

Cost of sales were $605.0 million in the first nine months of fiscal 2007, an increase of $67.4 million, or 12.5%, over cost of sales in the first nine months of fiscal 2006 of $537.6 million. The increase in cost of sales was due primarily to the higher net sales between periods. The current nine month period also includes $17.2 million of incremental unfavorable expenses from selling inventories that had been adjusted to fair value in purchase accounting as a result of the Apollo acquisition and $2.9 million of higher depreciation period over period. Offsetting this unfavorable impact is $8.7 million of LIFO income in the current nine month period compared to $0.5 million of LIFO expense in the first nine months of fiscal 2006, as well as a $3.6 million benefit recorded in the quarter resulting from a policy change that eliminates the carry-over of vacation balances from year-to-year.

Gross Profit

Gross profit in the first nine months of fiscal 2007 was $264.6 million, an increase of $24.5 million or 10.2% over gross profit in the first nine months of fiscal 2006 of $240.1 million. The increase in gross profit was driven largely by the higher net sales discussed above. As a percent of net sales, gross profit margins for the first nine months of fiscal 2007 declined 50 basis points to 30.4% compared to 30.9% in first nine months of fiscal 2006. This decline was primarily driven by a decreased leverage of fixed costs in the current quarter as a result of lost margins due to the Canal Street accident. In addition, the incremental purchase accounting adjustments and depreciation discussed above were offset by favorable LIFO and the one-time benefit recorded in the quarter as a result of a change in the Company’s vacation policy. The realization of synergies and fixed cost reductions achieved over the past year resulting from the integration of the Falk and Rexnord businesses also continue to contribute to year-over-year gross profit performance.

Selling, General and Administrative Expenses

SG&A was $155.2 million in the first nine months of fiscal 2007, an increase of $18.6 million, or 13.6%, from SG&A in the first nine months of fiscal 2006 of $136.6 million. As a percentage of net sales, SG&A increased to 17.8% in the first nine months of fiscal 2007 from 17.6% in the first nine months of fiscal 2006. Higher stock option expense due to the adoption of SFAS No. 123R accounted for $2.7 million of this increase, and higher deprecation expense (primarily information technology related costs) accounted for $1.4 million of the increase. The remaining increase in SG&A was driven by higher compensation costs as compared to the prior year, offset by a one-time $3.1 million benefit recorded in the quarter as a result of the change in the Company’s vacation policy.

Restructuring and Other Similar Costs

We did not incur any restructuring and other similar costs in the first nine months of fiscal 2007. We expensed $20.3 million of restructuring and similar costs in the first nine months of fiscal 2006 related to the restructuring of certain manufacturing operations and headcount reductions at certain locations, including the continuation of certain Falk plant consolidation activity that had been initiated prior to our acquisition of Falk.

Transaction-Related Costs

We expensed $62.7 million of Apollo transaction-related costs in the first nine months of fiscal 2007. These costs consisted of (i) $19.1 million of seller-related expenses, including investment banking fees, outside attorney fees, and other third-party fees; (ii) $23.1 million of bond tender premium related to the $225.0 million of senior subordinated notes, substantially all of which were repurchased in connection with the Apollo acquisition; and (iii) a non-cash charge of $20.5 million to write-off the remaining net book value of previously-capitalized financing fees related to the term loans and senior subordinated notes that we repaid/repurchased in connection with the Merger. There were no transaction-related costs in the first nine months of fiscal 2006.

Amortization of Intangible Assets

We continue to amortize the cost of our intangible assets, which include patents, customer relationships (including distribution network), a covenant not to compete and software. Amortization of these intangible assets increased to $21.0 million in the first nine months of fiscal 2007 compared to $11.6 million in the first nine months of fiscal 2006 due to the amortization of intangible assets resulting from the Apollo acquisition.

Interest Expense, net

Interest expense, net was $84.7 million in the first nine months of fiscal 2007 compared to $45.2 million in the first nine months of fiscal 2006. As a result of the Apollo acquisition, we have increased our overall indebtedness, and a larger portion of that debt consists of senior notes which have higher interest rates than our term loans.

Other (Income) Expense, net

Other income, net was $6.6 million in the first nine months of fiscal 2007 and includes $1.3 million of foreign currency transaction losses, a $0.8 million gain on dispositions of fixed assets, $1.5 million of management fee expenses, an $8.8 million CDSOA recovery and $0.2 million of other expense. Other expense, net was $3.8 million in the first nine months of fiscal 2006 and included foreign currency transaction losses of $0.8 million, losses on the sale of fixed assets of $0.3 million, management fees of $1.5 million, attorney fees incurred as part of the refinancing of our credit agreement of $0.9 million and other miscellaneous expenses of $0.3 million.

Income Tax Expense

Our effective income tax rate for the first nine months of fiscal 2007 was a benefit of 28% compared to a provision of 42% in the first nine months of fiscal 2006. The income tax benefit we recognized in the first nine months of fiscal 2007 was reduced as a result of approximately $7.9 million of non-deductible expenses incurred in connection with the sale of the Company to Apollo. In addition, we increased our valuation allowance for foreign tax credits generated and state net operating losses incurred during this period for which the realization of such benefits is not deemed more-likely-than-not.

Net (Loss) Income

Our net loss for the first nine months of fiscal 2007 was $43.7 million compared to net income of $13.2 million in the first nine months of fiscal 2006 due to the factors described above.

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Net Sales. Net sales in fiscal 2006 were $1,081.4 million, an increase of $270.4 million, or 33.3%, from fiscal 2005 net sales of $811.0 million. The increase in net sales was due primarily to the additional sales from the newly-acquired Falk business. We have substantially integrated Falk into our existing product offerings in fiscal 2006, and therefore we do not manage Falk as a standalone business. Prior to the Falk acquisition, the standalone Falk business had annual revenues of $203.1 million in calendar 2004, their latest completed pre-acquisition fiscal year.

We continued to experience solid performance in our industrial products end markets of forest and wood products, energy, construction equipment, natural resource extraction, metals processing and infrastructure expansion (mining and cement and aggregates), as well as strong demand for our aerospace products. The net impact of foreign currency fluctuations on fiscal 2006 net sales was not significant.

Cost of Sales. Cost of sales were $742.3 million in fiscal 2006, an increase of $186.5 million, or 33.6%, from our fiscal 2005 cost of sales of $555.8 million. Cost of sales in fiscal 2006 includes a charge of $0.7 million to write-off certain excess and obsolete inventory in connection with plant consolidation and integration activities. Cost of sales in fiscal 2005 includes (i) a $7.0 million benefit due to a change in estimate regarding the capitalization of certain overhead variances into inventory and (ii) a $1.6 million one-time charge to write-off certain excess and obsolete inventory that was on-hand at the date of the Carlyle acquisition for which no reserves were established in purchase accounting. The remaining year-over-year increase in cost of sales is due primarily to the increase in net sales in fiscal 2006.

Gross Profit. Gross profit was $339.1 million in fiscal 2006, an increase of $83.9 million, or 32.9%, from our fiscal 2005 gross profit of $255.2 million. The increase in gross profit was due to the changes in net sales and cost of sales discussed above. As a percent of net sales, gross profit margins were 31.4% in fiscal 2006 compared to 31.5% in fiscal 2005. We were able to hold our fiscal 2006 gross profit margins relatively consistent with the prior year even though the acquired Falk business historically had lower gross margins than Rexnord (Falk’s historical gross margins were 18.3% in calendar 2004, their latest completed pre-acquisition fiscal year). We accomplished this primarily due to synergies and fixed cost reductions resulting from integrating the Falk and Rexnord businesses.

Selling, General and Administrative Expenses. SG&A expenses increased by $34.2 million, or 22.3%, in fiscal 2006 to $187.8 million as compared to $153.6 million in fiscal 2005. As a percentage of net sales, SG&A expenses declined to 17.4% in fiscal 2006 compared to 18.9% in fiscal 2005. The reduction in SG&A expenses as a percent of sales is due primarily to SG&A cost reduction efforts associated with the integration of the acquired Falk business. As a result, we were able to achieve higher sales volume in fiscal 2006 with a comparatively lower SG&A cost structure. The $34.2 million increase in SG&A dollars in fiscal 2006 is primarily due to the Falk acquisition.

Restructuring and Other Similar Costs. We expensed $31.1 million of restructuring and other similar costs in fiscal 2006, including $6.9 million of non-cash asset impairments, related to plans we initiated in fiscal 2006 to restructure certain manufacturing operations and reduce headcount at certain locations. The non-cash asset impairments related to the closure of our flattop plant in Puerto Rico and a decision to outsource certain portions of our industrial chain manufacturing operations. We also incurred $16.5 million of plant consolidation and integration costs consisting primarily of (i) the closure of our coupling plant in Warren, Pennsylvania, (ii) the closure of our flattop plant in Puerto Rico and (iii) Falk integration costs, including the continuation of certain Falk plant consolidation efforts that had been initiated prior to the Falk acquisition. All of these consolidation and integration actions were substantially complete as of March 31, 2006. The remaining $7.7 million of restructuring and other similar costs in fiscal 2006 relate primarily to severance, relocation and recruiting expenses for certain headcount reduction and management realignment initiatives.

During fiscal 2005, we expensed $7.3 million of restructuring and other similar costs related primarily to severance, recruiting and relocation costs incurred as part of our effort to realign management and significantly strengthen talent.

Amortization of Intangible Assets. We continue to amortize the cost of our intangible assets, which include patents, customer relationships (including distribution network), a covenant not to compete and software. Amortization of these intangible assets amounted to $15.7 million in fiscal 2006 and $13.8 million in fiscal 2005. The increase between years is due to amortization of the acquired Falk intangible assets.

Interest Expense, net. Interest expense, net was $61.5 million in fiscal 2006 compared to $44.0 million in fiscal 2005. Approximately $13.4 million of the $17.5 million increase in our net interest expense between years was attributable to interest on the additional $312 million term loan used to fund the Falk acquisition. The remainder of the increase in net interest expense was due to higher interest rates year-over-year on our variable-rate term debt.

Other Expense, net. Other expense, net for fiscal 2006 consisted of management fees of $2.0 million, attorney fees related to the refinancing of our credit agreement of $1.0 million, losses on the sale of plant, property and equipment of $0.4 million and foreign currency exchange losses of $0.4 million. Other expense, net for fiscal 2005 consisted of gains on the sales of plant, property and equipment of $2.1 million, foreign currency exchange losses of $0.8 million and management fees of $2.0 million.

Provision for Income Taxes. The effective income tax rate for fiscal 2006 of 41.6% is up from our fiscal 2005 effective income tax rate of 39.7% due to certain one-time non-deductible expenses and higher foreign-related tax expense, offset in part by the realization of certain state and local income tax benefits. See Note 12 of the consolidated financial statements for more information on income taxes.

Net Income. Net income in fiscal 2006 was $22.9 million as compared to $21.6 million in the prior year due to the factors described above.

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Net Sales. Net sales in fiscal 2005 were $811.0 million, an increase of $98.2 million, or 13.8%, from net sales of $712.8 million in fiscal 2004. The sales growth in fiscal 2005 occurred as each of our major product offerings posted year-over-year improvements. Business conditions in the end markets where our PT products are utilized, including aerospace, cement and aggregates, construction, energy, heavy duty truck and mining have improved over fiscal 2004, and our distribution channel partners have decreased the magnitude of inventory reductions in the channel compared to fiscal 2004. Approximately $15.4 million of the fiscal 2005 sales growth was the result of changes in currency rates, principally related to the Euro, from those in effect during fiscal 2004.

Cost of Sales. Cost of sales were $555.8 million in fiscal 2005, an increase of $70.4 million, or 14.5%, from our fiscal 2004 cost of sales of $485.4 million. Cost of sales in fiscal 2005 includes a $2.0 million charge to appropriately reflect the valuation of our domestic inventories to the last-in, first-out (LIFO) method of inventory valuation, a $1.6 million one-time charge to write-off certain excess and obsolete inventory that was on-hand at the date of the Carlyle acquisition for which no reserves were established in purchase accounting, and a $7.0 million benefit due to a change in estimate regarding the capitalization of certain overhead variances into inventory. This change in estimate resulted from a re-evaluation of our process for capitalizing overhead costs into inventory to ensure we were valuing our inventories at actual cost. Cost of sales in fiscal 2004 includes a favorable LIFO benefit of $0.4 million. The remaining increase in cost of sales between years is due primarily to the increase in net sales in fiscal 2005.

Gross Profit. Gross profit was $255.2 million in fiscal 2005, an increase of $27.8 million, or 12.2%, from our fiscal 2004 gross profit of $227.4 million. The increase in gross profit was due to the changes in net sales and cost of sales discussed above. As a percent of sales, gross profit margins were 31.5% in fiscal 2005 compared to 31.9% in fiscal 2004. We estimate that our gross profit margins were adversely affected in fiscal 2005 by approximately 100 basis points due to increased raw materials prices. Higher LIFO expense year-over-year and the $1.6 million charge we recorded to write-off certain excess and obsolete inventory that was on-hand at the date of the Carlyle acquisition for which no reserves were established in purchase accounting also adversely affected our fiscal 2005 gross profit margins by a combined 50 basis points. These reductions in gross profit margins in fiscal 2005 were partially offset by the favorable impact of the $7.0 million change in estimate regarding the capitalization of certain overhead variances into inventory discussed above.

SG&A Expenses. SG&A expenses increased by $5.5 million, or 3.7%, in fiscal 2005 to $153.6 million as compared to $148.1 million in fiscal 2004. As a percentage of net sales, SG&A declined to 18.9% in fiscal 2005 compared to 20.8% in fiscal 2004. The reduction in SG&A expenses as a percent of sales was due primarily to the impact of our restructuring actions taken during fiscal 2005 to reduce overhead and administrative headcount. As a result, we were able to achieve higher sales volume in fiscal 2005 with a comparatively lower SG&A cost structure. This reduction in SG&A expenses was partially offset by adverse changes in currency exchange rates which had the impact of increasing SG&A expenses by $3.2 million in fiscal 2005 as compared to fiscal 2004. Increased sales volume accounted for the remainder of the dollar increase in SG&A expenses in fiscal 2005.

Restructuring and Other Similar Costs. Restructuring costs of $7.3 million were incurred during fiscal 2005 compared to $2.6 million in fiscal 2004. The fiscal 2005 amount consisted of severance, recruiting and relocation costs incurred as part of our effort to realign management and upgrade talent. The fiscal 2004 amount consisted of consulting expenses incurred in connection with the implementation of a severance program.

Curtailment Gain. In December 2003, we made significant modifications to our defined benefit pension plan covering certain U.S. employees by freezing credited service as of March 31, 2004. The changes to the defined benefit plan resulted in a curtailment of the plan under GAAP. Accordingly, a pretax curtailment gain of $5.6 million was recorded in the third quarter of fiscal 2004. In the fourth quarter of fiscal 2004, we eliminated postretirement benefits for certain active employees and recognized a curtailment gain of $1.1 million. There was no curtailment gain in fiscal 2005.

Amortization of Intangible Assets. We are amortizing the cost of intangible assets acquired in the acquisition of the Rexnord Group including patents, customer relationships (including a distribution network) and a covenant not to compete. Amortization of these intangible assets amounted to $13.8 million in fiscal 2005 and $13.9 million in fiscal 2004. We did not acquire any new intangible assets during fiscal 2005 or fiscal 2004.

Interest Expense, net. Interest expense (net of interest income) was $44.0 million in fiscal 2005 compared to $45.4 million in fiscal 2004. The reduction in interest expense in fiscal 2005 was due primarily to lower overall debt levels compared to fiscal 2004 as we repaid $45 million of term loans in fiscal 2005. Interest on the existing notes was 10 1/8% per annum in both fiscal 2005 and 2004 and interest on the term loans averaged approximately 5.0% during fiscal 2005 as compared to 5.2% during fiscal 2004.

Other Expense, net. Other expense, net for fiscal 2005 consisted of gains on the sales of plant, property and equipment of $2.1 million, foreign currency exchange losses of $0.8 million and management fees of $2.0 million. Other income (expense), net for fiscal 2004 consisted of gains on the sales of plant, property and equipment of $0.9 million and management fees of $2.0 million.

Provision for Income Taxes. The effective income tax rate for fiscal 2005 of 39.7% was up slightly from our fiscal 2004 effective income tax rate of 38.0% due to higher state and local income taxes.

Net Income. Net income in fiscal 2005 was $21.6 million as compared to $14.2 million in fiscal 2004 due to the factors described above.

Results of Operations—Zurn

The following results of operations for the fiscal years ended September 30, 2004, 2005 and 2006 and the three months ended December 31, 2005 and 2006 have been derived by application of pro forma adjustments to Jacuzzi’s historical consolidated financial statements included elsewhere in this prospectus to give effect to the Bath sale as if it had occurred at the beginning of the applicable fiscal period. In addition, the results of operations data for the fiscal years ended September 30, 2004 and 2005 give effect to the Rexair sale as if it had occurred at the beginning of the applicable fiscal year. Neither the unaudited pro forma condensed consolidated statement of operations data nor the unaudited pro forma condensed consolidated balance sheet data give effect to any adjustments other than those that relate to accounting for Bath and Rexair as a discontinued operation. The following table and the related discussion thereto should be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Information of Jacuzzi Brands, Inc.” and all of the consolidated financial statements included elsewhere in this prospectus.

	Fiscal Year Ended September 30,			Three Months Ended
	2004	2005	2006	December 31, 2005	December 31, 2006
	(dollars in millions)
Net sales	$308.0	$353.1	$435.8	$92.9	$104.3
Cost of products sold	184.7	210.6	267.1	57.2	67.6

Gross profit	123.3	142.5	168.7	35.7	36.7
Gross profit % of sales	40.0%	40.4%	38.7%	38.4%	35.2%
Selling, general & administrative expenses	$80.8	$91.7	$102.4	$20.2	$21.6
Restructuring charges	(0.6)	4.7	0.2	0.2	0.4

Operating income	43.1	46.1	66.1	15.3	14.7
% of sales	14.0%	13.1%	15.2%	16.5%	14.1%
Interest expense, net	$(47.0)	$(46.2)	$(37.0)	$(8.9)	$(8.8)
Other income (expense), net	3.4	(6.7)	(3.2)	(0.8)	(1.8)

Earnings (loss) before income taxes	(0.5)	(6.8)	25.9	5.6	4.1
Provision (benefit) for income taxes	30.7	(8.5)	12.1	2.6	2.1

Income (loss) from continuing operations	$(31.2)	$1.7	$13.8	$3.0	$2.0

Three Months Ended December 31, 2006 Compared with Three Months ended December 31, 2005

Net Sales. Net sales in the three months ended December 31, 2006 were $104.3 million, an increase of $11.4 million, or 12.3%, over net sales in the three months ended December 31, 2005. The sales growth was driven by improved sales of existing products, including PEX products, specification drains, commercial brass and Wilkins™ brand products as well as higher sales of new products.

Cost of Products Sold. Cost of products sold in the three months ended December 31, 2006 was $67.6 million, an increase of $10.4 million, or 18.2%, over the three months ended December 31, 2005. The increase in cost of products sold was due principally to higher sales and higher material costs.

Gross Profit. Gross profit in the three months ended December 31, 2006 was $36.7 million, an increase of $1.0 million, or 2.8%, over gross profit in three months ended December 31, 2005. The increase in gross profit was driven largely by the higher net sales discussed above. As a percent of net sales, gross profit margins were 35.2% in the three months ended December 31, 2006 and 38.4% in the three months ended December 31, 2005. The decrease in the year over year gross profit as a percent of net sales can be primarily attributed to un-recovered raw material (primarily brass and zinc) price increases from vendors.

Selling, General and Administrative Expenses. SG&A expenses were $21.6 million in the three months ended December 31, 2006, an increase of $1.4 million, or 6.9%, over SG&A expenses in the three months ended

December 31, 2005. The increase in SG&A expenses was principally due to increased commissions on higher sales levels. As a percentage of net sales, SG&A expenses decreased to 20.7% in the three months ended December 31, 2006 from 21.7% in the three months ended December 31, 2005.

Restructuring Charges. Restructuring charges were $0.4 million in the three months ended December 31, 2006, an increase of $0.2 million compared to restructuring changes recorded in the three months ended December 31, 2005. The increase was due principally to charges recorded in the three months ended December 31, 2006 to eliminate certain executive positions at the corporate office.

Interest Expense, Net. Interest expense was $10.4 million in the three months ended December 31, 2006, an increase of $0.4 million compared to $10.0 million in the three months ended December 31, 2005. The increase is due to the fact that the comparable prior year period contained a reduction in interest expense of $0.5 million associated with the favorable settlement of an outstanding property tax liability. Interest income was $1.6 million in the three months ended December 31, 2006, an increase of $0.5 million compared to the three months ended December 31, 2005. This increase is primarily driven by higher cash and cash equivalents balances resulting from strong year-over-year cash flows from operations.

Other Expense, Net. Other expense, net was $1.8 million in the three months ended December 31, 2006, which predominantly included deal costs associated with the sale of the Zurn plumbing products business to Rexnord. Other expense, net was $0.8 million in the three months ended December 31, 2005, which principally includes settlement charges on the payout of certain supplemental executive retirement plans.

Income Tax Expense. Zurn’s effective tax rate for the three months ended December 31, 2006 was 51.2% compared to 46.4% for the three months ended December 31, 2005. The rate is higher in the three months ended December 31, 2006 due to increases in Jacuzzi’s tax reserves related to various income tax audits. Jacuzzi has appealed various issues relating to the audit of its U.S. consolidated returns for 1998 through 2002, and has recorded reserves believed to be adequate to cover any assessment if its appeals are rejected. In addition, several states and the various other countries have examinations either in the planning stages or currently underway.

Income From Continuing Operations. Income from continuing operations for the three months ended December 31, 2006 was $2.0 million compared to $3.0 million in the three months ended December 31, 2005 due to the factors described above.

Fiscal Year Ended September 30, 2006 Compared with Fiscal Year Ended September 30, 2005

Net Sales. Net sales in the fiscal year ended September 30, 2006 were $435.8 million, an increase of $82.7 million, or 23.4%, over net sales in the fiscal year ended September 30, 2005 of $353.1 million. The increase in net sales was due principally to greater market penetration, industry growth, price increases implemented to offset higher raw material costs and the introduction of new products.

Cost of Products Sold. Cost of products sold in the fiscal year ended September 30, 2006 was $267.1 million, an increase of $56.5 million, or 26.8%, over cost of products sold in the fiscal year ended September 30, 2005 of $210.6 million. The increase in cost of products sold was due principally to higher sales and higher material costs.

Gross Profit. Gross profit in the fiscal year ended September 30, 2006 was $168.7 million, an increase of $26.2 million, or 18.4%, over gross profit in the fiscal year ended September 30, 2005 of $142.5 million. The increase in gross profit was driven largely by the higher net sales discussed above. As a percent of net sales, gross profit margins were 38.7% in the fiscal year ended September 30, 2006 and 40.4% in the fiscal year ended September 30, 2005. The slight decrease in gross profit was due principally to a significant increase in sales of PEX products, which have somewhat lower margins, and increased raw material costs.

Selling, General and Administrative Expenses. SG&A expenses were $102.4 million in the fiscal year ended September 30, 2006, an increase of $10.7 million, or 11.7%, over SG&A expenses in the fiscal year ended

September 30, 2005 of $91.7 million. The increase in SG&A expenses was due principally to increased commissions resulting from higher sales. As a percentage of net sales, SG&A expenses decreased to 23.5% in the fiscal year ended September 30, 2006 from 26.0% in the ended fiscal year ended September 30, 2005.

Impairment, Restructuring and Other Charges. Impairment, restructuring and other charges were $0.2 million in the fiscal year ended September 30, 2006, a decrease of $4.5 million, or 95.7%, from impairment, restructuring and other changes in the fiscal year ended September 30, 2005 of $4.7 million. The decrease was due principally to charges recorded in the fiscal year ended September 30, 2005 to eliminate certain executive positions.

Interest Expense, Net. Interest expense, net was $37.0 million in the fiscal year ended September 30, 2006 compared to $46.2 million in the fiscal year ended September 30, 2005. The decrease was due principally to the payoff of an asset-based loan in late 2005 and higher interest income in fiscal 2006 due to higher cash balances and interest rates.

Other Expense, Net. Other expense, net was $3.2 million in the fiscal year ended September 30, 2006 and included costs associated with potential merger transactions. Other expense, net was $6.7 million in the fiscal year ended September 30, 2005 and included $3.2 million of debt retirement costs as well as costs associated with exploring various merger and acquisition alternatives.

Income Tax Expense. The $20.6 million increase in income taxes over prior fiscal year is primarily the result of additional taxable income and a benefit from fiscal year ended September 30, 2002 that was recorded in fiscal year ended September 30, 2005.

Income From Continuing Operations. Zurn’s income from continuing operations for the fiscal year ended September 30, 2006 was $13.8 million compared to income from continuing operations of $1.7 million in the fiscal year ended September 30, 2005 due to the factors described above.

Fiscal Year Ended September 30, 2005 Compared with Fiscal Year Ended September 30, 2004

Net Sales. Net sales in the fiscal year ended September 30, 2005 were $353.1 million, an increase of $45.1 million, or 14.6%, over net sales in the fiscal year ended September 30, 2004 of $308.0 million. The increase in net sales was due principally to growth in primary markets, successful new product introductions and improved pricing.

Cost of Products Sold. Cost of products sold in the fiscal year ended September 30, 2005 were $210.6 million, an increase of $25.9 million, or 14.0%, over cost of products sold in the fiscal year ended September 30, 2004 of $184.7 million. The increase in cost of products sold was due principally to increased net sales.

Gross Profit. Gross profit in the fiscal year ended September 30, 2005 was $142.5 million, an increase of $19.2 million, or 15.6%, over gross profit in the fiscal year ended September 30, 2004 of $123.3 million. The increase in gross profit was driven largely by the higher net sales discussed above. As a percent of net sales, gross profit margins were 40.4% in the fiscal year ended September 30, 2005 and 40.0% in the fiscal year ended September 30, 2004.

Selling, General and Administrative Expenses. SG&A expenses were $91.7 million in the fiscal year ended September 30, 2005, an increase of $10.9 million, or 13.5%, over SG&A expenses in the fiscal year ended September 30, 2004 of $80.8 million. The increase in SG&A expenses was due principally to increased commissions resulting from higher sales. As a percentage of net sales, SG&A expenses decreased to 26.0% in the fiscal year ended September 30, 2005 from 26.2% in the ended fiscal year ended September 30, 2004.

Impairment, Restructuring and Other Charges. Impairment, restructuring and other charges were $4.7 million in the fiscal year ended September 30, 2005, an increase of $5.3 million from impairment, restructuring and other changes in the fiscal year ended September 30, 2004 of $(0.6) million. The increase was due principally to the consolidation and relocation of administrative functions and severance of certain positions.

Interest Expense, Net. Interest expense, net was $46.2 million in the fiscal year ended September 30, 2005 compared to $47.0 million in the fiscal year ended September 30, 2004. The decrease was due principally to slightly higher interest income related to the cash received from the sale of certain assets in late fiscal 2005.

Other Income (Expense), Net. Other income (expense), net was $(6.7) million in the fiscal year ended September 30, 2005 and included $3.2 million of debt retirement costs as well as costs associated with exploring various merger and acquisition alternatives. Other income (expense), net was $3.4 million in the fiscal year ended September 30, 2004 and included a gain on the settlement of a note.

Income Tax Expense. The decrease in income tax was the result of a $32.3 million FAS 109 adjustment in fiscal year ended September 30, 2004 and a benefit from fiscal year ended September 30, 2002 that was recorded in fiscal year ended September 30, 2005.

Income (Loss) From Continuing Operations. Zurn’s income from continuing operations for the fiscal year ended September 30, 2005 was $1.7 million compared to loss from continuing operations of $31.2 million in the fiscal year ended September 30, 2004 due to the factors described above.

Liquidity and Capital Resources

Our primary source of liquidity is available cash, cash flow from operations and borrowing availability under our revolving credit facility. As of December 30, 2006, we had $17.9 million of cash and approximately $127.8 million of additional borrowings available to us under our revolving credit facility (there were no borrowings outstanding under the facility, however, $22.2 million of the facility was utilized in connection with outstanding letters of credit). Our revolving credit facility is available to fund our working capital requirements, capital expenditures and other general corporate purposes.

As of December 30, 2006 we had $1,379.9 million of total indebtedness outstanding as follows (in millions):

	Total Debt at December 30, 2006	Short-Term Debt and Current Maturities of Long-Term Debt	Long-Term Portion
Term loans	$590.0	$—	$590.0
Borrowings under revolving credit facility	—	—	—
9.50% Senior notes due 2014	485.0	—	485.0
11.75 % Senior subordinated notes due 2016	300.0	—	300.0
10.125% Senior subordinated notes due 2012	0.3	—	0.3
Other	4.6	2.0	2.6

	$1,379.9	$2.0	$1,377.9

In connection with the Apollo acquisition, all borrowings under our previous credit agreement and substantially all of the $225.0 million of outstanding 10 1/8% senior subordinated notes were repaid or repurchased on July 21, 2006. The acquisition was financed in part with (i) the issuance of the initial 2014 notes and the senior subordinated notes and (ii) $645.7 million of borrowings under senior secured credit facilities (consisting of a seven-year $610.0 million term loan facility and $35.7 million of borrowings under a six-year $150.0 million revolving credit facility).

Borrowings under our existing $610.0 million term loan B facility accrue interest, at our option, at the following rates per annum: (i) 2.50% plus the Eurodollar Rate, or (ii) 1.50% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). The weighted averaged interest rate on our outstanding term loans at December 30, 2006 was 7.88%. Borrowings under our $150.0 million revolving credit facility accrue interest, at our option, at the following rates per annum: (i) 2.25% plus the Eurodollar Rate, or (ii) 1.25% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). There were no outstanding borrowings on our revolver as of December 30, 2006. Additionally, $22.2 million of the revolving credit facility was considered utilized in connection with outstanding letters of credit at December 30, 2006. In August 2006, we entered into an interest rate collar and an interest rate swap to hedge the variability in future cash flows associated with a portion of our variable-rate term loans.

The new senior secured credit facilities limit our maximum senior secured bank leverage ratio to 4.25 to 1.00 beginning with the fiscal quarter ended December 30, 2006. The senior secured bank leverage ratio was 2.59 to 1.00 at December 30, 2006. We expect to be in compliance with this financial covenant for the foreseeable future. We believe our recent acquisition of Zurn will be approximately leverage neutral for the Company.

Our ability to make scheduled payments of principal on our indebtedness, or to pay interest on, or to refinance, our indebtedness, including our existing notes, or to fund planned capital expenditures, will depend on our ability to generate cash in the future. This is subject to general economic, competitive, legislative, regulatory and other factors that are beyond our control.

Operating and Investing Activities

Net cash provided by operating activities in fiscal 2006 was $91.9 million compared to $67.4 million for fiscal 2005 and $45.0 million for fiscal 2004. The increase in cash from operations of $24.5 million in fiscal 2006 as compared to fiscal 2005 was primarily due to a $24.0 million increase in income from operations. Increases in trade working capital (receivables, inventories and trade payables) to support our year-over-year sales growth used only $4.1 million of operating cash flows as we continue to focus on cash collections and effectively managing accounts payable. Net cash provided by operating activities in the first nine months of fiscal 2007 was $52.5 million compared to $44.5 million in the first nine months of fiscal 2006. This increase is primarily driven by $7.0 million of advances from the Company’s insurance carriers in connection with the Canal Street facility accident, an $8.8 million CDSOA recovery, and $8.6 million of incremental customer advances offset by a $16.9 million build in trade working capital (receivables, inventories and accounts payable) in support of year-over-year sales growth.

The increase in cash from operations of $22.4 million in fiscal 2005 as compared to fiscal 2004 was primarily because fiscal 2004 had higher cash outflows of $14.9 million resulting from the settlement of accruals and other liabilities established in connection with the Carlyle acquisition. Other reasons for the increase in fiscal 2005 operating cash flows include higher net income of $7.4 million and a larger reduction in inventories of $8.2 million. These improvements in operating cash flows were partially offset by a $9.6 million impact of higher trade receivables in fiscal 2005 due to sales growth, and lower year-over-year growth in trade payables of $8.2 million.

Cash used for investing activities in fiscal 2006 was $336.1 million, comprised of $301.3 million paid for the Falk acquisition and $37.1 million of capital expenditures, offset by $2.3 million of proceeds from the disposition of property, plant and equipment. Our capital expenditure requirements are comprised primarily of equipment, molds and tooling, and computer hardware and software. Net cash used for investing activities in fiscal 2005 was $19.3 million, comprised of $25.7 million of capital expenditures, offset by $6.4 million of proceeds from the disposition of property, plant and equipment. Net cash used for investing activities in fiscal 2004 was $30.7 million, comprised primarily of $22.1 million for capital expenditures and $10.4 million in final settlement of the purchase price for the Rexnord Group. Net cash used for investing activities was $1,044.4 million in the first nine months of fiscal 2007 compared to $322.6 million in the first nine months of fiscal 2006. We used $1,011.6 million of cash to fund the Apollo transaction and $5.6 million to fund our acquisition of

Dalong in the first nine months of fiscal 2007. The first nine months of fiscal 2006 include a $301.3 million cash outflow related to our acquisition of Falk. We also had higher capital expenditures and higher proceeds from dispositions of property, plant and equipment as compared to the first nine months of the prior year.

Financing Activities

Cash provided by financing activities in fiscal 2006 includes $312 million of additional term loans issued in May 2005 under our credit agreement. The proceeds from those term loans, net of $7.6 million of financing fees paid, were used to fund the Falk acquisition. Our strong performance allowed us to repay $65.0 million of debt during fiscal 2006, including $63.0 million of principal of the term loans. We also received $1.2 million of cash proceeds from the issuance of common stock during fiscal 2006.

Cash used for financing activities in fiscal 2005 was $42.0 million and consisted of repayment of debt of $44.2 million, offset by proceeds from the exercise of stock options and other common stock activity of $2.2 million. Cash used for financing activities in fiscal 2004 was $31.2 million and consisted of repayment of debt of $30.1 million and payment of financing fees of $1.1 million.

Cash provided by financing activities in the nine months ended December 30, 2006 includes $1,430.7 million of long-term debt (consisting of $610.0 million of term loans, $485.0 million of initial 2014 notes, $300.0 million of senior subordinated notes and $35.7 million of borrowings under our revolving credit facility) and a $438.0 million capital contribution from Apollo. We repaid $8.5 million of term loans and borrowed $16.9 million under our previous revolving credit facility in fiscal 2007 prior to the Apollo acquisition. We also repaid $813.7 million of long-term debt (including $757.1 million on July 21, 2006 and $56.6 million subsequent to July 21, 2006) and paid $55.4 million of financing fees and $23.1 million of bond tender premium during the nine months ended December 30, 2006. During the first nine months of fiscal 2006 we issued $312.0 million in term loans and paid $7.6 million of financing costs to fund our acquisition of Falk. We also repaid $45.1 million of long term debt and received $1.2 of cash proceeds from the issuance of common stock during the first nine months of fiscal 2006.

Effect of the Zurn Transactions

After completion of the Zurn Transactions we continue to be a highly leveraged company, having incurred substantial additional debt in connection with the Zurn acquisition, which will result in a significant increase in our interest expense in future periods. On a pro forma basis, after giving effect to the Zurn Transactions as if they had occurred on December 30, 2006, we would have had $2,039.9 million in indebtedness (excluding a premium of $9.3 million received from the issuance of the additional 2014 notes). Payments required to service this indebtedness will substantially increase our liquidity requirements as compared to prior years.

As part of the Zurn Transactions, we (i) issued the additional 2014 notes and the old notes, totaling $460 million in aggregate principal amount and (ii) entered into an incremental term loan B facility in the principal amount of $200 million. Borrowings under the incremental term loan B facility are due and payable in equal quarterly installments beginning in March of 2007. The remaining balance of the incremental term loan B facility is due and payable in full in 2013. Our existing revolving credit facility is available until 2012. The additional 2014 notes mature on August 1, 2014. The old notes (and the exchange notes) mature on September 1, 2016. Our incremental term loan B facility, the additional 2014 notes and the old notes are guaranteed by all of our existing and certain of our future domestic subsidiaries.

Our ability to make scheduled payments of principal, to pay interest on, or to refinance our indebtedness, including the notes, or to fund planned capital expenditures will depend on our ability to generate cash in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under our senior secured credit facilities, will be adequate to meet our short-term liquidity needs.

We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facilities in an amount sufficient to enable us to pay our indebtedness, including the notes or to fund our other liquidity needs. If we consummate an acquisition, our debt service requirements could increase. We may need to refinance all or a portion of our indebtedness, on or before maturity. In addition, upon the occurrence of certain events, such as a change of control, we could be required to repay or refinance our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. See “Risk Factors—We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.”

Contractual Obligations

As of December 30, 2006, we have no material long-term purchase obligations. Payments of interest associated with our current revolving credit facility obligations have been omitted from the tables below because they are predominantly based on varying market interest rates and varying debt balances.

As of December 30, 2006, after giving pro forma effect to the Zurn Transactions, our contractual obligations would have included the following:

		Payments due by period
Pro Forma Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Term loan B facility	$790.0	$7.9	$15.8	$15.8	$750.5
Borrowings under revolving credit facility	—	—	—	—	—
2014 senior notes(1)	795.0	—	—	—	795.0
2016 senior notes	150.0	—	—	—	150.0
Senior subordinated notes(2)	300.3	—	—	—	300.3
Other long-term debt	4.6	2.0	1.4	1.1	0.1
Interest on long-term debt obligations(3)	1,512.6	186.3	370.8	368.3	587.2
Operating lease obligations	35.9	7.6	12.6	6.8	8.9

Totals	$3,588.4	$203.8	$400.6	$392.0	$2,592.0

(1)	Excludes premium of $9.3 million received from the issuance of the additional 2014 notes.
(2)	Includes $300.0 million of the senior subordinated notes and $0.3 million of our 10 1/8% Senior Subordinated Notes due 2012.
(3)	Based on long-term debt obligations outstanding as of December 30, 2006 after giving pro forma effect to the Zurn Transactions.

We also have long-term obligations related to our pension and postretirement benefit plans which are discussed in detail in Note 11 to the consolidated financial statements. The pension plans cover most of our employees and provide for monthly pension payments to eligible employees upon retirement. Other postretirement benefits consist of a retiree medical plan that covers a portion of employees in the United States that meet certain age and service requirements and other postretirement benefits for employees at certain foreign locations. See “Risk Factors—Our future required cash contributions to our pension plans may increase.” As of December 30, 2006, we had no material long-term purchase obligations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet transactions, arrangements or obligations (including contingent obligations), that would have a material effect on our financial results.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk during the normal course of business from changes in foreign currency exchange rates and interest rates. The exposure to these risks is managed through a combination of normal operating and financing activities and derivative financial instruments in the form of forward exchange contracts to cover known foreign exchange transactions.

Foreign Currency Exchange Rate Risk

Our exposure to foreign currency exchange rates relates primarily to our foreign operations. For our foreign operations, exchange rates impact the U.S. Dollar value of our reported earnings, our investments in the subsidiaries and the intercompany transactions with the subsidiaries. See “Risk Factors—Our international operations are subject to uncertainties, which could adversely affect our operating results.”

Approximately 29% of our sales occur outside of the United States, with approximately 19% generated from our European operations that use the Euro as their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. Dollar, particularly the Euro, may have a material impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. Dollars at the end of the fiscal period using the average exchange rates in effect during the period. Consequently, as the value of the U.S. Dollar changes relative to the currencies of our major markets, our reported results vary.

Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our stockholders’ equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. Dollars at the exchange rates in effect at the end of the fiscal period.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

Interest Rate Risk

We utilize a combination of short-term and long-term debt to finance our operations and are exposed to interest rate risk on these debt obligations.

Borrowings under our existing term loan B facility accrue interest, and borrowings under our incremental term loan B facility will accrue interest, at our option, at the following rates per annum: (i) 2.50% plus the Eurodollar Rate, or (ii) 1.50% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). The weighted averaged interest rate on our outstanding term loans at December 30, 2006 was 7.88% Borrowings under our $150.0 million term revolving credit facility accrue interest, at our option, at the following rates per annum: (i) 2.25% plus the Eurodollar Rate, or (ii) 1.25% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). There were no outstanding borrowings on our revolver as of December 30, 2006. In August 2006, we entered into an interest rate collar and an interest rate swap to hedge the variability in future cash flows associated with a portion of our variable-rate term loans. The interest rate collar provides an interest rate floor of 4.0% plus the applicable margin and an interest rate cap of 6.065% plus the applicable margin on $262.0 million of our variable-rate term loans, while the interest rate swap converts $68.0 million of our variable-rate term loans to a fixed interest rate of 5.14% plus the applicable margin. Both the interest rate collar and the interest rate swap became effective on October 20, 2006 and have a maturity of three years. Our results of operations would likely be affected by changes in market interest rates on the un-hedged portion of these variable-rate obligations. An increase in the interest rate of 1.00% on our variable rate debt would increase our interest cost by approximately $4.6 million on an annual basis.

The notes, the 2014 notes and the senior subordinated notes are fixed rate long-term debt obligations. The potential loss in fair value on such fixed-rate debt obligations from a 10% increase in market interest rates would not be material to the overall fair value of the debt.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) released Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). Under the new standard, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. We will be required to adopt the recognition and disclosure provisions of SFAS 158 as of March 31, 2008. We are currently reviewing the requirements of SFAS 158 to determine the impact on our financial position or results of operations.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in an income tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We are required to adopt FIN 48 in fiscal 2008 and are currently reviewing the requirements of FIN 48 to determine the impact on our financial position or results of operations.

In December 2004, the FASB issued the revised SFAS No. 123, Share Based Payment (“SFAS 123(R)”). SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Generally, compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards are remeasured each reporting period. Compensation cost is recognized over the requisite service period, generally as the awards vest. As a nonpublic entity that previously used the minimum value method for pro forma disclosure purposes under SFAS 123, we adopted SFAS 123(R) using the prospective transition method of adoption on April 1, 2006. Accordingly, the provisions of SFAS 123(R) are applied prospectively to new awards and to awards modified, repurchased or cancelled after the adoption date.

BUSINESS

Our Company

We believe we are a leading diversified, multi-platform industrial company strategically well positioned within the markets and industries we serve. With the completion of the Zurn acquisition, our business is comprised of two strategic platforms: (i) our existing PT platform and (ii) a new Water Management platform based on the acquired Zurn operations, which are currently the plumbing products business of Jacuzzi. We believe that we have the broadest portfolio of highly engineered, mission and project critical PT products in the industrial and aerospace end markets. Our PT products include gears, couplings, industrial bearings, flattop, aerospace bearings and seals, special components and industrial chain. With the Zurn acquisition, our Water Management platform is a leader in the multi-billion dollar, specification-driven, non-residential construction market for water management products and will add specification drainage, PEX, water control and commercial brass products to our highly engineered product portfolio.

We are led by an experienced, high-caliber management team that employs a proven operating system, RBS, modeled after the Danaher Business System, to drive performance at every level of the organization. Prior to the Zurn acquisition we operated 29 PT manufacturing and four PT repair facilities located around the world. The Zurn acquisition added 16 manufacturing and warehouse facilities to our global footprint. In the LTM Period, after giving pro forma effect to the Zurn Transactions, we generated net sales of $1,620.6 million and a net loss of $15.8 million.

We sell our PT products in a diverse group of attractive end-market industries, which include aerospace, agri-farm, air handling, cement and aggregates, chemicals, construction equipment, energy, food and beverages, forest and wood products, marine, material and package handling, mining, natural resource extraction and petrochemical. The Zurn acquisition and the creation of our Water Management platform further diversify our end-market mix by providing us with a presence in the commercial and institutional construction, civil and public water works markets. We believe these new markets are attractive due to their large aggregate size and fundamental long-term growth characteristics. We further believe that we are well positioned to maintain number one or two positions in these markets due to Zurn’s track record of product innovation, the specification-driven nature of the water management industry and the rigorous third-party approvals and certifications necessary for the marketing and sale of many water management products.

Our PT and Water Management platforms have a number of fundamental similarities that contribute to our leadership positions across both platforms. Both have attractive business models based on the manufacture, marketing and sale of highly engineered, project critical products. Both participate in industries that provide a competitive advantage to companies with strong track records of innovating specification-driven or highly engineered products and experience in meeting third-party approval and certification requirements, like Rexnord and Zurn. Also, both platforms participate in growing end markets and have extensive product portfolios, strong distribution networks, premier brands and significant end-market and customer diversification.

We have relatively low capital expenditure and working capital requirements, which, along with our favorable cash tax rate, have allowed us to generate strong, stable free cash flows. Zurn has also historically generated high operating margins and required low amounts of capital expenditures. Accordingly, we believe the Zurn acquisition will be accretive to our operating margins and further improve our free cash flow profile.

Key Strategic Platforms

Power Transmission (PT)

We believe we have the broadest product portfolio in the PT industry. Our PT products are highly engineered and, we believe, are critical components in the machinery or plant in which they operate. These products include gears, couplings, industrial bearings, flattop, aerospace bearings and seals, special components and industrial chain. Through the Falk acquisition, we increased our market penetration and expanded our product portfolio in gears and couplings. We believe that we have the broadest portfolio of highly engineered, mission and project critical PT products in the industrial and aerospace end markets.

Over the past century, we have established long-term relationships with OEMs and end users serving a wide variety of industries. As a result of incorporating our components into their products, sales to OEMs and end users have created a significant installed base for our products, which are consumed in use and have a predictable replacement cycle. This replacement dynamic drives recurring aftermarket sales, which we estimate have historically accounted for approximately 60% of our North American PT sales. These aftermarket sales in turn create a recurring revenue stream from our extensive distribution network, consisting of over 400 distributors nationwide that operate through 1,900 branches.

We sell our PT products to an attractive group of diverse end-market industries, including aerospace, agri-farm, air handling, cement and aggregates, chemicals, construction equipment, energy, food and beverages, forest and wood products, marine, material and package handling, mining, natural resource extraction and petrochemical. Approximately 81% of the revenues of our PT platform for the LTM Period were generated from strategic or niche products. We believe these markets are attractive due to their positive fundamental long-term growth characteristics, and we have been able to maintain leadership positions within these markets as a result of our extensive offering of quality products, positive brand perception, highly engineered product lines, extensive specification work, market experience and focus on customer satisfaction. In addition, we serve industry-leading customers across all of our markets. Our end-market and customer diversification, coupled with high aftermarket revenues, help reduce our exposure to any specific industry.

Most of our products are critical components in large scale manufacturing processes, where the cost of component failure and resulting downtime is high. We believe our reputation for superior quality products and our ability to meet lead times as short as one day are highly valued by our customers, as demonstrated by their strong preference to replace their worn Rexnord products with new Rexnord products. Our customers’ preference to replace “like-for-like” products, combined with our significant installed base, enables us to achieve premium pricing, generates a source of recurring revenue and provides us a competitive advantage. Our products are marketed globally under brands such as Rex®, Falk® and Link-Belt®, using both direct and indirect channels. We believe the majority of our products are purchased by customers as part of their regular maintenance budgets and do not represent significant capital expenditures.

Our key PT product offerings include:

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Gears. We believe we are a leading manufacturer of gearsets and gearboxes, with the number one position in the North American market for parallel shaft, right angle reducers and inline drives. Gears reduce the output speed and increase the torque of an electronic motor or engine to the level required to drive a particular piece of equipment. Through our Prager™ division and the Renew® division, which was acquired in the Falk acquisition, we believe we are the number one provider of gear repair and onsite services. Our gears are used in bulk material handling, mixing and pumping. Our primary gear end markets include the chemical, forest and wood products, natural resource extraction, steel and pulp and paper industries.

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Couplings. We believe we are the market leader in North America in lubricated and non-lubricated couplings. A coupling is the interface between two shafts, permitting power to be transferred from one shaft to the other. Our couplings product line is comprised of flexible disc couplings, elastomeric couplings, grid couplings, gear couplings, fluid couplings and coupling guards. We believe we are at the forefront of technological advancement in adapting our products to meet evolving customer needs. Our leadership in non-lubricated couplings has been complemented by Falk’s leadership in lubricated couplings. As a result, we have the broadest line of couplings in the industry and sell our couplings to a wide range of end markets, including the cement and aggregates, chemical, energy, food and beverages, forest and wood products, petrochemical and steel industries. We estimate that 56% of our coupling sales were to the aftermarket in fiscal 2006.

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Industrial Bearings. We believe we are the market leader in the mounted roller bearing market in North America. Bearings are rotating components that support, guide and reduce friction between fixed and moving machine parts. We offer a high SKU count of highly engineered, non-commodity, application specific roller bearings, ball bearings, cylindrical bearings, filament bearings and sleeves. Our bearings are offered with housings to suit specific industrial applications and incorporate numerous technological advantages over those of our competitors, including specialized seals that afford superior product integrity.

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Flattop. We believe we are the leading manufacturer of flattop chain and components for conveyor systems used in the global beverage and container industry. We estimate we have the number one position in these industries with a global market share of approximately 42%. We have two primary flattop product lines—TableTop® chain, which is used for in-line processing and filling applications, and MatTop® modular belting, which is linked together to create a surface used in mass container and bulk food conveying. Our proprietary flattop products are technologically advanced and critical to our customers’ modern, high-speed production and filling operations. We refresh our flattop products through ongoing research and development to enhance the speed and efficiency of the production lines in which they are used.

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Aerospace Bearings and Seals. We supply aerospace bearings and seals, which are critical to the commercial aircraft, military aircraft and regional jet markets and include rolling element airframe control bearings, slotted entry and split ball bearings and aerospace seals. Our aerospace bearings and seals are sold under the Shafer® Bearing, PSI® Bearing and Cartriseal® brand names. Typically, our products are specified on all major commercial platforms for Boeing (737, 747, 777, 787) and Airbus (A-320, A-330, A-340, A-350, A-380, 400M), as well as regional jet aircraft platforms and military fixed and rotary wing aircraft. Aerospace products are typically highly regulated and must be incorporated into aircraft systems at the design stage. Once a product is incorporated into an aircraft design, it cannot be easily replaced without requalification and thus typically generates revenue for the life of the design.

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Special Components. We sell special components under three niche brands: Stearns®, an electric motor brake manufacturer; Berg®, a diverse miniature mechanical components manufacturer; and Highfield®, a security device manufacturer for utilities. We believe that our Stearns business enjoys the number one position in the North American motor brake market with an approximately 70% market share.

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Industrial Chain. We are a leading manufacturer of engineered chain, conveying equipment and roller chain. We are the largest supplier of engineered chain in a wide variety of manufacturing applications. Our engineered and roller chains are used primarily in the cement and aggregates, construction and agricultural equipment, forest and wood products, lift trucks, metals processing and oil fields industries. Approximately 61% of our industrial chain sales are to the aftermarket.

Water Management

We believe our Water Management platform is one of the leading suppliers of professional grade specification drainage, PEX piping, water control and commercial brass products, serving the commercial and institutional construction, civil and public water works markets. Zurn’s products are project-critical, high value-add and typically are a low percentage of overall project cost. We believe the combination of these features creates a high level of end-user loyalty. We also believe Zurn has one of the leading market shares in the majority of its product lines. Zurn’s end markets are principally specification-driven, and many of its product lines require stringent, third-party approvals prior to commercialization. In the LTM Period, we estimate that approximately 88% of Zurn’s sales were derived from product lines that have a number one or number two market share position.

Over the last 106 years, Zurn has established itself as a leading designer, manufacturer and distributor of highly engineered water management products for the multi-billion dollar commercial and institutional construction, civil and public water works markets and, to a lesser extent, the residential construction and remodeling markets. Zurn has an extensive network of approximately 400 independent sales representatives across 121 sales agencies in North America who work with local engineers, contractors, builders and architects to specify, or “spec-in,” Zurn’s products for use in commercial and institutional construction projects. Once Zurn’s products are specified, these products will generally be used in future project designs. These specifications, combined with Zurn’s ability to innovate, engineer and deliver products and systems that save time and money for engineers, contractors, builders and architects, result in growing demand for Zurn products.

Zurn’s products are marketed through its widely recognized brand names, including ZURN®, WILKINS®, AQUAFLUSH®, AQUASENSE®, AQUAVANTAGE®, ZURN ONE SYSTEMS®, ECOVANTAGE® and AQUASPEC®. Through the strength of these brands and the ability to leverage them effectively across multiple wholesale, specialty and retail distribution channels, Zurn has built and maintained leadership positions across a majority of the markets it serves.

Our key Water Management product offerings include:

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Specification Drainage. Zurn manufactures specification drainage products under the ZURN® brand name. These products, which we believe to be industry leading, are used in potable and processed water, waste water and storm water control and have numerous commercial and industrial applications, including roof and floor drains, linear drainage systems and trench drains, traps and interceptors, clean outs and corrosive waste drainage systems and chemical drainage systems. Commercial and institutional construction are currently the major end markets for Zurn’s specification drainage products. We believe that Zurn is the market leader in the specification drainage market, with a North American market share estimated by management to be approximately 44%. In addition, management estimates that Zurn’s North American market shares with respect to linear drainage systems and chemical drainage systems are 42% and 15%, respectively. Zurn continues to expand the end market applications for these products into civil and transportation as well as irrigation markets with applications for linear drainage systems in highway, transportation terminal, bridge and airport construction.

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PEX. Zurn manufactures PEX systems and products under the Zurn PEX brand name. We believe Zurn’s PEX systems and products deliver industry leading innovation in plumbing and radiant heating applications. PEX piping is made from polyethylene, strengthened to withstand high temperatures and water pressure, and is used in place of traditional copper piping. Compared to copper, PEX offers lower installed cost, easy maintenance and repair, faster hot water delivery and significantly improved service life. We believe Zurn is a leader in PEX plumbing systems, with a North American market share estimated by management to be approximately 34%. We believe that the North American market for PEX will continue to grow as PEX continues to replace copper in plumbing applications. Although most of Zurn’s PEX products are currently sold for use in plumbing systems, Zurn also designs and manufactures PEX radiant heating systems. Radiant heating systems enjoy widespread use in Europe as the primary method of heating buildings and is gaining popularity in North America.

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Water Control. Zurn manufactures water control products, including backflow prevention, pressure reducing, fire safety, thermostatic mixing and pressure relief valves, as well as a wide variety of complimentary goods, under the Wilkins® brand name. Before they can be marketed and sold, many water control products must satisfy stringent independent certification and approval requirements administered by NSF and the Foundation for Cross-Connection Control and Hydraulic Research at USC. Wilkins is a leading brand name in the North American market for water control products because of the innovative design and value-add features of Wilkins products, and because they are highly engineered to exceed the standards set by NSF and USC. Wilkins products are primarily used in commercial and institutional construction, as well as in water works, irrigation and fire protection systems. Management estimates that Zurn’s North American market shares with respect to pressure relief valves and backflow preventers are 43% and 28%, respectively. We believe there are substantial opportunities to expand sales of Wilkins products as municipalities continue to upgrade existing water control infrastructure and backflow prevention becomes a more common mandatory element of commercial and institutional construction.

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Commercial Brass. Zurn supplies sensor operated flush valves under the AQUAFLUSH®, AQUASENSE® and AQUAVANTAGE® brand names, heavy duty commercial faucets under the AQUASPEC® brand name, pressure assist toilets under the ECOVANTAGE® brand name and specification tubular products. We believe Zurn is a market leading supplier of such products, as well as related fittings, tubular products and bathroom china. The Zurn commercial brass business ranks second in flush valve and sensor products with North American market shares estimated by management to be approximately 13% and 23%, respectively. In addition, management estimates that Zurn’s North American market share with respect to specification tubular products is 18%. Many of Zurn’s commercial brass products are specially engineered for water conservation. In addition, with the innovation of Zurn One Systems, which integrate commercial brass and fixtures into complete, easily customizable plumbing systems, Zurn has developed a valuable time- and cost-saving means of delivering commercial and institutional bathroom fixtures.

Our Industries

Through our two strategic platforms, we manufacture and distribute highly engineered, mission critical products to the PT and water management industries. These industries span a broad and diverse array of commercial and industrial end markets with fundamental long-term growth characteristics.

PT Industry

According to Industrial Market Information, Inc., the domestic PT industry accounts for approximately $84 billion in sales per year. Of this overall estimated PT industry, the relevant domestic market for our current product offerings is approximately $5 billion, which includes all product categories in all industries in which we currently compete. The PT industry is fragmented with most participants having limited product lines and serving specific geographic markets. While there are numerous competitors with limited product offerings, there are only a few national and international competitors of a size comparable to us, including the Emerson Power Transmission division of Emerson Electric and the Dodge Manufacturing division of Rockwell Automation (which Rockwell has agreed to sell to Baldor Electric). The industry’s customer base is broadly diversified across many sectors of the economy. We believe that growth in the PT industry is closely tied to overall growth in industrial production, which we believe to have significant long-term growth fundamentals.

PT products are generally critical components in the machinery or plant in which they operate, yet they typically represent only a fraction of an end user’s total production cost. However, because the costs associated with product failure to the end user can be substantial, we believe end users in most of the markets we serve focus on products with superior quality, reliability and availability, rather than considering price alone, when making a purchasing decision. We believe that the key to success in our industry is to develop a reputation for quality and reliability, as well as an extensive distribution network to maintain attractive margins on products and gain market share.

The PT industry is also characterized by the need for significant start-up capital expenditures, experience with sophisticated engineering requirements, the ability to produce a broad number of niche products with very little lead time and long-standing customer relationships. In addition, we believe there is an industry trend of customers increasingly consolidating their vendor bases, which we expect should allow suppliers with broader product offerings to capture additional market share. We believe entry into our markets by competitors with lower labor costs, including foreign competitors, will be limited due to the fact that we manufacture highly specialized niche products that are mission critical components in large scale manufacturing processes, where the cost of component failure and resulting downtime is high.

Water Management Industry

According to the U.S. Census Bureau, U.S. nonresidential construction expenditures were approximately $586.0 billion in 2006. We estimate that the relevant market within nonresidential construction for Zurn’s current product offerings is approximately $4.0 billion. We believe the segment in which Zurn participates is relatively fragmented and that most competitors offer limited product lines. Although Zurn competes against numerous competitors with limited products or scale, one competitor, Watts Water Technologies, competes with Zurn across several lines on a nationwide basis. Zurn also competes against Sloan Valve Company in flush valves, Uponor (formerly Wirsbo) in PEX piping and Geberit in commercial faucets.

We believe the segment of the water management industry in which Zurn competes is closely tied to growth in commercial and industrial construction, which we believe to have significant long-term growth fundamentals. For the LTM Period, we estimate that approximately 76% of Zurn’s net sales were driven by the commercial and industrial construction markets. Historically, the commercial and institutional construction industry has been more stable and less vulnerable to down-cycles than the residential construction industry. Compared to residential construction cycles, downturns in commercial and institutional construction have been shorter and less severe, and upturns have lasted longer and had higher peaks.

Water management products tend to be project-critical and high value-add and typically are a low percentage of overall project cost. We believe the combination of these features creates a high level of end-user loyalty. Demand for these products is influenced by regulatory, building and plumbing code requirements. Many water management products must be tested and approved by NSF or USC before they may be sold. In addition, many of these products must meet detailed specifications set by water management engineers, contractors, builders and architects. As a result, these products are highly engineered to meet these precise specifications and stringent regulatory requirements.

The industry’s specification-driven end markets require manufacturers to work closely with engineers, contractors, builders and architects, in local markets across the United States, to design specific applications on a project-by-project basis. Accordingly, flexibility in design and product innovation is critical in order to compete effectively. Also important are relationships with local engineers, contractors, builders and architects who specify or “spec-in” products for use in construction projects. Companies with a strong network of such relationships have a competitive advantage, in that once an engineer, contractor, builder or architect has specified a company’s product with satisfactory results, he or she will generally continue to use that company’s products in future projects.

Our Strengths

We believe our leading market positions in diversified end markets, our broad portfolio of highly-engineered value-added products and components, our new product development and innovation expertise, our significant installed base of specification-driven products and our extensive distribution network give us a competitive advantage.

Leading Market Positions. Our high-margin performance is driven by industry leading positions in the diverse end markets in which we compete. We estimate that greater than 80% of our net sales across both platforms in the LTM Period, after giving pro forma effect to the Zurn Transactions, were derived from products for which we believe we had the number one or two market share position. We believe we have achieved leadership positions in these markets because of our extensive offering of quality products, positive brand perception, highly engineered product lines, extensive specification work, market experience and focus on customer satisfaction. We believe we enhanced our position as a market leader through our acquisition of Falk, which is one of the most recognized brands in the PT industry, and expect to further enhance our position through the Zurn acquisition. The Falk acquisition established our gear and coupling product lines as market leaders with significant relative market shares and gave us increased exposure to end markets in which Falk had a sizeable market presence, such as cement and aggregates, mining and natural resource extraction. With the Zurn acquisition, we have become a leading multi-platform industrial company by adding a market leading water management business, which gives us a presence in the specification-driven commercial and institutional construction end markets.

Broad Portfolio of Highly Engineered, Mission and Project Critical Products. We believe we offer the broadest portfolio of highly engineered, mission and project critical PT products in the industrial and aerospace end markets. Our strong application engineering and new product development capabilities have contributed to our reputation as an innovator in each of our end markets, solidifying our leadership position across all of our PT product categories. Our PT products are highly engineered and are critical components in the machinery or plant in which they operate. Reliability is a key driver of plant productivity, and the cost of product failure to the customer is substantial in relation to the cost of our PT products. Further, our library of PT product applications, knowledge and expertise applied across our extensive portfolio of SKUs allows us to work closely with our customers to design and develop solutions tailored to their individual specifications. The addition of our Water Management platform through the Zurn acquisition broadens our already expansive product portfolio by adding one of the broadest ranges of water management products in the industry. Like our PT products, Zurn’s products are project-critical and high value-add and typically account for a low percentage of overall project cost. Zurn’s strong reputation for new product development and innovation complement our strengths in those areas as well.

Significant Installed Base and Specification-Driven Products. Over the past century, we have established relationships with OEMs and end users serving a wide variety of industries. As a result of incorporating our PT components into their products, our sales to OEMs and end users have created a significant installed base for our PT products, which generates significant aftermarket sales for us as our PT products are consumed in use. We estimate that aftermarket sales have historically accounted for approximately 60% of our North American PT sales. Zurn has a 106-year track record of designing and manufacturing products to the exacting specifications mandated by engineers, contractors, builders and architects. We believe that the ability to meet such third-party specifications is critical to competing in the water management industry, and that Zurn’s deep experience in this regard and its outstanding reputation in the construction industry and its other end-markets drive strong demand for our water management products.

Extensive Distribution Network. Within our PT platform, we have cultivated relationships with over 400 distributors nationwide, who sell our PT products through over 1,900 branches across the United States. This distribution network is essential to our success in meeting lead times as short as one day. We believe our installed PT base, end-user preference and product line breadth make our product portfolio an attractive package to distributors in the PT industry. Zurn has 16 manufacturing and warehouse facilities and uses approximately 70 third-party warehouses at which it maintains inventory. This broad distribution network provides Zurn with a competitive advantage and drives demand for its products by allowing quick delivery of project critical water management products throughout the country to engineers, contractors, builders and architects facing short lead times. Once an engineer, contractor, builder or architect has specified a product with satisfactory results, he or she will generally continue to use such products in future projects, which further drives the demand for Zurn’s products.

Strong, Stable Cash Flows. Our PT operating model has generated strong, stable cash flows. Our leading market positions, highly engineered products and management’s successful application of RBS have also created strong margins. We have low maintenance capital expenditure requirements, low working capital requirements and a favorable effective cash tax rate as a result of a step-up in tax basis that occurred in conjunction with the Falk acquisition. Zurn also has historically generated high operating margins, driven by its market leading positions, highly engineered products and ability to use low-cost country sourcing to maintain highly flexible, low-cost manufacturing operations, and has required low amounts of capital expenditures. Accordingly, we believe the Zurn acquisition will be accretive to our operating margins and further improve our free cash flow profile.

The Rexnord Business System. RBS was established in 2002 by our CEO, Bob Hitt, and then augmented by George Sherman, our non-executive Chairman of the board, former CEO of the Danaher Corporation and architect of the Danaher Business System. RBS is at the heart of our performance-driven culture and drives both our strategic development and operational improvements. RBS is based on three basic tenets—People, Plan and Process—and focuses on the development of industry-leading talent, a rigorous strategic planning process and deployment of a lean process to achieve our strategic plan. RBS embodies a wide-ranging lean enterprise strategy based on eliminating waste from every business process with the goal of providing world class quality, delivery and service to customers while maximizing returns to our stockholders. RBS was implemented approximately four years ago and has resulted in significant improvements in inventory management, operating costs and sales per employee. Implementation of RBS is ongoing and is expected to continue to yield meaningful improvements in growth, quality, delivery and overall costs.

Experienced, High-Caliber Management Team. Our management team is headed by Bob Hitt, President, Chief Executive Officer and director, who joined Rexnord in 2000 after serving for six years in leadership positions at Invensys and its predecessor, Siebe plc. Mr. Hitt has led the successful implementation of RBS. Our management team also includes George C. Moore, Executive Vice President and Chief Financial Officer, who previously served as Chief Financial Officer of Maytag Corporation and Group Vice President of Finance for Danaher Corporation. In addition, over the last four years, we have significantly strengthened our management team through the replacement of 12 people who report directly to the CEO. These managers bring expertise from industry-leading companies such as Boeing, IDEX, Whirlpool, Honeywell and Danaher. Our Water Management platform is led by an experienced team of industry professionals, headed by Alex Marini, who brings 37 years of experience, and complemented by a group of experienced senior executives.

Our Business Strategy

Our strategy is to enhance our position as a leading global manufacturer and supplier of products across our diverse markets by exerting our market leadership and continuing to provide our customers with innovative design and premium quality products. We plan to use the following strategies, along with continued application of RBS, to enhance our position in the market and drive superior financial performance:

Drive Profitable Growth. We will continue to seek profitable growth opportunities in both existing and new markets. In our existing markets we will continue to rationalize our PT product portfolio with the goals of optimizing our product mix, extending product lines and strengthening profit margins. Through the Falk acquisition, we have expanded our presence in the gear repair business, which we believe is an opportunity for growth and margin expansion due to its favorable returns. In addition, we will seek to expand the markets in which we operate both in the United States and internationally. We are capitalizing on our relationships with top tier OEMs and end users to provide them with quality PT products as they expand their operations in high-growth areas overseas. The Zurn acquisition created a new strategic Water Management platform for our company. We will seek to continue Zurn’s track record of profitable growth by engineering, manufacturing and marketing innovative Water Management products and systems that will save time and money for engineers, contractors, builders and architects.

Leverage Distribution Channel. By marketing our PT products to both OEMs and directly to end users, we have created an expressed end-user preference for such products. We believe this customer preference is important in differentiating our PT products from our competitors’ products and preserves our ability to influence distributors to recommend Rexnord PT products to OEMs and end users. In addition, because it is more cost effective for distributors to deal with multi-line suppliers, we believe our influence in distribution is and will continue to be enhanced by the fact that our product portfolio is one of the most extensive in the industry. We believe the combination of these factors, in addition to joint marketing and other collaborative efforts, position us to gain additional share with these distributors. Also, we will seek to continue Zurn’s strategy of distinguishing itself from its competitors through the extensive reach of its warehouse network, which assists engineers, contractors, builders and architects to meet short lead times and thus drives demand for our Water Management products.

Apply the Rexnord Business System. We will seek to continue the significant successes achieved to date in the areas of productivity, operating margin expansion and inventory management. We will seek further operational efficiencies by continuing to aggressively implement RBS throughout our business. By systematically applying the core tenets of People, Plan and Process, we believe we will further enhance our market positions and overall operational performance through shorter lead times, competitive price offerings and innovative products. We will apply RBS throughout all of our operations in an effort to take costs out of our business, reduce inventory, increase operational efficiency and improve margins. We believe with Zurn as part of our company, we will be able to drive operational performance in our Water Management platform through the application of RBS.

Product Line Focus. We develop, implement and execute our business by focusing on our product lines and aligning them with our overall corporate growth objectives. We believe that this focus at the product line level creates a competitive advantage by allowing us to better understand the competitive landscape in each of our product categories, thus allowing us to capitalize on product, customer and end-market opportunities with high potential for success. Where applicable, we also leverage corporate-level resources, including field sales, customer service, logistics and technology, allowing our product lines to take advantage of cost synergies and shared marketplace intelligence. We believe our focus and structure, in addition to being a major advantage in competing with industrial companies with more limited product offerings, provide us with enhanced market visibility and focus and position us to capture additional market share.

The Falk Acquisition

On May 16, 2005, we acquired Falk from Hamilton Sundstrand, a division of United Technologies Corporation, for $301.3 million ($306.2 million purchase price including related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. Falk is a manufacturer of gears and lubricated couplings with calendar year 2004 sales of $203.1 million, and is also a recognized leader in the gear and coupling markets with exceptional “brand equity,” as evidenced by its number one rating in gearboxes and couplings in Plant Services Magazine’s “Reader’s Choice Award” in 2004. The Falk acquisition significantly enhanced our position as a leading manufacturer of highly engineered PT products. By combining our leadership positions in flattop chain, industrial bearings, non-lubricated couplings and industrial chain with Falk’s complementary leadership positions in gears and lubricated couplings, as well as a growing gear repair business, the Falk acquisition resulted in a comprehensive, market-leading product portfolio that we believe to be one of the broadest in the PT industry. Falk is included in our results of operations from May 17, 2005.

Our Controlling Stockholder

Apollo Fund VI, L.P., together with its co-investment vehicle, AAA Investments, L.P., is our principal equity sponsor and is an affiliate of Apollo Management, L.P. and Apollo Investment VI, L.P. Apollo Management, L.P. was founded in 1990 and is among the most active and successful private investment firms in the world in terms of both number of investment transactions completed and aggregate dollars invested. Since its inception, Apollo Management, L.P. has managed the investment of an aggregate of approximately $20 billion in capital, including more than $14 billion invested in leveraged buyouts, in a wide variety of industries, both in the United States and internationally. Companies owned or controlled by Apollo Management, L.P. or in which Apollo Management, L.P. or its affiliates have a significant equity investment include, among others, Affinion, AMC Entertainment, Berry Plastics, CEVA Logistics, Covalence Specialty Materials, Goodman Global, Hexion Specialty Chemicals, Intelsat, Metals USA, Momentive and Verso Paper.

PT Products

A description of the various types of components we sell follows below:

Gears

Gearsets and gearboxes are used to reduce the output speed and increase the torque of an electric motor or engine to the level required to drive a particular piece of equipment. Gears are sold to a variety of end markets, including the cement and aggregates, chemicals, food and beverages, forest and wood products and natural resource extraction industries. We produce a wide range of heavy duty, medium and light duty gear drives used for bulk material handling, mixing, pumping applications and general gearing. We also operate a gear service and repair business. Gears have an average replacement cycle of 5 to 20 years. We estimate that our aftermarket sales of gears comprise half of our overall gear sales. Our gear products are manufactured in our facilities in Wisconsin, Louisiana, Pennsylvania, Texas, Virginia, Australia, Canada, China and Germany.

Our gear products are sold under the Falk™, Rex®, Link-Belt®, Stephan™ and Prager™ brand names. We categorize our gear products and services as follows.

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Heavy duty gear drives. Heavy duty gear drives are generally sold in either parallel shaft or right angle configurations with torque ratings up to 20 million pounds per inch. Heavy duty gear drives are typically used to power bulk material handling and conveying systems in the cement and aggregates, coal and mining industries, as well as crushing, mixing, hoisting and marine applications.

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Medium and light duty gear drives. Medium and light duty gear drives perform the same function as heavy duty gear drives, but with a maximum torque rating of 600,000 pounds per inch, and are typically used in light material handling, mixing and pumping. Products include speed reducers, motor reducers, shaft mounts and mixer drives. We also buy and resell through our distribution network a range of private label products including worm drives, ultra-mite gearboxes and backstops.

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General gearing. General gearing includes ring gears and forged pinions used in the hard rock mining, cement and power generation industries for large crushing and milling applications such as ball mills, SAG mills and cement kilns. Other products include outside heavy section castings (i.e., automotive die blocks) and large contract manufacturing.

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Gear service and Repair. Falk Renew and Prager are our gearbox service and repair companies, servicing the largest installed base of geared products in the Americas. The service repair business is operated from facilities in Louisiana, Pennsylvania, Texas, Wisconsin, Canada, Australia, Brazil and Mexico.

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Market. We are the leading producer of gears in North America, and we sell our gear products to a variety of customers within numerous end markets. Market competition in the gear industry is based primarily on quality, lead times, reputation for quality and cost. We estimate the global gear market to be approximately $4.5 billion. The market is both competitive and fragmented, with no dominant competitor. In addition, industry participants are often regionally focused and produce a limited range of niche products.

Couplings

Couplings are primarily used in high-speed, high torque applications and are the interface between two shafts that permit power to be transmitted from one shaft to the other. Our couplings are sold to a variety of end markets, including the petrochemical and refining, wood processing, chemical, power generation and natural resources industries. We estimate that our aftermarket sales of couplings comprise half of our overall coupling sales. Our couplings are manufactured in our facilities in Alabama, Nebraska, Texas, Wisconsin, France and Germany.

Couplings are comprised of the grid, flexible disc, elastomeric and gear product lines and are sold under the Steelflex®, Thomas®, Freedom™, Omega®, Rex® Viva®, Wrapflex®, Lifelign® and Addax® brand names.

•	Grid. Grid couplings are lubricated couplings that offer simpler initial installation than gear couplings and the ability to replace in place. Our grid couplings are sold under the Steelflex® brand.

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Flexible disc. Flexible disc couplings are non-lubricated, metal flexing couplings that are used for the transmission of torque and the accommodation of shaft misalignment. Our flexible disc couplings are sold under the Thomas®, Freedom™ and ModulFlex® brands.

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Elastomeric. Elastomeric couplings are flexible couplings ideal for use in industrial applications such as pumps, compressors, blowers, mixers and many other drive applications and are marketed under the Rex Omega®, Rex® Viva® and Wrapflex® brands.

•	Gear. Gear couplings are lubricated couplings that are typically more torque dense than other coupling types. Our gear couplings are sold under the Lifelign® brand.

Market. The global couplings market is estimated at approximately $1 billion in annual sales and generally follows the investment cycles of the industries it supplies. We sell our couplings to a variety of customers in several end markets, including the petrochemical and refining, wood processing, chemical, power generation and natural resources industries. Global demand for couplings is split approximately equally among North America, Europe and the rest of the world. The couplings market is split between dry couplings and wet couplings and is fragmented, with numerous manufacturers.

Industrial Bearings

Industrial bearings are components that support, guide and reduce the friction of motion between fixed and moving machine parts. These products are primarily sold for use in the forest and wood products, construction equipment, and agricultural equipment industries. Industrial bearings are sold either mounted or unmounted. We primarily produce mounted bearings, which are offered in a variety of specialized housings to suit specific industrial applications, and generally command higher margins than unmounted bearings. Bearings have an average replacement cycle of 3 to 5 years. We estimate that our aftermarket sales of industrial bearings products comprise more than half of our overall industrial bearings sales. We manufacture our industrial bearings products in our facilities in Indiana, Tennessee, Michigan and Illinois. Our primary industrial bearings products include:

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Roller bearings. Roller bearings offer higher performance levels and can carry heavier loads than standard ball bearings. Our spherical roller bearings are technically advanced because they are self-aligning and thus do not require bearing adjustment during mounting.

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Ball bearings. Ball bearings are antifriction devices made up of hardened inner and outer rings between which hardened steel balls roll. We manufacture standard duty ball bearings used primarily in agri-farm, food processing and construction applications as well as heavy-duty ball bearings, which are desirable in applications such as high-speed air handling applications.

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Cylindrical bearings. Cylindrical bearings contain “cylindrical” rollers that are crowned or end-relieved to reduce stress concentrations, which results in low friction and allows for high-speed applications. These bearings wear slowly, minimizing sudden breakdowns, and are known for their strength and durability.

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Filament and Sleeves. Filament bearings, sold under the Duralon® brand name, are self-lubricating bearings that feature a woven Teflon® fabric liner and can withstand demanding loads and speeds. Sleeve bearings, sold under the Link-Belt® brand name, are durable as they are made of metal alloys and are typically compact in nature.

Market. We are one of the leading producers of mounted bearings in North America. We sell our industrial bearings products to a variety of customers within numerous end markets. Market competition in the bearings industry is based primarily on cost, quality, on-time delivery and market access.

Flattop

Our flattop chain is a highly engineered conveyor chain that provides a smooth continuous conveying surface that is critical to high-speed operations such as those used to transport cans and bottles in beverage-filling operations, and is primarily sold to the food and beverage, consumer products and parts processing industries. Flattop chain products generally need to be replaced every 4 to 5 years on average. We manufacture our flattop chain products in our manufacturing facilities in Wisconsin, Italy and the Netherlands. Our primary flattop chain products include:

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TableTop® chain. We believe we are the leading manufacturer of unit link flattop chain, which we market as our TableTop® chain. Although unit link flattop chain was originally available only in metal, today we ship more plastic chain than metal as metal unit link flattop chain has been gradually replaced with plastic chain. We believe that we maintain the industry’s largest product portfolio of both plastic and metal unit link flattop chain.

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MatTop® chain. MatTop® chain is our brand of modular chain that is made completely of plastic. Modular chain has an inherent advantage over competing products such as rubber belt and roller conveyors due to its more precise functioning, lower maintenance requirements and corrosion resistance. Modular chain applications have gradually expanded to include beverage and unit handling, and we have positioned ourselves as one of the top suppliers of modular chain to the food and beverages and other unit handling industries.

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Conveyor components. We manufacture a full range of conveyor components that are sold in conjunction with our TableTop® and MatTop® chain products. These products, which include levelers and guide rails, enable us to offer a complete package of conveying and conveyor components.

Market. We market our flattop chain products directly to end users and market and sell these products to both OEMs and distributors. The flattop chain market has experienced and continues to undergo a shift towards plastic. We believe this trend towards plastic will continue in the flattop chain market as more food and beverages companies begin to replace their older conveyor lines and as container production continues to move away from the use of returnable glass bottles that have traditionally been conveyed on stainless steel chain. This trend has not yet significantly affected the European flattop chain market, however, as European manufacturers and processors have a propensity to use metal chains that conform to standardized designs. In addition, we believe there will be other additional growth opportunities as rubber belt and roller conveyor are replaced by newer technologies.

Aerospace Bearings and Seals

We supply our aerospace bearings and seals to the commercial aircraft, military aircraft and regional jet end markets for use in door systems, engine controls, engine mounts, flight control systems, landing gear and rotor pitch control. The majority of our sales are to engine and airframe OEMs that specify our PT products for their aircraft platforms. Our aerospace bearings and seals products consist of rolling element airframe bearings sold under the Shafer® brand, slotted-entry and split-ball sliding bearings sold under the PSI® brand name and aerospace seals that are sold under the Cartriseal® brand name, which are primarily sold for use in both aerospace and industrial applications. Our aerospace bearings and seals products are manufactured in our facilities in Illinois and California and are supported by a direct sales organization, aerospace agents and distributors.

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Rolling element airframe bearings (Shafer® bearing). We believe we are a leading supplier of rolling element airframe bearings. We also provide technical service, product development and testing and have achieved a strong position in the high performance oscillating bearing market. Shafer® roller bearings provide low friction, high load carrying capabilities and internal self-alignment and are used in landing gear, flight control systems and door systems.

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Slotted-entry and split-ball sliding bearings (PSI® bearing). We believe we are a leading supplier of slotted-entry and split-ball sliding bearings. Slotted-entry bearings are utilized because of their reduced weight, smaller size and design flexibility and are used primarily in landing gears, flight control systems and engine mounts. Split-ball sliding bearings are used for their unidirectional axial load capabilities, additional total bearing area, high capacity and greater stiffness and are found in secondary control systems, such as slats and flaps, as well as applications such as landing gear retract actuators and fixed-end flight control actuators. We also manufacture split-race bearings, used in landing gears where high load and stiffness are required, which provide equal axial load capabilities in either direction, allowing more total bearing area, capacity and ease of installation and replacement.

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Aerospace seals (Cartriseal®). We manufacture aerospace seals, turbine gearbox and accessory equipment seals and small turbine mainshaft seals and refrigeration compressor seals. We also manufacture contacting face seals and non-contacting, or lift off, face seals, circumferential seals and specialty seals used in gas turbine engines, gearboxes, auxiliary power units, accessory equipment, refrigeration compressors, industrial turbines and compressors.

Market. The aerospace components industry is highly fragmented and consists of many small, specialized companies and a limited number of larger, well-capitalized companies. We compete in product-specific markets that we estimate have historically been under $100 million in revenues. These relatively small markets are subject to stringent regulatory approvals, quality requirements and certification processes.

We sell our aerospace products to OEMs, distributors and the U.S. government. The majority of our sales across these three business units are to engine and airframe OEMs.

Special Components

Our special components products are comprised of three primary product lines: electric motor brakes, miniature PT components and security devices for utility companies. These products are manufactured by our three stand-alone niche businesses: Stearns, W.M. Berg and Highfield.

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Stearns. Stearns is a manufacturer of electric motor brakes, switches and clutches. These products are used in a wide variety of applications where safety or protection of people or equipment is required.

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W.M. Berg. W.M. Berg offers a complete line of miniature precision rotary and linear motion control devices in addition to a highly diverse product line consisting of gears, idlers, bearings, sprockets, cams, belts and couplings.

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Highfield. Highfield manufactures a broad range of utility company barrel lock and key systems, security hardware, specialty tools, metal-formed sealing devices and safety valves. Its business is divided into four separate product groups, including security, oil valves, impellers and gas safety valves.

Market. Stearns’ products are used in a diverse range of applications, including steel mills, oil field equipment, pulp processing equipment, large textile machines, rubber mills, metal forming machinery and dock and pier handling equipment. W.M. Berg sells its products to a variety of markets, including semiconductor, telecommunications, medical equipment, robotics, instrumentation, office equipment, production tooling, digital imaging and printing, aerospace and automated vending. Highfield’s products are sold to a variety of markets, including electric, gas, water, telecommunications, utilities and plumbing and heating.

Stearns has a network of over 900 distributor branches servicing customers in numerous industries, including material handling, cranes, servomotors and actuators, conveyors and single-phase motor manufacturers. Approximately 80% of W.M. Berg’s sales are made to OEMs with the remaining sales generally going through distributors. For fiscal 2006, the majority of Highfield’s sales were made to wholesalers, utilities and installers.

We compete against a wide variety of niche manufacturers in each of our respective markets. The competition is generally local or regional in nature.

Industrial Chain

Our industrial chain products are manufactured in our facilities in Wisconsin, Germany, China and Brazil. These products are used in various applications in numerous industries, including food and food processing, beverage and container, construction and agricultural equipment, hydrocarbon processing and cement and metals processing. Our primary industrial chain products include:

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Engineered chain. Our engineered chain products, which are sold under the Link-Belt® and Rex® brand names, are designed and manufactured to meet the demands of customers’ specific applications. These products are used in many applications including cement elevators, construction equipment and conveyors, and they are supplied to the cement and aggregates, energy, food and beverages and forest and wood products industries.

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Roller chain. In the United States, roller chain is a product that is generally produced according to an American National Standards Institute specification. As a result, roller chain has largely become a standardized or commoditized product, with very little differentiation between product manufactured in North America and low-cost imports from China and India. Largely because of this, we no longer manufacture roller chain. However, because of our strong brand, we are still able to capture a premium on outsourced chain. Our roller chain product line, which is marketed under the Rex® and Link-Belt® brand names, is supplied to a variety of industries primarily for conveyor and lifting applications.

Market. We market and sell our industrial chain products directly to OEMs and distributors. The roller chain market is principally comprised of commodity products, manufactured to accommodate industry standards and specifications that are available from numerous sources. We believe we have a leading position in the North American market for engineered chain.

Water Management Products

A description of the various types of products we sell to the water management industry follows below:

Specification Drainage

Specification drainage products are used to control storm water, process water and potable water in various commercial, industrial, civil and irrigation applications. This product line includes point drains (such as roof drains and floor drains), linear drainage systems, interceptors, hydrants, fixture carrier systems, chemical drainage systems and light commercial drainage products. All of these products are engineered at our facilities in Erie, Pennsylvania and Falconer, New York, manufactured at various Zurn and third-party facilities in North America, Asia and Europe and inspected and quality-checked at Zurn locations throughout North America. Management estimates that 95% of our specification drainage products are project specification-driven.

Our specification drainage products include:

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Point Drains. Roof and floor drains, sold under the ZURN® brand name, are installed in various applications to control storm water or process water. These drains range in size from 2” to 12” in thousands of different configurations, including many specialty drains, and are designed for specific applications in roof and floor construction in commercial office buildings, schools, manufacturing facilities, restaurants, parking garages, stadiums and any other facility where control of water is required. All of our point drain products have various options that allow the engineer to configure and specify the right drain for his or her specific application. Included in this product line are many labor-saving devices that make the installation of the drains much faster and easier for the contractor.

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Linear Drainage Systems. Linear drainage systems are sold under the Flo-Thru® brand and are designed to control large amounts of water in outdoor applications such as shipping ports, airports, commercial buildings and highways. Our linear drains are manufactured from various materials including stainless steel, fiberglass and high density polyethylene and range from 2 to 10 feet in length and from 4” to 26” in width. Our Hi-Cap high capacity drains are 80” long with throat dimensions from 12” to 23” wide. Hi-Cap drains are used primarily in roadside drainage applications. We also manufacture specialty linear drainage products designed for applications such as fountains, football fields and running tracks.

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Interceptors. We offer a complete line of grease, solids and oil interceptors, which are designed to prevent harmful or undesirable substances from entering wastewater control systems. Grease interceptors are used primarily in restraints to keep grease from entering wastewater systems and creating damaging clogs. Solid interceptors are used in various applications to remove any type of solid from the waste stream, including hair, lint and sand. Oil interceptors are used in applications such as filling stations, where oil could otherwise potentially mix with storm water or waste water.

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Hydrants. We manufacture a complete line of hydrants, which provide potable water sources in various locations throughout commercial and industrial facilities. Our hydrants are designed to be installed on the exterior of facilities and will prevent freezing of water lines in cold climates. Various configurations of the hydrants, including wall hydrants, ground hydrants, post hydrants and yard hydrants, are manufactured with hose connections of various sizes, depending on the desired water flow rate.

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Fixture Carrier Systems. Zurn fixture carrier systems are the mechanisms by which toilets, urinals and lavatory are retained to the wall. These products are manufactured from steel and cast iron for standard duty, heavy duty, extra heavy duty and bariatric applications, with load ratings ranging from 300 to 1,000 pounds.

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Chemical Drainage Systems. Zurn’s chemical drainage systems include the pipe and fittings required to handle corrosive waste streams from pharmaceutical, food processing and laboratory facilities. These products are manufactured from polypropylene and PVDF (polyvinylidene fluoride) and in sizes from 1 1/2” to 4” in diameter, with special fabrications of up to 10” in diameter.

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Light Commercial. Zurn’s light commercial product line offers a complete selection of PVC (poly vinyl chloride), ABS (acrylonitrile-butadiene-styrene), brass and cast iron drainage products to wholesalers serving the light commercial and residential end user. Our light commercial offerings include many non-specification variations of our other specification drainage products described above.

PEX

Our PEX products include complete lines of pipe, fittings, valves and installation tools for both potable water and radiant heating systems. These systems are engineered in our facilities in Commerce, Texas, Elkhart, Indiana and Erie, Pennsylvania, to meet stringent NSF requirements. The pipe is produced, utilizing our patented process, in facilities in Commerce, Texas, Elkhart, Indiana and Harbor Creek, Pennsylvania, with the valves and fittings being manufactured at various Zurn and third-party facilities in North America, Asia and Europe. Management estimates that 60% of our PEX products are project specification-driven.

Our PEX products include:

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PEX Plumbing Systems. Our PEX plumbing line includes brass and polymer insert and crimp fittings, a proprietary line of crimp rings, valves and manifolds and PEX tube in sizes from  1/4” to 1 1/4” in diameter. These plumbing systems are used by residential and commercial builders in place of traditional copper piping systems.

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PEX Radiant Heating Systems. Our PEX radiant heating line includes the manifolds, control valves, fittings and PEX tube necessary to install a radiant heating system. Radiant heating systems, in which PEX tube is installed in the floor to transfer heat from circulated hot water into a building, are used in place of traditional forced air heating systems.

Water Control

Our water control products are sold under the Wilkins brand name and encompass a wide variety of valves, including backflow preventers, fire system valves, pressure reducing valves and thermostatic mixing valves. All of these product lines are engineered at our facility in Paso Robles, California and are manufactured at various Zurn and third-party facilities in North America, Asia and Europe, including our facility in Paso Robles, California. Water control products are designed to meet the stringent requirements of independent test labs, such as USC, and are sold into the commercial and industrial construction end markets as well as the fire protection, waterworks and irrigation end markets. Management estimates that 95% of our water control products are project specification-driven.

Our water control products include:

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Backflow Preventers. We offer a complete line of backflow prevention valves, which are designed to protect potable water systems from cross-connection with contaminated liquids, gases or other unsafe substances by stopping the unwanted reverse flow of water. Our backflow preventers accommodate a range of pipe sizes from  1/4” to 12” and cover a wide variety of specific applications in the plumbing, irrigation, municipal, fire protection, and industrial end-markets. All backflow preventers are highly engineered and specified to exceed rigorous industry approvals and standards.

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Fire System Valves. Zurn provides control valves for commercial fire hose and fire sprinkler systems under the Pressure-Tru and Wilkins brand names. These products are designed to regulate the pressure of water in fire prevention systems in high-rise buildings, as well as opening and closing flow in pipe sizes standard to the industry.

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Relief Valves. Wilkins relief valves are designed to lower water pressure to safe and manageable levels for commercial, residential, industrial and irrigation applications in a wide variety of pipe sizes. These valves also promote water conservation. Inlet pressures as high as 400 psi are accommodated with both direct acting and pilot operated valves.

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Thermostatic Mixing Valves. Zurn’s Aqua-Guard valves thermostatically balance the hot and cold water mix in commercial and residential hot water and hydronic heating systems. The valves provide protection against hot water scalding, help prevent the growth of bacteria in hot water systems and promote energy conservation.

Commercial Brass

Zurn’s commercial brass products include sensor operated flush valves marketed under the AQUAFLUSH®, AQUASENSE® and AQUAVANTAGE® brand names, heavy duty commercial faucets marketed under the AQUASPEC® brand name and pressure assist toilets marketed under the ECOVANTAGE® brand name. These products are commonly used in office buildings, schools, hospitals, airports, sports facilities, convention centers, shopping malls, restaurants and industrial production buildings. The line also includes the Zurn One Systems, which integrate commercial brass and fixtures into complete, easily customizable plumbing systems, and thus provide a valuable time- and cost-saving means of delivering commercial and institutional bathroom fixtures. All of these products are engineered at our facilities in Sanford, North Carolina, Falconer, New York and Erie, Pennsylvania and are manufactured at various Zurn and third-party facilities in North America, Asia and Europe. Management estimates that 95% of our commercial brass products are specification-driven.

Customers

Our PT components are either incorporated into products sold by OEMs or sold to end users through industrial distributors as aftermarket products. With over 1,900 distributor locations worldwide, our distributors provide us with one of the most extensive distribution networks in the industry. One of our industrial distributors accounted for 9.5%, 9.0% and 11.8% of net sales during the years ended March 31, 2004, 2005 and 2006, respectively.

Rather than serving as passive conduits for delivery of product, our industrial distributors participate in the overall competitive dynamic in the PT industry. Industrial distributors play a role in determining which of our PT products are stocked at their distributor centers and branch locations and, consequently, are most readily accessible to aftermarket buyers, and the price at which these products are sold.

We market our PT products both to OEMs and directly to end users to cultivate an end-user preference for our PT products. We believe this customer preference is important in differentiating our PT products from our competitors’ products and preserves our ability to influence distributors to recommend Rexnord products to OEMs and end users. In some instances, we have established a relationship with the end user such that we, the end user, and the end user’s preferred distributor enter into a trilateral agreement whereby the distributor will purchase our PT products and stock them for the end user. We believe our extensive product portfolio positions us to benefit from trends towards the rationalization of suppliers by industrial distributors.

Our PT products are moving, wearing components that are consumed in use and require regular replacement. This gives rise to an on-going aftermarket opportunity.

Zurn distributes its branded products through independent sales representatives; wholesalers such as Ferguson, Hughes, and Hajoca; home centers such as The Home Depot and Lowe’s; and industry-specific distributors in the food service, industrial, janitorial and sanitation industries. Independent sales representatives work with wholesalers to assess and meet the needs of building contractors. They also combine knowledge of Zurn’s products, installation and delivery with knowledge of the local markets to provide contractors with value added service. Zurn uses several hundred independent sales representatives nationwide, along with a network of approximately 70 third-party warehouses, to provide its customers with 24-hour service and quick response times.

In addition to Zurn’s domestic manufacturing facilities, it has maintained a global network of independent sources that manufacture high quality, lower cost component parts for its commercial and institutional products. These sources fabricate parts to Zurn’s specifications using Zurn’s proprietary designs, which enables Zurn to focus on product engineering, assembly, testing and quality control. By closely monitoring these sources and through extensive product testing, Zurn is able to maintain product quality and be a low-cost producer of commercial and institutional products.

Product Development

Throughout our history, we have demonstrated a commitment to developing technologically advanced products within the PT industry, resulting in 150 active U.S. patents and 545 foreign patents as of March 31, 2006. In addition, we thoroughly test our PT products to ensure their quality, understand their wear characteristics and improve their performance. These practices have enabled us, together with our customers, to develop reliable and functional PT solutions.

The majority of our new product development begins with discussions and feedback from our customers. We have a team of approximately 200 engineers and technical employees who are organized by product line. Each of our product lines has technical staff responsible for product development and application support. If the product engineers require additional support or specialty expertise, they can call upon additional engineers and resources from Rexnord Technical Services. Rexnord Technical Services is a group comprised of approximately 30 specialists that offers testing capability and support during the development process to all of our product lines. Our existing pipeline and continued investment in new product development are expected to drive revenue growth as we address key customer needs.

Product innovation is crucial in the commercial and institutional plumbing products markets since new products must continually be developed to meet specifications and regulatory demands. Zurn’s plumbing products are known in the industry for such innovation. For example, in fiscal 2006, Zurn introduced various “labor-saving” products especially designed to reduce installation times for plumbing contractors and several “water-conserving” bathroom accessories that utilize sensor technology. Zurn also continues to develop new PEX products to enhance the conversion of copper pipe to PEX pipe for residential water supplies as well as the conversion of forced-air heating to radiant heating.

Operations

Rexnord Business System

The goal of RBS is to deliver the highest level of customer satisfaction through the elimination of unnecessary costs or waste from every business process. This operational excellence initiative has been and will continue to be implemented at all operating levels in order to reduce lead times and improve cash flow. RBS is based on three basic tenets: People, Plan and Process, and focuses on the development of industry-leading talent, a rigorous strategic planning process and deployment of a lean process necessary to achieve the strategic plan. Implementation of RBS is focused on accelerating growth, improving quality and delivery and reducing costs. RBS encompasses a lean enterprise strategy, the goals of which include improvement of inventory management, customer delivery, plant utilization and a lower cost structure.

Suppliers and Raw Materials

The principal materials used in our manufacturing processes are commodities that are available from numerous sources. The key metal materials used in our manufacturing processes include: sheet, plate and bar steel, castings, forgings and a variety of components. The key non-metal materials used include high-performance engineered plastic. We believe there is a readily available supply of materials in sufficient quantity from a variety of sources. We have not experienced any significant shortage of our key materials and have not historically engaged in hedging transactions for commodity supplies.

We generally purchase our materials on the open market. However, in certain situations we have found it advantageous to enter into contracts for certain large commodity purchases. Although currently we are not a party to any unconditional purchase obligations, including take-or-pay contracts or through-put contracts, in the past, these contracts generally have had one- to five-year terms and have contained competitive and benchmarking clauses to ensure competitive pricing.

Zurn purchases a broad range of materials and components throughout the world in connection with its manufacturing activities. Major raw materials and components include bar steel, brass, castings, copper, forgings, high-performance engineered plastic, plate steel, resin, sheet plastic and zinc. Zurn’s policy is to maintain alternate sources of supply for its important materials and components wherever possible. Zurn has been able to successfully apply this policy, and consequently is not dependent on a single source for any raw material or component. The materials and components required for its manufacturing operations have been readily available, and we do not foresee any significant shortages.

Trademarks and Patents

We rely on a combination of patents, trademarks, copyright and trade secret protection, employee and third party non-disclosure agreements, license arrangements and domain name registrations to protect our intellectual property. No single patent, trademark, trade name or license is material to our business as a whole.

Some of our trademarks include: Rex®, Falk®, MB®, Duralon®, Thomas®, Omega®, Rex® Viva®, Addax®, Shafer® Bearing, PSI® Bearing, Cartriseal®, Planetgear™, Drive One®, SteelFlex® and A-Plus®.

Zurn has in excess of 200 U.S. and foreign patents, patent applications and registered trademarks that relate to the products it manufactures and sells. We believe that certain trademarks, including ZURN® and WILKINS®, are of material importance to Zurn’s product lines. None of the material trademarks are of limited duration, and we believe Zurn’s intellectual property is adequately protected in customary fashion under applicable law. Although protection of Zurn’s patents and related technologies is an important component of its business strategy, none of the individual patents is material to it as a whole. We do not hold the rights to the “Jacuzzi” brand name, which rights were transferred as part of the Bath sale.

Backlog

Our backlog of unshipped PT orders was $159.7 million and $307.4 million at March 31, 2005 and 2006, respectively and $386.6 million at December 30, 2006. Zurn operates with minimal backlog based upon the nature of markets and customers it serves and currently has a backlog of unshipped orders of approximately $50.0 million, which is comparable to where it historically has been.

Geographic Areas

For financial information about geographic areas, see Note 15 of the Notes to Consolidated Financial Statements.

Seasonality

We do not experience significant seasonality of demand, although sales generally are slightly higher during our fourth fiscal quarter as our customers spend against recently approved capital budgets and perform maintenance and repairs in advance of spring and summer activity. Our end markets also do not experience significant seasonality of demand.

Demand for Zurn’s products is primarily driven by new home starts, remodeling and non-residential construction activity. Accordingly, many external factors affect its business including weather and the impact of the broader economy on Zurn’s end markets. Weather is an important variable as it significantly impacts construction. Spring and summer months in the United States and Europe represent the main construction season for new housing starts and remodeling, as well as increased construction in the commercial and institutional markets. As a result, sales increase significantly in the third and fourth fiscal quarters as compared to the first two quarters of the fiscal year. The autumn and winter months generally impede construction and installation activity.

Employees

As of December 30, 2006, we had approximately 5,900 employees, of whom approximately 4,100 were employed in the United States. Approximately 10% of our North American employees are represented by labor unions. The five U.S. collective bargaining agreements to which we are a party will expire in May 2008, August 2008, February 2009, December 2009 and October 2010, respectively. Additionally, approximately 18% of our workforce is employed in Europe, where trade union membership is common. We believe we have a satisfactory relationship with our employees, including those represented by labor unions.

Zurn employed approximately 930 persons at December 30, 2006, substantially all of whom were employed in the United States. Unions represented approximately 12% of Zurn employees. Zurn’s collective bargaining agreements with two local unions in North America expire in fiscal 2010. Zurn believes that its relations with its employees and unions are satisfactory.

Properties

Our PT business maintains 29 manufacturing and four repair facilities, 22 of which are located in North America, six in Europe, one in Australia, one in South America and three in Asia. With the exception of one plant located in Downers Grove, Illinois, each of our facilities is dedicated to the manufacture of a single product line. All of our facilities listed below are suitable for their respective operations and provide sufficient capacity to meet reasonably foreseeable production requirements. A first priority security interest will be granted in certain of our owned domestic facilities in order to secure our obligations under our new senior secured credit facilities.

We own and lease our PT facilities throughout the United States and in several foreign countries. Listed below are the locations of our principal PT manufacturing and repair facilities:

Facility Location	Product	Size (square feet)	Owned Leased
North America
Auburn, AL	Coupling	130,000	Leased
Benton Harbor, MI	Industrial Bearings	30,000	Leased
Bridgeport, CT	Special Components	31,000	Owned
Clinton, TN	Industrial Bearings	180,000	Owned
Cudahy, WI	Special Components	100,000	Leased
Deer Park, TX	Gear Repair	31,000	Leased
Downers Grove, IL	Industrial Bearings and Aerospace	248,000	Owned
Grafton, WI	Flattop	95,000	Owned
Horsham, PA	Gear	80,000	Leased
Indianapolis, IN	Industrial Bearings	527,000	Owned
Lincoln, NE	Coupling	54,000	Leased
East Rockaway, NY	Special Components	20,000	Owned
East Rockaway, NY	Special Components	20,000	Leased
Milwaukee, WI	Gear	1,100,000	Owned
New Berlin, WI	Gear Repair	44,000	Leased
New Berlin, WI	Coupling	54,000	Owned
New Orleans, LA	Gear Repair	75,000	Leased
Simi Valley, CA	Aerospace	37,000	Leased
Stuarts Draft, VA	Gear	93,000	Owned
Toronto, Canada	Gear Repair	30,000	Leased
West Milwaukee, WI	Industrial Chain	370,000	Owned
Wheeling, IL	Aerospace	83,000	Owned
Europe
Betzdorf, Germany	Industrial Chain	179,000	Owned
Corregio, Italy	Flattop	79,000	Owned
Dortmund, Germany	Coupling	36,000	Owned
Gravenzande, Netherlands	Flattop	117,000	Leased
Hamelin, Germany	Gear	374,000	Leased
Raon L’etape, France	Coupling	217,000	Owned
South America
Sao Leopoldo, Brazil	Industrial Chain	77,000	Owned
Australia
Newcastle, Australia	Gear	43,000	Owned
Asia
Changzhou, China	Gear	206,000	Owned
Shanghai, China	Gear	40,000	Leased
Shanghai, China	Industrial Chain	161,000	Leased

Our Water Management facilities are principally located in the U.S. and Canada, as set forth below:

Facility Location	Use	Size (square fee)	Owned Leased
Canada
Mississauga, Ontario	Manufacturing/Warehouse	27,878	Leased
United States
Abilene, Texas	Warehouse	176,650	Owned
Bensalem, Pennsylvania	Warehouse/Office	40,000	Leased
Commerce, Texas	Manufacturing/Distribution	175,000	Owned
Dallas, Texas	Warehouse/Office	55,020	Leased
Elkhart, Indiana	Manufacturing/Distribution	110,000	Owned
Erie, Pennsylvania	Manufacturing/Office/Distribution	310,562	Leased
Falconer, New York	Manufacturing/Warehouse/Distribution	151,520	Leased
Gardena, California	Office/Warehouse/Distribution	73,987	Owned
Harborcreek, Pennsylvania	Warehouse/Office	100,000	Leased
Hayward, California	Warehouse/Office	23,640	Leased
Norcross, Georgia	Warehouse/Office	96,000	Leased
Northwood, Ohio	Warehouse	17,920	Leased
Paso Robles, California	Manufacturing/Office	158,000	Owned
Sacramento, California	Warehouse	16,000	Leased
Sanford, North Carolina	Assembly/Office	78,000	Owned

In addition, Zurn leases sales office space in Taipei, R.O.C. and Jacuzzi leases an engineering and sourcing center in Zhuhai, China. Jacuzzi also leases approximately 15,134 square feet of office space for its headquarters in West Palm Beach, Florida.

We believe our PT and Water Management properties are sufficient for our current and future needs.

Environmental Matters

Our operations and facilities are subject to extensive federal, state, local and foreign laws and regulations related to pollution and the protection of the environment, health and safety, including those governing, among other things, emissions to air, discharges to water, the generation, handling, storage, treatment and disposal of hazardous wastes and other materials, and the remediation of contaminated sites. We have incurred and expect to continue to incur significant costs to maintain or achieve compliance with these requirements. We believe that our business, operations and facilities are being operated in material compliance with applicable environmental, health and safety laws and regulations. However, the operation of manufacturing plants entails risks in these areas, and a failure by us to comply with applicable environmental laws, regulations or the permits required for our operations, could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the capital or operating costs of cleanup, regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. Moreover, if applicable environmental, health and safety laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated.

Some environmental laws and regulations, including the federal Superfund law, impose liability to investigate and remediate contamination on present and former owners and operators of facilities and sites, and on PRPs, for sites to which such parties may have sent waste for disposal. Such liability can be imposed without regard to fault and, under certain circumstances, may be joint and several resulting in one PRP being held responsible for the entire obligation. Liability may also include damages to natural resources. We are currently conducting investigations and/or cleanup of known or potential contamination at several of our current or former facilities, and have been named as a PRP at several third party Superfund sites. See “—Legal Proceedings—RBS Global” for a discussion regarding our Downers Grove, Illinois facility and the Ellsworth Industrial Park Site. The discovery of additional contamination, or the imposition of more stringent cleanup requirements, could require us to make significant expenditures in excess of current reserves and/or available indemnification. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger remediation requirements that are not applicable to operating facilities. We also may face liability for alleged personal injury or property damage due to exposure to hazardous substances used or disposed of by us, that may be contained within our current or former products, or that are present in the soil or ground water at our current or former facilities.

Zurn is investigating and/or remediating known or potential contamination at a number of present and former operating or disposal sites, including closure or post-closure obligations under RCRA, and it has been named as a PRP at a number of sites under CERCLA or comparable state statutes. The discovery of additional contamination or the imposition of more stringent cleanup requirements could require Zurn to make significant expenditures in excess of current reserves and/or available insurance coverage. Zurn also may face liability for alleged personal injury or property damage claims due to exposure to hazardous substances used or disposed of by Zurn, that may be contained within its current or former products, or that are present in the soil or ground water at its current or former facilities.

Legal Proceedings—Power Transmission

Our PT entities are involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of our business involving, among other things, product liability, commercial, employment, workers’ compensation, intellectual property claims and environmental matters. We establish reserves in a manner that is consistent with accounting principles generally accepted in the United States for costs associated with such matters when liability is probable and those costs are capable of being reasonably estimated. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, we believe the eventual outcome of these unresolved legal actions either individually, or in the aggregate, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

In connection with the Carlyle acquisition, Invensys has provided us with indemnification against certain contingent liabilities, including certain pre-closing environmental liabilities. We believe that, pursuant to such indemnity obligations, Invensys is obligated to defend and indemnify us with respect to the matters described below relating to the Ellsworth Industrial Park Site and to various asbestos claims. The indemnity obligations relating to the matters described below are not subject to any time limitations and are subject to an overall dollar cap equal to the purchase price, which is an amount in excess of $900 million. The following paragraphs summarize the most significant actions and proceedings:

•

In 2002, we were named as a PRP, together with at least ten other companies, at the Ellsworth Industrial Park Site, Downers Grove, DuPage County, Illinois (the Site), by the United States Environmental Protection Agency, or USEPA, and the Illinois Environmental Protection Agency, or IEPA. Our Downers Grove property is situated within the Ellsworth Industrial Complex. The USEPA and IEPA allege there have been one or more releases or threatened releases of chlorinated solvents and other hazardous substances, pollutants or contaminants, allegedly including but not limited to a release or threatened release on or from our property, at the Site. The relief sought by the USEPA and IEPA includes further investigation and potential remediation of the Site. In support of the USEPA and IEPA, in July 2004 the Illinois Attorney General filed a lawsuit (State of Illinois v. Precision et al.) in the Circuit Court of DuPage County, Illinois against us and the other PRP companies seeking an injunction, the provision of potable water to approximately 800 homes, further investigation of the alleged contamination, reimbursement of certain costs incurred by the state and assessment of a monetary penalty. In August 2003, several PRPs, including us, entered into an Administrative Order by Consent, or AOC, with the USEPA, IEPA and State of Illinois et al. that required the PRPs to pay $4.275 million to fund the hook-up of about 800 homes to municipal water and to undertake continuing investigation of the Site. We agreed to pay $306,500 of that fund under an interim allocation. The AOC is expected to resolve a significant portion of the State of Illinois lawsuit. Subsequently, we were notified by the USEPA that an expanded Site investigation will be required. Our allocated share of future costs related to the site, including for investigation and/or remediation, could be significant.

•

We are also a defendant in three pending lawsuits alleging property damage or personal injury stemming from contamination that allegedly, in whole or in part, originated from the Ellsworth Industrial Park Site: Jana Bendik v. Precision Brand Products et al. v. Rexnord Corporation et al. was filed in April 2004 by an individual plaintiff in the Circuit Court of Cook County, Illinois. The plaintiff seeks monetary relief for alleged personal injury. Kevin Pote, et al. v. Ames Supply Co. et al. was filed in December 2004 by an individual plaintiff in the Circuit Court of Cook County, Illinois. The complaint seeks compensatory and punitive damages recoverable under the Illinois Wrongful Death and Survival Statute and the costs of the suit. The ultimate outcome of the Ellsworth investigation and related litigation cannot presently be determined; however, we believe we have meritorious defenses to the suits. In addition, a global settlement was recently reached with the plaintiffs in Muniz et al. v. Rexnord Corporation et al., which was a class action filed in April 2004 in the United States District Court for the Northern District of Illinois. The global settlement covers past and future costs related to property damage incurred by plaintiffs as well as certain damages for injuries, but does not release defendants from any potential future claims for non-property damages. The settlement amounts originally allocated to, and paid by, each defendant are subject to further reallocation through a binding arbitration process. Pursuant to its indemnity obligation, Invensys is defending us in these matters and has paid 100% of the related costs to date. To provide additional protection, we have sued our insurance companies for a declaration of coverage as to these matters.

•

We have been named as a defendant in over 580 lawsuits (with approximately 6,750 claimants) pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain brakes and clutches previously manufactured by our Stearns division. Similarly, our Prager subsidiary has been named as a defendant in two pending multi-defendant lawsuits relating to alleged personal injuries due to the alleged presence of asbestos in a product allegedly manufactured by Prager. There are approximately 3,600 claimants in the Prager lawsuits. The ultimate outcome of these lawsuits cannot presently be determined. To date, Invensys has paid 100% of the costs related to the Prager lawsuits, and we believe that we also have insurance coverage for our legal defense costs related to such suits. Further, Invensys and FMC, the prior owner of the Stearns business, have paid 100% of the costs to date related to the Stearns lawsuits.

•

The Kimberly St. Cin, Individually and as surviving spouse of Robert St. Cin, decedent v. The Falk Corporation, et al., wrongful death claim against Falk was settled and approved by the court on October 23, 2006. Our settlement contribution was within reserves previously established by us.

In connection with the Falk acquisition, Hamilton Sundstrand has provided us with indemnification against certain contingent liabilities, including coverage for certain pre-closing environmental liabilities. We believe that, pursuant to such indemnity obligations, Hamilton Sundstrand is obligated to defend and indemnify us with respect to the asbestos claims described above, and that, with respect to these claims, such indemnity obligations are not subject to any time or dollar limitations. The following paragraph summarizes the most significant actions and proceedings for which Hamilton Sundstrand has accepted responsibility:

•

Falk is a defendant in over 140 lawsuits pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain clutches and drives previously manufactured by Falk. There are approximately 4,400 claimants in these suits. The ultimate outcome of these lawsuits cannot presently be determined. Hamilton Sundstrand is defending Falk in these lawsuits pursuant to its indemnity obligations and has paid 100% of the costs to date.

In addition to the foregoing litigation, Falk is a defendant in other lawsuits. As with the matters described above, it is not possible to predict with certainty the outcome of these unresolved legal actions. However, based upon current information we believe the eventual outcome of these unresolved legal actions will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Legal Proceedings—Water Management

Our Water Management group entities are party to legal proceedings that we believe to be either ordinary, routine litigation incidental to the business of present and former operations or immaterial to its financial condition, results of operations or cash flows.

Zurn, along with many other unrelated companies, is a co-defendant in numerous asbestos-related lawsuits pending in state or federal court in numerous jurisdictions in the United States. Plaintiffs’ claims primarily allege personal injuries allegedly caused by exposure to asbestos used primarily in industrial boilers formerly manufactured by a segment of Zurn that has been accounted for as a discontinued operation. Zurn did not manufacture asbestos or asbestos components but rather purchased them for installation in its industrial boilers.

As of December 31, 2006, the number of asbestos claims pending against Zurn was approximately 46,300 compared to 46,200 as of September 30, 2006. The pending claims against Zurn as of December 31, 2006 were included in approximately 5,000 lawsuits, in which Zurn and an average of 85 other companies are named as defendants. These claims are handled pursuant to a defense strategy funded by Zurn’s insurers. Defense costs currently do not erode the coverage amounts in the insurance policies, although some policies that may be accessed in the future may count defense costs toward aggregate limits.

We believe the reduction in pending claims is due to a steadily declining rate of claims filed annually against Zurn as well as a successful defense strategy through which significant claims have been dismissed or settled. New claims filed against Zurn have been lower year-over-year. During the three months ended December 31, 2006, approximately 1,200 new asbestos claims were filed against Zurn versus 1,900 in the three months ended December 31, 2005. In addition, during the three months ended December 31, 2006 and as of the end of such period, approximately 14,200 claims were paid and/or pending payment and approximately 5,800 claims were dismissed and/or pending dismissal. During the three months ended December 31, 2005 and as of the end of such period, approximately 13,800 claims were paid and/or pending payment and approximately 2,900 claims were dismissed and/or pending dismissal. Since Zurn received its first asbestos claim in the 1980s, Zurn has paid or dismissed or agreed to settle or dismiss approximately 147,100 asbestos claims including dismissals or agreements to dismiss of approximately 49,600 of such claims through December 31, 2006.

To assist in the estimation of Zurn’s potential asbestos liability, Zurn used an independent economic consulting firm with substantial experience in asbestos liability valuations. At September 30, 2006, that firm estimated that Zurn’s potential liability for asbestos claims pending against it and for claims estimated to be filed through 2016 is approximately $136 million without present value adjustment, of which Zurn expects to pay approximately $102 million through 2016 on such claims, with the balance of the estimated liability being paid in subsequent years. As discussed below, Zurn expects all such payments to be paid by its carriers.

Zurn’s current estimate of its asbestos liability of $136 million for claims filed through 2016 assumes that (i) its continuous vigorous defense strategy will remain effective; (ii) new asbestos claims filed annually against it will decline modestly through 2016; (iii) the values by disease will remain consistent with past experience; and (iv) its insurers will continue to pay defense costs without eroding the coverage amounts of its insurance policies. While Zurn believes there is evidence, in its claims settlements experience, for such an impact of a successful defense strategy, if the defense strategy ultimately is not successful to the extent assumed by Zurn, the severity and frequency of asbestos claims could increase substantially above Zurn’s estimates. Further, while Zurn’s current asbestos liability is based on an estimate of claims through 2016, such liability may continue beyond 2016, and such liability could be substantial.

Zurn estimates that its available insurance to cover its potential asbestos liability as of December 31, 2006 is approximately $280.2 million. Zurn believes, based on its experience in defending and dismissing such claims and the coverage available, that it has sufficient insurance to cover the pending and reasonably estimable future claims. This conclusion was reached after considering Zurn’s experience in asbestos litigation, the insurance payments made to date by Zurn’s insurance carriers, existing insurance policies, the industry ratings of the insurers and the advice of insurance coverage counsel with respect to applicable insurance coverage law relating to the terms and conditions of those policies. As of December 31, 2006 and September 30, 2006, Zurn recorded a receivable from its insurance carriers of $136.0 million, which corresponds to the amount of Zurn’s potential asbestos liability that is covered by available insurance and is probable of recovery.

However, there is no assurance that $280.2 million of insurance coverage will ultimately be available or that Zurn’s asbestos liability will not ultimately exceed this amount. Factors that could cause a decrease in the amount of available coverage include changes in law governing the policies, potential disputes with the carriers on the scope of coverage and insolvencies of one or more of Zurn’s carriers.

Principally as a result of the past insolvency of certain of Zurn’s insurance carriers, coverage analysis reveals that certain gaps exist in Zurn’s insurance coverage, but only if and after Zurn uses approximately $210.2 million of its remaining approximate $280.2 million of insurance coverage. As noted above, the estimate of Zurn’s potential liability for asbestos claims pending against it and for claims estimated to be filed through 2016 is $136 million, with the expected amount to be paid through 2016 being $102 million. In order to use approximately $255.2 million of the $280.2 million of its insurance coverage from solvent carriers, Zurn estimates that it would need to satisfy approximately $14 million of asbestos claims, with additional gaps of $80 million layered within the final $25 million of the $280.2 million of coverage. We will pursue, if necessary, any available recoveries on Zurn’s approximately $148 million of coverage with insolvent carriers, which includes approximately $83 million of coverage attributable to the gaps discussed above. These estimates are subject to the factors noted above.

After review of the foregoing with Zurn and its consultants, we believe that the resolution of Zurn’s pending and reasonably estimable asbestos claims will not have a material adverse effect on Zurn’s financial condition, results of operations or cash flows.

Recent Events

On December 6, 2006, we experienced an explosion at our Canal Street Facility, in which three employees lost their lives and approximately 45 employees were injured. The Canal Street Facility is comprised of over 1.1 million square feet among several buildings, and had approximately 750 employees prior to the accident. Preliminary reports indicate the accident resulted from a leak in an underground pipe related to a backup propane gas system that was being tested. The explosion destroyed approximately 80,000 square feet of warehouse, storage and non-production buildings, and damaged portions of other production areas. The core production capabilities were substantially unaffected by the accident.

The Canal Street Facility is our primary manufacturing facility for gear products, and also manufactures portions of the components for our coupling products. However, we have gear manufacturing and repair operations in nine other locations and we manufacture couplings in three other locations. Our ability to produce other products is not affected by the incident.

To date we have not experienced any material loss of customers or orders as a result of the accident. We do not believe that there will be any long-term negative implications to our gear product line as a result of the accident, and we have resumed shipments and production at the Canal Street Facility. As of the date of this prospectus all employees have been recalled and are working at the facility in their roles prior to the accident and/or assisting in the restoration process. Shipments and production at the Canal Street Facility continue to increase, and our current preliminarily estimate is that we will be able to reach pre-accident shipment levels during the first half of fiscal 2008.

We have substantial property, casualty, liability, workers’ compensation and business interruption insurance and believe that the limits of our coverage will be in excess of the losses incurred. Our property, casualty and business interruption liability insurance provides coverage of up to $2.0 billion per incident. The aggregate amount of deductibles under all insurance coverage is $1.0 million. We are working with our insurance carriers to evaluate losses and coverage and to determine how to proceed with reconstruction and recovery.

The accident created a business interruption that we estimate adversely impacted sales in the third quarter of fiscal 2007 by approximately $15.0 million to $20.0 million. We are actively working with our insurance carriers to determine the amounts and timing of the insurance proceeds recoverable under our business interruption coverage.

We recorded impairments to fixed assets and inventory in the third quarter of fiscal 2007, as well as expenses related to cleanup and restoration activities, insurance deductibles, professional fees and additional outsourcing costs incurred to meet customer commitments. The total amount of the charges and impairments was approximately $19.9 million during the third fiscal quarter. We currently expect to recover a substantial majority of these charges and impairments under our insurance coverage, although the timing of these recoveries is not currently predictable with certainty.

We have not experienced, and we do not expect to experience, any material adverse impact to our liquidity, cash or leverage profile as a result of the accident. We also do not expect this incident to have a material effect on, or result in a default under, our senior secured credit facilities, our senior notes or our senior subordinated notes.

The facility reconstruction and insurance claim process will likely extend into our next fiscal year (which begins on April 1, 2007) and possibly beyond. We continue to evaluate the time frame in which the Canal Street Facility may return to pre-accident production levels, the timing of receipt of insurance recoveries and the overall impact to our business and financial results. See “Risk Factors—Risks Related to Our Business—We are not yet able to determine the full effect of the accident at our Canal Street Facility” on our financial condition or operations.

Rexnord Holdings, Inc.

On March 2, 2007, Rexnord Holdings, Inc., our indirect parent (“Holdings”), entered into an unsecured credit facility that it intends to use to fund a dividend to its equity holders. The total availability under the credit facility is $460.0 million. Neither Chase Acquisition I, Inc., RBS Global nor any of its subsidiaries is a party to the Holdings credit facility.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and members of our boards of directors.

Name	Age	Position(s)
George M. Sherman	64	Chairman of the Board of RBS Global and Rexnord LLC
Robert A. Hitt	49	President, Chief Executive Officer and Director of RBS Global and Rexnord LLC
George C. Moore	51	Executive Vice President of Finance and Chief Financial Officer of RBS Global and Rexnord LLC and Director of Rexnord LLC
Alex P. Marini	60	President, Water Management Group
Laurence M. Berg	40	Director, RBS Global
Peter P. Copses	48	Director, RBS Global
Damian Giangiacomo	30	Director, RBS Global
Praveen R. Jeyarajah	39	Director, RBS Global
Steven Martinez	36	Director, RBS Global

George M. Sherman has been Chairman of our board of directors since 2002. Mr. Sherman also served as the Chairman of Campbell Soup from August 2001 to November 2004. Prior to his appointment with Campbell Soup, Mr. Sherman was the Chief Executive Officer at Danaher Corporation, a manufacturer of process/environmental controls and tools and components, from 1990 to May 2001. Prior to joining Danaher, he was Executive Vice President at Black and Decker Corporation.

Robert A. Hitt became our President and Chief Executive Officer in April 2001 and was elected as one of our directors in connection with the Carlyle acquisition in 2002. Prior to the Carlyle acquisition, Mr. Hitt had been the Chief Operating Officer of Invensys Industrial Components and Systems Division since April 2002, Division Chief Executive of Invensys Automation Systems Division from April 2001 to March 2002 and Division Chief Executive of Invensys Industrial Drive Systems Division from October 2000 to March 2001. Mr. Hitt joined Siebe/Invensys in 1994, where he held various positions, including President of Climate Controls, from June 1997 to October 2000, and prior to June 1997, General Manager of Appliance Controls.

George C. Moore became our Executive Vice President of Finance and Chief Financial Officer in September 2006. Prior to joining the Company Mr. Moore had been the Executive Vice President and Chief Financial Officer of Maytag, a manufacturer of major appliances and household products, since 2003. Prior to that Mr. Moore served as Group Vice President of Finance at Danaher Corporation, where he was employed since 1993.

Alex P. Marini became President of our Water Management Group upon consummation of the Zurn acquisition. Previously, Mr. Marini was the President and Chief Executive Officer of Jacuzzi since August 2006, the President and Chief Operating Officer of Jacuzzi from August 2005 to August 2006 and the President of Zurn from 1996 to August 2006. He joined Zurn in 1969 and held a variety of financial positions, including Vice President and Group Controller. He was promoted to Vice President of Sales, Marketing and Administration in 1984, and in 1987 was named President of Wilkins, a Zurn division, a position he held until becoming President of Zurn.

Laurence M. Berg became a member of our board of directors in July 2006 upon consummation of the Apollo acquisition. Mr. Berg is a Senior Partner of Apollo Management, L.P. and its investment affiliates, where he has worked since 1992. Prior to joining Apollo, Mr. Berg was a member of the Mergers and Acquisition

Group at Drexel Burnham Lambert. Mr. Berg is also a director of Rent-A-Center, Inc., a nationwide operator of rent-to-own consumer goods, General Nutrition Centers, Inc., a specialty retailer of nutritional supplements (“GNC”), Goodman Global Inc., a manufacturer and distributor of HVAC and related products, and Educate, Inc., a national provider of tutoring and other supplemental education services.

Peter P. Copses became a member of our board of directors in July 2006 upon the consummation of the Apollo acquisition. Mr. Copses became a founding senior partner at Apollo Management, L.P., in 1990. Mr. Copses is also a director of Linens N’ Things, Rent-A-Center, Inc. and GNC.

Damian J. Giangiacomo became a member of our board of directors in October 2006. Mr. Giangiacomo is a principal at Apollo Management, L.P., where he has been employed since July 2000. Prior to joining Apollo, Mr. Giangiacomo was an investment banker at Morgan Stanley & Co. Mr. Giangiacomo is also a director of Linens N’ Things.

Praveen R. Jeyarajah was first elected as one of our directors in connection with the Carlyle Acquisition in 2002 and served in that capacity until the Apollo acquisition. Mr. Jeyarajah was reappointed as a director in October 2006. Mr. Jeyarajah is a Managing Director at Cypress Group, LLC. Prior to joining Cypress Group, he was a Managing Director of Carlyle from 2001 to 2006. Prior to joining Carlyle, Mr. Jeyarajah was with Saratoga Partners from 1996 to 2000. Prior to that, Mr. Jeyarajah worked at Dillon, Read & Co., Inc.

Steven Martinez became a member of our board of directors in July 2006 upon the consummation of the Apollo acquisition. Mr. Martinez is a Partner at Apollo Management, L.P. Prior to joining Apollo in 2000, he worked for Goldman Sachs & Co. and Bain and Company. Mr. Martinez also serves as a director of Goodman Global Holdings, Inc. and Allied Waste Industries, Inc.

Board Structure

RBS Global’s board of directors has an audit committee and a compensation committee. However, through Apollo’s control of a majority of the common stock of Rexnord Holdings, it has the power to control Rexnord Holdings’ and our affairs and policies, including the election of Rexnord Holdings’ and our directors and the appointment of Rexnord Holdings’ and our management.

Audit Committee. The duties and responsibilities of the audit committee include recommending the appointment or termination of the engagement of independent accountants, otherwise overseeing the independent auditor relationship and reviewing significant accounting policies and controls. The members of the Audit Committee are Messrs. Martinez (Chair), Giangiacomo and Jeyarajah.

Compensation Committee. The duties and responsibilities of the compensation committee will include reviewing and approving the compensation of officers and directors, except that the compensation of officers serving on any such committee will be determined by the full board of directors. The members of the Compensation Committee are Messrs. Berg (Chair), Giangiacomo, Jeyarajah and Martinez.

Code of Ethics

We have adopted a written code of ethics, referred to as the Rexnord Code of Business Conduct and Ethics, applicable to all directors, officers and employees, which includes provisions relating to accounting and financial matters applicable to the principal executive officer, principal financial officer and principal accounting officer and controller. The Rexnord Code of Business Conduct and Ethics is available on our corporate website at www.rexnord.com. If we make any substantive amendments to, or grant any waivers from, the code of ethics for any director or officer, we will disclose the nature of such amendment or waiver on our corporate website or in a Current Report on Form 8-K.

Executive Compensation

The following table sets forth the cash and non-cash compensation paid to or incurred on our behalf for our Chief Executive Officer and the other two executive officers (collectively with our Chief Executive Officer, the “named executive officers”) that earned more than $100,000 during fiscal 2006.

Summary Compensation Table

Long Term Compensation Awards
		Annual Compensation		Securities Underlying Options(#)	All Other Compensation(1)
Name and Principal Position	Year	Salary	Bonus
Robert A. Hitt, President and Chief Executive Officer	2006 2005 2004	$555,000 530,000 500,004	$184,316 — 28,878	— — —	$84,448 128,719 3,952

Thomas J. Jansen, Chief Financial Officer(2)	2006 2005 2004	318,263 310,500 300,000	118,654 — 13,476	— — —	65,865 75,595 9,640

Michael N. Andrzejewski, Vice President of Business Development and Secretary(2)	2006 2005 2004	216,424 210,120 204,000	58,775 — 8,984	— — —	42,439 58,217 8,827

(1)	All three fiscal years shown consist of matching contributions under our 401(k) plan, contributions under our Exec-U-Care—1st Dollar Medical Plan and Company car leases. Fiscal 2006 amounts also include supplemental executive retirement plan earnings of $69,998 for Robert A. Hitt, $38,854 for Thomas J. Jansen and $23,996 for Michael N. Andrzejewski. Fiscal 2005 amounts include supplemental executive retirement plan earnings of $116,061 for Robert A. Hitt, $62,020 for Thomas J. Jansen and $41,329 for Michael N. Andrzejewski.
(2)	Mr. Jansen and Mr. Andrzejewski have each retired from the Company.

Stock Options

There were no options granted to or exercised by the named executive officers during fiscal 2006. The following table sets forth information concerning unexercised stock options as of March 31, 2006. All of these options were either converted into the right to purchase shares of Rexnord Holdings’ common stock as part of the Apollo acquisition or were converted into the right to receive the cash consideration provided for in the merger agreement, and as such, none of the options listed below are currently outstanding.

Aggregated Option/SAR Exercises In Last Fiscal Year And

Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options/SARs at FY-End(#)		Value of Unexercised In-the-Money Options/SARs at FY-End($)(2)
			Exercisable(1)	Unexercisable	Exercisable	Unexercisable
Robert A. Hitt	—	—	38,198	39,954	—	—
Thomas J. Jansen(3)	—	—	19,099	19,977	—	—
Michael N. Andrzejewski(3)			7,162	7,492

(1)	Consisted of options for shares which were exercisable as of March 31, 2006.
(2)	The value of the options at fiscal year end is not presented as it is not readily determinable in the context of RBS Global’s common stock having been privately held.
(3)	Both individuals have retired from the Company.

Information concerning the current stock option holdings of our current executive officers is as follows. All such options represent options to purchase shares of common stock of Rexnord Holdings.

Options Holdings After The Apollo Acquisition

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options/SARs at FY-End(#)				Value of Unexercised In-the-Money Options/SARs at FY-End($)(2)
			Exercisable(1)		Unexercisable		Exercisable	Unexercisable
Robert A. Hitt	—	—	115,791	(3)	230,706	(4)	—	—
George C. Moore	—	—	—		34,606	(5)	—	—

(1)	Consists of options exercisable as of December 31, 2006.
(2)	The value of the options at fiscal year end is not presented as it is not readily determinable in the context of Rexnord Holdings’ common stock being privately held.
(3)	Consists of roll-over options issued in connection with the Apollo acquisition. Such options have an exercise price of $7.13 per share.
(4)	Consists of options granted under the Rexnord Holdings, Inc. 2006 Stock Option Plan with an exercise price of $47.50 per share.
(5)	Consists of options granted under the Rexnord Holdings, Inc. 2006 Stock Option Plan with an exercise price of $47.50 per share.

Pension Plan

Each named executive officer participates in the Rexnord Non-Union Pension Plan. The following table shows the estimated annual pension benefits under this plan for the specified compensation and years of service.

	YEARS OF SERVICE
	10	15	20	25	30+
Remuneration
$125,000	15,742	23,613	31,484	39,355	47,226
$150,000	19,242	28,863	38,484	48,105	57,726
$175,000	22,742	34,113	45,484	56,855	68,226
$200,000	26,242	39,363	52,484	65,605	78,726

Benefit payments under this plan are generally based on final average annual compensation—including overtime pay, incentive compensation and certain other forms of compensation reportable as wages taxable for federal income tax purposes, but excluding severance payments, amounts attributable to our equity plans and any taxable fringe benefits—for the five years within the final ten years of employment prior to termination that produce the highest average. The plan’s benefits formula also integrates benefit formulas from prior plans of our former parent in which certain participants may have been entitled to participate. Benefits are generally payable as a life annuity for unmarried participants and on a 50% joint and survivor basis for married participants. The full retirement benefit is payable to participants who retire on or after age 65, and a reduced early retirement benefit is available to participants who retire on or after age 55 with 10 years of service. No offsets are made for the value of any social security benefits earned. During the year ended March 31, 2004 the Company made significant modifications to the plan by freezing credited service as of March 31, 2004.

Frozen Credited Years of Service under Rexnord Non-Union Pension Plan for Named Executive Officers:

Robert A. Hitt	9
Thomas J. Jansen	8
Michael N. Andrzejewski	8

Stock Option Plan

Immediately prior to the consummation of the Apollo acquisition, all then-outstanding options to purchase shares of the common stock of RBS Global under the Stock Option Plan of RBS Global, Inc. became vested (either pursuant to the terms of the option plan and/or the applicable option agreement and/or, as provided in the merger agreement, by action of our board of directors). Upon consummation of the Apollo acquisition, such vested options were either converted into the right to receive the applicable portion of the merger consideration as calculated pursuant to the merger agreement, or assumed by Rexnord Holdings and converted into options to acquire the common stock of Rexnord Holdings pursuant to the Rexnord Holdings, Inc. 2006 Stock Option Plan, referred to as the 2006 option plan. The RBS Global stock option plan was terminated also at that time.

The 2006 option plan provides for the grant of options to purchase shares of Rexnord Holdings’ common stock, which we call awards. Persons eligible to receive “awards” (or “an award”) under the 2006 option plan include employees, non-employee directors and consultants of Rexnord Holdings or any of its subsidiaries.

As of December 31, 2006, options to purchase a total of 1,458,758 shares were outstanding under the 2006 option plan. All of the options granted have an exercise price of $47.50, the deemed fair value of the Company’s stock on the date of grant, and the term of each option is ten years. Approximately 50% of the options granted vest ratably over five years from the date of grant; the remaining fifty percent of the options are eligible to vest based on Rexnord Holdings’ achievement of EBITDA targets and debt repayment targets for fiscal years 2007 through 2011.

Shares Reserved for Issuance Under the 2006 Option Plan. Rexnord Holdings has reserved 2,000,000 shares of common stock for issuance under the 2006 option plan. The shares subject to the 2006 option plan, the limitations on the number of shares that may be awarded under the option plan, and shares and option prices subject to awards outstanding under the 2006 option plan may be adjusted as the plan administrator deems appropriate to reflect stock dividends, stock splits, combinations or exchanges of shares, mergers, consolidations, spin-offs, recapitalizations or other distributions of Rexnord Holdings’ assets.

Shares subject to awards that have expired, been forfeited or otherwise terminated without having been exercised may be used for new awards. Shares issued upon the exercise of options under the option plan may be previously authorized but unissued shares or may be reacquired shares.

Administration. Generally, Rexnord Holdings’ compensation committee will administer the 2006 option plan. However, only Rexnord Holdings’ board will have the authority to grant options to non-employee directors. The committee or the full board, as appropriate, will have the authority to:

•	select the individuals who will receive awards;

•	determine the type or types of awards to be granted;

•	determine the number of awards to be granted and the number of shares to which the award relates;

•	determine the terms and conditions of any award, including the exercise price and vesting;

•	determine the terms of settlement of any award;

•	prescribe the form of award agreement;

•	establish, adopt or revise rules for administration of the 2006 option plan;

•	interpret the terms of the 2006 option plan and any matters arising under the 2006 option plan; and

•	make all other decisions and determinations as may be necessary to administer the 2006 option plan.

The compensation committee may delegate its authority, subject to certain exceptions, to Rexnord Holdings’ Chief Executive Officer to grant awards with respect to participants other than non-employee directors.

The compensation committee, with the approval of the board, may also amend the 2006 option plan. However, stockholder approval will be specifically required to effectuate any increase in the number of shares available for issuance under the 2006 option plan or any extension of the term in which options may be granted under the 2006 option plan.

Eligibility. Awards under the 2006 option plan may be granted to individuals who are Rexnord Holdings’ employees, non-employee directors or consultants, or who are employees, non-employee directors or consultants of Rexnord Holdings’ subsidiaries. However, options which are intended to qualify as incentive stock options may be granted only to employees.

Awards. Options may take two forms, nonqualified stock options, or NSOs, and incentive stock options, or ISOs.

NSOs may be granted for any term specified by the compensation committee, but shall not exceed ten years. NSOs may be granted at such price as the compensation committee may determine but not less than the fair market value of Rexnord Holdings’ common stock on the date of grant.

ISOs will be designed to comply with the provisions of the Internal Revenue Code, or the Code, and will be subject to certain restrictions contained in Section 422 of the Code, in order to qualify as ISOs. Among such restrictions, ISOs must:

•

have an exercise price not less than the fair market value of Rexnord Holdings’ common stock on the date of grant, or if granted to certain individuals who own or are deemed to own at least 10% of the total combined voting power of all of Rexnord Holdings’ classes of stock (10% stockholders), then such exercise price may not be less than 110% of the fair market value of Rexnord Holdings’ common stock on the date of grant;

•	be granted only to Rexnord Holdings’ employees and employees of Rexnord Holdings’ subsidiary corporations;

•	expire within a specified time following the option holder’s termination of employment;

•	be exercised within ten years after the date of grant, or with respect to 10% stockholders, no more than five years after the date of grant; and

•

not be exercisable for the first time in any calendar year with respect to stock granted under any of Rexnord Holdings’ or our stock option plans with an aggregate fair market value (determined at the grant date) in excess of $100,000 (calculated by multiplying the number of shares first exercisable by the applicable exercise price).

No ISO may be granted under the 2006 option plan after ten years from the date the 2006 option plan was approved by Rexnord Holdings’ stockholders, which was July 21, 2006.

Payment for Shares Upon Exercise of Awards. The option exercise price may be paid in cash, by check or, unless Holdings’ board determines otherwise, in shares of Rexnord Holdings’ common stock.

Transfer Restrictions. Each person receiving shares in connection with the exercise of a stock option under the 2006 option plan must enter into a joinder agreement by which such person becomes a party to a Stockholders’ Agreement between Rexnord Holdings and certain persons who hold Rexnord Holdings’ common stock. The Stockholders’ Agreement provides for certain transfer restrictions on shares of Rexnord Holdings’ common stock covered thereby.

In addition, the compensation committee (or the board, in the case of options granted to non-employee directors), in its sole discretion, may impose further restrictions on the transferability of the shares of common stock purchasable upon the exercise of an option as it deems appropriate. Any such restriction shall be set forth in the respective stock option agreement. The compensation committee may require the employee to give Rexnord Holdings prompt notice of any disposition of shares of common stock, acquired by exercise of an ISO, within two years from the date of granting such option or one year after the transfer of such shares of common stock to such employee.

Adjustments Upon Certain Events. The number and kind of securities subject to an award and the exercise price or base price may be adjusted in the discretion of the committee (the full board for awards to non-employee directors) to reflect any stock dividends, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, Liquidating Event (as defined) or other distribution (other than normal cash dividends) of Rexnord Holdings’ assets to stockholders, or other similar changes affecting the shares. In addition, upon such events the committee may provide (i) for the termination of any awards in exchange for cash equal to the amount the holders would otherwise be entitled if they had exercised the awards, (ii) for the full vesting, exercisability or payment of any award, (iii) for the assumption of such award by any successor, (iv) for the replacement of such award with other rights or property, (v) for the adjustment of any combination of the number, type of shares, and the terms and conditions of the awards which may be granted in the future or (vi) that awards cannot vest, be exercised or become payable after such event. However, with respect to ISOs, no adjustment may be made that would cause the options to comply with Section 422(b)(1) of the Code.

Awards Not Transferable. Generally, the awards may not be pledged, assigned, or otherwise transferred other than by will or by laws of descent and distribution.

Miscellaneous. The 2006 option plan will expire and no further awards may be granted after the tenth anniversary of its approval by Rexnord Holdings’ stockholders or, if later, the approval by Rexnord Holdings’ board of directors.

Executive Bonus Plan

In connection with the Carlyle acquisition, we adopted our Executive Bonus Plan to provide our management with an incentive to achieve key business objectives. The plan allows our key officers and directors to achieve performance-based compensation in addition to their annual base salary. Currently, only Mr. Hitt participates in the plan. Under the plan, each participating officer or director is eligible to receive a performance bonus for each bonus period based on a stated percentage of the officer’s or director’s base pay if our financial performance is equal to or greater than 90% of certain stated financial targets, as described in the plan. Eighty percent of the performance-based compensation is paid in accordance with the percentage of EBITDA and debt repayment targets, as each is defined under the plan, achieved and 20% of the performance-based compensation is paid in accordance with the achievement of personal performance targets. Solely at our discretion, additional performance-based compensation may be paid to executives.

Generally, target awards under the plan vary from 35% to 60% of the officer’s base salary depending upon level of seniority and overall performance of the individual. With limited exceptions, an employee who leaves the Company prior to the end of a bonus period will not be eligible for a bonus payment.

Supplemental Executive Retirement Plan (SERP)

Mr. Hitt is the only active participant in the Rexnord Supplemental Executive Retirement Plan (SERP) established October 1, 2004 and providing participation retroactive to December 1, 2002. The Plan provides an account credited annually as of each December 31 with the designated percentage of the participants’ compensation as follows:

Robert A. Hitt	8.48%
Thomas J. Jansen	7.97%
Michael N. Andrzejewski	7.75%

Account balances are credited at an annual interest rate of 6.75%. Commencement of benefits cannot begin prior to termination of employment. A “rabbi-trust” has been established as a funding mechanism.

Employment Agreement

In connection with the Apollo acquisition we entered into an employment agreement with Mr. Robert Hitt. The agreement provided for a five-year term, subject to automatic extension for successive one-year periods thereafter unless either party delivers notice within specified notice periods. Mr. Hitt’s initial annual salary, which may be increased by our board of directors, is $575,000, and he is eligible to receive a discretionary bonus under the terms of our Executive Bonus Plan. In addition, Mr. Hitt received the options to purchase 230,706 shares of common stock of Rexnord Holdings’ at an exercise price of $47.50 per share.

The employment agreement provides that upon termination of employment, Mr. Hitt will be entitled to receive the sum of his unpaid annual base salary through the date of termination, any unpaid travel expenses, any unpaid accrued vacation, and any amount arising from his participation in, or benefits under, any of our employee benefits plans, programs or arrangements. Upon termination of employment either by us without cause or by Mr. Hitt for good reason, he will be entitled to an amount equal to his stated annual base salary for a period of eighteen months and, during such severance period, continued coverage under all of our group health benefit plans in which he and any of the his dependents were entitled to participate immediately prior to termination. Mr. Hitt is prohibited from competing with us during the term of his employment and for a period of twenty four months following termination of his employment. The employment agreement also provides for certain severance amounts in the event of a change in control, as defined in the agreement.

Consulting Agreement

In connection with the Apollo acquisition we also entered into a consulting agreement with Mr. George Sherman. The agreement will continue until Mr. Sherman’s death or until either party delivers 15 days prior written notice. Under the agreement, Mr. Sherman is entitled to receive a stated annual consulting fee of $250,000, and also received non-qualified stock options. Mr. Sherman also is entitled to reimbursement for all reasonable travel and other expenses incurred in connection with our business. Upon termination of the agreement, we must pay Mr. Sherman a pro rata portion of his consulting fee earned but not previously paid.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

RBS Global and Rexnord LLC are 100% owned (indirectly through Chase Acquisition) by Rexnord Holdings. The following table sets forth information regarding the beneficial ownership of Holding’s common stock, as of December 31, 2006, and shows the number of shares and percentage owned by each person known to beneficially own more than 5% of the common stock of Rexnord Holdings, each of our named executive officers currently with the Company; each member of the Board of Directors of RBS Global and Rexnord LLC; and all of our executive officers and members of our Boards of Directors as a group.

Name of Beneficial Owner	Shares		Ownership Percentage
Apollo(1)	9,222,014		97.5%
George M. Sherman(2)	421,053		4.4%
Laurence M. Berg	—		*
Peter P. Copses	—		*
Damian J. Giangiacomo	—		*
Praveen R. Jeyarajah	12,631		*
Steven Martinez	—		*
Robert A. Hitt(3)	115,791		1.2%
Thomas J. Jansen	—		—
Michael N. Andrzejewski	—		—
George C. Moore	21,052		*

Directors and Named Executive Officers as a Group	570,527	(4)	5.8%

*	Indicates less than one percent.
(1)

Each of the persons affiliated with Apollo who is also a partner or senior partner of Apollo may be deemed a beneficial owner of the shares owned by Apollo due to his or her status as an affiliate of Apollo. Each such person disclaims beneficial ownership of any such shares in which he or she does not have a pecuniary interest. The address of each such person and Apollo is c/o Apollo Management, L.P., 9 West 57th Street, New York, NY 10019.

(2)	Includes options to purchase 221,012 shares held by Cypress Group LLC, over which Mr. Sherman has sole voting and dispositive power.
(3)	Includes options to purchase 115,791 shares held by Mr. Hitt.
(4)	Includes options to purchase 336,803 shares.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as otherwise indicated in the footnotes above, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We and Jupiter, from whom we acquired Zurn, are under the common control of Apollo. The purchase price that we paid for Zurn was determined by arm’s-length negotiations between us and representatives of Jupiter.

We paid Apollo a fee of $20 million for services rendered in connection with the Apollo acquisition and have reimbursed Apollo for certain expenses incurred in rendering those services. In addition, Apollo has entered into a management agreement with us relating to the provision of certain financial and strategic advisory services and consulting services. Under the terms of the indenture and the indentures governing our other notes, we are permitted to pay to Apollo an annual monitoring fee of up to the greater of $2.5 million or 1.5% of our EBITDA. At the time of the closing of the Apollo acquisition, Apollo elected to receive a $2.0 million annual monitoring fee. We have agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for losses relating to the services contemplated by the transaction fee and management agreements and the engagement of affiliates of Apollo pursuant to, and the performance by them of the services contemplated by, these agreements.

In connection with the Apollo acquisition, Rexnord Holdings, Apollo and certain other stockholders of Rexnord Holdings entered into stockholders’ agreements. The stockholders’ agreements provide for, among other things, restrictions on the transferability of each such person’s equity ownership in Rexnord Holdings, tag-along rights, drag-along rights, piggyback registration rights, repurchase rights by Rexnord Holdings in certain circumstances and certain restrictions on each management stockholder’s ability to compete with or solicit our employees or customers.

We make cash payments to Chase Acquisition to enable it to pay any (i) Federal, state or local income taxes to the extent that such income taxes are directly attributable to our and our subsidiaries’ income, (ii) franchise taxes and other fees required to maintain Chase Acquisition’s legal existence and (iii) corporate overhead expenses incurred in the ordinary course of business and salaries or other compensation of employees who perform services for both Chase Acquisition and us.

In connection with the Apollo Acquisition, we entered into a management consulting agreement with Mr. Sherman, Cypress Group, LLC (“Cypress”) and Cypress Industrial Holdings, LLC (“Cypress Industrial” and collectively with Mr. Sherman and Cypress, “Consultant”). Pursuant to the agreement, Consultant provides certain consulting services to us, Mr. Sherman serves as the non-executive Chairman of the Board of Rexnord and Rexnord Holdings, and Consultant receives an annual consulting fee of $250,000, non-qualified stock options and reimbursement for reasonable out-of-pocket expenses.

We paid $1.5 million during fiscal 2006 in consulting fees to an entity controlled by certain of our existing minority stockholders and expect to pay a similar amount to this entity in fiscal 2007.

DESCRIPTION OF OTHER INDEBTEDNESS

We summarize below the principal terms of the agreements that govern certain of our existing indebtedness. This summary is not a complete description of all of the terms of the agreements, and does not include a detailed description of the additional indebtedness we incurred in connection with the Zurn acquisition.

Senior Secured Credit Facilities

Our senior secured credit facilities are provided by a syndicate of banks and other financial institutions and provide financing of up to $960.0 million, consisting of:

•	a $810.0 million term loan facility with a maturity date of July 19, 2013, all of which has been drawn; and

•

a $150.0 million revolving credit facility with a maturity date of July 20, 2012 and borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans, none of which was outstanding at December 30, 2006 (excluding $22.2 million in outstanding letters of credit).

Interest Rate and Fees. The borrowings under our senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate determined by reference to the prime rate published by Bloomberg Professional Service Page Prime, and (2) the federal funds rate plus  1/2 of 1% or (b) a eurocurrency rate determined by reference to the costs of funds for eurocurrency deposits for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margin for such borrowings may be reduced subject to our attaining certain senior secured leverage ratios.

In addition to paying interest on outstanding principal under our senior secured credit facilities, we are required to pay a commitment fee to the lenders under our revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum (subject to reduction upon attainment of certain senior secured leverage ratios). We also pay customary letter of credit and agency fees.

Prepayments. Our senior secured credit facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

•

beginning with fiscal 2008, 50% (which percentage may be reduced to certain levels upon the achievement of certain senior secured leverage ratios) of excess cash flow (as defined in the credit agreement);

•

100% (which percentage may be reduced to zero upon the achievement of certain senior secured leverage ratios) of the net cash proceeds of any incurrence of debt other than excluded debt issuances (as defined in the credit agreement); and

•

100% (which percentage may be reduced to zero upon the achievement of certain senior secured leverage ratios) of the net cash proceeds of most non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest or commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 15 months (and, if so committed, in the event that such contract has been terminated), subject to certain limitations.

We may voluntarily repay outstanding loans under our senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to eurocurrency loans.

Amortization. Our existing term loan amortizes each year in an amount equal to 1% per annum in equal quarterly installments for the first six years and nine months, with the remaining amount payable on July 19, 2013.

Principal amounts outstanding under the existing revolving credit facility will be due and payable in full at maturity, on July 20, 2012.

Guarantee and Security. All obligations under our senior secured credit facilities are unconditionally guaranteed by Chase Acquisition (prior to an initial public offering of Chase Acquisition’s common stock) and, subject to certain exceptions, each of our existing and future direct and indirect domestic subsidiaries, which we refer to collectively as “U.S. Guarantors.”

All obligations under our senior secured credit facilities, and the guarantees of those obligations (as well as any interest-hedging or other swap agreements) are secured by substantially all of our assets as well as those of Chase Acquisition and each U.S. Guarantor, including, but not limited to, the following and subject to certain exceptions:

•

a pledge of all of our equity interests by Chase Acquisition, a pledge of 100% of the equity interests of all U.S. Guarantors and a pledge of 65% of the voting equity interests of certain of our foreign subsidiaries; and

•	a first priority security interest in substantially all of our tangible and intangible assets as well as those of Chase Acquisition, us and each U.S. Guarantor.

Certain Covenants and Events of Default. Our senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to:

•	sell assets;

•	incur additional indebtedness;

•	repay other indebtedness (including the notes);

•	pay dividends and distributions or repurchase our capital stock;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale-and-leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing our indebtedness, including the notes;

•	make capital expenditures;

•	enter into hedging agreements;

•	amend our organizational documents;

•	change the business conducted by us and our subsidiaries; and

•	enter into agreements that restrict dividends from subsidiaries.

In addition, our revolving credit facility requires us to maintain a maximum consolidated senior secured leverage ratio.

Our senior secured credit facilities contain certain customary affirmative covenants and events of default.

Senior Notes Due 2014

On July 21, 2006, we and Rexnord LLC, as joint obligors, issued $485.0 million in aggregate principal amount of the initial 2014 notes, and on February 7, 2007 we and Rexnord LLC issued the additional 2014 notes in aggregate principal amount of $310.0 million. The 2014 notes are our unsecured, senior obligations and are guaranteed on an unsecured, senior basis by each of the subsidiaries of Rexnord LLC that guarantees our senior secured credit facilities, the notes and our senior subordinated notes. The 2014 notes will mature on August 1, 2014.

The 2014 notes bear interest at a rate of 9 1/2% per annum, payable on each February 1 and August 1, commencing February 1, 2007. Upon the occurrence of a change of control, we will be required to offer to repurchase all of the 2014 notes at 101% of the principal amount thereto.

On or after August 1, 2011, we may redeem the 2014 notes at our option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period commencing on August 1 of the years set forth below:

Period	Redemption Price
2010	104.750%
2011	102.375%
2012 and thereafter	100.000%

In addition, prior to August 1, 2010, we may redeem the 2014 notes at our option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the 2014 notes redeemed plus a “make whole” premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date.

Notwithstanding the foregoing, at any time and from time to time on or prior to August 1, 2009, we may redeem in the aggregate up to 35% of the original aggregate principal amount of the initial and additional 2014 notes with the net cash proceeds of one or more equity offerings (1) by RBS Global or (2) by any direct or indirect parent of RBS Global, at a redemption price (expressed as a percentage of principal amount thereof) of 109.500%, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

The 2014 note indenture sets forth covenants and events of default that are substantially similar to those described under “Description of the Notes.”

Senior Subordinated Notes Due 2016

On July 21, 2006, we and Rexnord LLC, as joint obligors, also issued $300.0 million in aggregate principal amount of our senior subordinated notes. The senior subordinated notes are our unsecured, senior subordinated obligations and are guaranteed on an unsecured, senior subordinated basis by each of the subsidiaries of Rexnord LLC that guarantees our senior secured credit facilities, the 2014 notes and the notes. The senior subordinated notes will mature on August 1, 2016.

The senior subordinated notes bear interest at a rate of 11 3/4% per annum, payable on each February 1 and August 1, commencing February 1, 2007. Upon the occurrence of a change of control, we will be required to offer to repurchase all of the senior subordinated notes at 101% of the principal amount thereto.

On or after August 1, 2011, we may redeem the senior subordinated notes at our option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period commencing on August 1 of the years set forth below:

Period	Redemption Price
2011	105.875%
2012	103.917%
2013	101.958%
2014 and thereafter	100.000%

In addition, prior to August 1, 2011, we may redeem the senior subordinated notes at our option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the senior subordinated notes redeemed plus a “make whole” premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date.

Notwithstanding the foregoing, at any time and from time to time on or prior to August 1, 2009, we may redeem in the aggregate up to 35% of the original aggregate principal amount of the senior subordinated notes with the net cash proceeds of one or more equity offerings (1) by RBS Global or (2) by any direct or indirect parent of RBS Global, at a redemption price (expressed as a percentage of principal amount thereof) of 111.750%, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

The senior subordinated note indenture sets forth covenants and events of default that are substantially similar to those described under “Description of the Notes.”

DESCRIPTION OF THE NOTES

General

The old 8 7/8% Senior Notes due 2016 (the “old Notes”), and the exchange notes (“ the Exchange Notes”) to be exchanged therefore pursuant to this exchange offer will be, issued under an indenture (the “2016 Note Indenture”), dated as of February 7, 2007, by and among the issuers, the Note Guarantors and Wells Fargo Bank, N.A., as Trustee.

The following summary of certain provisions of the 2016 Note Indenture, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the 2016 Note Indenture, including the definitions of certain terms therein and those terms made a part thereof by the TIA. We urge you to read the 2016 Note Indenture because it, not this description, defines your rights as holders of the Notes. Copies of the 2016 Note Indenture may be obtained from the Issuers upon request. Capitalized terms used in this “Description of the Notes” section and not otherwise defined have the meanings set forth in the section “—Certain Definitions.” As used in this “Description of the Notes” section, “we,” “us” and “our” mean RBS Global and its Subsidiaries (including Rexnord), and the “Issuers” refers only to RBS Global and Rexnord, but not to any of their respective Subsidiaries.

Brief Description of the Notes

The old Notes are, and the exchange Notes will be:

•	The joint and several obligations of the Issuers;

•	Unsecured senior obligations of the Issuers; and

•	Guaranteed on a senior unsecured basis by the Note Guarantors.

Principal, Maturity and Interest

We issued the Notes with an initial aggregate principal amount of $150.0 million on February 7, 2007. The Issuers will issue the exchange Notes in the aggregate principal amount of up to $150.0 million. The Notes will mature on September 1, 2016. The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

We may issue additional Notes from time to time. Any offering of additional Notes is subject to the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The Notes and any additional Notes subsequently issued under the 2016 Note Indenture will be treated as a single class for all purposes under the 2016 Note Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the 2016 Note Indenture and this “Description of the Notes,” references to the Notes include any additional Notes actually issued.

The form and terms of the exchange Notes will be substantially identical to the form and terms of the old Notes except such exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to become effective, a registration statement. The exchange Notes will evidence the same debt as the old Notes. The exchange Notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding old notes. Consequently, the old Notes, the exchange Notes, and any additional Notes subsequently issued under the 2016 Note Indenture will be treated as a single class for all purposes under the 2016 Note Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Note Indenture and this “Description of the Notes,” references to the Notes include any additional Notes actually issued, including the exchange Notes. Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency designated by RBS Global (which initially shall be the principal corporate trust office of the Trustee).

The exchange Notes will be issued only in fully registered form, without coupons, in denominations of $2,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Terms of the Notes

The old Notes are, and the exchange Notes will be unsecured senior obligations of the Issuers and will mature on September 1, 2016. Each 2016 Note will bear interest at a rate of 8 7/8% per annum from the Closing Date or from the most recent date to which interest has been paid or provided for, payable semiannually to holders of record at the close of business on February 15 or August 15 immediately preceding the interest payment date on March 1 and September 1 of each year, commencing September 1, 2007.

Optional Redemption

On or after August 1, 2011, the Issuers may redeem the Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on August 1 of the years set forth below:

Period	Redemption Price
2011	104.438%
2012	102.219%
2013 and thereafter	100.000%

In addition, prior to August 1, 2011, the Issuers may redeem the Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Notwithstanding the foregoing, at any time and from time to time on or prior to August 1, 2009, the Issuers may redeem in the aggregate up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional Notes) with the net cash proceeds of one or more Equity Offerings (1) by RBS Global or (2) by any direct or indirect parent of RBS Global, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of RBS Global or used to purchase Capital Stock (other than Disqualified Stock) of RBS Global from it, at a redemption price (expressed as a percentage of principal amount thereof) of 108.875%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional Notes) remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Notes being redeemed and otherwise in accordance with the procedures set forth in the 2016 Note Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

Selection

In the case of any partial redemption, selection of Notes for redemption will be made by the Trustee on a pro rata basis to the extent practicable; provided that no Notes of $2,000 or less shall be redeemed in part. If any 2016 Note is to be redeemed in part only, the notice of redemption relating to such 2016 Note shall state the portion of the principal amount thereof to be redeemed. A new 2016 Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original 2016 Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuers have deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest and additional interest (if any) on, the Notes to be redeemed.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Notes as described under the captions “—Change of Control” and “—Certain Covenants—Asset Sales.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Ranking

The indebtedness evidenced by the old Notes are, and the exchange Notes will be unsecured senior Indebtedness of the Issuers, will be equal in right of payment to all existing and future Pari Passu Indebtedness of the Issuers and will be senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers. The old Notes are, and the exchange Notes will be effectively subordinated to any Secured Indebtedness of the Issuers to the extent of the value of the assets securing such Secured Indebtedness.

The indebtedness evidenced by the old Note Guarantees are, and the exchange Note Guarantees will be unsecured senior Indebtedness of the applicable Note Guarantor, will be equal in right of payment to all existing and future Pari Passu Indebtedness of such Note Guarantor and will be senior in right of payment to all existing and future Subordinated Indebtedness of such Note Guarantor. The old Note Guarantees are, and the exchange Note Guarantees will be effectively subordinated to any Secured Indebtedness of the applicable Note Guarantor to the extent of the value of the assets securing such Secured Indebtedness.

At December 30, 2006, on a pro forma basis after giving effect to the Transactions,

(1)	RBS Global and its Subsidiaries had $1,739.6 million of Pari Passu Indebtedness outstanding (excluding approximately $22.2 million of letters of credit, a premium of $9.3 million received from the issuance of the additional 2014 notes and availability of $127.8 million under our revolving credit facility), all of which was Secured Indebtedness; and

(2)	RBS Global and its Subsidiaries had $300.3 million of Subordinated Indebtedness outstanding consisting substantially of the Existing Senior Subordinated Notes.

Although the 2016 Note Indenture limits the Incurrence of Indebtedness by RBS Global and its Restricted Subsidiaries and the issuance of Disqualified Stock and Preferred Stock by the Restricted Subsidiaries, such limitation is subject to a number of significant qualifications and exceptions. Under certain circumstances, RBS Global and its Subsidiaries may be able to Incur substantial amounts of Indebtedness. Such Indebtedness may be Secured Indebtedness. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

A significant portion of the operations of each of the Issuers is conducted through their Subsidiaries. Unless a Subsidiary is a Note Guarantor, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Issuers, including holders of the Notes. The old

2006 Notes, and the exchange Notes, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the Issuers that are not Note Guarantors. The Issuers’ Subsidiaries that are not Note Guarantors had $157.8 million of total liabilities outstanding as of December 30, 2006.

See “Risk Factors—Risk Factors Related to an Investment in the Notes.”

Note Guarantees

Each of Rexnord’s direct and indirect Restricted Subsidiaries that are Domestic Subsidiaries on the Closing Date that guarantee Indebtedness under the Credit Agreement jointly and severally irrevocably and unconditionally guarantee on an unsecured senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the 2016 Note Indenture and the Notes, whether for payment of principal of, premium, if any, or interest or additional interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Note Guarantors being herein called the “Guaranteed Obligations”). Such Note Guarantors will agree to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Note Guarantees.

Each Note Guarantee is limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable Note Guarantor without rendering the Note Guarantee, as it relates to such Note Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See “Risk Factors—Risk Factors Related to an Investment in the Notes—Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.” After the Closing Date, the Issuers have caused each Restricted Subsidiary that is a Domestic Subsidiary (unless such Subsidiary is a Receivables Subsidiary) that Incurs or guarantees certain Indebtedness of the Issuers or any of their Restricted Subsidiaries or issues shares of Disqualified Stock to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Notes on the same unsecured senior basis. On the Closing Date, Jacuzzi and its Domestic Subsidiaries will become 2014 Note Guarantors. See “—Certain Covenants—Future Note Guarantors.”

Each old Note Guarantee is, and each exchange Note Guarantee will be a continuing guarantee and shall:

(1)	remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2)	subject to the next succeeding paragraph, be binding upon each such Note Guarantor and its successors; and

(3)	inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

A Note Guarantee of a Note Guarantor will be automatically released upon:

(1) (a) the	sale, disposition or other transfer (including through merger or consolidation) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Note Guarantor is no longer a Restricted Subsidiary), of the applicable Note Guarantor if such sale, disposition or other transfer is made in compliance with the 2016 Note Indenture,

(b)  RBS Global designating such Note Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary,”

(c)  in the case of any Restricted Subsidiary that after the Issue Date is required to guarantee the Notes pursuant to the covenant described under “—Certain Covenants—Future Note Guarantors,” the release or discharge of the guarantee by such Restricted Subsidiary of Indebtedness of RBS Global or any Restricted Subsidiary of RBS Global or such Restricted Subsidiary or the repayment of the Indebtedness or Disqualified Stock, in each case, which resulted in the obligation to guarantee the Notes, and

(d)  the Issuers’ exercise of their legal defeasance option or covenant defeasance option as described under “—Defeasance,” or if the Issuers’ obligations under the 2016 Note Indenture are discharged in accordance with the terms of the 2016 Note Indenture; and

(2)	in the case of clause (1)(a) above, such Note Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, the Credit Agreement and any other Indebtedness of the Issuer or any Restricted Subsidiary of the Issuer.

A Note Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing Bank Indebtedness or other exercise of remedies in respect thereof or if such Subsidiary is released from its guarantees of, and all pledges and security interests granted in connection with, the Credit Agreement and any other Indebtedness of the Issuer or any Restricted Subsidiary of the Issuer which results in the obligation to guarantee the Notes.

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each holder will have the right to require the Issuers to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem such Notes as described under “—Optional Redemption”:

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of RBS Global and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders; or

(2)	the Issuers become aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of RBS Global or any direct or indirect parent of RBS Global; or

(3)	individuals who on the Issue Date constituted the Board of Directors of RBS Global (together with any new directors whose election by such Board of Directors of RBS Global or whose nomination for election by the shareholders of RBS Global was approved by (a) a vote of a majority of the directors of RBS Global then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved or (b) the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of RBS Global then in office.

In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing of the notice to holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Issuers shall:

(1)	repay in full all Bank Indebtedness or, if doing so will allow the purchase of Notes, offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender who has accepted such offer; or

(2)	obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph.

See “Risk Factors—Risk Factors Related to an Investment in the Notes—We may not be able to repurchase the notes upon a change of control.”

Within 30 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Notes as described under “—Optional Redemption,” RBS Global shall mail a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Issuers to repurchase such holder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control;

(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Notes purchased.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the 2016 Note Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Notes repurchased by the Issuers pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of the Issuers. Notes purchased by a third party pursuant to the preceding paragraph will have the status of Notes issued and outstanding.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under this covenant by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between the Issuers and the initial purchasers. The Issuers have no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuers could decide to do so in the future. Subject to the limitations discussed below, the Issuers could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the 2016 Note Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Issuers’ respective capital structures or credit ratings.

The occurrence of events which would constitute a Change of Control would constitute a default under the Credit Agreement. Future Bank Indebtedness of the Issuers may contain prohibitions on certain events which would constitute a Change of Control or require such Bank Indebtedness to be repurchased upon a Change of

Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the Notes could cause a default under such Bank Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors—Risk Factors Related to an Investment in the Notes—We may not be able to repurchase the notes upon a change of control.”

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of RBS Global and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuers to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of RBS Global and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the 2016 Note Indenture relating to the Issuers’ obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain Covenants

The 2016 Note Indenture contains covenants including, among others, the following:

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock. The 2016 Note Indenture provides that:

(1)	RBS Global will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2)	RBS Global will not permit any of its Restricted Subsidiaries (other than a Note Guarantor) to issue any shares of Preferred Stock;

provided, however, that RBS Global and any Restricted Subsidiary that is a Note Guarantor or a Foreign Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of RBS Global for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(a)	the Incurrence by RBS Global or its Restricted Subsidiaries of Indebtedness under the Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $805.0 million outstanding at any one time;

(b)

the Incurrence by the Issuers and the Note Guarantors of Indebtedness represented by (i) the $485.0 million in aggregate principal amount of 9 1/2% Senior Notes due 2014 issued by the Issuers on July 21, 2006 (the “Original 2014 Notes”) and the related guarantees thereof (including exchange Original 2014 Notes and related guarantees thereof), and (ii) the Existing Senior Subordinated Notes

(not including any additional Existing Senior Subordinated Notes) and the related guarantees thereof (including exchange Existing Senior Subordinated Notes and related guarantees thereof);

(c)	Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b));

(d)	(1) Indebtedness (including Capitalized Lease Obligations) Incurred by RBS Global or any of its Restricted Subsidiaries, Disqualified Stock issued by RBS Global or any of its Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries of RBS Global to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) and (2) Acquired Indebtedness; in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding that was Incurred pursuant to this clause (d), does not exceed the greater of $75.0 million and 4.0% of Total Assets at the time of Incurrence;

(e)	Indebtedness Incurred by RBS Global or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f)	Indebtedness arising from agreements of RBS Global or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Apollo Transactions or any other acquisition or disposition of any business, assets or a Subsidiary of RBS Global in accordance with the terms of the 2016 Note Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g)	Indebtedness of RBS Global to a Restricted Subsidiary; provided that any such Indebtedness owed to a Restricted Subsidiary that is not a Note Guarantor is subordinated in right of payment to the obligations of RBS Global under the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to RBS Global or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(h)	shares of Preferred Stock of a Restricted Subsidiary issued to RBS Global or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to RBS Global or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(i)	Indebtedness of a Restricted Subsidiary to RBS Global or another Restricted Subsidiary; provided that if a Note Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Note Guarantor, such Indebtedness is subordinated in right of payment to the Note Guarantee of such Note Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to RBS Global or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(j)

Hedging Obligations that are not incurred for speculative purposes and either (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the 2016 Note Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(k)	obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds and completion guarantees provided by RBS Global or any Restricted Subsidiary in the ordinary course of business;

(l)	Indebtedness or Disqualified Stock of RBS Global or any Restricted Subsidiary of RBS Global and Preferred Stock of any Restricted Subsidiary of RBS Global not otherwise permitted hereunder in an aggregate principal amount, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (l), does not exceed $100.0 million at any one time outstanding (it being understood that any Indebtedness Incurred under this clause (l) shall cease to be deemed Incurred or outstanding for purposes of this clause (l) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which RBS Global, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (l));

(m)	any guarantee by RBS Global or a Note Guarantor of Indebtedness or other obligations of RBS Global or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by RBS Global or such Restricted Subsidiary is permitted under the terms of the 2016 Note Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Note Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such Note Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Note Guarantor’s Note Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes or the Note Guarantee of such Restricted Subsidiary, as applicable;

(n)	the Incurrence by RBS Global or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary of RBS Global which serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant and clauses (b), (c), (d), (n), (o), (s) and (t) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following the last date of maturity of the Notes;

(2)	has a Stated Maturity which is not earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) 91 days following the maturity date of the Notes;

(3)	to the extent such Refinancing Indebtedness refinances (a) Indebtedness junior to the Notes or the Note Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the Notes or the Note Guarantee of such Restricted Subsidiary, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock;

(4)	is Incurred in an aggregate amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium, fees and expenses Incurred in connection with such refinancing;

(5)	shall not include (x) Indebtedness of a Restricted Subsidiary of RBS Global that is not a Note Guarantor that refinances Indebtedness of RBS Global or a Restricted Subsidiary that is a Note Guarantor, or (y) Indebtedness of RBS Global or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(6)	in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (d) or (s), shall be deemed to have been Incurred and to be outstanding under such clause (d) or (t), as applicable, and not this clause (n) for purposes of determining amounts outstanding under such clauses (d) and (s);

provided, further, that subclauses (1) and (2) of this clause (n) will not apply to any refunding or refinancing of any Bank Indebtedness.

(o)	Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by RBS Global or any of its Restricted Subsidiaries or merged or amalgamated into RBS Global or a Restricted Subsidiary in accordance with the terms of the 2016 Note Indenture; provided, however, that such Indebtedness, Disqualified Stock or Preferred Stock is not Incurred in contemplation of such acquisition, merger or amalgamation or to provide all or a portion of the funds or credit support required to consummate such acquisition, merger or amalgamation; provided, further, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness either:

(1)	RBS Global would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant; or

(2)	the Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;

(p)	Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to RBS Global or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(q)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(r)	Indebtedness of RBS Global or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(s)	Contribution Indebtedness;

(t)	Indebtedness of Foreign Subsidiaries Incurred for working capital purposes;

(u)	Indebtedness of RBS Global or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business; and

(v)	Indebtedness consisting of customary indemnification, adjustment of purchase price or similar obligations of RBS Global or any Restricted Subsidiary, in each case Incurred in connection with the acquisition or disposition of any assets by RBS Global or any Restricted Subsidiary.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (v) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Issuers shall, in their sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness in any manner that complies with this covenant; provided that all

Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred pursuant to clause (a) and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness under the Credit Agreement outstanding on the Issue Date. Accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

Limitation on Restricted Payments. The 2016 Note Indenture provides that RBS Global will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on account of RBS Global’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving RBS Global (other than (A) dividends or distributions by RBS Global payable solely in Equity Interests (other than Disqualified Stock) of RBS Global; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, RBS Global or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2)	purchase or otherwise acquire or retire for value any Equity Interests of RBS Global or any direct or indirect parent of RBS Global;

(3)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of RBS Global or any of its Restricted Subsidiaries (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (g) and (i) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a)	no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)	immediately after giving effect to such transaction on a pro forma basis, RBS Global could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by RBS Global and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the amount equal to the Cumulative Credit.

“Cumulative Credit” means the sum of (without duplication):

(1)	50% of the Consolidated Net Income of RBS Global for the period (taken as one accounting period, the “Reference Period”) from July 1, 2006 to the end of RBS Global’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2)	100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by RBS Global after the Issue Date from the issue or sale of Equity Interests of RBS Global (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, Disqualified Stock and the Cash Contribution Amount), including Equity Interests issued upon conversion of Indebtedness or Disqualified Stock or upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary of RBS Global or an employee stock ownership plan or trust established by RBS Global or any of its Subsidiaries), plus

(3)	100% of the aggregate amount of contributions to the capital of RBS Global received in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount), plus

(4)	the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of RBS Global or any Restricted Subsidiary thereof issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in RBS Global (other than Disqualified Stock) or any direct or indirect parent of RBS Global (provided in the case of any parent, such Indebtedness or Disqualified Stock is retired or extinguished), plus

(5)	100% of the aggregate amount received by RBS Global or any Restricted Subsidiary in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash received by RBS Global or any Restricted Subsidiary from:

(A)	the sale or other disposition (other than to RBS Global or a Restricted Subsidiary of RBS Global) of Restricted Investments made by RBS Global and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from RBS Global and its Restricted Subsidiaries by any Person (other than RBS Global or any of its Restricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the second succeeding paragraph),

(B)	the sale (other than to RBS Global or a Restricted Subsidiary of RBS Global) of the Capital Stock of an Unrestricted Subsidiary, or

(C)	a distribution or dividend from an Unrestricted Subsidiary, plus

(6)	in the event any Unrestricted Subsidiary of RBS Global has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, RBS Global or a Restricted Subsidiary, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investment of RBS Global in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after taking into account any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the second succeeding paragraph or constituted a Permitted Investment).

The Fair Market Value of property, other than cash, covered by clauses (2), (3), (4), (5) and (6) of the definition of “Cumulative Credit” shall be determined in good faith by RBS Global and

(1)	in the event of property with a Fair Market Value in excess of $7.5 million, shall be set forth in an Officers’ Certificate or

(2)	in the event of property with a Fair Market Value in excess of $15 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of RBS Global.

The foregoing provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the 2016 Note Indenture;

(2)

(a)    the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of RBS Global or any direct or indirect parent of RBS Global or Subordinated Indebtedness of RBS Global, any direct or indirect parent of RBS Global or any Note Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests of RBS Global or any direct or indirect parent of RBS Global or contributions to the equity capital of RBS Global (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of RBS Global or to an employee stock ownership plan or any trust established by RBS Global or any of its Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”); and

(b)	the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of RBS Global or to an employee stock ownership plan or any trust established by RBS Global or any of its Subsidiaries) of Refunding Capital Stock;

(3)	the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of RBS Global or any Note Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of RBS Global or a Note Guarantor which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as

(a)	the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired plus any fees incurred in connection therewith),

(b)	such Indebtedness is subordinated to the Notes or the related Note Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value,

(c)	such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired or (y) 91 days following the maturity date of the Notes, and

(d)	such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, acquired or retired that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following the last date of maturity of the Notes;

(4)	the repurchase, retirement or other acquisition (or dividends to any direct or indirect parent of RBS Global to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of RBS Global or any direct or indirect parent of RBS Global held by any future, present or former employee, director or consultant of RBS Global or any direct or indirect parent of RBS Global or any Subsidiary of RBS Global pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $15 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of $20 million in any calendar year); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds received by RBS Global or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of RBS Global or any direct or indirect parent of RBS Global (to the extent contributed to RBS Global) to members of management, directors or consultants of RBS Global and its Restricted Subsidiaries or any direct or indirect parent of RBS Global that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the first paragraph under “—Limitation on Restricted Payments”); plus

(b)	the cash proceeds of key man life insurance policies received by RBS Global or any direct or indirect parent of RBS Global (to the extent contributed to RBS Global) or RBS Global’s Restricted Subsidiaries after the Issue Date;

provided that RBS Global may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year;

(5)	the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of RBS Global or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6)	the declaration and payment of dividends or distributions (a) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date and (b) to any direct or indirect parent of RBS Global, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of RBS Global issued after the Issue Date; provided, however, that, (x) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, RBS Global would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 and (y) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by RBS Global from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(7)

Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed

$25 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8)	the payment of dividends on RBS Global’s common stock (or the payment of dividends to any direct or indirect parent of RBS Global to fund the payment by such direct or indirect parent of RBS Global of dividends on such entity’s common stock) of up to 6% per annum of the net proceeds received by RBS Global from any public offering of common stock of RBS Global or any direct or indirect parent of RBS Global;

(9)	Investments that are made with Excluded Contributions;

(10)	other Restricted Payments in an aggregate amount not to exceed $25 million;

(11)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to RBS Global or a Restricted Subsidiary of RBS Global by, Unrestricted Subsidiaries;

(12)	the payment of dividends or other distributions to any direct or indirect parent of RBS Global in amounts required for such parent to pay federal, state or local income taxes (as the case may be) imposed directly on such parent to the extent such income taxes are attributable to the income of RBS Global and its Restricted Subsidiaries (including, without limitation, by virtue of such parent being the common parent of a consolidated or combined tax group of which RBS Global and/or its Restricted Subsidiaries are members);

(13)	the payment of dividends, other distributions or other amounts or the making of loans or advances by RBS Global, if applicable:

(a)	in amounts required for any direct or indirect parent of RBS Global, if applicable, to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any direct or indirect parent of RBS Global, if applicable, and general corporate overhead expenses of any direct or indirect parent of RBS Global, if applicable, in each case to the extent such fees and expenses are attributable to the ownership or operation of RBS Global, if applicable, and its Subsidiaries; and

(b)	in amounts required for any direct or indirect parent of RBS Global, if applicable, to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to RBS Global or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, RBS Global Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(14)	cash dividends or other distributions on RBS Global’s Capital Stock used to, or the making of loans to any direct or indirect parent of RBS Global to, fund the Apollo Transactions and the payment of fees and expenses incurred in connection with the Apollo Transactions or owed by RBS Global or any direct or indirect parent of RBS Global, as the case may be, or Restricted Subsidiaries of RBS Global to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(15)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16)	purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(17)	payments of cash, or dividends, distributions or advances by RBS Global or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(18)

the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “—Change of Control” and “—Asset Sales”; provided that all Notes tendered by holders of the Notes in connection with a Change of Control or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value; and

(19)	any payments made, including any such payments made to any direct or indirect parent of RBS Global to enable it to make payments, in connection with the consummation of the Apollo Transactions or as contemplated by the Apollo Acquisition Documents (other than payments to any Permitted Holder or any Affiliate thereof);

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6), (7), (10) and (11), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Closing Date and after giving effect to the Transactions, all of RBS Global’s Subsidiaries were Restricted Subsidiaries. RBS Global will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by RBS Global and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries. The 2016 Note Indenture provides that RBS Global will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)

(i)    pay dividends or make any other distributions to RBS Global or any of its Restricted Subsidiaries (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or measured by, its profits; or

(ii)	pay any Indebtedness owed to RBS Global or any of its Restricted Subsidiaries;

(b)	make loans or advances to RBS Global or any of its Restricted Subsidiaries;

(c)	sell, lease or transfer any of its properties or assets to RBS Global or any of its Restricted Subsidiaries; or

(d)	in the case of Rexnord, make any payments with respect to the Notes;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Credit Agreement and the other Credit Agreement Documents;

(2)	the 2016 Note Indenture, the old Notes and the exchange Notes (including any guarantees thereof), the indenture governing the Existing Senior Subordinated Notes and the Existing Senior Subordinated Notes (including any guarantees thereof);

(3)	applicable law or any applicable rule, regulation or order;

(4)	any agreement or other instrument relating to Indebtedness of a Person acquired by RBS Global or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5)	contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6)	Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8)	customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(9)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10)	customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property subject to such lease;

(11)	any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12)	other Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary of RBS Global (i) that a Note Guarantor Incurred subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (ii) that is Incurred by a Foreign Subsidiary of RBS Global subsequent to the Issue Date pursuant to clause (d), (l) or (t) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(13)	any Restricted Investment not prohibited by the covenant described under “—Limitation on Restricted Payments” and any Permitted Investment; or

(14)	any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuers, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of loans or advances made to RBS Global or a Restricted Subsidiary of RBS Global to other Indebtedness Incurred by RBS Global or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales. The 2016 Note Indenture will provide that RBS Global will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) RBS Global or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Issuers) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by RBS Global or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a)	any liabilities (as shown on RBS Global’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of RBS Global or any Restricted Subsidiary of RBS Global (other than liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets,

(b)	any notes or other obligations or other securities or assets received by RBS Global or such Restricted Subsidiary of RBS Global from such transferee that are converted by RBS Global or such Restricted Subsidiary of RBS Global into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c)	any Designated Non-cash Consideration received by RBS Global or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of 3.0% of Total Assets and $35 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value)

shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 365 days after RBS Global’s or any Restricted Subsidiary of RBS Global’s receipt of the Net Proceeds of any Asset Sale, RBS Global or such Restricted Subsidiary of RBS Global may apply the Net Proceeds from such Asset Sale, at its option:

(1)	to repay Secured Indebtedness, including Indebtedness under the Credit Agreement (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto), Indebtedness of a Foreign Subsidiary or Pari Passu Indebtedness (provided that if RBS Global or any Note Guarantor shall so reduce Obligations under Pari Passu Indebtedness, RBS Global will equally and ratably reduce Obligations under the Notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of Notes) or Indebtedness of a Restricted Subsidiary that is not a Note Guarantor, in each case other than Indebtedness owed to RBS Global or an Affiliate of RBS Global,

(2)	to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of RBS Global), assets, or property or capital expenditures, in each case used or useful in a Similar Business, or

(3)	to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of RBS Global), properties or assets that replace the properties and assets that are the subject of such Asset Sale.

In the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that (x) such investment is consummated within 545 days after receipt by RBS Global or any Restricted Subsidiary of the Net Proceeds of any Asset Sale and (y) if such investment is not consummated within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds (as defined below).

Pending the final application of any such Net Proceeds, RBS Global or such Restricted Subsidiary of RBS Global may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of this paragraph (it being understood that any portion of such Net Proceeds used to make an offer to purchase Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15 million, the Issuers shall make an offer to all holders of Notes (and, at the option of the Issuers, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such Pari Passu Indebtedness), that is at least $2,000 and an integral multiple of $1,000 that may be purchased out of the Excess

Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Pari Passu Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the 2016 Note Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten (10) Business Days after the date that Excess Proceeds exceeds $15 million by mailing the notice required pursuant to the terms of the 2016 Note Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes (and such Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the 2016 Note Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the 2016 Note Indenture by virtue thereof.

If more Notes (and such Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such Notes for purchase will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or if such Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Notes of $2,000 or less shall be purchased in part. Selection of such Pari Passu Indebtedness will be made pursuant to the terms of such Pari Passu Indebtedness.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any 2016 Note is to be purchased in part only, any notice of purchase that relates to such 2016 Note shall state the portion of the principal amount thereof that has been or is to be purchased.

The Credit Agreement provides that certain asset sale events with respect to the Issuers would constitute a default under the Credit Agreement. Any future credit agreements or similar agreements to which either of the Issuers becomes a party may contain similar restrictions and provisions. In the event that an Asset Sale occurs at a time when the Issuers are prohibited from purchasing Notes, the Issuers could seek the consent of their lenders, including the lenders under the Credit Agreement, to purchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, the Issuers will remain prohibited from purchasing Notes. In such case, the Issuers’ failure to purchase tendered Notes would constitute an Event of Default under the 2016 Note Indenture that would, in turn, constitute a default under the Issuers’ other Indebtedness.

Transactions with Affiliates. The 2016 Note Indenture provides that RBS Global will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of RBS Global (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $7.5 million, unless:

(a)	such Affiliate Transaction is on terms that are not materially less favorable to RBS Global or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by RBS Global or such Restricted Subsidiary with an unrelated Person; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20 million, RBS Global delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of RBS Global, approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1)	transactions between or among RBS Global and/or any of its Restricted Subsidiaries and any merger of RBS Global and any direct parent of RBS Global; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of RBS Global and such merger is otherwise in compliance with the terms of the 2016 Note Indenture and effected for a bona fide business purpose;

(2)	Restricted Payments permitted by the provisions of the 2016 Note Indenture described above under the covenant “—Limitation on Restricted Payments” and Permitted Investments;

(3)	(x) the entering into of any agreement (and any amendment or modification of any such agreement) to pay, and the payment of, annual management, consulting, monitoring and advisory fees to the Sponsors in an aggregate amount in any fiscal year not to exceed the greater of (A) $2.5 million and (B) 1.5% of EBITDA of RBS Global and its Restricted Subsidiaries for the immediately preceding fiscal year, and out-of-pocket expense reimbursement; provided, however, that any payment not made in any fiscal year may be carried forward and paid in the following two fiscal years and (y) the payment of the present value of all amounts payable pursuant to any agreement described in clause 3(x) in connection with the termination of such agreement;

(4)	the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of RBS Global or any Restricted Subsidiary or any direct or indirect parent of RBS Global;

(5)	payments by RBS Global or any of its Restricted Subsidiaries to the Sponsors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are (x) made pursuant to the agreements with the Sponsors described in the July Offering Circular or (y) approved by a majority of the Board of Directors of RBS Global in good faith;

(6)	transactions in which RBS Global or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to RBS Global or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7)	payments or loans (or cancellation of loans) to employees or consultants which are approved by a majority of the Board of Directors of RBS Global in good faith;

(8)	any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by senior management or the Board of Directors of RBS Global;

(9)

the existence of, or the performance by RBS Global or any of its Restricted Subsidiaries of its obligations under the terms of, the Apollo Acquisition Documents, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by RBS Global or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date;

(10)	the execution of the Apollo Transactions and the payment of all fees and expenses related to the Apollo Transactions, including fees to the Sponsors, which are described in the July Offering Circular or contemplated by the Apollo Acquisition Documents;

(11)	(a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the 2016 Note Indenture, which are fair to RBS Global and its Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of RBS Global, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(12)	any transaction effected as part of a Qualified Receivables Financing;

(13)	the issuance of Equity Interests (other than Disqualified Stock) of RBS Global to any Person;

(14)	the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of RBS Global or any direct or indirect parent of RBS Global or of a Restricted Subsidiary of RBS Global, as appropriate, in good faith;

(15)	the entering into of any tax sharing agreement or arrangement and any payments permitted by clause (12) of the second paragraph of the covenant described under “—Limitation on Restricted Payments”;

(16)	any contribution to the capital of RBS Global;

(17)	transactions permitted by, and complying with, the provisions of the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”;

(18)	transactions between RBS Global or any of its Restricted Subsidiaries and any Person, a director of which is also a director of RBS Global or any direct or indirect parent of RBS Global; provided, however, that such director abstains from voting as a director of RBS Global or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(19)	pledges of Equity Interests of Unrestricted Subsidiaries;

(20)	any employment agreements entered into by RBS Global or any of its Restricted Subsidiaries in the ordinary course of business; and

(21)	intercompany transactions undertaken in good faith (as certified by a responsible financial or accounting officer of RBS Global in an Officers’ Certificate) for the purpose of improving the consolidated tax efficiency of RBS Global and its Subsidiaries and not for the purpose of circumventing any covenant set forth in the 2016 Note Indenture.

Liens. The 2016 Note Indenture provides that RBS Global will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of RBS Global or such Restricted Subsidiary securing Indebtedness unless the Notes are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the Notes) the obligations so secured until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require RBS Global or any Restricted Subsidiary of RBS Global to secure the Notes if the Lien consists of a Permitted Lien. Any Lien which is granted to secure the Notes or such Note Guarantee under this covenant shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Notes or such Note Guarantee under this covenant.

Reports and Other Information. The 2016 Note Indenture provides that notwithstanding that RBS Global may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, RBS Global will file with the SEC (and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1)	within 90 days after the end of each fiscal year (or such shorter period as may be required by the SEC), annual reports on Form 10-K (or any successor or comparable form) containing the information required to be filed therein (or required in such successor or comparable form),

(2)	within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such shorter period as may be required by the SEC), reports on Form 10-Q (or any successor or comparable form) containing the information required to be filed therein (or required in such successor or comparable form),

(3)	promptly from time to time after the occurrence of an event required to be therein reported (and in any event within the time period specified for filing current reports on Form 8-K by the SEC), such other reports on Form 8-K (or any successor or comparable form), and

(4)	any other information, documents and other reports which RBS Global would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, that RBS Global shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event RBS Global will make available such information to purchasers of Notes, including by posting such reports on the primary website of RBS Global or its Subsidiaries, in addition to providing such information to the Trustee and the holders, in each case within 15 days after the time RBS Global would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

In the event that:

(a)	the rules and regulations of the SEC permit RBS Global and any direct or indirect parent of RBS Global to report at such parent entity’s level on a consolidated basis and

(b)	such parent entity of RBS Global is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of RBS Global,

such consolidated reporting at such parent entity’s level in a manner consistent with that described in this covenant for RBS Global will satisfy this covenant.

In addition, RBS Global will make such information available to prospective investors upon request. In addition, RBS Global has agreed that, for so long as any Notes remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, it will furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, RBS Global will be deemed to have furnished such reports referred to above to the Trustee and the holders if RBS Global has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. In addition, such requirements are deemed satisfied prior to the commencement of this exchange offer by the filing with the SEC of this exchange offer registration statement and any amendments hereto, and this registration statement and/or amendments hereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant.

In the event that any direct or indirect parent of RBS Global is or becomes a Note Guarantor of the Notes, the 2016 Note Indenture permits RBS Global to satisfy its obligations in this covenant with respect to financial information relating to RBS Global by furnishing financial information relating to such direct or indirect parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent and any of its Subsidiaries other than RBS Global and its Subsidiaries, on the one hand, and the information relating to RBS Global, the Note Guarantors and the other Subsidiaries of RBS Global on a standalone basis, on the other hand.

Future Note Guarantors. The 2016 Note Indenture provides that RBS Global will cause each Restricted Subsidiary that is a Domestic Subsidiary (unless such Subsidiary is a Receivables Subsidiary) that

(a)	guarantees any Indebtedness of RBS Global or any of its Restricted Subsidiaries, or

(b)	incurs any Indebtedness or issues any shares of Disqualified Stock permitted to be Incurred or issued pursuant to clauses (a) or (l) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or not permitted to be Incurred by such covenant to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the Notes. Each Note Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Note Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Note Guarantee shall be released in accordance with the provisions of the 2016 Note Indenture described under “—Note Guarantees.”

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The 2016 Note Indenture provides that RBS Global may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not RBS Global is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1)	RBS Global is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than RBS Global) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (RBS Global or such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the surviving Person is not a corporation, a co-obligor of the Notes is a corporation;

(2)	the Successor Company (if other than RBS Global) expressly assumes all the obligations of RBS Global under the 2016 Note Indenture and the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction) no Default shall have occurred and be continuing;

(4)

immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(a)	the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b)	the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for RBS Global and its Restricted Subsidiaries immediately prior to such transaction;

(5)	each Note Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Note Guarantee shall apply to such Person’s obligations under the 2016 Note Indenture and the Notes;

(6)	if the Successor Company is not organized as a corporation after such transaction, a successor corporation that is a Subsidiary of the Successor Company shall continue to be co-obligor of the Notes and shall have by supplemental indenture confirmed its obligation under the 2016 Note Indenture and the Notes; and

(7)	RBS Global shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures (if any) comply with the 2016 Note Indenture.

The Successor Company (if other than RBS Global) will succeed to, and be substituted for, RBS Global under the 2016 Note Indenture and the Notes, and in such event RBS Global will automatically be released and discharged from its obligations under the 2016 Note Indenture and the Notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to RBS Global or to another Restricted Subsidiary, and (b) RBS Global may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating RBS Global in another state of the United States, the District of Columbia or any territory of the United States or may convert into a limited liability company, so long as the amount of Indebtedness of RBS Global and its Restricted Subsidiaries is not increased thereby. This “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among RBS Global and its Restricted Subsidiaries.

The 2016 Note Indenture further provides that, subject to certain limitations in the 2016 Note Indenture governing release of a Note Guarantee upon the sale or disposition of a Restricted Subsidiary of RBS Global that is a Note Guarantor, neither Rexnord nor any Note Guarantor will, and RBS Global will not permit Rexnord or any Note Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not Rexnord or such Note Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person (other than any such sale, assignment, transfer, lease, conveyance or disposition in connection with the Apollo Transactions) unless:

(1)

either (a) Rexnord or such Note Guarantor, as the case may be, is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Rexnord or such Note Guarantor, as the case may be) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (Rexnord, such Note Guarantor or such Person, as the case may be, being herein called the “Successor Co-Issuer,” in the case of a consolidation, amalgamation, merger, winding up or sale, assignment, transfer, lease, conveyance or other disposal of all or substantially all of the properties or assets of Rexnord, and the “Successor Note Guarantor,” in the case of a consolidation, amalgamation, merger, winding up or sale, assignment, transfer, lease, conveyance or other disposal of all or substantially all of the properties or assets of a Note Guarantor) and the Successor Co-Issuer or Successor Note Guarantor (if other than Rexnord or such Note Guarantor, as the case may be) expressly assumes all the obligations of Rexnord or such Note Guarantor, as the case may be, under the 2016 Note Indenture and, if applicable, such Note Guarantors’ Note Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee, or (b) other than in the case of a sale, disposition, consolidation, amalgamation or merger of Rexnord, such sale or disposition or consolidation, amalgamation or merger is not in violation of the covenant described above under the caption “—Certain Covenants—Asset Sales;”

(2)	the Successor Co-Issuer (if other than Rexnord) expressly assumes all the obligations of Rexnord under the 2016 Note Indenture and the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee; and

(3)	the Successor Co-Issuer or Successor Note Guarantor (if other than Rexnord or such Note Guarantor, as the case may be) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the 2016 Note Indenture.

Subject to certain limitations described in the 2016 Note Indenture, the Successor Co-Issuer or Successor Note Guarantor (if other than Rexnord or such Note Guarantor, as the case may be) will succeed to, and be substituted for, Rexnord or such Note Guarantor, as the case may be, under the 2016 Note Indenture and, if applicable, such Note Guarantor’s Note Guarantee, and Rexnord or such Note Guarantor, as the case may be, will automatically be released and discharged from its obligations under the 2016 Note Indenture and, if applicable, such Note Guarantor’s Note Guarantee. Notwithstanding the foregoing, (1) Rexnord or a Note Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating Rexnord or such Note Guarantor in another state of the United States, the District of Columbia or any territory of the United States so long as the amount of Indebtedness of Rexnord or the Note Guarantor is not increased thereby and (2) Rexnord or a Note Guarantor may merge, amalgamate or consolidate with another Note Guarantor or RBS Global.

In addition, notwithstanding the foregoing, Rexnord or any Note Guarantor may consolidate, amalgamate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (collectively, a “Transfer”) to (x) RBS Global, Rexnord or any Note Guarantor or (y) any Restricted Subsidiary of RBS Global that is not Rexnord or a Note Guarantor; provided that at the time of each such Transfer pursuant to clause (y) the aggregate amount of all such Transfers since the Issue Date shall not exceed 5.0% of the consolidated assets of RBS Global, Rexnord and the Note Guarantors as shown on the most recent available balance sheet of RBS Global and the Restricted Subsidiaries after giving effect to each such Transfer and including all Transfers occurring from and after the Issue Date (excluding Transfers in connection with the Apollo Transactions).

Defaults

An Event of Default is defined in the 2016 Note Indenture as:

(1)	a default in any payment of interest (including any additional interest) on any 2016 Note when due, continued for 30 days,

(2)	a default in the payment of principal or premium, if any, of any 2016 Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(3)	the failure by either of the Issuers or any of Restricted Subsidiaries to comply with the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” above,

(4)	the failure by either of the Issuers or any of Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the Notes or the 2016 Note Indenture,

(5)	the failure by either of the Issuers or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to either of the Issuers or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $20 million or its foreign currency equivalent (the “cross-acceleration provision”),

(6)	certain events of bankruptcy, insolvency or reorganization of either of the Issuers or a Significant Subsidiary (the “bankruptcy provisions”),

(7)	failure by either of the Issuers or any Significant Subsidiary to pay final judgments aggregating in excess of $20 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”), or

(8)	any Note Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof) or any Note Guarantor denies or disaffirms its obligations under the 2016 Note Indenture or any Note Guarantee and such Default continues for 10 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified in clause (4) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes by notice to the Issuers may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of either of the Issuers occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the 2016 Note Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the 2016 Note Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the 2016 Note Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing,

(2)	holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy,

(3)	such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the 2016 Note Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the 2016 Note Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The 2016 Note Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder of Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any 2016 Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the 2016 Noteholders. In addition, the Issuers are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers also are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuers are taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the 2016 Note Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding 2016 Note affected, no amendment may, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment,

(2)	reduce the rate of or extend the time for payment of interest on any 2016 Note,

(3)	reduce the principal of or change the Stated Maturity of any 2016 Note,

(4)	reduce the premium payable upon the redemption of any 2016 Note or change the time at which any 2016 Note may be redeemed as described under “—Optional Redemption” above,

(5)	make any 2016 Note payable in money other than that stated in such 2016 Note,

(6)	expressly subordinate the Notes or any Note Guarantees to any other Indebtedness of the Issuers or any Note Guarantor,

(7)	impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes,

(8)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions, or

(9)	modify any Note Guarantee in any manner adverse to the holders.

Without the consent of any holder, the Issuers and Trustee may amend the 2016 Note Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a Successor Company of the obligations of the Issuers under the 2016 Note Indenture and the Notes, to provide for the assumption by a Successor Guarantor of the obligations of a Note Guarantor under the 2016 Note Indenture and its Note Guarantee, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add a Note Guarantee with respect to the Notes, to secure the Notes, to add to the covenants of the Issuers for the benefit of the holders or to surrender any right or power conferred upon the Issuers, to make any change that does not adversely affect the rights of any holder, to comply with any requirement of the SEC in connection with the qualification of the 2016 Note Indenture under the TIA to effect any provision of the 2016 Note Indenture or to make certain changes to the 2016 Note Indenture to provide for the issuance of additional Notes.

The consent of the 2016 Noteholders is not necessary under the 2016 Note Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the 2016 Note Indenture becomes effective, the Issuers are required to mail to the respective 2016 Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all 2016 Noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees, Managers and Stockholders

No director, officer, employee, manager, incorporator or holder of any Equity Interests in the Issuers or any direct or indirect parent corporation, as such, will have any liability for any obligations of the Issuers under the Notes, the 2016 Note Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a 2016 Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A 2016 Noteholder may transfer or exchange Notes in accordance with the 2016 Note Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a 2016 Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a 2016 Noteholder to pay any taxes required by law or permitted by the 2016 Note Indenture. The Issuers are not required to transfer or exchange any 2016 Note selected for redemption or to transfer or exchange any 2016 Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a 2016 Note will be treated as the owner of such 2016 Note for all purposes.

Satisfaction and Discharge

The 2016 Note Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Notes, as expressly provided for in the 2016 Note Indenture) as to all outstanding Notes when:

(1)

either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)	the Issuers and/or the Note Guarantors have paid all other sums payable under the 2016 Note Indenture; and

(3)	the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the 2016 Note Indenture relating to the satisfaction and discharge of the 2016 Note Indenture have been complied with.

Defeasance

The Issuers at any time may terminate all their obligations under the Notes and the 2016 Note Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Issuers at any time may terminate their obligations under the covenants described under “—Certain Covenants,” the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “—Defaults” and the undertakings and covenants contained under “—Change of Control” and “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”). If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Note Guarantor will be released from all of its obligations with respect to its Note Guarantee.

The Issuers may exercise their legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6), (7) (with respect only to Significant Subsidiaries) or (8) under “—Defaults” or because of the failure of RBS Global to comply with the first clause (4) under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the applicable issue of Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable Federal income tax law).

Concerning the Trustee

Wells Fargo Bank, N.A. is the Trustee under the 2016 Note Indenture and has been appointed by the Issuers as Registrar and a Paying Agent with regard to the Notes.

Governing Law

The 2016 Note Indenture provides that it and the old Notes are, and the exchange Notes will be, governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry, Delivery and Form

Except as set forth herein, the exchange Notes will initially be issued in the form of one or more fully registered notes in global form without coupons (a “Global Note”). Each Global Note shall be deposited with the Trustee, as custodian for, and registered in the name of DTC or a nominee thereof, The old Notes to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the Global note.

Depositary Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a Global 2016 Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global 2016 Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global 2016 Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global 2016 Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Notes Indenture, the Issuers and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, the Trustee nor any agent of the Issuers or the Trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or the Issuers. Neither the Issuers nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Notes, and the Issuers and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Transfer Restrictions,” transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the Issuers that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither the Issuers nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global 2016 Note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

(2)	the Issuers, at their option, notify the Trustee in writing that they elect to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing a Default with respect to the Notes.

In addition, beneficial interests in a Global 2016 Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the 2016 Note Indenture. In all cases, Certificated Notes delivered in exchange for any Global 2016 Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global 2016 Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Transfer Restrictions.”

Certain Definitions

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Apollo Acquisition” means the acquisition by Affiliates of the Sponsors of substantially all of the outstanding shares of capital stock of RBS Global, pursuant to the Apollo Merger Agreement.

“Apollo Acquisition Documents” means the Apollo Merger Agreement and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date or thereafter (so long as any amendment, supplement or modification after the Issue Date, together with all other amendments, supplements and modifications after the Issue Date, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the Apollo Acquisition Documents as in effect on the Issue Date).

“Apollo Merger Agreement” means the agreement and plan of merger, dated as of May 24, 2006, by and among Chase Acquisition I, Inc., a Delaware corporation, Merger Sub, RBS Global and TC Group, L.L.C., a Delaware limited liability company, as amended, supplemented or modified from time to time prior to the Issue Date or thereafter (so long as any amendment, supplement or modification after the Issue Date, together with all other amendments, supplements and modifications after the Issue Date, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the Apollo Merger Agreement as in effect on the Issue Date).

“Apollo Transactions” means the Apollo Acquisition and the transactions related thereto, the offering of the Original 2014 Notes and Existing Senior Subordinated Notes and borrowings made pursuant to the Credit Agreement on the Issue Date.

“Applicable Premium” means, with respect to any 2016 Note on any applicable redemption date, the greater of:

(1)	1% of the then outstanding principal amount of the 2016 Note; and

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the 2016 Note, at August 1, 2011 (such redemption price being set forth in the applicable table appearing above under “—Optional Redemption”) plus (ii) all required interest payments due on the 2016 Note through August 1, 2011 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the then outstanding principal amount of the 2016 Note.

“Asset Sale” means:

(1)	the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) outside the ordinary course of business of RBS Global or any Restricted Subsidiary of RBS Global (each referred to in this definition as a “disposition”) or

(2)	the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to RBS Global or another Restricted Subsidiary of RBS Global) (whether in a single transaction or a series of related transactions), in each case other than:

(a)	a disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out property or equipment in the ordinary course of business;

(b)	the disposition of all or substantially all of the assets of RBS Global in a manner permitted pursuant to the provisions described above under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c)	any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments”;

(d)	any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value of less than $7.5 million;

(e)	any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary of RBS Global to RBS Global or by RBS Global or a Restricted Subsidiary of RBS Global to a Restricted Subsidiary of RBS Global;

(f)	any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater market value or usefulness to the business of RBS Global and its Restricted Subsidiaries as a whole, as determined in good faith by the Issuers, which in the event of an exchange of assets with a Fair Market Value in excess of (A) $7.5 million shall be evidenced by an Officers’ Certificate, and (B) $15 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of RBS Global;

(g)	foreclosure on assets of RBS Global or any of its Restricted Subsidiaries;

(h)	any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j)	any sale of inventory or other assets in the ordinary course of business;

(k)	any grant in the ordinary course of business of any license of patents, trademarks, know-how or any other intellectual property;

(l)	a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing; and

(m)	the sale of any property in a Sale/Leaseback Transaction within six months of the acquisition of such property.

“Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement and the other Credit Agreement Documents as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to either of the Issuers whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City or the city in which the Trustee’s principal office is located.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock or shares;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of RBS Global described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1)	U.S. dollars, pounds sterling, euros, the national currency of any member state in the European Union or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the U.S. government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3)

certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper issued by a corporation (other than an Affiliate of RBS Global) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6)	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7)	Indebtedness issued by Persons (other than the Sponsors or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s in each case with maturities not exceeding two years from the date of acquisition; and

(8)	investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above.

“Closing Date” means February 7, 2007, the date on which the Notes were issued.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and expensing of any bridge or other financing fees); plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; plus

(3)	commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than RBS Global and its Restricted Subsidiaries; minus

(4)	interest income for such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)	any net after-tax extraordinary, nonrecurring or unusual gains or losses or income, expenses or charges (less all fees and expenses relating thereto), including, without limitation, any severance expenses, and fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition or Indebtedness permitted to be Incurred by the 2016 Note Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments made under the Apollo Acquisition Documents or otherwise related to the Apollo Transactions, in each case, shall be excluded;

(2)	any increase in amortization or depreciation or any one-time non-cash charges or increases or reductions in Net Income, in each case resulting from purchase accounting in connection with the Apollo Transactions or any acquisition that is consummated after the Issue Date shall be excluded;

(3)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4)	any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of RBS Global) shall be excluded;

(6)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(7)	the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8)	solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit contained in “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Note Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9)	an amount equal to the amount of Tax Distributions actually made to any parent of such Person in respect of such period in accordance with clause (12) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10)	any non-cash impairment charges resulting from the application of Statement of Financial Accounting Standards (“SFAS”) Nos. 142 and 144 and the amortization of intangibles arising pursuant to SFAS No. 141 shall be excluded;

(11)	any non-cash expense realized or resulting from employee benefit plans or post-employment benefit plans, grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(12)	any (a) severance or relocation costs or expenses, (b) one-time non-cash compensation charges, (c) the costs and expenses after the Issue Date related to employment of terminated employees, (d) costs or expenses realized in connection with, resulting from or in anticipation of the Apollo Transactions or (e) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(13)	accruals and reserves that are established within 12 months after the Issue Date and that are so required to be established in accordance with GAAP shall be excluded;

(14)

solely for purposes of calculating EBITDA, (a) the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly-owned Restricted

Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(15)	(a)(i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 shall be excluded;

(16)	unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the applications of Financial Accounting Standard 52 shall be excluded; and

(17)	solely for the purpose of calculating Restricted Payments, the difference, if positive, of the Consolidated Taxes of RBS Global calculated in accordance with GAAP and the actual Consolidated Taxes paid in cash by RBS Global during any Reference Period shall be included.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of RBS Global or a Restricted Subsidiary of RBS Global to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (4) and (5) of the definition of Cumulative Credit contained therein.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Taxes” means provision for taxes based on income, profits or capital, including, without limitation, state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Income.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of RBS Global or any Note Guarantor in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of RBS Global or such Note Guarantor after the Issue Date; provided that:

(1)	such cash contributions have not been used to make a Restricted Payment,

(2)	if the aggregate principal amount of such Contribution Indebtedness is greater than the aggregate amount of such cash contributions to the capital of RBS Global or such Note Guarantor, as the case may be, the amount in excess shall be Indebtedness (other than Secured Indebtedness) with a Stated Maturity later than the Stated Maturity of the Notes, and

(3)	such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the Incurrence date thereof.

“Credit Agreement” means (i) the credit agreement entered into on July 21, 2006 in connection with the consummation of the Apollo Acquisition, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, among the Issuers, the guarantors named therein, the financial institutions named therein, and Merrill Lynch Capital Corporation, as Administrative Agent, and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Issuers to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Documents” means the collective reference to the Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by RBS Global or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of RBS Global or any direct or indirect parent of RBS Global (other than Disqualified Stock), that is issued for cash (other than to RBS Global or any of its Subsidiaries or an employee stock ownership plan or trust established by RBS Global or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)

matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital

Stock than the asset sale and change of control provisions applicable to the Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Notes (including the purchase of any Notes tendered pursuant thereto)),

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person, or

(3)	is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the Notes; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of RBS Global or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by RBS Global in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1)	Consolidated Taxes; plus

(2)	Consolidated Interest Expense; plus

(3)	Consolidated Non-cash Charges; plus

(4)	business optimization expenses and other restructuring charges or expenses (which, for the avoidance of doubt, shall include, without limitation, the effect of inventory optimization programs, plant closures, retention, systems establishment costs and excess pension charges); provided that with respect to each business optimization expense or other restructuring charge, the Issuers shall have delivered to the Trustee an Officers’ Certificate specifying and quantifying such expense or charge and stating that such expense or charge is a business optimization expense or other restructuring charge, as the case may be; plus

(5)	the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsors (or any accruals relating to such fees and related expenses) during such period pursuant to the terms of the agreements between the Sponsors and RBS Global and its Subsidiaries as described with particularity in the July Offering Circular and as in effect on the Issue Date;

less, without duplication,

(6)	non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period and any items for which cash was received in a prior period).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common stock or Preferred Stock of RBS Global or any direct or indirect parent of RBS Global, as applicable (other than Disqualified Stock), other than:

(1)	public offerings with respect to RBS Global’s or such direct or indirect parent’s common stock registered on Form S-8; and

(2)	any such public or private sale that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of RBS Global) received by RBS Global after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)	the sale (other than to a Subsidiary of RBS Global or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of RBS Global,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of RBS Global on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Existing Senior Subordinated Notes” means the 11 3/4% Senior Subordinated Notes due 2016 of the Issuers.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that RBS Global or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances under any Qualified Receivables Financing, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that RBS Global or any of its Restricted Subsidiaries has both determined to make and made after the Issue Date and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations (including the Apollo Transactions), discontinued operations and operational changes (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into RBS Global or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of RBS Global. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuers as set forth in an Officers’ Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Apollo Transactions), and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote 3 to the “Summary Historical and Unaudited Pro Forma Financial Data” under “Offering Circular Summary” in the July Offering Circular to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of RBS Global to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuers may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	Consolidated Interest Expense of such Person for such period, and

(2)	all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia and any direct or indirect subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date. For the purposes of the 2016 Note Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder” or “noteholder” means the Person in whose name a 2016 Note is registered on the Registrar’s books.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1)	the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred, in each case Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)	to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3)	to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; and

(4)	to the extent not otherwise included, with respect to RBS Global and its Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, RBS Global or any of its Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of RBS Global or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing or (5) obligations under the Apollo Acquisition Documents.

Notwithstanding anything in the 2016 Note Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the 2016 Note Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the 2016 Note Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of RBS Global, qualified to perform the task for which it has been engaged.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2)	securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency, but excluding any debt securities or loans or advances between and among RBS Global and its Subsidiaries,

(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of RBS Global in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investments” shall include the portion (proportionate to RBS Global’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of RBS Global at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, RBS Global shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)	RBS Global’s “Investment” in such Subsidiary at the time of such redesignation less

(b)	the portion (proportionate to RBS Global’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of RBS Global.

“Issue Date” means July 21, 2006.

“Jacuzzi Merger Agreement” means the agreement and plan of merger, dated as of October 11, 2006, by and among Jacuzzi Brands, Inc., a Delaware corporation, Jupiter Acquisition, LLC, a Delaware limited liability company, and Jupiter Merger Sub, Inc., a Delaware corporation.

“July Offering Circular” means the final offering circular dated July 14, 2006 relating to the original issuance of the initial 2014 notes and the senior subordinated notes.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of RBS Global or any direct or indirect parent of RBS Global, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of RBS Global or any direct or indirect parent of RBS Global, as applicable, was approved by a vote of a majority of the directors of RBS Global or any direct or indirect parent of RBS Global, as applicable, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of RBS Global or any direct or indirect parent of RBS Global, as applicable, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of RBS Global or any direct or indirect parent of RBS Global, as applicable.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by RBS Global or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by RBS Global as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by RBS Global after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Note Guarantee” means any guarantee of the obligations of the Issuer under the 2016 Note Indenture and the Notes by any Person in accordance with the provisions of the 2016 Note Indenture.

“Note Guarantor” means any Person that Incurs a Note Guarantee; provided that upon the release or discharge of such Person from its Note Guarantee in accordance with the 2016 Note Indenture, such Person ceases to be a Note Guarantor.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Notes.

“Officer” means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of RBS Global.

“Officers’ Certificate” means a certificate signed on behalf of RBS Global by two Officers of RBS Global, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of RBS Global that meets the requirements set forth in the 2016 Note Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuers or the Trustee.

“Pari Passu Indebtedness” means:

(1)	with respect to the Issuers, the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes; and

(2)	with respect to any Note Guarantor, its Note Guarantee and any Indebtedness which ranks pari passu in right of payment to such Note Guarantor’s Note Guarantee.

“Permitted Holders” means, at any time, each of (i) the Sponsors and (ii) the Management Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the 2016 Note Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)	any Investment in RBS Global or any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents or Investment Grade Securities;

(3)	any Investment by RBS Global or any Restricted Subsidiary of RBS Global in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of RBS Global, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, RBS Global or a Restricted Subsidiary of RBS Global;

(4)	any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date;

(6)	advances to employees not in excess of $15 million outstanding at any one time in the aggregate;

(7)	any Investment acquired by RBS Global or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by RBS Global or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by RBS Global or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(9)	any Investment by RBS Global or any of its Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause

(9) that are at that time outstanding, not to exceed the greater of (x) $100 million and (y) 4.5% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of RBS Global at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of RBS Global after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10)	additional Investments by RBS Global or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of (x) $100 million and (y) 4.5% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11)	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(12)	Investments the payment for which consists of Equity Interests of RBS Global (other than Disqualified Stock) or any direct or indirect parent of RBS Global, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of Cumulative Credit contained in “—Certain Covenants—Limitation on Restricted Payments”;

(13)	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11)(b) of such paragraph);

(14)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15)	guarantees issued in accordance with the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Note Guarantors”;

(16)	Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(17)	any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(18)	additional Investments in joint ventures of RBS Global or any of its Restricted Subsidiaries existing on the Issue Date not to exceed $15 million at any one time; and

(19)	Investments of a Restricted Subsidiary of RBS Global acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with a Restricted Subsidiary of RBS Global in a transaction that is not prohibited by the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation.

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)	Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	(A) Liens on assets of a Restricted Subsidiary that is not a Note Guarantor securing Indebtedness of such Restricted Subsidiary permitted to be Incurred pursuant to the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, (B) Liens securing an aggregate principal amount of Pari Passu Indebtedness not to exceed the greater of (x) the aggregate amount of Pari Passu Indebtedness permitted to be incurred pursuant to clause (a) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) the maximum principal amount of Indebtedness that, as of the date such Indebtedness was Incurred, and after giving effect to the Incurrence of such Indebtedness and the application of proceeds therefrom on such date, would not cause the Secured Indebtedness Leverage Ratio of RBS Global to exceed 4.00 to 1.00, and (C) Liens securing Indebtedness permitted to be Incurred pursuant to clause (d), (l) or (t) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (provided that in the case of clause (t), such Lien does not extend to the property or assets of any Subsidiary of RBS Global other than a Foreign Subsidiary);

(7)	Liens existing on the Issue Date;

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Indebtedness Leverage Ratio” means, with respect to any Person at any date, the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date (determined on a consolidated basis in accordance with GAAP) to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date. In the event that RBS Global or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Indebtedness Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Indebtedness Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuers may elect, pursuant to an Officer’s Certificate delivered to the Trustee, that all or any portion of the commitment under any Secured Indebtedness as being Incurred at the time such commitment is entered into and any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be the creation or Incurrence of a Lien at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that RBS Global or any of its Restricted Subsidiaries has both determined to make and made after the Issue Date and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations (including the Apollo Transactions), discontinued operations and other operational changes (and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into RBS Global or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of RBS Global. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuers as set forth in an Officers’ Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Apollo Transactions), and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote 3 to the “Summary Historical and Unaudited Pro Forma Financial Data” under “Summary” in the July Offering Circular to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Significant Subsidiary” means Rexnord and any other Restricted Subsidiary that would be a “Significant Subsidiary” of RBS Global within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Similar Business” means a business, the majority of whose revenues are derived from the activities of RBS Global and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Sponsors” means (i) one or more investment funds controlled by Apollo Management, L.P. and its Affiliates (collectively, the “Apollo Sponsors”) and (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Apollo Sponsors, provided that any Apollo Sponsor (x) owns a majority of the voting power and (y) controls a majority of the Board of Directors of RBS Global.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by RBS Global or any Subsidiary of RBS Global which RBS Global has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to either of the Issuers, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any Note Guarantor, any Indebtedness of such Note Guarantor which is by its terms subordinated in right of payment to its Note Guarantee.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Tax Distributions” means any distributions described in clause (12) of the covenant entitled “—Certain Covenants—Limitation on Restricted Payments.”

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the 2016 Note Indenture.

“Total Assets” means the total consolidated assets of RBS Global and its Restricted Subsidiaries, as shown on the most recent balance sheet of RBS Global.

“Transactions” means, collectively, (i) the merger of Jupiter Merger Sub, Inc. with and into Jacuzzi Brands, Inc. and the payment of merger consideration in connection therewith, (ii) the sale of the bath products business of Jacuzzi Brands, Inc. to Bath Acquisition Corp., (iii) the contribution of the stock of Jacuzzi Brands, Inc. to RBS Global, (iv) the tender offer by Jacuzzi Brands, Inc. for all of its outstanding 9 5/8% Senior Secured Notes due 2010, (v) the offering of Notes and the additional 9 1/2% Senior Notes due 2014, (vi) borrowings under the Credit Agreement on the Issue Date, and (v) the payment of fees and expenses in relation to the foregoing.
“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to August 1, 2010; provided, however, that if the period from such redemption date to August 1, 2010 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means:

(1)

any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and

(2)	who shall have direct responsibility for the administration of the 2016 Note Indenture.

“Trustee” means the party named as such in the 2016 Note Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of RBS Global that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of RBS Global may designate any Subsidiary of RBS Global (including any newly acquired or newly formed Subsidiary of RBS Global) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, RBS Global or any other Subsidiary of RBS Global that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of RBS Global or any of its Restricted Subsidiaries; provided, further, however, that either:

(a)	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)	if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of RBS Global may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)	(1) RBS Global could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for RBS Global and its Restricted Subsidiaries would be greater than such ratio for RBS Global and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)	no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of RBS Global shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of RBS Global giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares required to be held by Foreign Subsidiaries) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

General

The following is a summary of material U.S. federal income tax consequences of the exchange of old notes for exchange notes pursuant to the exchange offer, but does not address any other aspects of U.S. federal income tax consequences to holders of old notes or exchange notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations thereunder, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof and published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive. This summary is not binding on the Internal Revenue Service or on the courts, and no ruling will be requested from the Internal Revenue Service on any issues described below. There can be no assurance that the Internal Revenue Service will not take a different position concerning the matters discussed below and that such positions of the Internal Revenue Service would not be sustained.

Except as expressly stated otherwise, this summary applies only to U.S. holders that exchange old notes for exchange notes in the exchange offer and who hold the old notes as capital assets within the meaning of Section 1221 of the Code. It does not address the tax consequences to holders who are subject to special rules under U.S. federal income tax laws (such as financial institutions, tax-exempt organizations and insurance companies). A “U.S. holder” means a beneficial owner of a note and is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income tax regardless of the source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all its substantial decisions or if a valid election to be treated as a United States person is in effect with respect to such trust.

Persons considering the exchange of old notes for exchange notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Exchange of an Old Note for an Exchange Note Pursuant to the Exchange Offer

The exchange by any holder of an old note for an exchange note will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, no gain or loss will be recognized by holders that exchange old notes for exchange notes pursuant to the exchange offer. For purposes of determining gain or loss upon the subsequent sale or exchange of exchange notes, a holder’s tax basis in an exchange will be the same as such holder’s tax basis in the old note exchanged therefor. Holders will be considered to have held the exchange notes from the time of their acquisition of the old notes.

PLAN OF DISTRIBUTION

Until 90 days after the date of this prospectus, all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes only where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days from the date on which the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until June 20, 2007, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days from the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker-dealers and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and the enforceability of obligations under the exchange notes and guarantees being issued are being passed upon for us by O’Melveny & Myers LLP, New York, New York.

EXPERTS

The consolidated financial statements of RBS Global, Inc. as of March 31, 2005 and 2006 and for the years ended March 31, 2004, 2005 and 2006 appearing in this prospectus and the registration statement of which this prospectus is a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Jacuzzi Brands, Inc. as of September 30, 2005 and 2006, and for the years ended September 30, 2004, 2005 and 2006 appearing in this prospectus and the registration statement of which this prospectus is a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We will be required to file annual and quarterly reports and other information with the SEC after the registration statement described below is declared effective by the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

We have filed a registration statement on Form S-4 to register with the SEC the exchange notes to be issued in exchange for the old notes. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize in this prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

RBS GLOBAL, INC. AND SUBSIDIARIES

JACUZZI BRANDS, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Page

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF RBS GLOBAL, INC.
Condensed Consolidated Balance Sheets at March 31, 2006 (Predecessor) and December 30, 2006	F-2
Condensed Consolidated Statements of Operations for the Nine Months and Periods Ended January 1, 2006, April 1, 2006 through July 21, 2006, and July 22, 2006 through December 30, 2006	F-3
Condensed Consolidated Statements of Cash Flows for the Nine Months and Periods Ended January 1, 2006, April 1, 2006 through July 21, 2006, and July 22, 2006 through December 30, 2006	F-4
Notes to Consolidated Financial Statements	F-5

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF RBS GLOBAL, INC.
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-24
Consolidated Balance Sheets as of March 31, 2005 and 2006	F-25
Consolidated Statements of Income for the years ended March 31, 2004, 2005 and 2006	F-26
Consolidated Statements of Stockholders’ Equity for the years ended March 31, 2004, 2005 and 2006	F-27
Consolidated Statements of Cash Flows for the years ended March 31, 2004, 2005 and 2006	F-28
Notes to Consolidated Financial Statements	F-29

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF JACUZZI BRANDS, INC.
Condensed Consolidated Balance Sheets at September 30, 2006 and December 31, 2006	F-55
Condensed Consolidated Statements of Operations for the Three Months Ended December 31, 2005 and December 31, 2006	F-56
Condensed Consolidated Statements of Cash Flows for the Three Months Ended December 31, 2005 and December 31, 2006	F-57
Notes to Consolidated Financial Statements	F-58

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF JACUZZI BRANDS, INC.
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-74
Consolidated Statements of Operations for the years ended September 30, 2004, 2005 and 2006	F-75
Consolidated Balance Sheets at September 30, 2005 and 2006	F-76
Consolidated Statements of Cash Flows for the years ended September 30, 2004, 2005 and 2006	F-77
Consolidated Statements of Changes in Stockholders’ Equity for the years ended September 30, 2004, 2005 and 2006	F-78
Notes to Consolidated Financial Statements	F-79

RBS Global, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(in millions)

	Predecessor
	March 31, 2006	December 30, 2006
		(Unaudited)
Assets
Current assets:
Cash	$22.5	$17.9
Receivables, net	177.4	162.4
Inventories, net	191.9	218.2
Other current assets	22.2	28.1

Total current assets	414.0	426.6

Property, plant and equipment, net	348.9	366.0
Intangible assets, net	141.1	530.7
Goodwill	670.4	987.7
Other assets	33.7	56.5

Total assets	$1,608.1	$2,367.5

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	$1.9	$2.0
Trade payables	119.3	97.8
Income taxes payable	3.9	4.6
Deferred income taxes	7.0	15.0
Compensation and benefits	44.9	38.1
Current portion of pension obligations	20.8	10.2
Current portion of postretirement benefit obligations	5.1	5.1
Interest payable	13.5	46.5
Other current liabilities	38.4	44.2

Total current liabilities	254.8	263.5

Long-term debt	751.8	1,377.9
Pension obligations	61.6	64.3
Postretirement benefit obligations	33.5	43.9
Deferred income taxes	40.2	194.0
Other liabilities	25.1	22.3

Total liabilities	1,167.0	1,965.9
Stockholders’ equity
Common stock, $0.01 par value; at March 31, 2006, 5,000,000 shares were authorized and 3,623,809 shares were issued and outstanding; at December 30, 2006, 100,000 shares were authorized and 1,000 shares were issued and outstanding	0.1	0.1
Additional paid in capital	363.4	402.9
Retained earnings (accumulated deficit)	68.3	(4.1)
Accumulated other comprehensive income	9.3	2.7

Total stockholders’ equity	441.1	401.6

Total liabilities and stockholders’ equity	$1,608.1	$2,367.5

See notes to the condensed consolidated financial statements.

RBS Global, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(in millions)

	Nine Months and Periods Ended
	Predecessor
	January 1, 2006 (Unaudited)	Period from April 1, 2006 through July 21, 2006 (Unaudited)	Period from July 22, 2006 through December 30, 2006 (Unaudited)
Net sales	$777.7	$334.2	$535.4
Cost of sales	537.6	237.7	367.3

Gross profit	240.1	96.5	168.1
Selling, general and administrative expenses	136.6	63.1	92.1
Loss on Canal Street accident, net	—	—	7.9
Restructuring and other similar costs	20.3	—	—
Transaction-related costs	—	62.7	—
Amortization of intangible assets	11.6	5.0	16.0

Income (loss) from operations	71.6	(34.3)	52.1
Non-operating income (expense):
Interest expense, net	(45.2)	(21.0)	(63.7)
Other income (expense), net	(3.8)	(0.4)	7.0

(Loss) income before income taxes	22.6	(55.7)	(4.6)
(Benefit) provision for income taxes	9.4	(16.1)	(0.5)

Net (loss) income	$13.2	$(39.6)	$(4.1)

See notes to the condensed consolidated financial statements.

RBS Global, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(in millions)

	Nine Months and Periods Ended
	Predecessor
	January 1, 2006 (Unaudited)	Period from April 1, 2006 through July 21, 2006 (Unaudited)	Period from July 22, 2006 through December 30, 2006 (Unaudited)

Operating activities
Net (loss) income	$13.2	$(39.6)	$(4.1)
Adjustments to reconcile net income (loss) to cash provided by (used for) operating activities:
Depreciation	31.9	14.0	22.3
Amortization of intangible assets	11.6	5.0	16.0
Amortization of deferred financing costs	2.7	1.1	3.3
Loss (gain) on dispositions of property, plant and equipment	—	(1.3)	0.5
Non-cash write-off of deferred financing fees	—	20.5	—
Other non-cash charges	6.4	—	—
Stock option expense	—	—	2.7
Changes in operating assets and liabilities:
Receivables	5.9	12.4	0.9
Inventories	(7.6)	(18.1)	9.6
Other assets	(2.5)	(1.3)	7.8
Accounts payable	(3.6)	(17.2)	(9.8)
Accrued transaction fees	—	18.6	(18.6)
Accruals and other	(13.5)	1.5	26.3

Cash provided by (used for) operating activities	44.5	(4.4)	56.9

Investing activities
Expenditures for property, plant and equipment	(22.3)	(11.7)	(18.2)
Proceeds from dispositions of property, plant and equipment	1.0	1.6	1.1
Acquisitions, net of cash acquired	(301.3)	(5.6)	(1,011.6)

Cash used for investing activities	(322.6)	(15.7)	(1,028.7)

Financing activities
Proceeds from issuance of long-term debt	312.0	16.9	1,430.7
Repayments of long-term debt	(45.1)	(8.5)	(813.7)
Payment of financing fees	(7.6)	(0.2)	(55.2)
Payment of tender premium	—	—	(23.1)
Capital contribution	—	—	438.0
Proceeds from issuance of common stock	1.2	—	1.6

Cash provided by financing activities	260.5	8.2	978.3
Effect of exchange rate changes on cash	—	0.2	0.6

Increase (decrease) in cash	(17.6)	(11.7)	7.1
Cash at beginning of period	26.3	22.5	10.8

Cash at end of period	$8.7	$10.8	$17.9

See notes to the condensed consolidated financial statements.

RBS Global, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

December 30, 2006

(Unaudited)

1. Basis of Presentation and Significant Accounting Policies

The unaudited condensed consolidated financial statements of RBS Global, Inc. and subsidiaries (collectively, “the Company” or “Rexnord”) included herein have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. These financial statements do not include the accounts of Rexnord Holdings, Inc. (“Rexnord Holdings”), the parent company of RBS Global, Inc; however, Rexnord Holdings does not have any operations or investments other than its investment in RBS Global, Inc. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, the condensed consolidated financial statements include all adjustments necessary for a fair presentation of the results of operations for the interim periods. Results for the interim periods are not necessarily indicative of results that may be expected for the fiscal year ending March 31, 2007. It is suggested that these condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements of the Company including the notes thereto included in the Company’s most recent Annual Report on Form 10-K.

The Company

The Company is a manufacturer of precision motion technology products whose portfolio includes gears, industrial bearings, flattop chain and modular conveyor belts, couplings, aerospace bearings and seals, industrial chain and special components. The products are either incorporated into products sold by original equipment manufacturers (“OEMs”) or sold to end-users through industrial distributors as aftermarket products.

As a result of our recent acquisition of the Zurn Water Management business of Jacuzzi Brands, Inc. (see note 16), we are also a leading supplier of professional grade specification drainage, PEX piping, water control and commercial brass products, serving the commercial and institutional construction, civil and public water works markets.

Compensated Absences

In the third quarter of fiscal 2007, the Company changed its domestic vacation policy for certain employees so that vacation pay is earned ratably throughout the year and must be used by year-end. The accrual for compensated absences was reduced by $6.7 million in the quarter to eliminate vacation pay no longer required to be accrued or paid under the current policy.

Share Based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“SFAS”) No. 123, Share Based Payment (SFAS 123(R)). SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Generally, compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards are re-measured each reporting period. Compensation cost is recognized over the requisite service period, generally as the awards vest. As a nonpublic entity that previously used the minimum value method for pro forma disclosure purposes under SFAS 123, the Company adopted SFAS 123(R) using the prospective transition method of adoption on April 1, 2006. Accordingly, the provisions of SFAS 123(R) are applied prospectively to new awards and to awards modified, repurchased or cancelled after the adoption date. The Company’s outstanding stock options as of the adoption date continued to be accounted for under the provisions of Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations through July 21, 2006, the date of the Apollo transaction discussed in Note 2. The Company did not grant, repurchase, cancel or significantly modify any stock options from April 1, 2006 through July 21, 2006. In connection with the Apollo transaction, all previously outstanding stock options became fully vested and were either cashed out or rolled into fully-vested stock options of Rexnord Holdings. On July 21, 2006, a total of 577,945 of rollover stock options were granted, each with an exercise price of $7.13. As of December 30, 2006, 575,463 of these rollover stock options remain outstanding.

In connection with the Apollo transaction, the Board of Directors of Rexnord Holdings also adopted, and stockholders approved, the 2006 Stock Option Plan of Rexnord Holdings, Inc. (the “Option Plan”). Persons eligible to receive options under the Option Plan include officers, employees or directors of Rexnord Holdings or any of its subsidiaries and certain consultants and advisors to Rexnord Holdings or any of its subsidiaries. The maximum number of shares of Rexnord Holdings common stock that may be issued or transferred pursuant to options under the Option Plan equals 2,000,000. On July 21, 2006, 1,434,937 stock options were granted under the Option Plan. Through December 30, 2006, 44,585 additional options were granted and 20,764 previously outstanding options were forfeited, resulting in 1,458,758 outstanding options as of December 30, 2006. All of the options granted under the Option Plan have an exercise price of $47.50, the estimated fair value of the Company’s stock on the date of grant, and the term of each option is ten years. Approximately 50% of the options granted vest ratably over five years from the date of grant; the remaining fifty percent of the options are eligible to vest based on Rexnord Holdings’ achievement of earnings before interest, taxes, depreciation and amortization (“EBITDA”) targets and debt repayment targets for fiscal years 2007 through 2011.

The fair value of each option granted under the Option Plan was estimated on the date of grant using the Black-Scholes valuation model that uses the following assumptions: expected volatility of 28% based on the expected volatilities of publicly-traded companies within our industry; an expected term of 7.5 years based on the midpoint between when the options vest and when they expire; the risk free interest rate based on the U.S. Treasury yield curve in effect at the date of grant; and expected dividends of zero. The weighted average grant date fair value of options granted under the Option Plan between July 22, 2006 and December 30, 2006 was $20.68. As of December 30, 2006, there was $28.4 million of total unrecognized compensation cost related to nonvested stock options granted under the Option Plan. That cost is expected to be recognized over a weighted average period of 4.6 years.

New Accounting Pronouncements

In September 2006, the FASB released SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). Under the new standard, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. The Company will be required to adopt the recognition and disclosure provisions of SFAS 158 as of March 31, 2008. The Company is currently reviewing the requirements of SFAS 158 to determine the impact on its financial position or results of operations.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in an income tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company is required to adopt FIN 48 in fiscal 2008 and is currently reviewing the requirements of FIN 48 to determine the impact on its financial position or results of operations.

2. Acquisitions

Apollo Transaction and Related Financing

On July 21, 2006 (the “Merger Date”), certain affiliates of Apollo Management, L.P. (“Apollo”) purchased the Company from The Carlyle Group and management for approximately $1.825 billion, excluding transaction fees, through the merger of Chase Merger Sub, Inc., an entity formed and controlled by Apollo, with and into RBS Global, Inc. (the “Merger”). The Merger was financed with (i) $485.0 million of 9.50% senior notes due 2014, (ii) $300.0 million of 11.75% senior subordinated notes due 2016, (iii) $645.7 million of borrowings under new senior secured credit facilities (consisting of a seven-year $610.0 million term loan facility and $35.7 million of borrowings under a six-year $150.0 million revolving credit facility) and (iv) $475.0 million of equity contributions (consisting of a $438.0 million cash contribution from Apollo and $37.0 million of rollover stock and stock options held by management participants). The proceeds from the Apollo cash contribution and the new financing arrangements, net of related debt issuance costs, were used to (i) purchase the Company from its then existing shareholders for $1,011.6 million, including transaction costs; (ii) repay all outstanding borrowings under our previously existing Credit Agreement as of the Merger Date, including accrued interest; (iii) repurchase substantially all of our $225.0 million of 10.125% senior subordinated notes outstanding as of the Merger Date pursuant to a tender offer, including accrued interest and tender premium; and (iv) pay certain seller-related transaction costs.

The accompanying condensed consolidated financial statements include the accounts of RBS Global, Inc. and subsidiaries subsequent to the Merger (collectively, “the Company”). The financial statements of RBS Global, Inc. and subsidiaries prior to the Merger (collectively, the “Predecessor”) are presented for comparative purposes.

The Merger has been accounted for using the purchase method of accounting and, accordingly, resulted in a new basis of accounting for the Company. The purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values, which are preliminary and based upon currently available information. The Company is still in the process of finalizing third-party appraisals of the acquired property, plant and equipment and certain identifiable intangible assets. In addition, management is still finalizing its strategic assessment of the business, which may give rise to additional purchase liabilities. Accordingly, final adjustments to the purchase price allocation may be required. The Company expects to finalize the purchase price allocation within one year from the date of the Merger.

The following table summarizes the Company’s assets and liabilities at the date of acquisition (in millions):

Cash	$10.8
Receivables	161.2
Inventories	233.5
Other current assets	23.3
Property, plant and equipment	374.0
Intangible assets	547.0
Goodwill	987.7
Other assets	59.2

Total assets acquired	2,396.7
Accounts payable	(106.1)
Accrued liabilities	(244.6)
Deferred taxes	(211.6)
Long-term debt	(1,435.7)

Net assets acquired	$398.7

The $398.7 million of net assets acquired consists of Apollo’s $438.0 million cash contribution and $3.8 million of carryover basis in rollover stock, net of a $43.1 million deemed cash dividend to the selling shareholders that was required to be recognized by Emerging Issues Task Force Issue No. 88-16, Basis in Leveraged Buyout Transactions, due to the increased leverage of the Company.

The $547.0 million of acquired intangible assets consist primarily of tradenames, customer relationships, patents, a covenant not to compete and acquired software. The acquired customer relationships, patents, covenant not to compete and software are being amortized over their weighted average useful lives (10 years for customer relationships, 11 years for patents, 4 months for the covenant not to compete and one year for software). The acquired tradenames have an indefinite life and are not being amortized but are tested annually for impairment. Most of the acquired goodwill is not expected to be deductible for income tax purposes.

Acquisition of Jacuzzi’s Zurn Water Management Business

On February 7, 2007 we acquired the water management business (“Zurn”) of Jacuzzi Brands, Inc. from an affiliate of Apollo for a cash purchase price of approximately $942.0 million, including transaction costs. The purchase price was financed through an equity investment by Apollo and its affiliates of approximately $282.0 million and debt financing of approximately $660.0 million, consisting of (i) $310.0 million of 9.50% senior notes due 2014, (ii) $150.0 million of 8.875% senior notes due 2016 and (iii) $200.0 million of borrowings under existing senior secured credit facilities. This acquisition created a new strategic water management platform for Rexnord. The Company’s results and financial statements for the three and nine months ended December 30, 2006 do not include the impact of the Zurn acquisition.

Zurn is a leader in the multi-billion dollar non-residential construction and replacement market for plumbing fixtures and fittings. It designs and manufactures plumbing products used in commercial and industrial construction, renovation and facilities maintenance markets in North America, and holds a leading market position across most of its businesses.

Acquisition of Dalong Chain Company

On July 11, 2006, the Company acquired Dalong Chain Company (“Dalong”) located in China for $5.6 million in cash plus the assumption of certain liabilities. The acquisition was financed primarily with existing cash and was accounted for using the purchase method of accounting. This acquisition is not expected to have a material impact on the Company’s fiscal 2007 consolidated results of operations.

Acquisition of The Falk Corporation

On May 16, 2005, the Company acquired The Falk Corporation (“Falk”) from Hamilton Sundstrand, a division of United Technologies Corporation (“UTC”), for $301.3 million ($306.2 purchase price including transaction related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. The acquisition of Falk was funded by a $312 million term loan obtained through an amendment to our credit agreement and was accounted for using the purchase method of accounting. During fiscal 2006, the preliminary allocation of the Falk purchase price to identifiable assets acquired and liabilities assumed resulted in the recording of $95.3 million of goodwill. Final purchase accounting adjustments have been recorded in fiscal 2007, resulting in an additional $1.0 million of goodwill.

The following table sets forth certain unaudited pro forma financial information for the Company’s first nine months of fiscal 2006 as if the acquisition of Falk and related issuance of debt had occurred as of the beginning of that period (in millions):

Nine Months Ended January 1, 2006 (Unaudited)
Net sales	$802.9
Net income	$12.8

3. Canal Street Facility Accident

On December 6, 2006, the Company experienced an explosion at its primary gear manufacturing facility (“Canal Street”), in which three employees lost their lives and approximately 45 employees were injured. Canal Street is comprised of over 1.1 million square feet among several buildings, and employed approximately 750 associates prior to the accident. Preliminary reports indicate the accident resulted from a leak in an underground pipe related to a backup propane gas system that was being tested. The explosion destroyed approximately 80,000 square feet of warehouse, storage and non-production buildings, and damaged portions of other production areas. The Canal Street facility manufactures portions of the Company’s gear product line and, to a lesser extent, the Company’s coupling product line. The Company’s core production capabilities were substantially unaffected by the accident.

As of December 30, 2006, the Company has recorded the following expenses (income) related to this incident (in millions):

		Period from July 22, 2006 through December 30, 2006 (Unaudited)
Insurance deductibles		$1.0
Professional services		0.8
Clean-up and restoration expenses		6.0

Non-cash asset impairments:
Inventories	$7.6
Property, plant and equipment, net	4.4

Subtotal asset impairments		12.0
Other		0.1

Subtotal prior to estimated property insurance recoveries		$19.9

Less expected property insurance recoveries		(12.0)

Loss on Canal Street facility accident, net (excluding business interruption insurance recoveries)		$7.9

The Company has substantial property, casualty, liability, workers’ compensation and business interruption insurance. Management believes that the limits of coverage will be in excess of the losses incurred. The property, casualty and business interruption liability insurance provides coverage of up to $2.0 billion per incident. The aggregate amount of deductibles under all insurance coverage is $1.0 million. The accident affected production and shipments from the Canal Street facility, creating a business interruption. The Company is actively working with its insurance carriers to determine the amounts and timing of the insurance proceeds recoverable under its property, casualty and business interruption coverage. Although the Company expects to ultimately recover a substantial majority of these charges and impairments under its insurance coverage, pursuant to U.S. generally accepted accounting principles (“GAAP”) it has only recorded insurance recoveries in the amount of $12.0 million for the property impairments as of the fiscal quarter ended December 30, 2006. Additional recoveries are expected to become recordable under GAAP in subsequent periods. Through February 13, 2007, the Company has received cash advances from its insurance carriers totaling $22.0 million, of which $7.0 million was received in December 2006.

4. Restructuring and Other Similar Costs

The Company did not incur any restructuring and other similar costs during the nine months ended December 30, 2006. Restructuring and other similar costs totaled $20.3 million for the nine-month period ended

January 1, 2006, and relate to plans the Company initiated to restructure certain manufacturing operations and reduce headcount at certain locations, including the continuation of certain Falk plant consolidation activity that had been initiated prior to the Company’s acquisition of Falk.

5. Transaction-related Costs

The Company expensed the following transaction-related costs in connection with the Merger (in millions):

Predecessor
Period from April 1, 2006 through July 21, 2006 (Unaudited)

Seller-related expenses	$19.1
Bond tender premium	23.1
Write-off deferred financing fees	20.5

$62.7

Seller-related expenses consist of investment banking fees, outside attorney fees, and other third-party fees. The bond tender premium relates to the Company’s $225.0 million of senior subordinated notes, substantially all of which were repurchased in connection with the Merger. The Company also incurred a non-cash charge of $20.5 million to write-off the remaining net book value of previously-capitalized financing fees related to the Company’s term loans and senior subordinated notes that were repaid/repurchased in connection with the Merger.

6. Recovery Under Continued Dumping and Subsidy Offset Act (“CDSOA”)

The U.S. government has eight antidumping duty orders in effect against certain foreign producers of ball bearings exported from six countries, tapered roller bearings from China and spherical plain bearings from France. The foreign producers of the ball bearing orders are located in France, Germany, Italy, Japan, Singapore and the United Kingdom. The Company is a producer of ball bearing products in the United States. The CDSOA provides for distribution of monies collected by Customs and Border Protection (“CBP”) from antidumping cases to qualifying producers, on a pro rata basis, where the domestic producers have continued to invest their technology, equipment and people in products that were the subject of the anti-dumping orders. As a result of providing relevant information to CBP regarding calendar 2006 and prior years’ manufacturing, personnel and development costs, the Company received $8.8 million, its pro rata share of the total CDSOA distribution, during the third quarter of fiscal 2007, which is included in other income, net on the consolidated statement of operations.

In February 2006, U.S. Legislation was enacted that would end CDSOA distributions for imports covered by anti-dumping duty orders entering the U.S. after September 30, 2007. Because monies will continue to be collected by CBP until September 30, 2007 and for prior year entries, the Company may receive some additional distributions beyond 2007; however, the Company can not reasonably estimate the amount of CDSOA distributions it will receive in future years, if any.

7. Income Taxes

The provision for income taxes for all periods presented is based on an estimated effective income tax rate for the respective full fiscal years. The estimated annual effective income tax rate is determined excluding the effect of significant unusual items or items that are reported net of their related tax effects. The tax effect of significant unusual items is reflected in the period in which they occur. The Company’s income tax benefit recognized in the first nine months of fiscal 2007 was reduced as a result of approximately $7.9 million of non-deductible expenses incurred in connection with the sale of the Company to Apollo. In addition, the Company increased its valuation allowance for foreign tax credits generated and state net operating losses incurred during this period for which the realization of such benefits is not deemed more-likely-than-not.

8. Comprehensive (Loss) Income

Comprehensive (loss) income consists of the following (in millions):

	Nine Months and Periods Ended
	Predecessor
	January 1, 2006 (Unaudited)	Period from April 1, 2006 through July 21, 2006 (Unaudited)	Period from July 22, 2006 through December 30, 2006 (Unaudited)
Net (loss) income	$13.2	$(39.6)	$(4.1)
Other comprehensive income (loss) –

Unrealized gain (loss) on interest rate derivatives, net of a $0.1 tax provision and $0.2 tax benefit for the three and nine month periods ended, respectively	—	—	(0.3)
Foreign currency translation adjustments	(3.8)	3.1	3.0

Comprehensive (loss) income	$9.4	$(36.5)	$(1.4)

9. Inventories

The major classes of inventories are summarized as follows (in millions):

	Predecessor	December 30, 2006
	March 31, 2006
		(Unaudited)
Finished goods	$111.6	$122.2
Work in process	45.6	47.8
Raw materials	36.1	38.5

Inventories at FIFO cost	193.3	208.5
Adjustment to state inventories at LIFO cost	(1.4)	9.7

	$191.9	$218.2

The Company adjusted inventories to fair value in connection with the Merger, which increased inventories by approximately $19.6 million as of July 21, 2006. Approximately $17.2 million of this purchase accounting adjustment relates to inventories that were subsequently sold during the period from July 22, 2006 through December 30, 2006; however, the sale of those inventories also resulted in approximately $11.7 million of additional last-in, first-out (“LIFO”) income during that same period. As a result, on a LIFO basis approximately $14.1 million of the initial purchase accounting adjustment remains in our inventories at December 30, 2006.

10. Other Current Liabilities

Other current liabilities are summarized as follows (in millions):

	Predecessor	December 30,
	March 31, 2006	2006 (Unaudited)

Taxes, other than income taxes	$4.4	$3.8
Sales rebates	8.5	6.1
Severance obligations	3.2	2.0
Customer advances	7.2	15.5
Product warranty	2.7	3.0
Other	12.4	13.8

	$38.4	$44.2

11. Long-Term Debt

Long-term debt is summarized as follows (in millions):

	Predecessor	December 30,
	March 31, 2006	2006 (Unaudited)

Term loans	$524.0	$590.0
Borrowings under revolving credit facility	—	—
9.50% Senior notes due 2014	—	485.0
11.75% Senior subordinated notes due 2016	—	300.0
10.125% Senior subordinated notes due 2012	225.0	0.3
Other	4.7	4.6

Total	753.7	1,379.9
Less current portion	1.9	2.0

Long-term debt	$751.8	$1,377.9

In connection with the Merger, all borrowings under the Company’s previous credit agreement and substantially all of the $225.0 million of 10.125% senior subordinated notes were repaid or repurchased on July 21, 2006. The acquisition was financed in part with (i) $485.0 million of 9.50% senior notes due 2014, (ii) $300.0 million of 11.75% senior subordinated notes due 2016, and (iii) $645.7 million of borrowings under new senior secured credit facilities (consisting of a seven-year $610.0 million term loan facility and $35.7 million of borrowings under a six-year $150.0 million revolving credit facility).

Borrowings under the Company’s new $610.0 million term loan facility accrue interest, at the Company’s option, at the following rates per annum: (i) 2.50% plus the Eurodollar Rate, or (ii) 1.50% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). The weighted averaged interest rate on the Company’s outstanding term loans at December 30, 2006 was 7.88%. Borrowings under the Company’s new $150.0 million term revolving credit facility accrue interest, at the Company’s option, at the following rates per annum: (i) 2.25% plus the Eurodollar Rate, or (ii) 1.25% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). There were no outstanding borrowings on our revolver as of December 30, 2006. Additionally, $22.2 million of the revolving credit facility was considered utilized in connection with outstanding letters of credit at December 30, 2006.

The new senior secured credit facilities limit the Company’s maximum senior secured bank leverage ratio to 4.25 to 1.00, beginning with the fiscal quarter ending December 30, 2006. The senior secured bank leverage ratio was 2.59 to 1.00 at December 30, 2006.

12. Interest Rate Derivatives

In August 2006, the Company entered into an interest rate collar and an interest rate swap to hedge the variability in future cash flows associated with a portion of the Company’s variable-rate term loans. The interest rate collar provides an interest rate floor of 4.0% plus the applicable margin and an interest rate cap of 6.065% plus the applicable margin on $262.0 million of the Company’s variable-rate term loans, while the interest rate swap converts $68.0 million of the Company’s variable-rate term loans to a fixed interest rate of 5.14% plus the applicable margin. Both the interest rate collar and the interest rate swap became effective on October 20, 2006 and have a maturity of three years. These interest rate derivatives have been accounted for as effective cash flow hedges in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The fair value of these interest rate derivatives totaled $(0.5) million at December 30, 2006 and has been recorded on the Company’s consolidated balance sheet with a corresponding decrease in Accumulated Other Comprehensive Income, net of tax.

13. Product Warranty

The Company offers warranties on the sales of certain of its products and records an accrual for estimated future claims. Such accruals are based upon historical experience and management’s estimate of the level of future claims. The following table presents changes in the Company’s product warranty liability (in millions):

	Nine Months and Periods Ended
	Predecessor
	January 1, 2006 (Unaudited)	Period from April 1, 2006 through July 21, 2006 (Unaudited)	Period from July 22, 2006 through December 30, 2006 (Unaudited)

Balance at beginning of period	$0.9	$2.7	$3.1
Acquisition of Falk	1.6	0.3	—
Charged to operations	1.0	0.4	0.1
Claims settled	(1.1)	(0.3)	(0.2)

Balance at end of period	$2.4	$3.1	$3.0

14. Retirement Benefits

The components of net periodic benefit cost are as follows (in millions):

	Nine Months and Periods Ended
	Predecessor
	January 1, 2006 (Unaudited)	Period from April 1, 2006 through July 21, 2006 (Unaudited)	Period from July 22, 2006 through December 30, 2006 (Unaudited)

Pension Benefits:
Service cost	$1.5	$0.7	$0.9
Interest cost	9.9	4.1	6.1
Expected return on plan assets	(9.0)	(4.1)	(6.1)
Amortization:
Actuarial losses	0.1	0.1	—

Net periodic benefit cost	$2.5	$0.8	$0.9

	Nine Months and Periods Ended
	Predecessor
	January 1, 2006 (Unaudited)	Period from April 1, 2006 through July 21, 2006 (Unaudited)	Period from July 22, 2006 through December 30, 2006 (Unaudited)

Other Postretirement Benefits:
Service cost	$0.3	$0.1	$0.2
Interest cost	2.1	0.9	1.2
Amortization:
Prior service cost	(0.2)	(0.1)	—
Actuarial losses	0.6	0.3	0.1

Net periodic benefit cost	$2.8	$1.2	$1.5

The Company made contributions to its U.S. qualified pension plan trusts of $8.0 million and $4.8 million during the periods from April 1, 2006 through July 21, 2006 and from July 22, 2006 through December 30, 2006, respectively. During the first nine months of fiscal 2006, the Company made contributions of $10.8 million to its U.S. qualified pension plan trusts.

15. Guarantor Subsidiaries

The following schedules present condensed consolidating financial information of the Company as of December 30, 2006 and for the period from July 22, 2006 through December 30, 2006 for (a) RBS Global, Inc. and its wholly-owned subsidiary Rexnord LLC (formerly Rexnord Corporation), which together are co-issuers (the “Issuers”) of the senior notes and senior subordinated notes issued on July 21, 2006 in connection with the Merger; (b) on a combined basis, the domestic subsidiaries of the Company, all of which are wholly-owned by the Issuers (collectively, the “Guarantor Subsidiaries”); and (d) on a combined basis, the foreign subsidiaries of the Company (collectively, the “non-Guarantor Subsidiaries”). Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees of the senior notes and senior subordinated notes are full, unconditional and joint and several, and the Company believes separate financial statements and other disclosures regarding the Guarantor Subsidiaries are not material to investors.

The following schedules also present condensed consolidating financial information of the Predecessor as of March 31, 2006 and for the period from April 1, 2006 through July 21, 2006 and for the nine months ended January 1, 2006 for (a) RBS Global, Inc., the Parent company; (b) Rexnord LLC (formerly Rexnord Corporation), a wholly-owned subsidiary of RBS Global, Inc. and the issuer of our prior senior subordinated notes, substantially all of which were repurchased on July 21, 2006 in connection with the Merger; (c) on a combined basis, the domestic subsidiaries of the Predecessor, all of which were wholly-owned by the Issuers (collectively, the “Guarantor Subsidiaries”); and (d) on a combined basis, the foreign subsidiaries of the Predecessor (collectively, the “non-Guarantor Subsidiaries”). Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees of the prior senior subordinated notes were full and unconditional and joint and several, and the Company believes separate financial statements and other disclosures regarding the Guarantor Subsidiaries are not material to investors.

Condensed Consolidating Balance Sheet

March 31, 2006

(in millions)

	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Assets
Current assets:
Cash	$—	$—	$13.3	$9.2	$—	$22.5
Receivables, net	—	—	115.4	62.0	—	177.4
Inventories, net	—	—	140.9	51.0	—	191.9
Other current assets	—	—	10.8	11.4	—	22.2

Total current assets	—	—	280.4	133.6	—	414.0

Receivable from (payable to) affiliates, net	—	86.8	28.8	(115.6)	—	—
Property, plant and equipment, net	—	—	280.2	68.7	—	348.9
Intangible assets, net	—	—	132.7	8.4	—	141.1
Goodwill	—	28.1	465.0	177.3	—	670.4
Investment in:
Guarantor subsidiaries	442.1	739.4	—	—	(1,181.5)	—
Non-guarantor subsidiaries	—	—	137.5	—	(137.5)	—
Other assets	—	21.6	9.9	2.2	—	33.7

Total assets	$442.1	$875.9	$1,334.5	$274.6	$(1,319.0)	$1,608.1

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	$—	$—	$0.1	$1.8	$—	$1.9
Trade payables	—	—	81.8	37.5	—	119.3
Income taxes payable	(1.3)	(11.3)	13.8	2.7	—	3.9
Deferred income taxes	(0.4)	—	7.9	(0.5)	—	7.0
Compensation and benefits	—	—	32.5	12.4	—	44.9
Current portion of pension obligation	—	—	20.8	—	—	20.8
Current portion of postretirement benefit obligation	—	—	5.1	—	—	5.1
Interest payable	—	13.3	—	0.2	—	13.5
Other current liabilities	—	(0.1)	29.0	9.5	—	38.4

Total current liabilities	(1.7)	1.9	191.0	63.6	—	254.8

Long-term debt	—	749.0	0.7	2.1	—	751.8
Note payable to (receivable from) affiliates, net	2.7	(317.1)	294.2	20.2	—	—
Pension obligations	—	—	23.5	38.1	—	61.6
Postretirement benefit obligations	—	—	31.1	2.4	—	33.5
Deferred income taxes	—	—	36.0	4.2	—	40.2
Other liabilities	—	—	18.6	6.5	—	25.1

Total liabilities	1.0	433.8	595.1	137.1	—	1,167.0

Stockholders’ equity	441.1	442.1	739.4	137.5	(1,319.0)	441.1

Total liabilities and stockholders’ equity	$442.1	$875.9	$1,334.5	$274.6	$(1,319.0)	$1,608.1

Condensed Consolidating Balance Sheet (Unaudited)

December 30, 2006

(in millions)

	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$7.5	$10.4	$—	$17.9
Receivables, net	—	100.0	62.4	—	162.4
Inventories, net	—	155.3	62.9	—	218.2
Other current assets	—	15.2	12.9	—	28.1

Total current assets	—	278.0	148.6	—	426.6

Receivable from (payable to) affiliates, net	86.8	27.2	(114.0)	—	—
Property, plant and equipment, net	—	290.2	75.8	—	366.0
Intangible assets, net	—	487.7	43.0	—	530.7
Goodwill	—	810.5	177.2	—	987.7
Investment in:
Guarantor subsidiaries	1,363.8	—	—	(1,363.8)	—
Non-guarantor subsidiaries	—	174.5	—	(174.5)	—
Other assets	52.1	2.7	1.7	—	56.5

Total assets	$1,502.7	$2,070.8	$332.3	$(1,538.3)	$2,367.5

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	$—	$0.2	$1.8	$—	$2.0
Trade payables	—	61.0	36.8	—	97.8
Income taxes payable	(9.6)	10.8	3.4	—	4.6
Deferred income taxes	—	14.1	0.9	—	15.0
Compensation and benefits	—	24.3	13.8	—	38.1
Current portion of pension obligation	—	10.2	—	—	10.2
Current portion of postretirement benefit obligation	—	5.0	0.1	—	5.1
Interest payable	46.3	—	0.2	—	46.5
Other current liabilities	0.1	34.4	9.7	—	44.2

Total current liabilities	36.8	160.0	66.7	—	263.5

Long-term debt	1,375.3	0.6	2.0	—	1,377.9
Note payable to (receivable from) affiliates, net	(311.3)	291.2	20.1	—	—
Pension obligations	—	23.2	41.1	—	64.3
Postretirement benefit obligations	—	41.1	2.8	—	43.9
Deferred income taxes	(0.2)	176.6	17.6	—	194.0
Other liabilities	0.5	14.3	7.5	—	22.3

Total liabilities	1,101.1	707.0	157.8	—	1,965.9

Stockholders’ equity	401.6	1,363.8	174.5	(1,538.3)	401.6

Total liabilities and stockholders’ equity	$1,502.7	$2,070.8	$332.3	$(1,538.3)	$2,367.5

Condensed Consolidating Statement of Operations (Unaudited)

Nine months ended January 1, 2006

(in millions)

	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Net sales	$—	$—	$588.1	$229.4	$(39.8)	$777.7
Cost of sales	—	—	407.2	170.2	(39.8)	537.6

Gross profit	—	—	180.9	59.2	—	240.1

Selling, general and administrative expenses	0.3	0.1	93.4	42.8	—	136.6
Restructuring and other similar costs	—	—	15.9	4.4	—	20.3
Amortization of intangible assets	—	—	11.5	0.1	—	11.6

Income (loss) from operations	(0.3)	(0.1)	60.1	11.9	—	71.6

Non-operating income (expense):
Interest expense:
To third parties	—	(44.2)	0.1	(1.1)	—	(45.2)
To affiliates	—	4.8	1.7	(6.5)	—	—
Other, net	(1.5)	(1.1)	1.5	(2.7)	—	(3.8)

Income (loss) before income taxes	(1.8)	(40.6)	63.4	1.6	—	22.6

Provision (benefit) for income taxes	(0.6)	(12.1)	15.7	6.4	—	9.4

Income (loss) before equity in earnings (loss) of subsidiaries	(1.2)	(28.5)	47.7	(4.8)	—	13.2

Equity in earnings (loss) of subsidiaries	14.4	42.9	(4.8)	—	(52.5)	—

Net income (loss)	$13.2	$14.4	$42.9	$(4.8)	$(52.5)	$13.2

Condensed Consolidating Statement of Operations (Unaudited)

Period from April 1, 2006 through July 21, 2006

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Net sales	$—	$—	$253.1	$100.8	$(19.7)	$334.2
Cost of sales	—		183.6	73.8	(19.7)	237.7

Gross profit	—	—	69.5	27.0	—	96.5

Selling, general and administrative expenses	0.2	—	44.7	18.2	—	63.1
Transaction related costs	—	43.6	19.1	—	—	62.7
Amortization of intangible assets	—	—	5.0	—		5.0

Income (loss) from operations	(0.2)	(43.6)	0.7	8.8	—	(34.3)

Non-operating income (expense):
Interest expense:
To third parties		(20.0)	(0.1)	(0.9)	—	(21.0)
To affiliates		34.3	(31.6)	(2.7)	—	(0.0)
Other, net	(0.6)	—	2.9	(2.7)	—	(0.4)

Income (loss) before income taxes	(0.8)	(29.3)	(28.1)	2.5	—	(55.7)

Provision (benefit) for income taxes	(0.3)	(10.3)	(7.0)	1.5	—	(16.1)

Income (loss) before equity in earnings (loss) of subsidiaries	(0.5)	(19.0)	(21.1)	1.0	—	(39.6)

Equity in earnings (loss) of subsidiaries	(39.1)	(20.1)	1.0	—	58.2	—

Net income (loss)	$(39.6)	$(39.1)	$(20.1)	$1.0	$58.2	$(39.6)

Condensed Consolidating Statement of Operations (Unaudited)

Period from July 22, 2006 through December 30, 2006

(in millions)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Net sales	$—	$397.9	$169.8	$(32.3)	$535.4
Cost of sales	—	275.7	123.9	(32.3)	367.3

Gross profit	—	122.2	45.9	—	168.1

Selling, general and administrative expenses	—	65.9	26.2	—	92.1
Loss on Canal Street accident, net	—	7.9	—	—	7.9
Amortization of intangible assets	—	15.8	0.2	—	16.0

Income from operations	—	32.6	19.5	—	52.1

Non-operating income (expense):
Interest expense:
To third parties	(62.9)	(0.1)	(0.7)	—	(63.7)
To affiliates	2.4	1.5	(3.9)	—	—
Other, net	(1.5)	17.9	(9.4)	—	7.0

Income (loss) before income taxes	(62.0)	51.9	5.5	—	(4.6)

Provision (benefit) for income taxes	(32.0)	28.6	2.9	—	(0.5)

Income (loss) before equity in earnings of subsidiaries	(30.0)	23.3	2.6	—	(4.1)

Equity in earnings of subsidiaries	25.9	2.6	—	(28.5)	—

Net income (loss)	$(4.1)	$25.9	$2.6	$(28.5)	$(4.1)

Condensed Consolidating Statement of Cash Flows (Unaudited)

Nine months ended January 1, 2006

(in millions)

	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income (loss)	$13.2	$14.4	$42.9	$(4.8)	$(52.5)	$13.2

Noncash adjustments	(14.1)	(40.2)	46.8	7.6	52.5	52.6
Changes in operating assets and liabilities, including intercompany activity	(0.3)	66.7	(88.4)	0.7	—	(21.3)

Cash provided by (used for) operating activities	(1.2)	40.9	1.3	3.5	—	44.5

Investing activities
Expenditures for property, plant and equipment	—	—	(16.8)	(5.5)	—	(22.3)
Proceeds from dispositions of property, plant and equipment	—	—	1.0	—	—	1.0
Acquisition of Falk, net of cash acquired	—	(301.3)	—	—	—	(301.3)

Cash used for investing activities	—	(301.3)	(15.8)	(5.5)	—	(322.6)

Financing activities
Proceeds from issuance of long-term debt	—	312.0	—	—	—	312.0
Net payments of long-term debt	—	(44.0)	—	(1.1)	—	(45.1)
Payment of financing fees	—	(7.6)	—	—	—	(7.6)
Proceeds from issuance of common stock	1.2	—	—	—	—	1.2

Cash provided by (used for) financing activities	1.2	260.4	—	(1.1)	—	260.5

Effect of exchange rate changes on cash	—	—	—	—	—	—

Decrease in cash	—	—	(14.5)	(3.1)	—	(17.6)
Cash at beginning of period	—	—	15.9	10.4	—	26.3

Cash at end of period	$—	$—	$1.4	$7.3	$—	$8.7

Condensed Consolidating Statement of Cash Flows (Unaudited)

Period from April 1, 2006 through July 21, 2006

(in millions)

	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income (loss)	$(39.6)	$(39.1)	$(20.1)	$1.0	$58.2	$(39.6)

Noncash adjustments	39.2	41.7	13.5	3.3	(58.2)	39.5
Changes in operating assets and liabilities, including intercompany activity	0.4	(10.8)	12.3	(6.2)	—	(4.3)

Cash provided by operating activities	—	(8.2)	5.7	(1.9)	—	(4.4)

Investing activities
Expenditures for property, plant and equipment	—	—	(9.5)	(2.2)	—	(11.7)
Proceeds from dispositions of property, plant and equipment	—	—	1.6	—	—	1.6
Acquisitions, net of cash acquired	—	—	(5.6)	—	—	(5.6)

Cash used for investing activities	—	—	(13.5)	(2.2)	—	(15.7)

Financing activities
Proceeds from issuance of long-term debt	—	16.9	—	—	—	16.9
Repayments of long-term debt	—	(8.5)	—	—	—	(8.5)
Payment of financing fees	—	(0.2)	—	—	—	(0.2)

Cash provided by financing activities	—	8.2	—	—	—	8.2

Effect of exchange rate changes on cash	—	—	—	0.2	—	0.2

Decrease in cash	—	—	(7.8)	(3.9)	—	(11.7)
Cash at beginning of period	—	—	13.3	9.2	—	22.5

Cash at end of period	$—	$—	$5.5	$5.3	$—	$10.8

Condensed Consolidating Statement of Cash Flows (Unaudited)

Period from July 22, 2006 through December 30, 2006

(in millions)

	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income (loss)	$(4.1)	$25.9	$2.6	$(28.5)	$(4.1)

Noncash adjustments	(22.6)	34.1	4.8	28.5	44.8
Changes in operating assets and liabilities, including intercompany activity	61.4	(47.8)	2.6	—	16.2

Cash provided by operating activities	34.7	12.2	10.0	—	56.9

Investing activities
Expenditures for property, plant and equipment	—	(12.9)	(5.3)	—	(18.2)
Proceeds from dispositions of property, plant and equipment	—	1.1	—	—	1.1
Acquisitions, net of cash acquired	(1,011.6)	—	—	—	(1,011.6)

Cash used for investing activities	(1,011.6)	(11.8)	(5.3)	—	(1,028.7)

Financing activities
Proceeds from issuance of long-term debt	1,430.7	—	—		1,430.7
Repayments of long-term debt	(813.5)	(0.1)	(0.1)	—	(813.7)
Payment of financing fees	(55.2)	—	—	—	(55.2)
Payment of tender premium	(23.1)	—	—	—	(23.1)
Capital contribution	438.0	—	—	—	438.0
Proceeds from issuance of common stock	—	1.6	—	—	1.6

Cash provided by (used for) financing activities	976.9	1.5	(0.1)	—	978.3

Effect of exchange rate changes on cash	—	—	0.6	—	0.6

Increase in cash	—	1.9	5.2	—	7.1
Cash at beginning of period	—	5.6	5.2	—	10.8

Cash at end of period	$—	$7.5	$10.4	$—	$17.9

16. Subsequent Events

Acquisition of Jacuzzi’s Zurn Water Management Business

On February 7, 2007 we acquired the water management business (“Zurn”) of Jacuzzi Brands, Inc. from an affiliate of Apollo for a cash purchase price of approximately $942.0 million, including transaction costs. The purchase price was financed through an equity investment by Apollo and its affiliates of approximately $282.0 million and debt financing of approximately $660.0 million, consisting of (i) $310.0 million of 9.50% senior notes due 2014, (ii) $150.0 million of 8.875% senior notes due 2016 and (iii) $200.0 million of borrowings under existing senior secured credit facilities. This acquisition created a new strategic water management platform for Rexnord. The Company’s results and financial statements for the three and nine months ended December 30, 2006 do not include the impact of the Zurn acquisition.

Zurn is a leader in the multi-billion dollar non-residential construction and replacement market for plumbing fixtures and fittings. It designs and manufactures plumbing products used in commercial and industrial construction, renovation and facilities maintenance markets in North America, and holds a leading market position across most of its businesses.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors

We have audited the accompanying consolidated balance sheets of RBS Global, Inc. and Subsidiaries (the Company) as of March 31, 2005 and 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

April 25, 2006

RBS Global, Inc. and Subsidiaries

Consolidated Balance Sheets

(Dollars In Millions)

	March 31, 2005	March 31, 2006
Assets
Current assets:
Cash	$26.3	$22.5
Receivables, net	127.7	177.4
Inventories	127.7	191.9
Other current assets	18.1	22.2

Total current assets	299.8	414.0
Property, plant and equipment, net	263.9	348.9
Intangible assets, net	111.3	141.1
Goodwill	575.1	670.4
Other assets	27.3	33.7

Total assets	$1,277.4	$1,608.1

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	$3.3	$1.9
Trade payables	78.3	119.3
Income taxes payable	3.7	3.9
Deferred income taxes	12.8	7.0
Compensation and benefits	32.6	44.9
Current portion of pension obligations	13.6	20.8
Current portion of postretirement benefit obligations	5.7	5.1
Interest payable	9.9	13.5
Other current liabilities	21.0	38.4

Total current liabilities	180.9	254.8
Long-term debt	503.4	751.8
Pension obligations	75.8	61.6
Postretirement benefit obligations	34.2	33.5
Deferred income taxes	38.7	40.2
Other liabilities	19.7	25.1

Total liabilities	852.7	1,167.0
Commitments and contingent liabilities
Stockholders’ equity:
Common stock, $.01 par value; authorized 5,000,000 shares; issued and outstanding 3,615,428 shares at March 31, 2005 and 3,623,809 shares at March 31, 2006	0.1	0.1
Additional paid in capital	361.6	363.4
Retained earnings	45.4	68.3
Accumulated other comprehensive income	17.6	9.3

Total stockholders’ equity	424.7	441.1

Total liabilities and stockholders’ equity	$1,277.4	$1,608.1

See notes to consolidated financial statements.

RBS Global, Inc. and Subsidiaries

Consolidated Statements of Income

(In Millions)

	Year ended March 31,
	2004	2005	2006
Net sales	$712.8	$811.0	$1,081.4
Cost of sales	485.4	555.8	742.3

Gross profit	227.4	255.2	339.1
Selling, general and administrative expenses	148.1	153.6	187.8
Restructuring and other similar costs	2.6	7.3	31.1
Curtailment gain	(6.6)	—	—
Amortization of intangibles	13.9	13.8	15.7

Income from operations	69.4	80.5	104.5
Non-operating income (expense):
Interest expense, net	(45.4)	(44.0)	(61.5)
Other expense, net	(1.1)	(0.7)	(3.8)

Income before income taxes	22.9	35.8	39.2
Provision for income taxes	8.7	14.2	16.3

Net income	$14.2	$21.6	$22.9

See notes to consolidated financial statements.

RBS Global, Inc. and Subsidiaries

Statements of Stockholders’ Equity

(In Millions)

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance at March 31, 2003	$0.1	$359.4	$9.6	$5.9	$375.0
Comprehensive income:
Net income	—	—	14.2	—	14.2
Foreign currency translation adjustments	—	—	—	9.9	9.9

Total comprehensive income					24.1

Balance at March 31, 2004	0.1	359.4	23.8	15.8	399.1
Comprehensive income:
Net income	—	—	21.6	—	21.6
Foreign currency translation adjustments	—	—	—	2.2	2.2
Additional minimum pension liability, net of $0.3 income tax benefit	—	—	—	(0.4)	(0.4)

Total comprehensive income					23.4
Issuance of common stock	—	2.2	—	—	2.2

Balance at March 31, 2005	0.1	361.6	45.4	17.6	424.7
Comprehensive income:
Net income	—	—	22.9	—	22.9
Foreign currency translation adjustments	—	—	—	(3.3)	(3.3)
Additional minimum pension liability, net of $3.2 income tax benefit	—	—	—	(5.0)	(5.0)

Total comprehensive income					14.6
Issuance of common stock	—	1.2	—	—	1.2
Other common stock activity	—	0.6	—	—	0.6

Balance at March 31, 2006	$0.1	$363.4	$68.3	$9.3	$441.1

See notes to consolidated financial statements.

RBS Global, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Millions)

	Year ended March 31,
	2004	2005	2006
Operating activities
Net income	$14.2	$21.6	$22.9
Adjustments to reconcile net income to cash provided by (used for) operating activities:
Depreciation	31.5	31.6	43.0
Amortization of intangibles	13.9	13.8	15.7
Amortization of deferred financing fees	3.4	3.6	3.7
Non-cash gain on pension and OPEB curtailment	(6.6)	—	—
Deferred income taxes	2.7	8.8	3.1
(Gain) loss on dispositions of fixed assets	(0.9)	(2.1)	0.4
Noncash restructuring charges	—	—	6.9
Changes in operating assets and liabilities:
Receivables	5.0	(4.6)	(15.1)
Inventories	1.3	9.5	(14.7)
Other assets	(1.6)	(3.6)	(2.1)
Trade payables	12.0	3.8	25.7
Accruals and other	(29.9)	(15.0)	2.4

Cash provided by operating activities	45.0	67.4	91.9

Investing activities
Acquisition of The Falk Corporation, net of cash acquired of $4.9 million	—	—	(301.3)
Acquisition of Rexnord Group	(10.4)	—	—
Expenditures for property, plant and equipment	(22.1)	(25.7)	(37.1)
Proceeds from dispositions of fixed assets	1.8	6.4	2.3

Cash used for investing activities	(30.7)	(19.3)	(336.1)

Financing activities
Proceeds from issuance of long-term debt	—	—	312.0
Repayments on long-term debt	(30.1)	(44.2)	(65.0)
Payment of financing fees	(1.1)	—	(7.6)
Proceeds from issuance of common stock	—	2.2	1.2

Cash provided by (used for) financing activities	(31.2)	(42.0)	240.6
Effect of exchange rate changes on cash	1.5	(1.6)	(0.2)

Increase (decrease) in cash	(15.4)	4.5	(3.8)
Cash at beginning of period	37.2	21.8	26.3

Cash at end of period	$21.8	$26.3	$22.5

See notes to consolidated financial statements.

RBS Global, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2006

1.	Basis of Presentation and Description of Business

The Company

The accompanying consolidated financial statements include the accounts of RBS Global, Inc. and subsidiaries (collectively, the Company). The Company is a manufacturer of power transmission products whose product offerings include gears, couplings, industrial bearings, flattop, special components, industrial chain and aerospace bearings and seals. The products are either incorporated into products sold by original equipment manufacturers or sold to end-users through industrial distributors as aftermarket products.

The Company was formed by certain affiliates of our equity sponsor, The Carlyle Group, on November 4, 2002 in connection with the acquisition on November 25, 2002 by RBS Acquisition Corporation, our indirect wholly-owned subsidiary, from Invensys plc and certain of its affiliates of all of the capital stock of 16 entities that comprised the Rexnord Group of Invensys, or the Predecessor (the Carlyle Acquisition).

Acquisition of The Falk Corporation

On May 16, 2005, we acquired The Falk Corporation (Falk) from Hamilton Sundstrand, a division of United Technologies Corporation, for $301.3 million ($306.2 million purchase price including transaction related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. We believe the acquisition of Falk, a manufacturer of gears and lubricated couplings, significantly enhanced our position as a leading manufacturer of highly-engineered power transmission products. This acquisition was funded by a $312 million term loan obtained through an amendment to our credit agreement (see Note 8).

The results of Falk’s operations have been included in the Company’s consolidated financial statements since the acquisition date. The Falk acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values. We are still in the process of strategically assessing our combined business which may give rise to additional purchase accounting liabilities. Accordingly, final adjustments to the purchase price allocation may be required. We expect to finalize the purchase price allocation within one year from the date of the Falk acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Cash	$4.9
Receivables	38.2
Inventories	51.4
Property, plant and equipment	104.6
Deferred taxes	3.8
Intangible assets	45.5
Goodwill	95.3

Total assets acquired	343.7
Accounts payable	(17.2)
Accrued liabilities	(20.3)

Net assets acquired	$306.2

The $45.5 million of acquired intangible assets include $29.2 million of tradenames, $8.5 million of customer relationships, $6.6 million of patents and $1.2 million of acquired software. The acquired customer relationships, patents and software are being amortized over their weighted average useful lives (10 years for customer relationships, 6 to 20 years for patents and 2 years for software). The acquired tradenames have an indefinite life and are not being amortized but are tested annually for impairment. All of the acquired Falk goodwill is expected to be deductible for income tax purposes.

The following table sets forth the pro forma financial information for the Company as if the Falk acquisition and related issuance of debt had occurred as of the beginning of each respective fiscal year (in millions):

	Fiscal Year Ended
	March 31, 2005	March 31, 2006
Net sales	$1,014.1	$1,106.6
Net income	$13.0	$22.5

2.	Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the fiscal 2006 presentation.

Revenue Recognition

Net sales are recorded upon transfer of title of product, which occurs upon shipment to the customer. The Company estimates amounts due and records accruals for sales rebates to certain distributors at the time of shipment. Net sales relating to any particular shipment are based upon the amount invoiced for the shipped goods less estimated future rebate payments and sales returns, which are based upon the Company’s historical experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. The value of returned goods during the years ended March 31, 2004, 2005 and 2006 was less than 0.5% of net sales. Other than a standard product warranty, there are no post-shipment obligations.

The Company classifies shipping and handling fees billed to customers as net sales and the corresponding costs are classified as cost of sales in the consolidated statements of income.

Receivables

Receivables are stated net of allowances for doubtful accounts of $3.2 million at March 31, 2005 and $5.2 million at March 31, 2006. On a regular basis, the Company evaluates its receivables and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and historical write-off experience. Credit is extended to customers based upon an evaluation of their financial position. Generally, advance payment is not required. Credit losses are provided for in the consolidated financial statements and consistently have been within management’s expectations.

Inventories

Inventories are stated at the lower of cost or market. Market is determined based on estimated net realizable values. Cost of certain domestic inventories (approximately 66% and 72% of total inventories at March 31, 2005 and 2006, respectively) was determined by the “last-in, first-out” (LIFO) method. For the remaining domestic and all foreign inventories, cost was determined using the “first-in, first-out” (FIFO) method. If the FIFO inventory valuation method had been used to value all inventories, inventories would have been higher by $1.2 and $1.4 million at March 31, 2005 and 2006, respectively. Inventory valuation reserves (excluding LIFO reserves)

totaled $10.6 million at March 31, 2005 and $14.2 million at March 31, 2006. The valuation of inventories includes variable and fixed overhead costs and requires significant management estimates to determine the amount of overhead variances to capitalize into inventories. The Company capitalizes overhead variances into inventories based on estimates of related cost drivers, which are generally either raw material purchases or standard labor. Due to changes in the Company’s manufacturing processes, management re-evaluated these estimates in fiscal 2005 to ensure inventories were valued at actual cost. As a result, the Company revised certain of these estimates which increased inventories and reduced cost of sales by $7.0 million in fiscal 2005.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over 13 to 50 years for buildings and improvements, 3 to 13 years for machinery and equipment and 3 to 5 years for hardware and software. Estimated residual values on machinery and equipment are used in computing depreciation expense. Maintenance and repair costs are expensed as incurred.

Goodwill and Intangible Assets

Intangible assets consist of acquired trademarks and tradenames, a covenant not to compete, customer relationships (including distribution network), patents and acquired software. The customer relationships, patents and acquired software are being amortized using the straight-line method over their estimated useful lives of 10 years, 5 to 20 years and 2 years, respectively. The covenant not to compete is being amortized over 4 years, the contractual period of the covenant. Goodwill, trademarks and tradenames have indefinite lives and are not amortized but are tested annually for impairment using a discounted cash flow analysis.

Deferred Financing Costs

Other assets at March 31, 2005 and March 31, 2006 include deferred financing costs of $18.7 million and $21.6 million, respectively, net of accumulated amortization of $8.0 million and $11.7 million, respectively. These costs were incurred to obtain long-term financing and are being amortized using the effective interest method over the term of the related debt.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of the long-lived asset or group of assets to the undiscounted future cash flows expected to be generated by such asset over its remaining useful life. If the long-lived asset or group of assets is considered to be impaired, an impairment charge is recognized for the amount by which the carrying amount of the asset or group of assets exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Product Warranty

The Company offers warranties on certain of its products and records an accrual for estimated future claims at the time of sale. Such accruals are based upon historical experience and management’s estimate of the level of future claims. The following table presents the Company’s product warranty liability activity:

	Year ended March 31,
	2004	2005	2006
Balance at beginning of period	$1.4	$1.1	$0.9
Charged to operations	1.2	1.1	1.4
Acquired obligations	—	—	1.7
Claims settled	(1.5)	(1.3)	(1.3)

Balance at end of period	$1.1	$0.9	$2.7

Accumulated Other Comprehensive Income (Loss)

At March 31, 2005, accumulated other comprehensive income (loss) consisted of $18.0 million of foreign currency translation adjustments and $(0.4) million of additional minimum pension liability, net of tax. At March 31, 2006, accumulated other comprehensive income (loss) consisted of $14.7 million of foreign currency translation adjustments and $(5.4) million of additional minimum pension liability, net of tax.

Derivative Financial Instruments

The Company enters into foreign exchange forward contracts to mitigate exposure related to receivables and payables denominated in foreign currencies. These derivative contracts did not qualify as hedges of future cash flows and, accordingly, were adjusted to fair value at March 31, 2005 and 2006, with the gain or loss included in other income (expense) in the consolidated statements of income. For each of the periods presented, the gain or loss recognized on these contracts was not material.

Foreign Currency Translation

Assets and liabilities of subsidiaries operating outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period. Revenues and expenses of such entities are translated at average exchange rates in effect during the respective period. Foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss). Currency transaction gains and losses are included in other non-operating income (expense) in the consolidated statements of income and totaled $0.7 million, $(0.8) million and $(0.4) million for the years ended March 31, 2004, 2005 and 2006, respectively.

Advertising Costs

Advertising costs are charged to selling, general and administrative expenses as incurred and amounted to $3.6 million, $3.6 million and $3.9 million for the years ended March 31, 2004, 2005 and 2006, respectively.

Research and Development Costs

Research and development costs are charged to selling, general and administrative expenses as incurred and amounted to $5.7 million, $4.4 million and $6.2 million for the years ended March 31, 2004, 2005 and 2006, respectively.

Stock Based Compensation

The Company has one stock-based employee compensation plan (see Note 10). Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to apply Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, in accounting for its stock option plan.

Had compensation cost been determined based upon the fair value at the grant date for awards under the plan based on the provisions of SFAS No. 123, the Company’s pro forma net income would have been as follows (in millions):

	Year ended March 31,
	2004	2005	2006
Reported net income	$14.2	$21.6	$22.9
Stock option compensation expense recorded under APB No. 25, net of tax	0.1	0.1	0.4
Stock based employee compensation expense determined under fair value based method, net of tax	(0.9)	(1.0)	(1.2)

Pro forma net income	$13.4	$20.7	$22.1

The Company determined the fair value of options granted using the minimum value option-pricing model. Fair value under the minimum value option-pricing model was determined using the following weighted-average assumptions for all Company periods presented unless otherwise noted: dividend yield of 0%, expected life of 10 years, and risk-free rate of interest of 3.8% in fiscal 2004, 4.0% in fiscal 2005 and 4.3% in fiscal 2006. The pro forma effects of applying the provisions of SFAS No. 123 are not necessarily representative of the effects on net income in future years.

Significant Customer

The Company has a customer, an industrial distributor, that accounted for 9.5%, 9.0% and 11.8% of net sales during the years ended March 31, 2004, 2005 and 2006, respectively. Receivables related to this industrial distributor at March 31, 2005 and 2006 were $4.0 million and $10.8 million, respectively.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables, payables and accrued liabilities approximated fair value at March 31, 2005 and 2006 due to the short-term nature of those instruments. The carrying value of long-term debt approximated fair value based on market interest rates as of March 31, 2005 and 2006.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued the revised SFAS No. 123, Share Based Payment (SFAS 123(R)). SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Generally, compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the requisite service period, generally as the awards vest. In April 2005, the Securities and Exchange Commission deferred the effective date of SFAS 123(R) such that we are now required to adopt SFAS 123(R) using the prospective transition method of adoption in the first quarter of fiscal 2007. As a nonpublic entity that previously used the minimum value method for pro forma disclosure purposes under SFAS 123, the Company is required to adopt the provisions of SFAS 123(R) prospectively to new awards and to awards modified, repurchased or cancelled after the adoption date. The Company’s outstanding stock options as of the adoption date will continue to be accounted for under the provisions of APB Opinion No. 25 and related interpretations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 requires that abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage) be recognized as current period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We are required to adopt SFAS 151 in the first quarter of fiscal 2007. We are evaluating the effect of SFAS 151 on our financial statements and related disclosures, but currently do not expect the effect on inventories and cost of sales to be significant.

3.	Restructuring and Other Similar Costs

Restructuring and other similar costs are summarized as follows (in millions):

	Year ended March 31,
	2004	2005	2006
Consolidation and integration costs	$—	$—	$16.5
Severance, recruiting and relocation costs	2.6	7.3	7.7

Subtotal	2.6	7.3	24.2
Non-cash fixed asset impairments	—	—	6.9
Excess and obsolete inventory (charged to cost of sales)	—	1.6	0.7

Total restructuring and other similar costs	$2.6	$8.9	$31.8

Consolidation and Integration Costs

The Company incurred $16.5 million of consolidation and integration costs in fiscal 2006 related to a plan we initiated to restructure certain manufacturing operations. The primary components of this plan included (i) the closure of our Coupling plant in Warren, Pennsylvania, (ii) the closure of our Flattop plant in Puerto Rico, and (iii) Falk integration costs, including the continuation of certain Falk plant consolidation efforts that had been initiated prior to the Falk acquisition. All of these consolidation and integration actions are substantially complete as of March 31, 2006.

Severance, Recruiting and Relocation Costs

Severance, recruiting and relocation costs for all periods presented relate to certain headcount reduction and management realignment initiatives. Costs for the year ended March 31, 2004 were primarily for consulting assistance in connection with the implementation of severance programs. Costs for the year ended March 31, 2005 included $4.2 million of severance, $1.9 million of relocation expenses and $1.2 million of recruiting expenses. Costs for the year ended March 31, 2006 included $6.3 million of severance, $0.6 million of relocation expenses and $0.8 million of recruiting expenses.

Non-cash Fixed Asset Impairments

As part of our plan to restructure certain manufacturing operations, the Company incurred $6.9 million of non-cash fixed asset impairments in fiscal 2006 related primarily to our decision to close our Flattop plant in Puerto Rico and our decision to outsource certain portions of our Industrial Chain manufacturing operations.

Excess and Obsolete Inventory

In fiscal 2005, the Company recorded a charge of $1.6 million to write-off certain excess and obsolete inventory that was on-hand at the date of the Carlyle Acquisition for which no reserves were established in purchase accounting. The Company recorded a charge of $0.7 million in fiscal 2006 to write-off certain excess and obsolete inventory in connection with plant consolidation and integration activities. These charges are included in cost of sales in the consolidated statements of income.

An analysis of the restructuring accrual is summarized as follows (in millions):

	March 31,
	2005	2006
Balance at beginning of period	$—	$2.3
Restructuring and other similar costs charged to operations	7.3	24.2
Cash payments	(5.0)	(24.0)

Balance at end of period	$2.3	$2.5

The restructuring accrual at March 31, 2005, consists of unpaid severance and recruiting costs, all of which were paid out in fiscal 2006. The restructuring accrual at March 31, 2006, consists of expenses incurred but not paid as of our fiscal year-end, including $1.3 million for severance and recruiting costs and $1.2 million for consolidation and integration costs. All of these accrued costs at March 31, 2006 will be paid out in fiscal 2007.

4.	Inventories

Inventories are summarized as follows (in millions):

	March 31,
	2005	2006
Finished goods	$83.5	$111.6
Work in process	20.4	45.6
Raw materials	25.0	36.1

Inventories at FIFO cost	128.9	193.3
Adjustment to state inventories at LIFO cost	(1.2)	(1.4)

	$127.7	$191.9

During 2004 and 2005, the LIFO inventory quantities were reduced. As a result, cost of sales includes charges for inventories carried at prior years’ LIFO values, which were more than current costs. The effect on the consolidated statements of income from these liquidations of inventories carried at LIFO values was not significant in any of these years.

5.	Property, Plant and Equipment

Property, plant and equipment is summarized as follows (in millions):

	March 31,
	2005	2006
Land	$10.6	$16.0
Buildings and improvements	60.7	80.1
Machinery and equipment	242.5	319.0
Hardware and software	10.0	16.8

	323.8	431.9
Less accumulated depreciation	59.9	83.0

	$263.9	$348.9

6.	Intangible Assets and Goodwill

Intangible assets are summarized as follows (in millions):

	March 31, 2005		March 31, 2006
	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:
Covenant not to compete	$45.0	$(26.2)	$45.0	$(37.5)
Patents	15.6	(3.7)	22.2	(5.8)
Customer relationships (including distribution network)	15.5	(2.4)	24.0	(4.2)
Software	—	—	1.2	(0.5)
Intangible asset not subject to amortization—trademarks and tradenames	67.5	—	96.7	—

	$143.6	$(32.3)	$189.1	$(48.0)

Goodwill totaled $575.1 million and $670.4 million at March 31, 2005 and 2006, respectively. The increase in goodwill during fiscal 2006 is due entirely to the Falk acquisition as described in Note 1. Goodwill and certain other intangible assets are no longer amortized but are tested annually for impairment using a discounted cash flow analysis. The test for impairment was conducted in the fourth fiscal quarter of the year ended March 31, 2005 and 2006, and no impairment was found for any reporting unit.

The Company is expected to recognize amortization expense on the intangible assets subject to amortization of $12.2 million in the fiscal year ending March 31, 2007, $4.1 million in the fiscal year ending March 31, 2008, $3.9 million in the fiscal year ending March 31, 2009, $3.9 million in the fiscal year ending March 31, 2010 and $3.9 million in the fiscal year ending March 31, 2011.

7.	Other Current Liabilities

Other current liabilities are summarized as follows (in millions):

	March 31,
	2005	2006
Sales rebates	$5.3	$8.5
Severance obligations	2.4	3.2
Taxes, other than income taxes	1.7	4.4
Customer advances	0.3	7.2
Product warranty	0.9	2.6
Other	10.4	12.5

	$21.0	$38.4

8.	Long-Term Debt

Long-term debt is summarized as follows (in millions):

	March 31,
	2005	2006
Term loans	$275.0	$524.0
Senior subordinated notes	225.0	225.0
Other	6.7	4.7

Total	506.7	753.7
Less current portion	3.3	1.9

Long-term debt	$503.4	$751.8

On May 16, 2005, the Company amended its existing credit agreement and obtained an additional $312 million term loan to fund the acquisition of Falk (see Note 1). Under the amended Credit Agreement (the “Credit Agreement”), all of the Company’s term loans bear interest, at the Company’s option, at the following rates per annum: (i) 2.25% plus the Eurodollar Rate, or (ii) 1.00% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). At March 31, 2006, $300 million of term loans bear interest at 6.93%, $208 million bear interest at 6.85%, $12 million bear interest at 7.23% and $4 million bear interest at 8.75%. The Company prepaid $63 million of term loans in fiscal 2006 and has fulfilled all mandatory principal repayments through fiscal 2011. The Credit Agreement contains certain financial covenants, including (i) a minimum consolidated interest coverage ratio of 2.25 to 1.00 through March 31, 2006 and 2.50 to 1.00 through March 31, 2007; (ii) a maximum consolidated leverage ratio of 5.50 to 1.00 through September 30, 2006, and (iii) a maximum annual capital expenditures limit of $50 million. The Company was in compliance with all such debt covenants at March 31, 2005 and 2006. Borrowings under the Credit Agreement are secured by substantially all assets of the Company.

The Credit Agreement also provides Rexnord LLC with a $75 million revolving credit facility. There were no borrowings outstanding under the revolving credit facility at March 31, 2005 and 2006; however, $10.8 million and $12.5 million of the facility is considered utilized in connection with outstanding letters of credit as of March 31, 2005 and 2006, respectively.

At March 31, 2005 and 2006, Rexnord LLC had $225.0 million of 10 1/8% senior subordinated notes (the Notes) outstanding with a maturity of December 15, 2012. Interest is payable semi-annually on June 15 and December 15. The Notes are unsecured obligations of Rexnord LLC and are unconditionally guaranteed, jointly and severally, by RBS Global, Inc. and certain of the domestic subsidiaries of Rexnord LLC. The Notes are subordinated in right of payment to all existing and future senior indebtedness of the guarantors. There are certain covenants under the terms of the Notes, including those that limit the Company’s ability to incur or guarantee additional indebtedness, pay dividends or redeem or repurchase its capital stock, and sell assets.

At March 31, 2005 and 2006, the Company had additional debt of $6.7 million and $4.7 million, respectively, comprised of borrowings at various foreign subsidiaries.

Cash interest paid for the years ended March 31, 2004, 2005 and 2006 was $39.9 million, $41.1 million and $53.1 million, respectively.

9.	Leases

The Company leases manufacturing and warehouse facilities and data processing and other equipment under non-cancelable operating leases which expire at various dates through 2021. Rent expense totaled $5.6 million, $6.0 million and $7.7 million for the years ended March 31, 2004, 2005 and 2006, respectively.

Future minimum rental payments for operating leases with initial or remaining terms in excess of one year are as follows (in millions):

Year ending March 31:
2007	$7.6
2008	6.9
2009	5.7
2010	4.0
2011	2.8
Thereafter	8.9

$35.9

10.	Stock Options

The Company has a stock option plan (the Plan) which, as amended, provides for the issuance of 491,264 options at exercise prices equal to the fair value of the Company’s common stock on the date of grant. Approximately 48% of the options outstanding at March 31, 2006, become exercisable ratably over the five-year period subsequent to the date of grant. The remaining 52% of the options outstanding at March 31, 2006, vest on the seventh anniversary of the grant, but exercise of such options can be accelerated if certain debt repayments and EBITDA performance measures are met.

Information relative to stock options is as follows:

	Year Ended March 31, 2004		Year Ended March 31, 2005		Year Ended March 31, 2006
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Number of shares under option:
Outstanding at beginning of year	276,467	$100.00	279,895	$100.00	304,005	$100.00
Granted	21,883	100.00	67,253	100.00	104,568	150.00
Exercised	—	—	(19,427)	100.00	(1,778)	100.00
Canceled	(18,455)	100.00	(23,716)	100.00	(32,280)	100.00

Outstanding at end of year	279,895	$100.00	304,005	$100.00	374,515	$113.96

Exercisable at end of year	46,722	$100.00	79,009	$100.00	148,448	$107.04
Of the 148,448 options exercisable at March 31, 2006, 127,535 have an exercise price of $100.00 and 20,913 have an exercise price of $150.00.

11.	Retirement Benefits

The Company sponsors pension and other postretirement benefit plans for certain of their employees. The pension plans cover most of the Company’s employees and provide for monthly pension payments to eligible employees upon retirement. Pension benefits for salaried employees generally are based on years of credited service and average earnings. Pension benefits for hourly employees generally are based on specified benefit amounts and years of service. The Company’s policy is to fund its pension obligations in conformity with the funding requirements under applicable laws and governmental regulations. Other postretirement benefits consist of a retiree medical plan that covers a portion of employees in the United States that meet certain age and service requirements and other postretirement benefits for employees at certain foreign locations.

The components of net periodic benefit cost are as follows (in millions):

	Pension Benefits			Other Postretirement Benefits
	Year ended March 31,			Year ended March 31,
	2004	2005	2006	2004	2005	2006
Service cost	$7.3	$3.3	$2.0	$0.8	$0.8	$0.9
Interest cost	13.1	13.4	13.3	3.3	2.6	2.8
Expected return on plan assets	(9.2)	(10.9)	(12.1)	—	—	—
Curtailment gain	(5.6)	—	—	(1.1)	—	—
Amortization:
Prior service cost	—	—	—	—	(0.3)	(0.3)
Net actuarial loss (gain)	—	—	(0.7)	—	0.1	0.8

Net periodic benefit cost	$5.6	$5.8	$2.5	$3.0	$3.2	$4.2

During the year ended March 31, 2004, the Company made significant modifications to its defined benefit pension plan covering certain U.S. employees by freezing credited service as of March 31, 2004. A new discretionary Company contribution equal to 3% of pay was added to the 401(k) defined contribution plan in fiscal 2005. The changes to the defined benefit plan resulted in a curtailment of the plan under FAS No. 88 “Employers’ Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Accordingly, a pretax curtailment gain of $5.6 million was recorded in the third quarter of fiscal 2004. In the fourth quarter of fiscal 2004, the Company eliminated postretirement benefits for certain active employees and recognized a curtailment gain of $1.1 million.

Benefit obligations, plan assets, funded status and net liability information are summarized as follows (in millions):

	Pension Benefits		Other Postretirement Benefits
	Year ended March 31,		Year ended March 31,
	2005	2006	2005	2006
Benefit obligation at beginning of period	$(224.0)	$(237.5)	$(45.6)	$(50.6)
Service cost	(3.3)	(2.0)	(0.8)	(0.9)
Interest cost	(13.4)	(13.3)	(2.6)	(2.8)
Actuarial losses	(8.2)	(9.8)	(8.8)	(4.0)
Plan amendments	—	—	—	—
Benefits paid	13.3	13.0	10.1	8.9
Curtailment gain	—	—	—	—
Acquisition	—	(3.2)	—	—
Plan participant contributions	—	—	(2.8)	(3.5)
Translation adjustment	(1.9)	3.0	(0.1)	0.2

Benefit obligation at end of period	$(237.5)	$(249.8)	$(50.6)	$(52.7)

Plan assets at beginning of period	$130.0	$141.3	$—	$—
Actual return on plan assets	13.4	9.9	—	—
Contributions	11.2	14.8	10.1	8.9
Benefits paid	(13.3)	(13.0)	(10.1)	(8.9)
Acquisition	—	2.8	—	—

Plan assets at end of period	$141.3	$155.8	$—	$—

Funded status of plans	$(96.2)	$(94.0)	$(50.6)	$(52.7)
Unrecognized prior service cost	—	—	(3.7)	(3.4)
Unrecognized net actuarial losses	5.6	18.2	14.4	17.5
Contributions after measurement date	1.9	2.3	—	—

Net amount recognized	$(88.7)	$(73.5)	$(39.9)	$(38.6)

Recorded in:
Current liabilities	$(13.6)	$(20.8)	$(5.7)	$(5.1)
Long-term liabilities	(75.8)	(61.6)	(34.2)	(33.5)
Accumulated other comprehensive loss	0.7	8.9	—	—

	$(88.7)	$(73.5)	$(39.9)	$(38.6)

The Company uses an actuarial measurement date of December 31 to measure its pension benefit obligations and March 31 to measure its other postretirement obligations. The following table presents significant assumptions used to determine benefit obligations and net periodic benefit cost (in weighted-average percentages):

	Pension Benefits			Other Postretirement Benefits
	March 31,			March 31,
	2004	2005	2006	2004	2005	2006
Benefit Obligations:
Discount rate	6.07%	5.78%	5.54%	6.25%	6.00%	5.75%
Rate of compensation increase	3.49%	3.31%	3.34%	n/a	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	6.55%	6.07%	5.78%	6.75%	6.25%	6.00%
Rate of compensation increase	3.31%	3.49%	3.31%	n/a	n/a	n/a
Expected return on plan assets	9.00%	8.50%	8.46%	n/a	n/a	n/a

In evaluating the expected return on plan assets, consideration was given to historical long-term rates of return on plan assets, and input from the Company’s pension fund consultant on asset class return expectations, long-term inflation and current market conditions.

The Company’s weighted-average investment allocations as of March 31, 2005 and 2006, are presented in the following table. The Company’s defined benefit pension investment policy recognizes the long-term nature of pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize investment returns consistent with levels of investment risk that are prudent and reasonable. All assets are managed externally according to guidelines established individually with investment managers and the Company’s investment consultant. The manager guidelines prohibit the use of any type of investment derivative without the prior approval of the investment committee. Portfolio risk is controlled by having managers comply with their established guidelines, including establishing the maximum size of any single holding in their portfolios and by using managers with different investment styles. The Company periodically undertakes asset and liability modeling studies to determine the appropriateness of the investments. The portfolio included holding of domestic, international, and private equities, global high quality and high yield fixed income, and short-term interest bearing deposits. No equity securities of the Company are held in the portfolio. The target allocation of 65% equities and 35% fixed income is established by the investment committee of each plan.

	Plan Assets as of March 31,
	2005	2006
Equity securities	70%	70%
Debt securities	29	29
Other	1	1

The Company expects to contribute approximately $20.8 million during fiscal 2007 to its defined benefit plans and $5.1 million to its other postretirement benefit plans.

Expected benefit payments to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are as follows (in millions):

Year ending March 31:	Pension Benefits	Other Postretirement Benefits
2007	$13.8	$5.1
2008	14.0	4.8
2009	14.4	4.6
2010	14.6	4.3
2011	14.9	4.3
2012-2016	81.8	19.7

Pension Plans That Are Not Fully Funded

At March 31, 2005, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of the fair value of plan assets were $235.3 million, $224.9 million and $139.0 million, respectively, and at March 31, 2006 were $247.6 million, $236.8 million and $153.6 million, respectively.

Other Postretirement Benefits

The Company’s domestic retiree medical program provides for prescription drug benefits. On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D). In May 2004, the FASB issued Staff Position No. 106-2 (FSP 106-2), which provides accounting guidance to employers that offer prescription drug benefits under retiree healthcare benefit plans to Medicare eligible retirees. FSP 106-2 requires that the benefit attributable to past service be accounted for as an actuarial gain and the benefit related to current service be reported as a reduction in service cost. The adoption of FSP 106-2 reduced the Company’s accumulated postretirement benefit obligation at March 31, 2005 by approximately $2.6 million.

The other postretirement benefit obligation was determined using an assumed health care cost trend rate of 10% in fiscal 2007 grading down to 5% in fiscal 2012 and thereafter. The discount rate, compensation rate increase and health care cost trend rate assumptions are determined as of the measurement date.

Assumed health care cost trend rates have a significant effect on amounts reported for the retiree medical plans. A one-percentage point change in assumed health care cost trend rates would have the following effect (in millions):

	One Percentage Point Increase			One Percentage Point Decrease
	Year ended March 31,			Year ended March 31,
	2004	2005	2006	2004	2005	2006
Increase (decrease) in total of service and interest cost components	$0.3	$0.2	$0.2	$(0.3)	$(0.2)	$(0.2)
Increase (decrease) in postretirement benefit obligation	$3.9	$3.0	$3.5	$(3.3)	$(2.6)	$(3.0)

Multi-employer and Government-sponsored Plans

The Company participates in certain multi-employer and government-sponsored plans for eligible employees. Expense related to these plans was $0.2 million, $0.2 million and $0.2 million for the years ended March 31, 2004, 2005 and 2006, respectively.

Defined Contribution Savings Plans

The Company sponsors certain defined-contribution savings plans for eligible employees. Expense related to these plans was $0.6 million, $5.9 million and $9.8 million for the years ended March 31, 2004, 2005 and 2006, respectively.

12.	Income Taxes

The components of the provision for income taxes are as follows (in millions):

	Year ended March 31,
	2004	2005	2006
Current:
United States	$—	$—	$—
Non-United States	5.2	4.2	10.6
State and local	0.8	1.2	2.6

Total current	6.0	5.4	13.2
Deferred:
United States	2.8	6.8	9.9
Non-United States	0.2	—	(1.4)
State and local	(0.3)	2.0	(5.4)

Total deferred	2.7	8.8	3.1

Provision for income taxes	$8.7	$14.2	$16.3

The provision for income taxes was calculated based upon the following components of income before income taxes (in millions):

	Year ended March 31,
	2004	2005	2006
United States	$18.0	$28.3	$37.0
Non-United States	4.9	7.5	2.2

Income before income taxes	$22.9	$35.8	$39.2

Deferred income taxes consist of the tax effects of the following temporary differences (in millions):

	March 31,
	2005	2006
Deferred tax assets:
Compensation and retirement benefits	$26.4	$24.7
US federal and state tax operating loss carryforwards	11.9	6.2
Foreign tax credit carryforwards	17.5	23.9
Foreign net operating loss carryforwards	14.1	18.7
Other	0.5	1.4

	70.4	74.9
Valuation allowance	(18.1)	(24.8)

Total deferred tax assets	52.3	50.1
Deferred tax liabilities:
Property, plant and equipment	53.1	48.3
Compensation and retirement benefits	1.0	—
Inventories	12.2	11.0
Intangible assets and goodwill	36.6	38.0
Other	0.9	—

Total deferred tax liabilities	103.8	97.3

Net deferred tax liabilities	$51.5	$47.2

These deferred tax assets and liabilities are classified in the consolidated balance sheet based on the balance sheet classification of the related assets and liabilities.

Management believes it is more likely than not that current and long-term deferred tax assets will be realized through the reduction of future taxable income. Significant factors considered by management in this determination include the historical operating results of the Company and the expectation of future earnings, including anticipated reversals of future taxable temporary differences. A valuation allowance was established at March 31, 2005 and 2006 for deferred tax assets related to state net operating loss carryforwards, foreign net operating loss carryforwards and foreign tax credit carryforward for which utilization is uncertain. The carryforward period for the foreign tax credit is ten years. The carryforward period for the state net operating losses is fifteen years. Certain foreign net operating loss carryforwards are subject to a five year expiration period, and the carryforward period for the remaining foreign net operating losses is indefinite.

The provision for income taxes differs from the United States statutory income tax rate due to the following item (in millions):

	Year ended March 31,
	2004	2005	2006
Provision for income taxes at U.S. statutory income tax rate	$8.0	$12.5	$13.7
State and local income taxes, net of federal benefit	0.6	2.1	(1.8)
Net effects of foreign tax rates and credits	0.4	(1.6)	2.8
Foreign net operating losses for which tax benefit was not provided	—	1.4	1.8
Other	(0.3)	(0.2)	(0.2)

Provision for income taxes	$8.7	$14.2	$16.3

No provision has been made for United States income taxes related to approximately $12.7 million of undistributed earnings of foreign subsidiaries considered to be permanently reinvested. It is not practicable to determine the income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

The Company’s United States federal income tax return for fiscal 2002 is currently under examination. Management believes adequate provision for income taxes payable of the Company has been made for all fiscal years through 2006. In connection with the sale of the Predecessor (see Note 1), Invensys has indemnified the Company against all income tax obligations existing prior to the closing date, November 25, 2002.

Cash paid for income taxes to governmental tax authorities during the years ended March 31, 2004, 2005 and 2006, respectively, was $7.4 million, $7.1 million and $10.5 million, respectively.

13.	Related Party Transactions

RBS Global, Inc. has a management services agreement with TC Group, L.L.C., (The Carlyle Group) for advisory and consulting services related to corporate management, finance, product strategy, investment, acquisitions and other matters relating to the business of the Company. Under the terms of the agreement, the Company paid $2.0 million per year plus out of pocket expenses during fiscal 2004, 2005 and 2006. This agreement will remain in effect until such time as The Carlyle Group or its affiliates collectively own less than 10% of the equity interest of the Company, or such earlier time as the Company and The Carlyle Group may mutually agree.

The Company paid a total of $5.2 million in May 2005 to The Carlyle Group and an entity controlled by the chairman of the Company’s Board of Directors for investment banking and other transaction related services as part of the Falk acquisition. These payments have been accounted for as transaction-related expenses and included in the total cost of the Falk acquisition as discussed in Note 1.

During the year ended March 31, 2006, the Company expensed approximately $1.5 million of consulting services provided by an entity that is controlled by certain minority shareholders of the Company.

14.	Commitments and Contingencies

The Company is involved in various unresolved legal actions, administrative proceedings, and claims in the ordinary course of its business involving, among other things, product liability, commercial, employment, workers’ compensation, intellectual property claims and environmental matters. The Company establishes reserves in a manner that is consistent with accounting principles generally accepted in the United States for costs associated with such matters when its liability is probable and those costs are capable of being reasonably estimated. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, management believes the eventual outcome of these unresolved legal actions either individually, or in the aggregate, will not have a material effect on the financial position, results of operations or cash flows of the Company.

In connection with the Carlyle Acquisition, Invensys has provided the Company with indemnification against certain contingent liabilities, including certain preclosing environmental liabilities. The Company believes that, pursuant to such indemnity obligations, Invensys is obligated to defend and indemnify us with respect to the matters described below relating to the Ellsworth Industrial Park Site and to various asbestos claims. The indemnity obligations relating to environmental matters at the Ellsworth Industrial Park Site and various asbestos claims are not subject to any time limitations and are subject to an overall dollar cap equal to the purchase price, which is an amount in excess of $900 million. The following paragraphs summarize noteworthy actions and proceedings:

In 2002, the Company was named as a potentially responsible party, or PRP, together with at least ten other companies, at the Ellsworth Industrial Park Site, Downers Grove, DuPage County, Illinois (the Site), by the United States Environmental Protection Agency, or USEPA, and the Illinois Environmental Protection Agency, or IEPA. The Company’s Downers Grove property is situated within the Ellsworth Industrial Complex. The USEPA and IEPA allege there has been one or more releases or threatened releases of chlorinated solvents and other hazardous substances, pollutants or contaminants, allegedly including but not limited to a release or threatened release on or from the Company’s property, at the Site. The relief sought by the USEPA and IEPA includes further investigation and potential remediation of the Site. In support of the USEPA and IEPA, the Illinois Attorney General filed in July 2004 a lawsuit (State of Illinois v. Precision et al.) in the Circuit Court of DuPage County, Illinois against us and the other PRP companies seeking an injunction, the provision of potable water to approximately 800 homes, further investigation of the alleged contamination, reimbursement of certain costs incurred by the state and assessment of a monetary penalty. In August 2003, several PRPs, including the Company, entered into an Administrative Order by Consent, or AOC, with the USEPA, IEPA and State of Illinois et al. that required the PRPs to provide $4.275 million to fund the hook-up of about 800 homes to municipal water and provided for continuing investigation of the Site. The Company agreed to provide $306,500 of that fund under an interim allocation. The AOC is expected to resolve a significant portion of the State of Illinois lawsuit. Subsequently, the Company was notified by the USEPA that the Site investigation is expanding. Our future costs related to the site, including for investigation and/or remediation, could be significant. The Company is also a defendant in three pending lawsuits alleging property damage or personal injury (although the complaints do not specify any dollar amounts) stemming from contamination that allegedly, in whole or in part, originated from the Site: Muniz et al v. Rexnord Corporation et al. is a class action filed in April 2004 and currently pending in the United States District Court for the Northern District of Illinois. The plaintiffs seek reimbursement for the costs they claim to have incurred and will incur in connection with the alleged contamination and compensatory and punitive damages for their alleged injuries. No specific dollar amount is claimed. Jana Bendik v. Precision Brand Products et al. v. Rexnord Corporation et al. was filed in April 2004 by an individual plaintiff in the Circuit Court of Cook County, Illinois. The plaintiff seeks monetary relief for alleged personal injury. No specific amount is claimed. Kevin Pote, et al. v. Ames Supply Co. et al. was filed in December 2004 by an individual plaintiff in the Circuit Court of Cook County, Illinois. The complaint seeks compensatory and punitive damages recoverable under the Illinois Wrongful Death and Survival Statute and the costs of the suit. No specific amount is claimed. The ultimate outcome of the Ellsworth investigation and related litigation cannot presently be determined; however, management believes we have meritorious defenses to the suits. Pursuant to its indemnity obligation, Invensys is defending the Company in these matters and has paid 100% of the related costs to date. To provide additional protection, the Company has sued, but has also been sued by, its insurance companies over coverage for these matters.

The Company has been named as a defendant in over 560 lawsuits (with approximately 8,350 claimants) pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain brakes and clutches previously manufactured by the

Company’s Stearns division. Similarly, the Company’s Prager subsidiary has been named as a defendant in two pending multi-defendant lawsuits relating to alleged personal injuries due to the alleged presence of asbestos in a product allegedly manufactured by Prager. There are approximately 3,600 claimants in the Prager lawsuits. The ultimate outcome of these lawsuits cannot presently be determined. The Company believes that it also has insurance coverage for its legal defense costs related to the Prager lawsuits and has indemnity coverage by Invensys for both the Stearns and Prager lawsuits. Further, the Company believes that it has additional indemnity coverage on the Stearns lawsuits from FMC Corporation, the prior owner of the Stearns business.

The Company was a defendant and cross-defendant in a case entitled Odeco Drilling Inc., et al. v. Baroid Equipment, Inc., filed in October 1992 in state court in Harris County, Texas. On February 26, 2002, the court entered a final judgment in favor of Baroid Equipment, Inc. and Varco Shaffer Co. (Defendants/Cross-Plaintiffs) against the Company in the amount of approximately $2.3 million, plus pre-judgment interest of 10% beginning October 16, 1992. The judgment provides for a further award of attorneys’ fees to the Defendants/Cross-Plaintiffs in the event of appeals. On October 13, 2005, the Court of Appeals reversed the award to Odeco against Shaffer and reversed the award to Shaffer from Rexnord. Odeco filed for a rehearing and the request was denied on February 2, 2006. The parties have petitioned the Texas Supreme Court for review of the appellate court decision. The Company is indemnified against any loss by two separate parties in connection with this matter. Accordingly, the Company has recorded a liability at March 31, 2006 in the amount of the judgment plus accrued interest totaling $8.3 million and a corresponding receivable in the same amount. Both the liability and corresponding receivable are classified as a noncurrent liability and asset, respectively, in the consolidated balance sheet at March 31, 2006.

In connection with the Falk acquisition, Hamilton Sundstrand has, subject to various terms and conditions, including certain caps and limitations, provided the Company with indemnification against certain contingent liabilities, including coverage for certain preclosing environmental liabilities. The Company believes that, pursuant to such indemnity obligations, Hamilton Sundstrand is obligated to defend and indemnify us with respect to the asbestos claims described below, and that, with respect to these claims, such indemnity obligations are not subject to any time or dollar limitations. The following paragraph summarizes noteworthy actions and proceedings for which Hamilton Sundstrand has accepted responsibility:

Falk is a defendant in over one hundred lawsuits pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain clutches and drives previously manufactured by Falk. There is a total of approximately 9,142 claimants in these suits. The ultimate outcome of these lawsuits cannot presently be determined. Hamilton Sundstrand is defending Falk in these lawsuits pursuant to its indemnity obligations and has paid 100% of the costs to date.

In addition to the foregoing litigation, Falk is a defendant in other lawsuits. As with the matters described above, it is not possible to predict with certainty the outcome of these unresolved legal actions. However, based upon current information management believes the eventual outcome of these unresolved legal actions will not have a material adverse effect on the financial position, results of operations or cash flows of the Company. The following paragraph summarizes the noteworthy action in which Falk is a defendant:

Kimberly St. Cin, Individually and as surviving spouse of Robert St. Cin, decedent v. The Falk Corporation, et al., filed in January 2004 in the Circuit Court of Cape Girardeau County, Missouri. The suit was filed against Falk and several other defendants for wrongful death involving an elevator bucket loader. The claim amount is for $9 million in damages including loss of income, loss of consortium, funeral and burial expenses and pain and suffering, as well as punitive damages and pre- and post-judgment interest. The drive and backstop were allegedly manufactured by Falk.

15.	Business Segment Information

The Company operates in a single business segment—power transmission products. Net sales to third parties and long-lived assets by geographic region are as follows (in millions):

	Net Sales to Third Parties			Long-Lived Assets
	Year ended March 31,			Year ended March 31,
	2004	2005	2006	2005	2006
United States	$439.1	$528.9	$771.3	$704.1	$905.8
Europe	201.6	201.2	202.7	239.3	240.1
Rest of the world	72.1	80.9	107.4	6.9	14.5

	$712.8	$811.0	$1,081.4	$950.3	$1,160.4

Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity that holds such assets.

16.	Guarantor Subsidiaries

The following schedules present condensed consolidating/combining financial information at March 31, 2005 and 2006, and for the years ended March 31, 2004, 2005 and 2006, for: (a) RBS Global, Inc., the Parent Company; (b) Rexnord LLC, the Issuer, which is wholly-owned by the Parent; (c) on a combined basis, the domestic subsidiaries of the Company, all of which are wholly-owned by the Parent (Guarantor Subsidiaries); and (d) on a combined basis, the foreign subsidiaries of the Company (non-Guarantor Subsidiaries). Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees of the senior subordinated notes are full and unconditional and joint and several, and the Company believes separate financial statements and other disclosures regarding the Guarantor Subsidiaries are not material to investors. The Guarantor Subsidiaries guarantee the senior subordinated notes issued in connection with the acquisition of the Company by The Carlyle Group.

The restricted assets of the consolidated subsidiaries of RBS Global, Inc., a holding company (the Parent Company), exceeds 25 percent of consolidated net assets at March 31, 2005 and 2006. The following schedules present the condensed financial information of the Parent Company in accordance with Rule 5-04 of Regulation S-X. With the exception of the Parent Company’s guarantee of the senior subordinated notes, the Parent Company does not have any guarantees, material contingencies or long-term obligations.

Condensed Consolidating Balance Sheet

March 31, 2005

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$—	$15.9	$10.4	$—	$26.3
Receivables, net	—	—	65.0	62.7	—	127.7
Inventories	—	—	81.6	46.1	—	127.7
Other current assets	—	—	11.3	6.8	—	18.1

Total current assets	—	—	173.8	126.0	—	299.8
Receivable from (payable to) affiliates	—	79.7	36.3	(116.0)	—	—
Property, plant and equipment, net	—	—	194.8	69.1	—	263.9
Intangible assets, net	—	—	103.5	7.8	—	111.3
Goodwill	—	8.1	392.8	174.2	—	575.1
Investment in:
Guarantor subsidiaries	425.7	940.9	—	—	(1,366.6)	—
Non-guarantor subsidiaries	—	—	115.0	—	(115.0)	—
Other assets	—	18.8	7.6	0.9	—	27.3

Total assets	$425.7	$1,047.5	$1,023.8	$262.0	$(1,481.6)	$1,277.4

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	$—	$—	$(0.1)	$3.4	$—	$3.3
Trade payables	—	—	43.8	34.5	—	78.3
Income taxes payable	(0.7)	(13.5)	14.3	3.6	—	3.7
Deferred income taxes	—	—	9.8	3.0	—	12.8
Compensation and benefits	—	—	21.9	10.7	—	32.6
Current portion of pension obligations	—	—	11.0	2.6	—	13.6
Current portion of postretirement obligations	—	—	5.7	—	—	5.7
Interest payable	—	9.7	—	0.2	—	9.9
Other current liabilities	—	—	15.1	5.9	—	21.0

Total current liabilities	(0.7)	(3.8)	121.5	63.9	—	180.9
Long-term debt	—	500.0	0.9	2.5	—	503.4
Note payable to (receivable from) affiliates, net	1.7	125.0	(165.5)	38.8	—	—
Pension obligations	—	—	38.8	37.0	—	75.8
Postretirement benefit obligations	—	—	32.1	2.1	—	34.2
Deferred income taxes	—	0.6	35.6	2.5	—	38.7
Other liabilities	—	—	19.5	0.2	—	19.7
Total liabilities	1.0	621.8	82.9	147.0	—	852.7

Commitments and contingent liabilities
Stockholders’ equity	424.7	425.7	940.9	115.0	(1,481.6)	424.7

Total liabilities and stockholders’ equity	$425.7	$1,047.5	$1,023.8	$262.0	$(1,481.6)	$1,277.4

Condensed Consolidating Balance Sheet

March 31, 2006

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$—	$13.3	$9.2	$—	$22.5
Receivables, net	—	—	115.4	62.0	—	177.4
Inventories	—	—	140.9	51.0	—	191.9
Other current assets	—	—	10.8	11.4	—	22.2

Total current assets	—	—	280.4	133.6	—	414.0
Receivable from (payable to) affiliates	—	86.8	28.8	(115.6)	—	—
Property, plant and equipment, net	—	—	280.2	68.7	—	348.9
Intangible assets, net	—	—	132.7	8.4	—	141.1
Goodwill	—	28.1	465.0	177.3	—	670.4
Investment in:
Guarantor subsidiaries	442.1	739.4	—	—	(1,181.5)	—
Non-guarantor subsidiaries	—	—	137.5	—	(137.5)	—
Other assets	—	21.6	9.9	2.2	—	33.7

Total assets	$442.1	$875.9	$1,334.5	$274.6	$(1,319.0)	$1,608.1

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	$—	$—	$0.1	$1.8	$—	$1.9
Trade payables	—	—	81.8	37.5	—	119.3
Income taxes payable	(1.3)	(11.3)	13.8	2.7	—	3.9
Deferred income taxes	(0.4)	—	7.9	(0.5)	—	7.0
Compensation and benefits	—	—	32.5	12.4	—	44.9
Current portion of pension obligations	—	—	20.8	—	—	20.8
Current portion of postretirement obligations	—	—	5.1	—	—	5.1
Interest payable	—	13.3	—	0.2	—	13.5
Other current liabilities	—	(0.1)	29.0	9.5	—	38.4

Total current liabilities	(1.7)	1.9	191.0	63.6	—	254.8
Long-term debt	—	749.0	0.7	2.1	—	751.8
Note payable to (receivable from) affiliates, net	2.7	(317.1)	294.2	20.2	—	—
Pension obligations	—	—	23.5	38.1	—	61.6
Postretirement benefit obligations	—	—	31.1	2.4	—	33.5
Deferred income taxes	—	—	36.0	4.2	—	40.2
Other liabilities	—	—	18.6	6.5	—	25.1

Total liabilities	1.0	433.8	595.1	137.1	—	1,167.0
Commitments and contingent liabilities
Stockholders’ equity	441.1	442.1	739.4	137.5	(1,319.0)	441.1

Total liabilities and stockholders’ equity	$442.1	$875.9	$1,334.5	$274.6	$(1,319.0)	$1,608.1

Condensed Consolidating Statement of Income

Fiscal Year Ended March 31, 2004

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$491.3	$265.8	$(44.3)	$712.8
Cost of sales	—	—	336.2	193.5	(44.3)	485.4

Gross profit	—	—	155.1	72.3	—	227.4
Selling, general and administrative expenses	0.2	0.1	93.3	54.5	—	148.1
Restructuring and other similar costs	—	—	0.5	2.1	—	2.6
Curtailment gain	—	—	(6.6)	—	—	(6.6)
Amortization of intangible assets	—	—	13.7	0.2	—	13.9

Income (loss) from operations	(0.2)	(0.1)	54.2	15.5	—	69.4
Nonoperating income (expense):
Interest expense:
To third parties	—	(44.3)	—	(1.1)	—	(45.4)
To affiliates	—	8.7	2.6	(11.3)	—	—
Other, net	(2.0)	(0.1)	(0.8)	1.8	—	(1.1)

Income (loss) before income taxes	(2.2)	(35.8)	56.0	4.9	—	22.9
Provision for income taxes	(0.7)	(13.0)	18.9	3.5	—	8.7

Income (loss) before equity in earnings of subsidiaries	(1.5)	(22.8)	37.1	1.4	—	14.2
Equity in earnings of subsidiaries	15.7	38.5	1.4	—	(55.6)	—

Net income	$14.2	$15.7	$38.5	$1.4	$(55.6)	$14.2

Condensed Consolidating Statement of Income

Fiscal Year Ended March 31, 2005

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$571.1	$290.1	$(50.2)	$811.0
Cost of sales	—	—	389.5	216.5	(50.2)	555.8

Gross profit	—	—	181.6	73.6	—	255.2
Selling, general and administrative expenses	0.2	0.1	98.5	54.8	—	153.6
Restructuring and other similar costs	—	—	5.2	2.1	—	7.3
Amortization of intangible assets	—	—	13.6	0.2	—	13.8

Income (loss) from operations	(0.2)	(0.1)	64.3	16.5	—	80.5
Nonoperating income (expense):
Interest expense:
To third parties	—	(42.3)	(0.1)	(1.6)	—	(44.0)
To affiliates	—	7.1	2.6	(9.7)	—	—
Other, net	(2.0)	—	(1.0)	2.3	—	(0.7)

Income (loss) before income taxes	(2.2)	(35.3)	65.8	7.5	—	35.8
Provisions for income taxes	(0.7)	(13.3)	24.0	4.2	—	14.2

Income (loss) before equity in earnings of subsidiaries	(1.5)	(22.0)	41.8	3.3	—	21.6
Equity in earnings of subsidiaries	23.1	45.1	3.3	—	(71.5)	—

Net income	$21.6	$23.1	$45.1	$3.3	$(71.5)	$21.6

Condensed Consolidating Statement of Income

Fiscal Year Ended March 31, 2006

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$818.4	$316.6	$(53.6)	$1,081.4
Cost of sales	—	—	563.2	232.7	(53.6)	742.3

Gross profit	—	—	255.2	83.9	—	339.1
Selling, general and administrative expenses	0.7	0.1	131.6	55.4	—	187.8
Restructuring and other similar costs	—	—	23.6	7.5	—	31.1
Amortization of intangible assets	—	—	15.6	0.1	—	15.7

Income (loss) from operations	(0.7)	(0.1)	84.4	20.9	—	104.5
Nonoperating income (expense):
Interest expense:
To third parties	—	(60.1)	(0.4)	(1.0)	—	(61.5)
To affiliates	—	20.2	(11.5)	(8.7)	—	—
Other, net	(2.0)	5.8	1.4	(9.0)	—	(3.8)

Income (loss) before income taxes	(2.7)	(34.2)	73.9	2.2	—	39.2
Provisions for income taxes	(0.9)	(7.5)	15.5	9.2	—	16.3

Income (loss) before equity in earnings of subsidiaries	(1.8)	(26.7)	58.4	(7.0)	—	22.9
Equity in earnings of subsidiaries	24.7	51.4	(7.0)	—	(69.1)	—

Net income (loss)	$22.9	$24.7	$51.4	$(7.0)	$(69.1)	$22.9

Condensed Consolidating Statement of Cash Flows

Fiscal Year Ended March 31, 2004

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income	$14.2	$15.7	$38.5	$1.4	$(55.6)	$14.2
Noncash adjustments	(15.7)	(34.9)	32.0	7.0	55.6	44.0
Changes in operating assets and liabilities	1.5	50.3	(58.6)	(6.4)	—	(13.2)

Cash provided by operating activities	—	31.1	11.9	2.0	—	45.0
Investing activities
Expenditures for property, plant and equipment	—	—	(14.5)	(7.6)	—	(22.1)
Proceeds from dispositions of fixed assets	—	—	1.8	—	—	1.8
Acquisition of the Rexnord Group	—	—	(10.4)	—	—	(10.4)

Cash used for investing activities	—	—	(23.1)	(7.6)	—	(30.7)
Financing activities
Repayments of long-term debt	—	(30.0)	(0.1)	—	—	(30.1)
Payment of financing fees	—	(1.1)	—	—	—	(1.1)

Cash used for financing activities	—	(31.1)	(0.1)	—	—	(31.2)
Effect of exchange rate changes on cash	—	—	—	1.5	—	1.5

Decrease in cash	—	—	(11.3)	(4.1)	—	(15.4)
Cash at beginning of period	—	—	20.4	16.8	—	37.2

Cash at end of period	$—	$—	$9.1	$12.7	$—	$21.8

Condensed Consolidating Statement of Cash Flows

Fiscal Year Ended March 31, 2005

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income	$21.6	$23.1	$45.1	$3.3	$(71.5)	$21.6
Noncash adjustments	(23.1)	(41.3)	39.3	9.3	71.5	55.7
Changes in operating assets and liabilities:	(0.7)	63.2	(63.4)	(9.0)	—	(9.9)

Cash provided by (used for) operating activities	(2.2)	45.0	21.0	3.6	—	67.4
Investing activities
Expenditures for property, plant and equipment	—	—	(19.3)	(6.4)	—	(25.7)
Proceeds from dispositions of fixed assets	—	—	5.4	1.0	—	6.4

Cash used for investing activities	—	—	(13.9)	(5.4)	—	(19.3)
Financing activities
Borrowings (repayments) of long-term debt	—	(45.0)	(0.3)	1.1	—	(44.2)
Proceeds from exercise of stock options	2.0	—	—	—	—	2.0
Other common stock activity	0.2	—	—	—	—	0.2

Cash provided by (used for) financing activities	2.2	(45.0)	(0.3)	1.1	—	(42.0)
Effect of exchange rate changes on cash	—	—	—	(1.6)	—	(1.6)

Increase (decrease) in cash	—	—	6.8	(2.3)	—	4.5
Cash at beginning of period	—	—	9.1	12.7	—	21.8

Cash at end of period	$—	$—	$15.9	$10.4	$—	$26.3

Condensed Consolidating Statement of Cash Flows

Fiscal Year Ended March 31, 2006

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income	$22.9	$24.7	$51.4	$(7.0)	$(69.1)	$22.9
Noncash adjustments	(25.1)	(48.3)	65.3	11.8	69.1	72.8
Changes in operating assets and liabilities:	1.0	83.5	(91.3)	3.0	—	(3.8)

Cash provided by (used for) operating activities	(1.2)	59.9	25.4	7.8	—	91.9
Investing activities
Acquisition of Falk, net of cash acquired	—	(301.3)	—	—	—	(301.3)
Expenditures for property, plant and equipment	—	—	(28.9)	(8.2)	—	(37.1)
Proceeds from dispositions of fixed assets	—	—	0.9	1.4	—	2.3

Cash used for investing activities	—	(301.3)	(28.0)	(6.8)	—	(336.1)
Financing activities
Proceeds from issuance of long-term debt	—	312.0	—	—	—	312.0
Repayments of long-term debt	—	(63.0)	—	(2.0)	—	(65.0)
Payment of financing fees	—	(7.6)	—	—	—	(7.6)
Proceeds from issuance of common stock	1.2	—	—	—	—	1.2

Cash provided by (used for) financing activities	1.2	241.4	—	(2.0)	—	240.6
Effect of exchange rate changes on cash	—	—	—	(0.2)	—	(0.2)

Increase (decrease) in cash	—	—	(2.6)	(1.2)	—	(3.8)
Cash at beginning of period	—	—	15.9	10.4	—	26.3

Cash at end of period	$—	$—	$13.3	$9.2	$—	$22.5

17.	Quarterly Results of Operations (Unaudited) (in millions)

	First	Second	Third	Fourth		Total
Fiscal Year 2005:
Net sales	$188.8	$199.3	$199.7	$223.2		$811.0
Gross profit	61.1	61.7	55.2	77.2	(1)	255.2
Net income	5.0	5.2	0.3	11.1		21.6

	First	Second	Third	Fourth		Total
Fiscal Year 2006:
Net sales	$239.9	$273.3	$264.5	$303.7		$1,081.4
Gross profit	71.3	86.8	82.0	99.0		339.1
Net income	4.9	7.7	0.6	9.7		22.9

(1)	Includes a $7.0 million benefit due to a change in certain estimates related to the capitalization of overhead variance.

JACUZZI BRANDS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions)

	September 30, 2006	December 31, 2006
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$147.2	$159.5
Trade receivables, net	205.0	177.4
Inventories	194.6	215.6
Deferred income taxes	25.6	25.9
Assets held for sale	7.4	7.5
Prepaid expenses and other current assets	21.9	16.7

Total current assets	601.7	602.6
Property, plant and equipment, net	92.5	94.1
Pension assets	150.0	151.9
Insurance for asbestos claims	136.0	136.0
Goodwill	231.4	233.9
Other non-current assets	42.1	41.7

TOTAL ASSETS	$1,253.7	$1,260.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$19.8	$28.7
Current maturities of long-term debt	1.7	1.7
Trade accounts payable	108.5	96.2
Income taxes payable	9.9	18.9
Liabilities associated with assets held for sale	0.8	—
Accrued expenses and other current liabilities	109.3	105.1

Total current liabilities	250.0	250.6
Long-term debt	381.8	381.8
Deferred income taxes	28.3	28.7
Asbestos claims	136.0	136.0
Other non-current liabilities	112.1	107.4

Total liabilities	908.2	904.5
Commitments and contingencies
Stockholders’ equity	345.5	355.7

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,253.7	$1,260.2

The accompanying notes are an integral part of these statements.

JACUZZI BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)

	Three Months Ended December 31,
	2005	2006
Net sales	$267.1	$272.1
Operating costs and expenses:
Cost of products sold	184.9	192.3
Selling, general and administrative expenses	59.5	61.0
Restructuring charges	1.6	0.7

Operating income	21.1	18.1
Interest expense	(10.3)	(10.7)
Interest income	1.4	2.0
Rexair equity earnings	0.6	0.3
Other income (expense), net	8.1	(1.5)

Earnings before income taxes and discontinued operations	20.9	8.2
Provision for income taxes	(8.8)	(3.7)

Earnings from continuing operations	12.1	4.5

Discontinued operations:
Loss from operations (net of tax benefit of $0.3 for the three months ended December 31, 2005)	(0.6)	—
Loss from disposals (net of tax benefit of $0.4 and $0.3 respectively )	(0.8)	(0.6)

Net earnings	$10.7	$3.9

Basic earnings (loss) per share:
Continuing operations	$0.16	$0.06
Discontinued operations	(0.02)	(0.01)

	$0.14	$0.05

Diluted earnings (loss) per share:
Continuing operations	$0.16	$0.06
Discontinued operations	(0.02)	(0.01)

	$0.14	$0.05

The accompanying notes are an integral part of these statements.

JACUZZI BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Three months ended
	December 31,
	2005	2006
OPERATING ACTIVITIES:
Net cash provided by operating activities of continuing operations	$2.6	$7.6
Net cash used in operating activities of discontinued operations	(1.9)	(1.4)

NET CASH PROVIDED BY OPERATING ACTIVITIES	0.7	6.2

INVESTING ACTIVITIES:
Collection of a non-operating note receivable	9.3	—
Purchases of property, plant and equipment	(3.0)	(2.5)
Proceeds from sale of excess real estate	1.7	0.8
Other	(0.1)	—

Net cash provided by (used in) investing activities of continuing operations	7.9	(1.7)
Investing activities of discontinued operations	(0.6)	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	7.3	(1.7)

FINANCING ACTIVITIES:
Proceeds from stock option exercises	0.3	0.2
Excess tax benefits from share based payment agreements	—	0.1
Increase in notes payable, net	3.8	7.8

Net cash provided by financing activities of continuing operations	4.1	8.1
Financing activities of discontinued operations	(0.7)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	3.4	8.1

Effect of exchange rate changes on cash and cash equivalents	(0.2)	(0.3)

INCREASE IN CASH AND CASH EQUIVALENTS	11.2	12.3
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	110.2	147.2

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$121.4	$159.5

The accompanying notes are an integral part of these statements.

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 1-Basis of Presentation

We manufacture and distribute a broad range of consumer and industrial products through our operating subsidiaries in two business segments – Bath Products and Plumbing Products. Refer to Note 13 regarding our business segments.

We operate on a 52- or 53-week fiscal year ending on the Saturday nearest to September 30. The three-month periods presented in our condensed consolidated financial statements reflect the 13-week periods ending on the Saturday nearest December 31 of the respective fiscal year, but are presented as of December 31 for convenience. The fiscal quarter periods presented consist of the 13 weeks ended December 31, 2006 (also referred to as the “first quarter of 2007”) and December 31, 2005 (also referred to as the “first quarter of 2006”), and are unaudited. However, in our opinion, these financial statements reflect all normal, recurring adjustments necessary to provide a fair presentation of our financial position, results of operations and cash flows for the periods presented. These interim financial statements are condensed, and thus, do not include all of the information and footnotes required by United States generally accepted accounting principles (“GAAP”) for presentation of a complete set of financial statements. The balance sheet as of September 30, 2006 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for a complete set of financial statements.

Our results are impacted by weather and other seasonal influences affecting construction. These interim results are not necessarily indicative of the results that should be expected for the full year. For a better understanding of Jacuzzi Brands, Inc. and our financial statements, the condensed interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended September 30, 2006, which are included in our 2006 Annual Report on Form 10-K, filed on December 7, 2006.

On October 11, 2006, we announced that a definitive merger agreement had been signed under which affiliates of private equity firm Apollo Management L.P. (“Apollo”) will purchase Jacuzzi Brands for $12.50 per share. On January 25, 2007, Jacuzzi Brands’ stockholders approved the adoption of the merger agreement with affiliates of Apollo Management, L.P. All required regulatory approvals for the merger have been obtained, including early termination under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On February 7, 2007, Apollo completed the acquisition.

As previously announced, in connection with the merger agreement, we launched a cash tender offer and consent solicitation on December 4, 2006 with respect to our outstanding $380 million in aggregate principal amount 9 5/8% Senior Secured Notes due 2010 (“Senior Notes”). On December 18, 2006 we announced that we had received tenders and consents for 99.99% of the Senior Notes. Substantially all of the Senior Notes were tendered in the tender offer, which was completed in connection with the merger.

Certain amounts have been reclassified in our prior year consolidated financial statements to conform them to the presentation used in the current year.

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 2-Inventories

We use the first-in-first out (“FIFO”) method for determining the cost of approximately 37.2% of our inventories at December 31, 2006 and approximately 39.0% of our inventories at September 2006, and the last-in-last-out (“LIFO”) method for the remainder of our inventories. Our inventories are categorized as follows:

	September 30, 2006	December 31, 2006
Finished products	$147.4	$164.4
In-process products	15.1	18.5
Raw materials	49.4	50.0

Inventory at FIFO	$211.9	$232.9
LIFO reserve	(17.3)	(17.3)

	$194.6	$215.6

The LIFO reserve represents the difference between the carrying values of our LIFO inventories and their FIFO cost value.

Note 3-Long-Term Debt

Long-term debt consists of the following:

	September 30, 2006	December 31, 2006
Senior Notes	$380.0	$380.0
Other long-term debt	3.5	3.5

	383.5	383.5
Less: current maturities	(1.7)	(1.7)

Long-term debt	$381.8	$381.8

The Senior Notes are due on July 1, 2010 and require the payment of interest of $18.3 million on January 1 and July 1 of each year. As discussed in Note 1, substantially all of the Senior Notes were tendered in connection with the merger.

We also have an asset-based credit facility that matures on July 15, 2008. Under this facility, we can borrow up to $200.0 million subject to a borrowing base consisting of eligible accounts receivable and eligible inventory. There were no balances outstanding under this facility during the first quarter of 2007. At December 31, 2006, we had approximately $121.2 million available to be borrowed under the asset-based credit facility, of which we had utilized approximately $32.1 million for letters of credit, leaving $89.1 million available for borrowings. In addition, we have outstanding foreign commercial letters of credit of $2.0 million which do not affect availability under the asset-based credit facility.

We paid $0.8 million of interest on our borrowings during both the first quarters of 2007 and 2006. Additional information regarding our long-term debt can be found in our 2006 Annual Report on Form 10-K, filed on December 7, 2006.

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in milions unless otherwise noted)

(unaudited)

Note 4-Commitments and Contingencies

Warranties

We record a reserve for future warranty costs based on current unit sales, historical experience and management’s judgment regarding anticipated rates of warranty claims and cost per claim. The adequacy of the recorded warranty reserves is assessed each quarter and adjustments are made as necessary. The specific terms and conditions of the warranties vary depending on the products sold and the countries in which we do business.

Changes in our warranty reserves during the first quarter of 2007 are as follows:

At September 30, 2006	$25.6
Warranty accrual	3.2
Cash payments	(3.7)
Other	0.1

At December 31, 2006	$25.2

Contingencies

We are aware of four purported class action lawsuits related to the merger filed against the Company, each of the Company’s directors and various other defendants, as the case may be, including Apollo, the Company and George M. Sherman (the non-executive Chairman of Rexnord Corporation, a portfolio company affiliated with Apollo), in the Court of Chancery in the State of Delaware in and for New Castle County (the “Court”). On January 22, 2007 we reached an agreement to settle the lawsuits — Usheroff v. Jacuzzi Brands, Inc., et al., C. A. No. 2473-N (filed Oct. 13, 2006), Ryan v. Victor, et al., C.A. No. 2477-N (filed Oct. 13, 2006), Rubenstein v. Marini, et al., C. A. No. 2485-N (filed Oct. 20, 2006) and Worcester Retirement System v. Jacuzzi Brands, Inc., et al., C.A. No. 2531-N (filed Nov. 8, 2006). Under the terms of the agreement, which remains subject to approval by the Court, the parties have agreed to settle all claims raised, or which could be raised, by the proposed plaintiff class relating to the merger. Pursuant to the terms of the proposed settlement, the Company has agreed to amend the merger agreement such that (1) the termination fee payable by the Company on the occurrence of certain specified events, is reduced from $25 million to $22.5 million and (2) the time period during which the Company’s entry into an alternative acquisition proposal would trigger payment of the termination fee under certain circumstances, is reduced from 12 months to 9 months. The Company also agreed to make certain additional disclosures already reflected in the Definitive Proxy Statement filed with the SEC on January 5, 2007. The parties also agreed that, in connection with a settlement, counsel for plaintiffs may seek an award from the Court of attorneys’ fees and expenses in an amount not to exceed $725,000 if the merger is consummated. The Company noted that there can be no assurance that the Court will approve the proposed settlement or that any ultimate settlement will be under the same terms as those contemplated by the agreement.

Guarantees & Indemnifications

In connection with the sale of Ames True Temper in January 2002, we continue to guarantee the lease payments of their master distribution center. The lease obligation will expire in 2015. The scheduled lease payments totaled $3.9 million for fiscal 2006, and increase by 2.25% each year thereafter. We obtained a security interest and indemnification from Ames True Temper on the lease that would enable us to exercise remedies in the event of default. We have not been called upon to make any payments under this guarantee.

We have sold a number of assets and businesses over the last several years and have, on occasion, provided indemnifications for liabilities relating to product liability, environmental, insurance, tax and other claims. We

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in milions unless otherwise noted)

(unaudited)

Note 4-Commitments and Contingencies (Continued)

have recorded reserves, net of escrow deposits totaling approximately $10.2 million as of December 31, 2006 for asserted and potential unasserted claims related to these liabilities. These amounts have not been discounted.

We have an agreement with a third party financing company to repurchase any new or salable spas returned to us within twelve months of the original sale date. The costs associated with this agreement have been minimal to date.

Environmental Matters

We are subject to numerous foreign, federal, state and local laws and regulations concerning such matters as zoning, health and safety and protection of the environment. Laws and regulations protecting the environment may in certain circumstances impose "strict liability,” rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, from time to time, we may receive notices of violation or may be denied applications for environmental licenses or permits because the practices of the operating unit are not consistent with regulations or ordinances.

Our subsidiaries have made capital and maintenance expenditures over time to comply with these laws and regulations. While the amount of expenditures in future years will depend on legal and technological developments which cannot be predicted at this time, these expenditures may progressively increase if regulations become more stringent. In addition, while future costs for compliance cannot be predicted with precision, no information currently available reasonably suggests that these expenditures will have a material adverse effect on our financial condition, results of operations or cash flows.

We are investigating and remediating contamination at a number of present and former operating sites under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA” or "Superfund”), the Federal Resource Conservation and Recovery Act or comparable state statutes or agreements with third parties. These proceedings are in various stages ranging from initial investigations to active settlement negotiations to the cleanup of sites. We have been named as a potentially responsible party at a number of Superfund sites under CERCLA or comparable state statutes. Under these statutes, responsibility for the entire cost of cleanup of a contaminated site can be imposed upon any current or former site owner or operator, or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. No information currently available reasonably suggests that projected expenditures associated with any of these proceedings or any remediation of these sites will have a material adverse effect on our financial condition, results of operations or cash flows.

As of December 31, 2006, we had accrued approximately $7.2 million ($0.5 million accrued as current liabilities and $6.7 million as non-current liabilities), including $5.7 million for discontinued operations, for environmental liabilities. These amounts have not been discounted. In conjunction with some of these liabilities, we have deposited $10.4 million in escrow accounts pursuant to the terms of past disposal agreements. We accrue an amount for each case when the likelihood of an unfavorable outcome is probable and the amount of loss associated with such unfavorable outcome is reasonably estimable.

We believe that the range of liability for these matters would only increase by $0.2 million if it included cases where the likelihood of an unfavorable outcome is only reasonably possible. We cannot predict whether

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in milions unless otherwise noted)

(unaudited)

Note 4-Commitments and Contingencies (Continued)

future developments in laws and regulations concerning environmental protection or unanticipated enforcement actions will require material capital expenditures or otherwise affect our financial condition, results of operations or cash flows in a materially adverse manner, or whether our businesses will be successful in meeting future demands of regulatory agencies in a manner which will not have a material adverse effect on our financial condition, results of operations or cash flows.

Litigation

We and our subsidiaries are parties to legal proceedings that we believe to be either ordinary, routine litigation incidental to the business of present and former operations or immaterial to our financial condition, results of operations or cash flows.

Certain of our subsidiaries are defendants or plaintiffs in lawsuits that have arisen in the normal course of business. While certain of these matters involve substantial amounts, it is management’s opinion, based on the advice of counsel, that the ultimate resolution of such litigation will not have a material adverse effect on our financial condition, results of operations or cash flows.

In June 1998, we acquired Zurn Industries, Inc. (“Zurn”), which operates as one of our wholly-owned subsidiaries. At the time of the acquisition, Zurn had itself owned various subsidiaries. Zurn, along with many other unrelated companies, is a co-defendant in numerous asbestos related lawsuits pending in the U.S. Plaintiffs’ claims primarily allege personal injuries allegedly caused by exposure to asbestos used primarily in industrial boilers formerly manufactured by a segment of Zurn that has been accounted for as a discontinued operation. Zurn did not manufacture asbestos or asbestos components. Instead, Zurn purchased it from suppliers.

Federal legislation has been proposed that would remove asbestos claims from the current tort system and place them in a trust fund system. This trust would be funded by the insurers and defendant companies. There can be no assurance as to when or if this or any other legislation will be passed and become law or what, if any, the financial impact it could have on Zurn.

New claims filed against Zurn were lower period-over-period. During the first quarter of 2007, approximately 1,200 new asbestos claims were filed against Zurn versus 1,900 in the first quarter of 2006. As of December 31, 2006, the number of asbestos claims pending against Zurn was approximately 46,300 compared to 46,200 as of September 30, 2006. The pending claims against Zurn as of December 31, 2006 were included in approximately 5,000 lawsuits, in which Zurn and an average of 85 other companies are named as defendants, and which cumulatively allege damages of approximately $11.5 billion against all defendants. The claims are handled pursuant to a defense strategy funded by Zurn’s insurers. Defense costs currently do not erode the coverage amounts in the insurance policies, although a few policies that will be accessed in the future may count defense costs toward aggregate limits.

During the first quarter of 2007 and as of the end of such period, approximately 14,200 claims were paid and/or pending payment and approximately 5,800 claims were dismissed and/or pending dismissal. During the first quarter of 2006 and as of the end of such period, approximately 13,800 claims were paid and/or pending payment and approximately 2,900 claims were dismissed and/or pending dismissal. Since Zurn received its first asbestos claim in the 1980s, Zurn has paid or dismissed or agreed to settle or dismiss approximately 147,100 asbestos claims including dismissals or agreements to dismiss of approximately 49,600 of such claims through December 31, 2006.

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in milions unless otherwise noted)

(unaudited)

Note 4-Commitments and Contingencies (Continued)

Zurn used an independent economic consulting firm with substantial experience in asbestos liability valuations to assist in the estimation of Zurn’s potential asbestos liability. At September 30, 2006, that firm estimated that Zurn’s potential liability for asbestos claims pending against it and for claims estimated to be filed through 2016 is approximately $136 million, of which Zurn expects to pay approximately $102 million through 2016 on such claims, with the balance of the estimated liability being paid in subsequent years. As discussed below in more detail, Zurn expects all such payments to be paid by its carriers.

This asbestos liability estimate was based on the current and anticipated number of future asbestos claims, the timing and amounts of asbestos payments, the status of ongoing litigation and the potential impact of defense strategies and settlement initiatives. However, there are inherent uncertainties involved in estimating the number of future asbestos claims, future settlement costs, and the effectiveness of Zurn’s defense strategies and settlement initiatives. In addition, Zurn’s current estimate could be adversely affected due to changes in law and other factors beyond its control. As a result, Zurn’s actual liability could differ from Zurn’s estimate described herein.

Zurn’s current estimate of its asbestos liability of $136 million for claims filed through 2016 assumes that (i) its continuous vigorous defense strategy will remain effective; (ii) new asbestos claims filed annually against it will decline modestly through 2016; (iii) the values by disease will remain consistent with past experience; and (iv) its insurers will continue to pay defense costs without eroding the coverage amounts of its insurance policies. While Zurn believes there is evidence, in its claims settlements experience, for such an impact of a successful defense strategy, if the defense strategy ultimately is not successful to the extent assumed by Zurn, the severity and frequency of asbestos claims could increase substantially above Zurn’s estimates. Further, while Zurn’s current asbestos liability is based on an estimate of claims through 2016, such liability may continue beyond 2016, and such liability could be substantial.

Zurn estimates that its available insurance to cover its potential asbestos liability as of December 31, 2006 is approximately $280.2 million. Zurn believes, based on its experience in defending and dismissing such claims and the coverage available, that it has sufficient insurance to cover the pending and reasonably estimable future claims. This conclusion was reached after considering Zurn’s experience in asbestos litigation, the insurance payments made to date by Zurn’s insurance carriers, existing insurance policies, the industry ratings of the insurers and the advice of insurance coverage counsel with respect to applicable insurance coverage law relating to the terms and conditions of those policies. As of December 31, 2006 and September 30, 2006, Zurn recorded a receivable from its insurance carriers of $136 million, which corresponds to the amount of Zurn’s potential asbestos liability that is covered by available insurance and is probable of recovery.

However, there is no assurance that $280.2 million of insurance coverage will ultimately be available or that Zurn’s asbestos liabilities will not ultimately exceed this amount. Factors that could cause a decrease in the amount of available coverage include changes in law governing the policies, potential disputes with the carriers on the scope of coverage, and insolvencies of one or more of Zurn’s carriers.

Principally as a result of the past insolvency of certain of Zurn’s insurance carriers, coverage analysis reveals that certain gaps exist in Zurn’s insurance coverage, but only if and after Zurn uses approximately $210.2 million of its remaining approximate $280.2 million of insurance coverage. As noted above, the estimate of Zurn’s potential liability for asbestos claims pending against it and for claims estimated to be filed through 2016 is $136 million with the expected amount to be paid through 2016 being $102 million. In order to use

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in milions unless otherwise noted)

(unaudited)

Note 4-Commitments and Contingencies (Continued)

approximately $255.2 million of the $280.2 million of its insurance coverage from solvent carriers, Zurn estimates that it would need to satisfy approximately $14 million of asbestos claims, with additional gaps of $80 million layered within the final $25 million of the $280.2 million of coverage. We will pursue, if necessary, any available recoveries on our approximately $148 million of coverage with insolvent carriers, which includes approximately $83 million of coverage attributable to the gaps discussed above. These estimates are subject to the factors noted above.

After review of the foregoing with Zurn and its consultants, we believe that the resolution of Zurn’s pending and reasonably estimable asbestos claims will not have a material adverse effect on Zurn’s financial condition, results of operations or cash flows.

Note 5-Comprehensive Earnings

The components of comprehensive earnings are as follows:

	First Quarter
	2006	2007
Net earnings	$10.7	$3.9
Foreign currency translation adjustments, net of tax	(3.6)	5.2
Minimum pension liability adjustment, net of tax	0.5	—
Net unrealized loss on investments, net of tax	(0.1)	—

Comprehensive earnings	$7.5	$9.1

Note 6-Earnings Per Share

The information required to compute net earnings per basic and diluted share is as follows:

	First Quarter
	2006	2007
Basic weighted-average number of common shares outstanding	76.1	76.8
Effect of potentially dilutive securities:
Stock options	0.3	0.4
Restricted stock and restricted stock units	0.6	0.7

Diluted weighted-average number of common shares outstanding	77.0	77.9

There were no options to purchase shares excluded from the computation of diluted earnings per share in the first quarter of 2007. Options to purchase 0.4 million shares in the first quarter of 2006, were not included in the computation of diluted earnings per share because the exercise prices of these options exceeded the average market price of the common shares during the first quarter of 2006.

Note 7-Stock Based Compensation

We maintain incentive stock plans that provide for grants of stock options and restricted stock awards to our directors, officers and key employees. We recorded compensation costs of $1.0 million for both the first quarters

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 7-Stock Based Compensation (Continued)

of 2007 and 2006. We granted 26,250 stock options during the first quarter of 2007 with a fair value of $6.31. The weighted average exercise price of stock options granted during the quarter was $9.98. There were no restricted stock awards issued during the first quarter of 2007. We recognized a tax benefit for share-based compensation arrangements of $0.3 million in both the first quarters of 2007 and 2006.

Note 8-Pension and Retirement Plans

We sponsor a number of non-contributory defined benefit pension plans and a number of defined contribution plans. Additionally, we provide other post-retirement benefits, such as health care and life insurance benefits, to certain groups of retirees, with most retirees contributing a portion of our costs.

The components of net periodic (income) expense for our defined benefit pension and other post-retirement benefit plans are as follows:

	Pension Plans First Quarter		Other Plans First Quarter
	2006	2007	2006	2007
Service cost	$1.5	$1.7	$0.1	$0.1
Interest cost	5.9	6.2	0.2	0.2
Expected return on plan assets	(9.0)	(9.9)	—	—
Amortization of prior service cost	0.3	0.4	(0.2)	(0.3)
Amortization of net actuarial loss	2.1	1.3	—	—
Curtailment/settlement	0.6	—	—	—

Periodic (income) expense of defined benefit plans	1.4	(0.3)	0.1	0.0

Net periodic (income) expense of:
Defined benefit plans	1.4	(0.3)	0.1	0.0
Defined contribution plans	0.4	0.5	—	—

Net periodic expense	$1.8	$0.2	$0.1	$0.0

During the first quarter of 2006, we made an offer to certain retired or terminated vested participants in our defined benefit pension plans to pay them their future nonqualified benefits as a one time lump sum payment. There were 27 participants who accepted the offer, resulting in a payment of $3.0 million in benefits and a settlement change of $0.6 million, which is included in the other (expense) income, net.

Our funding policy is to contribute amounts to our pension plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 or U.K. law and pension regulations, plus such additional amounts as we may determine to be appropriate from time to time. During the first quarter of 2007, we contributed $5.4 million to our foreign defined benefit pension plans and expect to contribute another $7.1 million to these plans during the remainder of fiscal 2007. This estimated future contribution includes $2.8 million which is conditional on the receipt of proceeds related to the sale of a building.

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 9-Restructuring Costs

The activity in the restructuring liability accounts by cost category is as follows:

	Lease and Contract-Related Costs	Severance and Related Costs	Total Costs
At September 30, 2006	$1.3	$1.3	$2.6
Cash charges	—	0.6	0.6
Cash payments	(0.2)	(1.2)	(1.4)

At December 31, 2006	$1.1	$0.7	$1.8

We recorded restructuring charges of $0.7 million during the first quarter of 2007 which included the $0.6 million in cash charges reflected above and $0.1 million of charges related to stock-based compensation awards. The restructuring charges were for staff reductions primarily in the U.K. bath operations and corporate. The entire $1.8 million of the accrued restructuring costs at December 31, 2006 are included in the balance sheet caption “Accrued expenses and other current liabilities.” We expect the remaining accruals to be paid with cash over the next year as provided by the severance and lease agreements.

Note 10-Discontinued Operations

On July 28, 2006, we sold all of our shares of common stock of Spear and Jackson Inc. (“S&J”) to United Pacific Industries Limited for a purchase price of approximately $5.0 million. This disposal plan qualified for treatment as discontinued operations in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). Therefore, the operating results of S&J were not included in our results from continuing operations. Instead, the results were recorded as loss from discontinued operations.

Summarized results of the S&J are as follows:

First Quarter
2006
Net sales	$14.2
Operating loss	(1.2)
Loss from discontinued operations	(0.6)

Included in assets held for sale are properties held for sale of $7.5 million at December 31, 2006 and $7.4 million at September 30, 2006. These properties are currently being marketed for sale and meet all of the criteria for classification as held for sale at December 31, 2006 as required by SFAS No. 144. These properties are recorded at the lower of their carrying value or fair value less costs to sell. In January 2007 we sold one of these properties for net proceeds of $8.4 million and expect to recognize a gain on the transaction of $2.0 million in the second quarter of fiscal 2007.

Note 11-Income Taxes

Our effective tax rate for the first quarter of 2007 was 45.1% as compared to 42.1% for the first quarter of 2006. The rate is high for the first quarter due to increases in our tax reserves. We expect our effective tax rate to be approximately 41% for the full fiscal 2007.

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 11-Income Taxes (Continued)

We have appealed various issues relating to the Federal audit of our U.S. consolidated returns for 1998 through 2002. We have recorded reserves that are adequate to cover any assessment if our appeals are rejected. In addition, several states and various other countries have examinations either in the planning stages or currently underway.

Net cash provided by operating activities in the first quarter of 2007 included $9.7 million received from the Italian government which consisted of a refund on withholding taxes for tax years 1998 and 1999 of $7.9 million and related interest of $1.8 million.

Note 12-Segment Data

We manufacture and distribute a broad range of consumer and industrial products through our operating subsidiaries in two business segments – Bath Products and Plumbing Products. Our Bath Products segment manufactures and sources whirlpool baths, spas, showers, sanitary ware, including sinks and toilets, and bathtubs for the construction and remodeling markets. Our Plumbing Products segment manufactures professional grade drainage, water control, commercial brass and PEX piping products primarily for the commercial and institutional construction, renovation and facilities maintenance markets. The following is a summary of the significant accounts and balances by segment, reconciled to the consolidated totals.

	Bath Products	Plumbing Products	Corporate and Other	Consolidated Total
Net Sales
First Quarter 2007	$167.7	$104.4	$—	$272.1
2006	174.2	92.9	—	267.1

Total Operating Income (Loss)
First Quarter 2007	$3.5	$18.6	$(4.0)	$18.1
2006	5.9	18.1	(2.9)	21.1

Capital Expenditures
First Quarter 2007	$2.1	$0.4	$—	$2.5
2006	1.7	1.3	—	3.0

Depreciation and Amortization
First Quarter 2007	$4.3	$1.1	$0.4	$5.8
2006	4.2	1.2	0.3	5.7
Restructuring Charges Included in Operating Income (Loss)
First Quarter 2007	$0.3	$—	$0.4	$0.7
2006	1.4	—	0.2	1.6

Assets
As of December 31, 2006	$460.7	$338.3	$461.2	$1,260.2
As of September 30, 2006	466.0	333.8	453.9	1,253.7

Note 13-Supplemental Joint Issuer and Guarantor Financial Information

The following represents the supplemental consolidating condensed financial statements of Jacuzzi Brands, Inc. (“JBI”), which is the issuer of our Senior Notes, the subsidiaries which are guarantors of the Senior Notes

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 13-Supplemental Joint Issuer and Guarantor Financial Information (Continued)

and our subsidiaries which are not guarantors of the Senior Notes as of December 31, 2006 and September 30, 2006 and for each of the three months ended December 31, 2006 and 2005. Certain of our existing and future domestic restricted subsidiaries guarantee the Senior Notes, jointly and severally, on a senior basis. The Senior Notes are secured by a first-priority lien on and security interest in substantially all of our domestic real property, plant and equipment. The Senior Notes are also secured by a second-priority lien on and security interest in the assets that secure the asset-based credit facility (see our 2006 Annual Report on Form 10-K, filed on December 7, 2006). Separate consolidated financial statements of each guarantor are not presented, as we have determined that they would not be material to investors.

	For the Three Months Ended December 31, 2006
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$183.4	$90.9	$(2.2)	$272.1
Operating costs and expenses:
Cost of products sold	—	130.3	64.2	(2.2)	192.3
Selling, general and administrative expenses	3.5	36.1	21.4		61.0
Restructuring charges	0.4	0.1	0.2		0.7

Operating (loss) income	(3.9)	16.9	5.1	—	18.1
Interest expense	(10.3)	(0.1)	(0.3)		(10.7)
Interest income	1.6	0.1	0.3		2.0
Intercompany interest (expense) income, net	(7.5)	7.2	0.3		—
Equity in earnings of investees, net	13.3	2.0	—	(15.3)	—
Rexair equity earnings	—	0.3	—		0.3
Other (expense) income, net	(1.8)	(0.3)	0.6		(1.5)
Other intercompany income (expense), net	6.0	(4.4)	(1.6)		—

(Loss) earnings before income taxes and discontinued operations	(2.6)	21.7	4.4	(15.3)	8.2
Benefit from (provision for) income taxes	7.1	(8.4)	(2.4)		(3.7)

Earnings (loss) from continuing operations	4.5	13.3	2.0	(15.3)	4.5
(Loss) earnings from discontinued operations	(0.6)	(0.6)	—	0.6	(0.6)

Net earnings (loss)	$3.9	$12.7	$2.0	$(14.7)	$3.9

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 13-Supplemental Joint Issuer and Guarantor Financial Information (Continued)

	For the Three Months Ended December 31, 2005
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$193.4	$75.4	$(1.7)	$267.1
Operating costs and expenses:
Cost of products sold	—	132.8	53.8	(1.7)	184.9
Selling, general and administrative expenses	2.7	38.3	18.5		59.5
Restructuring charges	0.2	0.4	1.0		1.6

Operating (loss) income	(2.9)	21.9	2.1	—	21.1
Interest expense	(9.9)	(0.2)	(0.2)	—	(10.3)
Interest income	1.0	0.2	0.2	—	1.4
Intercompany interest (expense) income, net	(7.4)	7.0	0.4	—	—
Equity in earnings (losses) of investees, net	20.1	2.0	—	(22.1)	—
Rexair equity earnings	—	0.6	—	—	0.6
Other (expense) income, net	(0.5)	8.5	0.1	—	8.1
Other intercompany income (expense), net	7.0	(7.7)	0.7	—	—

Earnings (loss) before income taxes and discontinued operations	7.4	32.3	3.3	(22.1)	20.9
Benefit from (provision for) income taxes	4.7	(12.2)	(1.3)		(8.8)

Earnings (loss) from continuing operations	12.1	20.1	2.0	(22.1)	12.1
(Loss) earnings from discontinued operations	(1.4)	(1.4)	—	1.4	(1.4)

Net earnings (loss)	$10.7	$18.7	$2.0	$(20.7)	$10.7

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 13-Supplemental Joint Issuer and Guarantor Financial Information (Continued)

	At December 31, 2006
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$126.3	$(2.6)	$35.8	$—	$159.5
Trade receivables, net	0.1	89.6	87.7	—	177.4
Inventories	—	152.6	63.0	—	215.6
Deferred income taxes	(0.7)	25.3	1.3	—	25.9
Assets held for sale	—	—	7.5	—	7.5
Prepaid expenses and other current assets	2.9	5.2	8.6	—	16.7

Total current assets	128.6	270.1	203.9	—	602.6
Property, plant and equipment, net	0.9	42.0	51.2	—	94.1
Pension assets	151.2	0.7	—	—	151.9
Insurance for asbestos claims	—	136.0	—	—	136.0
Goodwill	—	176.6	57.3	—	233.9
Other non-current assets	27.5	14.0	0.2	—	41.7
Investment in subsidiaries/ Intercompany receivable (payable), net	557.4	1,027.3	183.2	(1,767.9)	—

Total assets	$865.6	$1,666.7	$495.8	$(1,767.9)	$1,260.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$—	$—	$28.7	$—	$28.7
Current maturities of long-term debt	—	1.7	—	—	1.7
Trade accounts payable	—	44.1	52.1	—	96.2
Income taxes payable	22.0	5.0	(8.1)	—	18.9
Liabilities associated with assets held for sale	—	—	—	—	—
Accrued expenses and other current liabilities	22.3	49.8	33.0	—	105.1

Total current liabilities	44.3	100.6	105.7	—	250.6
Long-term debt	380.0	1.8	—	—	381.8
Deferred income taxes	46.9	(13.8)	(4.4)	—	28.7
Asbestos claims	—	136.0	—	—	136.0
Other non-current liabilities	38.7	40.7	28.0	—	107.4

Total liabilities	509.9	265.3	129.3	—	904.5
Commitments and contingencies
Stockholders’ equity	355.7	1,401.4	366.5	(1,767.9)	355.7

Total liabilities and stockholders’ equity	$865.6	$1,666.7	$495.8	$(1,767.9)	$1,260.2

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 13-Supplemental Joint Issuer and Guarantor Financial Information (Continued)

	At September 30, 2006
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$112.6	$(4.6)	$39.2	$—	$147.2
Trade receivables, net	0.4	116.6	88.0	—	205.0
Inventories	—	138.2	56.4	—	194.6
Deferred income taxes	(0.7)	25.4	0.9	—	25.6
Assets held for sale	—	0.6	6.8	—	7.4
Prepaid expenses and other current assets	4.3	6.5	11.1	—	21.9

Total current assets	116.6	282.7	202.4	—	601.7
Property, plant and equipment, net	1.0	44.0	47.5	—	92.5
Pension assets	149.3	0.7	—	—	150.0
Insurance for asbestos claims	—	136.0	—	—	136.0
Goodwill	—	176.6	54.8	—	231.4
Other non-current assets	28.2	13.6	0.3	—	42.1
Investment in subsidiaries/Intercompany receivable (payable), net	555.2	1,017.0	174.8	(1,747.0)	—

Total assets	$850.3	$1,670.6	$479.8	$(1,747.0)	$1,253.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$—	$—	$19.8	$—	$19.8
Current maturities of long-term debt	—	1.7	—	—	1.7
Trade accounts payable	0.3	56.1	52.1	—	108.5
Income taxes payable	21.9	5.2	(17.2)	—	9.9
Liabilities associated with assets held for sale	—	0.8	—	—	0.8
Accrued expenses and other current liabilities	16.2	56.8	36.3	—	109.3

Total current liabilities	38.4	120.6	91.0	—	250.0
Long-term debt	380.0	1.8	—	—	381.8
Deferred income taxes	46.7	(13.8)	(4.6)	—	28.3
Asbestos claims	—	136.0	—	—	136.0
Other liabilities	39.7	41.4	31.0	—	112.1

Total liabilities	504.8	286.0	117.4	—	908.2
Stockholders’ equity	345.5	1,384.6	362.4	(1,747.0)	345.5

Total liabilities and stockholders’ equity	$850.3	$1,670.6	$479.8	$(1,747.0)	$1,253.7

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 13-Supplemental Joint Issuer and Guarantor Financial Information (Continued)

	For the Three Months Ended December 31, 2006
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	$(8.6)	$14.4	$0.4	$—	$6.2

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	—	(0.8)	(1.7)	—	(2.5)
Collection of a non-operating note receivable	—	—	—	—	—
Proceeds from the sale of excess real estate	—	0.8	—	—	0.8
Other	—	—	—	—	—
Net transfers with subsidiaries	16.6	8.6	—	(25.2)	—

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	16.6	8.6	(1.7)	(25.2)	(1.7)

FINANCING ACTIVITIES:
Excess tax benefits from share based payment agreements	0.1	—	—	—	0.1
Proceeds from stock option exercise	0.2	—	—	—	0.2
Increase in notes payable, net	—	—	7.8	—	7.8
Net transfers with parent	—	(16.6)	(8.6)	25.2	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	0.3	(16.6)	(0.8)	25.2	8.1
Effect of exchange rate changes on cash and cash equivalents	5.4	(4.4)	(1.3)	—	(0.3)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13.7	2.0	(3.4)	—	12.3
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	112.6	(4.6)	39.2	—	147.2

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$126.3	$(2.6)	$35.8	$—	$159.5

JACUZZI BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 13-Supplemental Joint Issuer and Guarantor Financial Information (Continued)

	For the Three Months Ended December 31, 2005
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$17.6	$(20.9)	$4.0	$—	$0.7

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	—	(2.0)	(1.0)	—	(3.0)
Collection of a non-operating note receivable	—	9.3	—	—	9.3
Proceeds from the sale of excess real estate	—	1.8	(0.1)	—	1.7
Other	—	(0.1)	—	—	(0.1)
Net transfers with subsidiaries	(7.8)	4.4	—	3.4	—

Net cash (used in) provided by investing activities of continuing operations	(7.8)	13.4	(1.1)	3.4	7.9
Investing activities of discontinued operations	—	—	(0.6)	—	(0.6)

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(7.8)	13.4	(1.7)	3.4	7.3

FINANCING ACTIVITIES:
Proceeds from long-term debt	—	—	—	—	—
Repayment of long-term debt	—	—	—	—	—
Payment for Stock Option exchange	—	—	—	—	—
Proceeds from stock option exercise	—	0.3	—	—	0.3
Increase in notes payable, net	—	—	3.8	—	3.8
Net transfers with parent	—	7.8	(4.4)	(3.4)	—

Net cash provided by (used in) financing activities of continuing operations	—	8.1	(0.6)	(3.4)	4.1
Financing activities of discontinued operations	—	—	(0.7)	—	(0.7)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	—	8.1	(1.3)	(3.4)	3.4

Effect of exchange rate changes on cash and cash equivalents	(0.2)	(2.4)	2.4	—	(0.2)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9.6	(1.8)	3.4	—	11.2
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	84.1	(7.0)	33.1	—	110.2

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$93.7	$(8.8)	$36.5	$—	$121.4

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Jacuzzi Brands, Inc.

We have audited the accompanying consolidated balance sheets of Jacuzzi Brands, Inc. as of September 30, 2005 and 2006, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jacuzzi Brands, Inc. at September 30, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Certified Public Accountants

West Palm Beach, Florida

December 1, 2006,

except for the second paragraph of Note 1,

the tenth paragraph of Note 10, and

Note 14, as to which the date is

January 22, 2007

JACUZZI BRANDS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share amounts)

	For the Fiscal Years Ended September 30,
	2004	2005	2006
Net sales	$1,201.2	$1,210.0	$1,202.4
Operating costs and expenses:
Cost of products sold	802.4	820.4	821.9
Selling, general and administrative expenses	268.7	285.8	271.5
Impairment, restructuring and other charges	2.9	9.4	5.4

Operating income	127.2	94.4	103.6
Interest expense	(50.5)	(48.1)	(42.2)
Interest income	4.7	3.0	8.2
Gain on sale of business	—	24.7	—
Other (expense) income, net	(3.2)	(6.6)	7.5
Rexair equity earnings	—	0.6	3.8

Earnings before income taxes and discontinued operations	78.2	68.0	80.9
Provision for income taxes	(29.9)	(10.0)	(37.1)

Earnings from continuing operations	48.3	58.0	43.8
Discontinued operations:
Loss from operations, net of tax benefit of $11.5 in 2004, $2.3 in 2005 and $0.0 in 2006	(19.9)	(4.5)	(3.4)
Loss on disposals, net of tax provision of $0.6 in 2005 and tax benefit of $1.9 in 2006	—	(59.1)	—

Loss from discontinued operations	(19.9)	(63.6)	(3.4)

Net earnings (loss)	$28.4	$(5.6)	$40.4

Basic earnings (loss) per share:
Continuing operations	$0.64	$0.77	$0.57
Discontinued operations	(0.26)	(0.84)	(0.04)

Net earnings (loss)	$0.38	$(0.07)	$0.53

Diluted earnings (loss) per share:
Continuing operations	$0.64	$0.76	$0.56
Discontinued operations	(0.27)	(0.83)	(0.04)

Net earnings (loss)	$0.37	$(0.07)	$0.52

See Notes to Consolidated Financial Statements.

JACUZZI BRANDS, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)

	At September 30,
	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	$110.2	$147.2
Trade receivables, net of allowances of $8.2 in 2005 and $9.3 in 2006	200.5	205.0
Inventories	165.0	194.6
Deferred income taxes	27.9	25.6
Assets held for sale	69.7	7.4
Prepaid expenses and other current assets	22.6	21.9

Total current assets	595.9	601.7
Restricted cash collateral	12.4	—
Property, plant and equipment, net	103.7	92.5
Pension assets	147.8	150.0
Insurance for asbestos claims	153.0	136.0
Goodwill	228.2	231.4
Other non-current assets	48.5	42.1

TOTAL ASSETS	$1,289.5	$1,253.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$22.0	$19.8
Current maturities of long-term debt	1.5	1.7
Trade accounts payable	105.7	108.5
Income taxes payable	24.7	9.9
Liabilities associated with assets held for sale	66.9	0.8
Accrued expenses and other current liabilities	114.4	109.3

Total current liabilities	335.2	250.0
Long-term debt	383.5	381.8
Deferred income taxes	5.6	28.3
Asbestos claims	153.0	136.0
Other liabilities	127.0	112.1

Total liabilities	1,004.3	908.2

Commitments and contingencies
Stockholders’ equity:
Common stock (par value $.01 per share, authorized 300,000,000 shares; issued 99,096,734 shares; outstanding 77,092,157 and 77,628,042 shares in 2005 and 2006, respectively)	1.0	1.0
Paid-in capital	630.7	620.5
Accumulated (deficit) retained earnings	(8.8)	31.6
Unearned restricted stock	(5.2)	—
Cumulative foreign currency translation	12.8	21.4
Minimum pension liability	(29.4)	(23.7)
Unrealized loss on investment	—	(0.1)
Treasury stock (22,004,557 and 21,468,692 shares in 2005 and 2006, respectively), at cost	(315.9)	(305.2)

Total stockholders’ equity	285.2	345.5

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,289.5	$1,253.7

See Notes to Consolidated Financial Statements.

JACUZZI BRANDS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	September 30,
	2004	2005	2006
	(Revised)	(Revised)
OPERATING ACTIVITIES:
Earnings from continuing operations	$48.3	$58.0	$43.8
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities of continuing operations:
Depreciation expense	19.2	21.7	20.4
Amortization of intangible assets	1.2	0.9	—
Amortization of unearned restricted stock	2.0	3.7	4.0
Amortization of debt issuance costs and other financing costs	3.7	3.3	2.9
Charges for debt retirement and refinancing costs	—	3.2	—
Provision for deferred income taxes	2.1	4.7	19.0
Provision for doubtful accounts	5.0	3.1	1.9
Gain on sale of excess real estate	(0.5)	(1.8)	—
Excess tax benefits from share based payment agreements	—	—	(0.2)
Other stock-based compensation expense	1.7	0.6	1.2
Loss on sale of property, plant and equipment	0.7	0.1	0.5
(Gain)/Loss on sale/collection of notes	—	0.7	(9.3)
Gain on sale of business	—	(24.7)	—
Impairment, restructuring and other non-cash charges	—	1.3	0.5
Equity in earnings of investees	—	(0.5)	(3.8)
Changes in operating assets and liabilities, excluding the effects of acquisition and dispositions:
Trade receivables	(23.9)	3.5	(1.3)
Inventories	(27.1)	(4.1)	(26.9)
Other current assets	0.8	(1.2)	1.3
Other assets	(4.2)	(2.3)	1.3
Trade accounts payable	16.8	(5.2)	(0.2)
Income taxes payable	14.3	(5.2)	(10.2)
Accrued expenses and other current liabilities	5.0	(6.0)	(1.8)
Other liabilities	(5.7)	(1.6)	(8.3)

Net cash provided by operating activities of continuing operations	59.4	52.2	34.8

Loss from discontinued operations	(19.9)	(63.6)	(3.4)
Adjustments to reconcile loss from discontinued operations to net cash used in discontinued operations:
Loss on disposal of discontinued operations	0.3	59.1	—
Other decreases (increases) in net assets held for sale	5.3	(26.7)	(14.7)

Net cash used in discontinued operations	(14.3)	(31.2)	(18.1)

NET CASH PROVIDED BY OPERATING ACTIVITIES	45.1	21.0	16.7

INVESTING ACTIVITIES:
Proceeds from sale of businesses	4.5	140.7	3.7
Proceeds from sale of non-operating assets	2.4	4.4	9.3
Return of equity investment	—	—	3.2
Purchases of property, plant and equipment	(23.0)	(22.7)	(12.5)
Proceeds from sale of property, plant and equipment	0.3	0.2	0.3
Proceeds from sale of real estate	3.5	2.8	1.7

Net cash (used in) provided by investing activities of continuing operations	(12.3)	125.4	5.7

Purchases of property, plant and equipment, discontinued operations	(0.3)	(0.7)	(1.5)
Proceeds from sale of property, plant and equipment, discontinued operations	—	—	4.9

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(12.6)	124.7	9.1

FINANCING ACTIVITIES:
Proceeds from long-term debt	46.4	59.1	—
Repayment of long-term debt	(72.3)	(124.8)	(1.5)
Deposits into restricted cash collateral accounts	—	(12.4)	—
Withdrawals from restricted cash collateral accounts	—	—	12.8
Excess tax benefits from share based payment agreements	—	—	0.2
Payment of debt issuance, retirement and other financing costs	(1.5)	(1.0)	—
(Repayment of) proceeds from notes payable, net	(4.4)	1.3	(3.4)
Payment for stock option exchange	(0.4)	(0.2)	—
Proceeds from issuance of common stock for option exercise	0.9	1.4	1.7

Net cash provided by (used in) financing activities of continuing operations	(31.3)	(76.6)	9.8

(Decrease) increase in notes payable, discontinued operations	—	0.7	(0.8)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(31.3)	(75.9)	9.0

Effect of exchange rate changes on cash and cash equivalents	7.2	0.8	2.2

INCREASE IN CASH AND CASH EQUIVALENTS	8.4	70.6	37.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	31.2	39.6	110.2

CASH AND CASH EQUIVALENTS AT END OF YEAR	$39.6	$110.2	$147.2

See Notes to Consolidated Financial Statements.

JACUZZI BRANDS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Fiscal Years Ended September 30, 2004, 2005 and 2006

(in millions, except share data)

	Common Stock	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Unearned Restricted Stock	Accumulated Other Comprehensive Loss	Treasury Stock	Other Comprehensive Earnings (Loss)	Total
Balance at September 30, 2003	$1.0	$650.1	$(31.6)	$(0.8)	$(21.0)	$(352.2)		$245.5

Net earnings			28.4				$28.4	28.4
Amortization of unearned restricted stock				2.1				2.1
Treasury stock issued to directors (6,988 shares)		—				0.1		0.1
Treasury stock issued in 401K match (135,098 shares)		(1.1)				2.4		1.3
Forfeiture of restricted stock (1,714 shares)		—		—		—		—
Exercise of stock options (277,875 shares)		(3.7)				4.6		0.9
Issuance of restricted stock grants (698,230 shares)		(5.6)		(5.9)		11.5		—
Foreign currency translation adjustment, net of tax provision of $0.4					16.8		16.8	16.8
Minimum pension liability adjustment, net of tax benefit of $1.9					(6.8)		(6.8)	(6.8)
Net unrealized losses on investments, net of tax provision of $0.1					0.2		0.2	0.2

Other comprehensive earnings							10.2

Total comprehensive earnings							$38.6

Balance at September 30, 2004	1.0	639.7	(3.2)	(4.6)	(10.8)	(333.6)		288.5

Net loss			(5.6)				$(5.6)	(5.6)
Amortization of unearned restricted stock				4.9				4.9
Treasury stock issued to directors (4,994 shares)		(0.1)				0.1		—
Deferred directors stock units		0.9						0.9
Treasury stock issued in 401K match (30,922 shares)		(0.2)				0.6		0.4
Forfeiture of restricted stock (101,901 shares)		(0.2)		1.1		(0.9)		—
Exercise of stock options (348,573 shares)		(4.0)				5.9		1.9
Issuance of restricted stock grants (706,110 shares)		(5.4)		(6.6)		12.0		—
Foreign currency translation adjustment, net of tax benefit of $0.8					(1.3)		(1.3)	(1.3)
Minimum pension liability adjustment, net of tax benefit of $2.5					(4.4)		(4.4)	(4.4)
Net unrealized losses on investments					(0.1)		(0.1)	(0.1)

Other comprehensive loss							(5.8)

Total comprehensive loss							$(11.4)

Balance at September 30, 2005	1.0	630.7	(8.8)	(5.2)	(16.6)	(315.9)		285.2

Net earnings			40.4				$40.4	40.4
Reclassification of unearned restricted stock on FAS 123R adoption		(5.2)		5.2				—
Deferred directors stock units		0.5						0.5
Forfeiture of restricted stock (201,726 shares)		0.9				(1.9)		(1.0)
Exercise of stock options (274,084 shares)		(3.0)				4.7		1.7
Issuance of restricted stock grants (463,527 shares)		(7.9)				7.9		—
Stock-based compensation expense		4.7						4.7
Tax benefit on stock options		0.3						0.3
Retiree benefit revaluation (see Note 6)		(0.5)						(0.5)
S&J disposal:
Translation adjustment, net of tax benefit of $0.9					(1.6)		(1.6)	(1.6)
Minimum pension liability adjustment, net of tax provision of $3.2					5.4		5.4	5.4
Foreign currency translation adjustment, net of tax provision of $1.4					10.2		10.2	10.2
Minimum pension liability adjustment, net of tax provision of $0.5					0.3		0.3	0.3
Net unrealized losses on investments					(0.1)		(0.1)	(0.1)

Other comprehensive earnings							14.2

Total comprehensive earnings							$54.6

Balance at September 30, 2006	$1.0	$620.5	$31.6	$—	$(2.4)	$(305.2)		$345.5

See Notes to Consolidated Financial Statements.

JACUZZI BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

We manufacture and distribute a broad range of consumer and industrial products through our operating subsidiaries in two business segments—Bath Products and Plumbing Products. Prior year amounts also include the Rexair segment (see Note 3 regarding the sale of Rexair, Inc.). Please refer to Note 11 regarding our business segments.

On October 11, 2006, we announced that a definitive merger agreement had been signed under which affiliates of private equity firm Apollo Management L.P. (“Apollo”) will purchase Jacuzzi Brands for $12.50 per share. The acquisition is subject to certain closing conditions, including the approval of our shareholders, regulatory approval, and the receipt by Apollo of all necessary debt financing, and is expected to close in the first quarter of calendar 2007. If the merger agreement is terminated, the agreement specifies that under certain circumstances, we will be obligated to pay a termination fee to Apollo which could range from $6 million to $22.5 million. Please refer to Note 14 regarding an amendment to the merger agreement.

As previously announced, in connection with the merger agreement, we launched a cash tender offer and consent solicitation on December 4, 2006 with respect to our outstanding $380 million in aggregate principal amount 9 5/8% Senior Secured Notes due 2010 (“Senior Notes”). The consummation of the tender offer is conditioned upon, among other things, the consummation of the proposed merger as well as the receipt of consent from the majority of the holders of the Senior Notes.

We operate on a 52- or 53-week fiscal year ending on the Saturday nearest to September 30. The fiscal year periods presented in our consolidated financial statements consist of the 52 weeks ended September 30, 2006 (“2006”), the 52 weeks ended October 1, 2005 (“2005”) and the 53 weeks ended on October 2, 2004 (“2004”), but are presented as of September 30 in each of those years for convenience. Businesses over which we had the ability to exercise significant influence, but are not consolidated into our results, were accounted for using the equity method. We eliminate inter-company balances and transactions when consolidating the account balances of our subsidiaries.

Any potential variable interest entity (“VIE”) in which we hold a variable interest has been assessed to determine whether the VIE should be consolidated into our results based on criteria established by FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46”). We have evaluated our interests in our wholly-owned subsidiaries and continue to consolidate them under the guidelines set forth in ARB No. 51, Consolidated Financial Statements (“ARB 51”), and FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries. We have also completed an evaluation of all of our variable interests and believe that we do not have any interests in variable interest entities, as defined by FIN 46.

Certain amounts have been reclassified in our prior year consolidated financial statements to conform them to the presentation used in the current year.

Revision of Statements of Cash Flows

In 2006, we have separately disclosed the operating, investing and financing portion of the cash flows attributable to our discontinued operations, which in prior periods were reported on a combined basis as a single amount. The annual Statements of Cash Flows have been revised to reflect this change. The revision had the following impact on the past three fiscal years ended:

	September 30,
	2003	2004	2005
Net cash used in discontinued operations, as reported	$(8.9)	$(14.6)	$(31.2)
Adjustments	1.5	0.3	—

Net cash used in operating activities of discontinued operations, revised	(7.4)	(14.3)	(31.2)
Net cash used in investing activities of discontinued operations, as reported	—	—	—
Adjustments	(1.5)	(0.3)	(0.7)

Net cash used in investing activities of discontinued operations, revised	(1.5)	(0.3)	(0.7)
Net cash provided by financing activities of discontinued operations, as reported	—	—	—
Adjustments	—	—	0.7

Net cash provided by financing activities of discontinued operations, revised	—	—	0.7

Note 2—Accounting Policies

Use of Estimates: Generally accepted accounting principles require us to make estimates and assumptions that affect amounts reported in our financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation: Our subsidiaries outside of the U.S. record transactions using their local currency as their functional currency. In accordance with FASB Statement No. 52, Foreign Currency Translation, the assets and liabilities of our foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet dates. Revenues, expenses and cash flow items are translated at average daily exchange rates for the period. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive earnings.

Cash and Cash Equivalents: We consider all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Trade Receivables and Concentration of Credit Risk: We record an allowance for doubtful accounts, reducing our receivables balance to an amount we estimate is collectible from our customers. A rollforward of the balances in allowance for doubtful accounts is as follows:

Description	Balance at Beginning of Period	Additions Charged to Expense	Deductions Write-offs, Payments and Other Adjustments	Balance at End of Period
	(in millions)
Allowance for doubtful accounts:
2004	$8.9	$5.0	$(5.2)	$8.7
2005	8.7	3.1	(3.6)	8.2
2006	8.2	1.9	(0.8)	9.3

We operate in the U.S., Europe and, to a lesser extent, in other regions of the world. We perform periodic credit evaluations of our customers’ financial condition and generally do not require collateral. No single customer accounted for more than 10% of our total sales in fiscal 2004 or 2005. We encounter a certain amount of credit risk as a result of a concentration of receivables among a few significant customers, the largest of which, Ferguson, accounted for 11.0% of our total sales in 2006. As of September 30, 2006, this customer represented approximately 15.2% of our trade receivables.

Income Taxes: Deferred tax assets and liabilities represent the tax effects, based on current law, of any temporary differences in the timing of when revenues and expenses are recognized for tax purposes and when they are recognized for financial statement purposes. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary.

Inventories: Our inventories are stated at the lower of cost or market value. We used the first-in-first-out (FIFO) method for determining the cost of approximately 52.4% of our inventories in 2005 and approximately 39.0% of our inventories in 2006, and the last-in-first-out (LIFO) method for the remainder of our inventories. The FIFO method approximates replacement cost. Our inventories are categorized as follows:

	At September 30,
	2005	2006
	(in millions)
Finished products	$112.1	$147.4
In-process products	12.9	15.1
Raw materials	43.4	49.4

Inventory at FIFO	168.4	211.9
LIFO reserve	(3.4)	(17.3)

	$165.0	$194.6

The LIFO reserve represents the difference between the carrying value of our LIFO inventories and their FIFO cost value. The increase over 2005 is due to an increase in raw material costs, most notably the cost of brass.

Property, Plant and Equipment: We record our property, plant and equipment at cost. We record depreciation and amortization in a manner that recognizes the cost of our depreciable assets in operations over their estimated useful lives using the straight-line method. We estimate the useful lives of our depreciable assets to be 20-50 years for buildings and 1-15 years for machinery, equipment and furniture. Leasehold improvements are amortized over the shorter of the terms of the underlying leases, including probable renewal periods, or the estimated useful lives of the improvements.

Property, plant and equipment consist of:

	At September 30,
	2005	2006
	(in millions)
Land and buildings	$63.6	$59.8
Machinery, equipment and furniture	161.9	164.8
Accumulated depreciation	(121.8)	(132.1)

	$103.7	$92.5

Other Non-current Assets: Upon the sale of Rexair in June 2005, we retained an approximate 30% equity interest in Rexair’s new parent company. The investment is accounted for under the equity method in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock (see also Note 3). In the fourth quarter of 2006, we received $7.6 million related to this investment, of which $4.4 million was accounted for as a dividend and included in operating cash flows and $3.2 million was accounted for as a return of our investment and included in investing cash flows. Also included in other non-current assets is $8.8 million of debt related fees. This amount will be amortized over the remaining lives of our Senior Notes and revolving credit facility (see Note 5). Included in other non-current assets at September 30, 2006 is $1.8 million related to our equity investment in Rexair.

Goodwill: Goodwill is not amortized, but is subject to annual impairment tests in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Finite-lived intangible assets are amortized over their useful lives and are subject to impairment evaluation under FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS No. 144”).

We test our goodwill for impairment at the reporting unit level utilizing a two-step methodology. The initial step requires us to determine the fair value of each reporting unit and of each indefinite-lived intangible asset and compare it to the carrying value, including goodwill, of such reporting unit. If the fair value exceeds the carrying value, no impairment loss is recognized and the second step, which is a calculation of the impairment, is not performed. However, if the carrying value of the reporting unit or intangible asset exceeds its fair value, an impairment charge equal to the difference in the values should be recorded. We perform an impairment test annually in the fourth quarter of each year, unless an event occurs earlier in the year that requires us to perform an interim test. In 2005 and 2006, the fair values of each of our reporting units exceeded their respective carrying values. Consequently, no impairment of our goodwill was indicated.

In accordance with SFAS No. 142, any allocation of goodwill to an entity sold is done based on relative fair values. We sold our Rexair and Eljer business during 2005. Rexair was the only business in the Rexair segment; thus, we wrote off all goodwill associated with that segment. Eljer was part of our Bath Products segment. However, none of the goodwill was allocated to Eljer as part of the sale since Eljer’s fair value at the date of the transaction was minimal.

Goodwill by reporting unit is as follows:

	At September 30,
	2005	2006
	(in millions)
Bath Products	$102.4	$105.6
Plumbing Products	125.8	125.8

	$228.2	$231.4

Accrued Expenses and Other Current Liabilities: Accrued expenses and other current liabilities consist of the following:

	At September 30,
	2005	2006
	(in millions)
Compensation related	$16.0	$21.4
Insurance	4.8	3.5
Customer incentives	23.8	25.6
Interest	9.6	9.5
Warranty	12.2	13.2
Commissions	6.2	7.1
Other(1)	41.8	29.0

	$114.4	$109.3

(1)	The decrease in other relates primarily to current year payments associated with liabilities retained from the sales of Rexair and Eljer in 2005.

We record a reserve for future warranty costs based on current unit sales, historical experience and management’s judgment regarding anticipated rates of warranty claims and cost per claim. The adequacy of the recorded warranty reserves is assessed each quarter and adjustments are made as necessary. The specific terms and conditions of the warranties vary depending on the products sold and the countries in which we do business.

Changes in our warranty reserves, a portion of which are classified as long-term on our consolidated balance sheets, during 2005 and 2006 are as follows:

	At September 30,
	2005	2006
	(in millions)
Beginning balance	$25.3	$24.3
Warranty accrual	15.4	17.8
Cash payments	(15.4)	(17.0)
Other	—	0.5
Sale of Rexair (See Note 3)	(1.0)	—

Ending balance	$24.3	$25.6

Fair Value of Financial Instruments: FASB Statement No. 107, Disclosure about Fair Value of Financial Instruments, requires that we disclose the fair value of our financial instruments when it is practical to estimate. We have determined the estimated fair values of our financial instruments, which are either recognized in our consolidated balance sheets or disclosed within these notes, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts we could realize in a current market exchange.

Short-term Assets and Liabilities: The fair values of our cash and cash equivalents, trade receivables and accounts payable approximate their carrying values because of their short-term nature.

Long-term Debt: The fair values of our Senior Notes (as defined in Note 5) were determined by reference to quoted market prices. The fair value of our remaining debt is determined by discounting the cash flows using current interest rates for financial instruments with similar characteristics and maturities. The fair value of our remaining debt approximates its carrying value as of September 30, 2005 and 2006.

There were no other significant differences as of September 30, 2005 and 2006 between the carrying value and fair value of our financial instruments except as disclosed below:

	At September 30, 2005		At September 30, 2006
	(in millions)
	Carry Amount	Fair Amount	Carry Amount	Fair Amount
9.625% Senior Notes	$380.0	$402.8	$380.0	$402.8

Revenue Recognition: We recognize revenue when all of the following criteria are met: persuasive evidence of the arrangement exists; delivery has occurred and we have no remaining obligations; prices are fixed or determinable; and collectibility is probable. We make shipments to approved customers based on orders placed. Prices are fixed when the customer places the order. An approved customer is one that has been subjected to our credit evaluation. We record revenue when title passes, which is either at the time of shipment or upon delivery to the customer. The passage of title is dependent on the arrangements made with each customer. Provisions are made for sales returns and allowances at the time of sale.

Management uses significant judgment in estimating sales returns, considering numerous factors such as current overall and industry-specific economic conditions and historical sales return rates. Although we consider our sales return reserves to be adequate and proper, changes in historical customer patterns could require adjustments to the reserves. We also record reductions to our revenues for customer and distributor programs and incentive offerings including special pricing agreements, promotions and other volume-based incentives.

As required by Emerging Issues Task Force Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), we account for sales incentives, such as discounts, rebates and volume incentives, as a reduction of revenue at the later of 1) the date that the related revenue is recognized or 2) the date when the sales incentive is offered. In the case of volume incentives, we recognize the reduction of revenue ratably over the period of the underlying transactions that result in progress by the customer toward earning the incentive. We record free product given to customers as a sales incentive in cost of products sold.

Shipping and Handling Fees and Costs: We classify amounts charged to our customers for shipping and handling as revenues, while shipping and handling costs are recorded as cost of products sold.

Other Income/(Expense), net: Other income/(expense), net consists of the following:

	For the Fiscal Year Ended September 30,
	2004	2005	2006
	(in millions)
Keller Ladder expenses	$(1.6)	$(1.0)	$0.5
Gain (Loss) on collection or sales of other non-operating assets	2.5	(0.7)	9.3
(Loss) gain on sale of excess properties and equipment	(0.1)	1.7	(0.6)
Foreign currency translation (losses) gains	(1.9)	0.4	(1.7)
Debt retirement costs	—	(3.2)	—
Gain on litigation of environmental claims	—	—	3.5
Other, net	(2.1)	(3.8)	(3.5)

	$(3.2)	$(6.6)	$7.5

We retained certain obligations related to our Keller Ladder operations, the majority of which relate to claims for defective ladders sold before the sale of Keller Ladder in October 1999. We continue to incur income and expenses related to those obligations. As a result of a favorable trend in the settlement of these obligations we reduced our estimated liability in fiscal 2006; however future year expenses are expected to be more in line with the expense recognized in the past two years. The gain on collection or sale of non-operating assets of $9.3 million in fiscal 2006 relates to a gain on the collection of a note which had previously been deferred until collection. We had obtained the note in October 2002 upon the sale of a piece of property to Woodlands Ventures, LLC. Foreign currency translation (losses)/gains in fiscal 2006 include $1.6 million recorded in the current period related to a prior year transaction. The impact of the adjustment if made in the appropriate periods would not have a material effect on the financial position or operating results of those periods. Debt retirement costs are associated with the repayment of the term loan, which was retired with proceeds from the sale of Rexair in 2005. Gain on litigation of environmental claim was the result of a favorable judgment received on an environmental liability retained as part of the sale of Rexair.

Advertising Costs: Advertising costs are charged to expense when incurred. Advertising expense totaled $27.8 million, $37.3 million and $31.9 million in 2004, 2005 and 2006, respectively.

Research and Development Costs: Research and development costs are expensed as incurred. Such amounts totaled $4.1 million, $7.2 million and $5.9 million in 2004, 2005 and 2006, respectively.

Stock-Based Compensation: We account for stock-based compensation under the fair value recognition provisions of FASB Statement No. 123R, Share-Based Payment, and related interpretations (“SFAS No. 123R”) using the modified—prospective transition method. Prior to October 2, 2005, we accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, (“APB 25”) as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Compensation cost recorded for our Stock Plans (as defined in Note 8) approximated $3.8 million, $4.4 million and $5.3 million in 2004, 2005 and 2006, respectively.

Earnings (Loss) Per Share: Net earnings (loss) per basic share are based on the weighted-average number of shares outstanding during each period, excluding the weighted average of restricted shares outstanding during each period (see Note 8). Net earnings (loss) per diluted share further assumes that, under the treasury stock method, any dilutive stock options are exercised, restricted stock awards are vested and any other dilutive equity instruments are converted.

The information required to compute net earnings (loss) per basic and diluted share is as follows:

	For the Fiscal Year Ended September 30,
	2004	2005	2006
	(in millions)
Basic weighted average number of common shares outstanding	75.0	75.5	76.3

Potential dilution of common shares	0.7	1.2	1.3

Diluted weighted-average number of common shares outstanding	75.7	76.7	77.6

Options to purchase 1.0 million, 0.1 million and 0.1 million shares in the years ended September 30, 2004, 2005 and 2006, respectively, were not included in the computation of earnings (loss) per share because the exercise prices of these options exceeded the average market price of the common shares during the respective periods.

New Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. This interpretation clarifies the accounting for income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of FIN 48 on our consolidated results of operations and financial position.

On September 13, 2006 the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”) Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements. The interpretations in this Staff Accounting Bulletin are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. SAB 108 is effective for fiscal years beginning after November 15, 2006. We are currently evaluating the impact of SAB 108 on our results of operations; however we do not expect the impact to be material to our financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The standard provides enhanced guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement applies under other accounting pronouncements that require or permit fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact of this statement on our results of operations and financial position.

On September 29, 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 123R. This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. We are currently evaluating the impact of FASB Statement No. 158 on our consolidated results of operations and financial position.

Note 3—Dispositions and Discontinued Operations

On June 30, 2005, we completed the sale of Rexair, Inc. (“Rexair”) to an affiliate of Rhone Capital, LLC (“Rhone”), which was initially computed based on EITF 01-02, Interpretations of APB Opinion No. 29 (“EITF No. 01-02”). We received net cash of $149.2 million and an approximately 30% equity interest in Rexair’s new parent company (see Note 2, other non-current assets section for information on the retained interest). We recorded a gain of $24.7 million and debt retirement costs of $3.2 million associated with this transaction. As a result of applying EITF No. 01-02, there is a difference between the carrying value and the underlying equity in the investment. Rexair is not being accounted for as a discontinued operation as a result of this continuing investment. Our share of Rexair’s net earnings after the date of sale is reported as Rexair equity earnings in our Consolidated Statement of Operations. Beginning July 1, 2005, Rexair’s results are no longer reported in operating income as a separate business segment.

Discontinued Operations

In February 2003, our Board of Directors adopted a formal disposal plan to dispose of our swimming pool and equipment, hearth and water systems businesses (the “2003 Disposal Plan”). In connection with the disposal plan, we recorded a charge in 2003 of $39.9 million, net of tax, which represents the difference between the historical net carrying value (including allocated goodwill of $7.2 million) and the estimated net realizable value of these businesses. We sold the swimming pool and equipment business in May 2003, the hearth business in June 2003 and the water systems business in October 2003.

On April 15, 2005, we adopted a plan to dispose of our investment in Spear and Jackson Inc. (“S&J”). In the third quarter of 2005, we began accounting for S&J as a discontinued operation in accordance with SFAS No. 144. On July 28, 2006, we sold all of our shares of common stock of S&J to United Pacific Industries Limited for a purchase price of approximately $5.0 million. We recorded a gain on sale of $2.5 million, net of $1.3 million in expenses from the sale of S&J. Two of our directors were also directors and significant stockholders of the purchaser at the time of the sale. The transaction was considered and approved by a committee of independent directors, without participation by the interested directors. The Finance Committee also received a fairness opinion from an independent financial advisor to the effect that the sale of the shares was fair to Jacuzzi Brands from a financial point of view. For further information, see our Reports on Form 8-K filed March 27, 2006 and July 28, 2006.

On May 20, 2005, the Board of Directors approved a plan to dispose of Eljer Plumbingware (“Eljer”). In the third quarter of 2005, we completed the sale of substantially all the assets, the current liabilities, the long-term retiree medical liability and certain other liabilities of Eljer to Sun Capital Partners, Inc. (“Sun Capital”). Sun Capital also took over our Ford City, PA and Tupelo, MS operations. We retained the Salem, OH manufacturing facility, which was closed in 2004, and several liabilities associated with events occurring before the acquisition, such as employee and environmental claims. We also agreed to provide transition services at no cost for a period of up to four months after the sale and to pay any severance liabilities for any Eljer employee not retained by Sun Capital. The sale of Eljer resulted in a loss of $57.8 million, net of tax for fiscal 2005. Eljer’s operations were previously included in our Bath Products segment.

Each of these disposal plans qualified for treatment as discontinued operations. The operating loss of these discontinued operations was not included in our results from continuing operations. Instead, the results were recorded as a loss from discontinued operations in the period in which they occurred in accordance with SFAS No. 144.

Summarized results of the discontinued operations through the dates of sale are as follows:

	September 30,
	2004	2005	2006
	(in millions)
Net sales	$148.1	$133.0	$82.0
Operating loss	(31.6)	(9.1)	(6.3)
Loss from discontinued operations	(19.9)	(63.6)	(3.4)

The assets and liabilities of these businesses were included in assets held for sale and liabilities associated with assets held for sale, respectively, until they were sold. The assets and liabilities of S&J included in assets and liabilities held for sale at September 30, 2005 were as follows:

September 30, 2005
(in millions)
Cash	$7.3
Trade receivables, net	16.4
Inventories	25.0
Other current assets	1.3
Deferred Taxes	15.3
Property, plant and equipment, net	1.4
Equipment investment	0.2

Assets held for sale	$66.9

Notes payable	$0.8
Trade accounts payable	8.1
Other current liabilities	11.3
Other long term liabilities	36.7
Minority interest	10.0

Liabilities associated with assets held for sale	$66.9

Also included in assets held for sale are properties held for sale of $2.8 million at September 30, 2005 and $7.4 million at September 30, 2006. Liabilities associated with assets held for sale at September 30, 2006 includes $0.8 million of environmental liabilities associated with these properties. These properties are currently being marketed for sale and meet all of the criteria for classification as held for sale at September 30, 2005 and 2006 as required by SFAS No. 144. These properties are recorded at the lower of their carrying value or fair value less cost to sell.

We retained liabilities related to certain of the businesses we disposed of in prior years and therefore have continued to use cash to satisfy these liabilities. Payments of such costs totaled $15.5 million in fiscal 2006. We have an additional $12.5 million accrued at September 30, 2006 related to environmental, product liability, workers’ compensation and other retained liabilities of disposed businesses. These liabilities are expected to be paid over the next ten years and represent the only expenditures expected to be incurred over this period for businesses disposed of as of this date. In accordance with EITF Issue No. 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations”, we concluded that these cash flows would not be direct cash flows of the disposed component because in each case we have had no significant involvement in the disposed businesses after the disposal. We have not migrated any of the operating activities of the disposed businesses to our current operations.

Note 4—Impairment, Restructuring and Other Charges

The principal components of impairment, restructuring and other charges are:

	For the Fiscal Year Ended September 30,
	2004	2005	2006
	(in millions)
Impairment of assets	$—	$—	$1.9
Lease obligations and other commitments	(0.6)	0.4	0.2
Severance and related costs	3.5	9.0	5.1

	$2.9	$9.4	$7.2

Cash charges	$2.9	$8.1	$5.3
Non-cash charges	—	1.3	1.9

	$2.9	$9.4	$7.2

Below is a summary of the impairment, restructuring and other charges we incurred in 2004, 2005 and 2006. Charges are recorded when a liability is incurred in accordance with FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”), FASB Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 144 or other applicable guidance.

	For the Fiscal Year Ended September 30,
	2004	2005	2006
	(in millions)
Bath Products:
U.K. initiatives	$—	$1.6	$5.2	(1)
Closure of Asia office	—	—	0.6
Consolidation of administrative functions	3.5	2.9	1.2

Sub-total Bath Products	3.5	4.5	7.0

Corporate Expenses:
Adjustment of estimated lease obligation	(0.6)	—	—
Corporate headquarters restructuring	—	4.9	0.2

Sub-total Corporate Expenses	(0.6)	4.9	0.2

	$2.9	$9.4	$7.2

(1)	These amounts include $1.8 million of inventory write-downs and accelerated depreciation recorded in cost of goods sold.

In 2005, we reorganized and restructured the senior management of the Bath Products segment and corporate offices, reduced staff in the U.K. and domestic bath business and implemented other overhead reductions. We incurred severance charges of $3.5 million in 2004 related to the consolidation and relocation of a number of administrative functions into a shared services operations center in Dallas, TX in an effort to reduce costs in our domestic bath and spa businesses. The shared service center occupies a portion of the unused office space in Dallas, TX that had remained vacant since our closing of the Zurn Industries, Inc. (“Zurn”) corporate office. A favorable adjustment of $0.6 million was recorded in 2004, to reduce the associated accrual for lease costs that had originally been established in 2000.

Restructuring and other charges for fiscal 2006 consisted of $5.2 million related to our Bradford, U.K. consolidation and other U.K. initiatives and included $1.8 million related to inventory write-downs and accelerated depreciation which was recorded in cost of goods sold. The remaining $3.4 million was recorded as restructuring and consisted of severance and other cash related charges. We also incurred severance and lease related charges of $0.6 million during 2006 associated with the closure of the Asia office and the termination of 11 employees. The remaining charges primarily relate to our continued efforts to consolidate administrative and other overhead of our domestic businesses. The $1.4 million in restructuring charges are primarily associated with severance and include $1.2 million in the Bath Products segment and $0.2 million in corporate expenses.

The activity in the restructuring liability accounts by cost category is as follows:

	Contract Related Costs	Severance and Related Costs	Total Costs
	(in millions)
At September 30, 2004	$3.1	$2.5	$5.6
2005 charges	0.4	9.0	9.4
Cash payments	(1.8)	(9.4)	(11.2)

At September 30, 2005	1.7	2.1	3.8
2006 charges	0.2	5.1	5.3
Cash payments	(0.8)	(5.9)	(6.7)
Other	0.2	—	0.2

At September 30, 2006	$1.3	$1.3	$2.6

At September 30, 2006, approximately $2.4 million of the reserves are included in the balance sheet caption “Accrued expenses and other current liabilities,” while the remaining $0.2 million are recorded in the balance sheet caption “Other liabilities.” We expect the remaining accruals to be paid with cash over the periods provided by the severance and lease agreements over the next fourteen months.

Note 5—Long-term Debt

Long-term debt consists of the following:

	September 30,
	2005	2006
	(in millions)
Senior Notes	$380.0	$380.0
Other long-term debt	5.0	3.5

	385.0	383.5
Less: current maturities	(1.5)	(1.7)

Long-term debt	$383.5	$381.8

The 9.625% Senior Secured Notes (“Senior Notes”) are due on July 1, 2010 and require the payment of interest of $18.3 million on January 1 and July 1 of each year. We are restricted in our ability to cause a mandatory redemption of the Senior Notes per the terms of the indenture for the Senior Notes. On and after July 1, 2007, we can redeem the Senior Notes subject to a redemption premium of 104.8% for the first 12 months and 102.4% for the following 12 months. On and after July 1, 2009, the Senior Notes can be redeemed at face value. The indenture for the Senior Notes limits our ability to pay dividends, repurchase stock and make other restricted payments as defined therein.

As required by the indenture governing the Senior Notes, on April 11, 2006 we commenced an offer to purchase up to $47.7 million aggregate principal amount of our Senior Notes at par, plus accrued and unpaid interest. The amount of the offer was equivalent to the remaining proceeds from both the Rexair and Eljer dispositions, net of certain expenses and payments incurred in connection with the dispositions. At September 30, 2005, we had restricted cash accounts of $12.4 million that were held for the benefit of the bondholders related to the proceeds from the Rexair and Eljer dispositions. None of the Senior Notes were tendered thus the restricted cash balance was reclassified to cash and cash equivalents. We have an asset-based revolving credit facility that matures on July 15, 2008. Under this facility, we can borrow up to $200.0 million subject to a borrowing base consisting of eligible accounts receivable and eligible inventory. At September 30, 2006, we had approximately $131.2 million available to be borrowed under the asset-based facility, of which we had utilized approximately $30.7 million for letters of credit, leaving $100.5 million available for additional borrowings. The interest rate under the facility is currently 2.0% over LIBOR or Prime. This rate is reset each quarter based on our Consolidated Leverage Ratio as defined in the agreement, and could range from 2.0% to 2.5% over LIBOR (“Applicable LIBOR Margin”). The weighted-average interest rate was 5.22% for 2005 and 3.98% for 2004. We had no amounts outstanding under the facility during 2006 or at September 30, 2005. Certain of our existing and future domestic restricted subsidiaries guarantee the Senior Notes, jointly and severally, on a senior basis. The Senior Notes are secured by an eligible first lien on domestic property, plant and equipment, and a second lien on the assets that secure the credit facilities. The asset-based credit facility is secured by a first lien on accounts receivable, inventory, the stock of our domestic subsidiaries and 65% of the stock of our first-tier foreign subsidiaries. In addition, the asset-based credit facility has a second lien on the property, plant and equipment securing the Senior Notes.

We paid $45.1 million, $45.3 million and $39.8 million of interest on our borrowings in 2004, 2005 and 2006, respectively.

Principal reductions of senior debt and other borrowings for the next five years ended September 30 and thereafter are as follows (in millions):

2007	$1.7
2008	1.8
2009	—
2010	380.0
2011	—

$383.5

Commitments

At September 30, 2006, we had approximately $131.2 million available to be borrowed under the asset-based facility, of which we had utilized approximately $30.7 million for letters of credit, leaving $100.5 million available for additional borrowings. In addition, we have outstanding foreign commercial letters of credit of $2.0 million which do not affect availability under the asset-based facility.

Note 6—Pension and Retirement Plans

We sponsor a number of domestic and foreign defined contribution plans. Contributions relating to defined contribution plans are made based upon the respective plans’ provisions.

Domestic Benefit Arrangements

In 2004, all our domestic defined benefit pension plans were merged into a single pension plan. The benefits under this plan are based primarily on years of credited service and/or compensation as defined under the plan provisions. Our funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as we may determine to be appropriate from time to time.

We also provide health care and life insurance benefits to certain groups of retirees with most retirees contributing back to us a portion of our costs. These other post-employment benefit plans are presented as “Other Plans” in the tables that follow. We use a September 30 measurement date for the plans.

The following table provides a reconciliation of changes in the projected benefit obligation, fair value of plan assets and the funded status of our defined benefit pension and other post-employment benefit plans to the amounts recorded in our balance sheets:

	Pension Plans at September 30,		Other Plans at September 30,
	2005	2006	2005	2006
	(in millions)
Benefit obligation at beginning of year	$338.4	$372.1	$16.7	$17.2
Adjustment relating to prior years(1)	—	5.5	—	—
Service cost	6.5	4.3	0.3	0.3
Interest cost	18.8	19.6	0.9	0.9
Plan amendments	1.2	—	—	—
Actuarial (gains)/losses	30.5	(15.7)	1.2	(2.6)
Benefits paid	(19.8)	(23.2)	(1.9)	(1.9)
Curtailments	(3.5)	(1.0)	—	—

Benefit obligation at end of year	$372.1	$361.6	$17.2	$13.9

Fair value of plan assets at beginning of year	$369.8	$407.2	$—	$—
Actual return on plan assets	56.4	35.1	—	—
Contributions	0.8	3.7	1.9	1.9
Benefits paid	(19.8)	(23.2)	(1.9)	(1.9)

Fair value of plan assets at end of year	$407.2	$422.8	$—	$—

Plan assets in excess of (less than) projected benefit obligation	$35.1	$61.2	$(17.2)	$(13.9)
Unrecognized net actuarial losses (gains)	85.7	59.5	1.5	(1.1)
Unrecognized prior service cost (income)	11.7	10.1	(4.3)	(3.3)

Net amount recognized	$132.5	$130.8	$(20.0)	$(18.3)

Prepaid benefits	$145.4	$148.1	$—	$—
Accrued benefits	(22.2)	(23.2)	(20.0)	(18.3)
Intangible assets	2.4	1.9	—	—
Accumulated other comprehensive expense	6.9	4.0	—	—

Net amount recognized	$132.5	$130.8	$(20.0)	$(18.3)

(1)	An adjustment relating to prior years was made in the third quarter of fiscal 2006 relating to benefits payable to several key executives (see also $2.9 million adjustment to expense on next page).

In the first quarter of 2006, we paid $3.0 million to buyout certain vested post-retirement benefit plan liabilities owed to participants who were retired or terminated. The curtailment charge of $1.0 million in the table above and settlement charge of $0.6 million in the table which follows relate to this buyout.

For both years presented, the fair value of the pension plan’s assets exceeded its accumulated benefit obligation and projected benefit obligation.

The components of net periodic expense (income) for our domestic defined benefit pension and other plans are presented below:

	Pension Plans for the Fiscal Years Ended September 30,			Other Plans for the Fiscal Years Ended September 30,
	2004	2005	2006	2004	2005	2006
	(in millions)
Service cost	$6.7	$6.5	$4.3	$0.2	$0.3	$0.3
Interest cost	18.2	18.8	19.5	1.0	0.9	0.9
Expected return on plan assets	(31.8)	(31.5)	(32.2)	—	—	—
Prior service cost	0.9	1.5	3.4	(1.0)	(1.0)	(1.0)
Net actuarial loss (gain)	1.9	5.1	6.2	(0.1)	—	0.1
Curtailments/settlements	2.5	4.8	0.6	—	(0.4)	—

Periodic expense (income) of defined benefit plans	(1.6)	5.2	1.8	0.1	(0.2)	0.3
Adjustment relating to prior years(1)	—	—	2.9	—	—	—
Net reclassification adjustment for discontinued operations	(3.9)	(4.5)	—	—	—	—

Net periodic expense (income):
Defined benefit plans	(5.5)	0.7	4.7	0.1	(0.2)	0.3
Defined contribution plans	1.4	1.3	1.3	—	—	—

	$(4.1)	$2.0	$6.0	$0.1	$(0.2)	$0.3

(1)	We made an adjustment to pension expense in the third quarter of fiscal 2006 related to several employment contracts, of which $2.9 million should have been recorded during the period beginning with our 1995 spin off from Hanson plc through fiscal 2005. No single fiscal year was materially misstated so the entire amount was recorded in the third quarter of fiscal 2006. We also adjusted paid-in capital by $0.5 million to reflect the additional retiree benefit liability associated with these contracts which should have been recorded at the time of our 1995 spin-off.

Assumptions

The weighted-average assumptions used to determine the benefit obligation for our domestic defined benefit pension and other plans are as follows:

	Pension Plans at September 30,			Other Plans at September 30,
	2004	2005	2006	2004	2005	2006
	(in millions)
Discount rate	5.75%	5.35%	5.65%	5.75%	5.35%	5.65%
Rate of compensation increases	3.25%	3.25%	3.25%	—	—	—

The weighted-average assumptions used to determine the net periodic pension expense (income) for our domestic defined benefit pension and other plans are as follows:

	Pension Plans for the Fiscal Years Ended September 30,			Other Plans for the Fiscal Years Ended September 30,
	2004	2005	2006	2004	2005	2006
	(in millions)
Discount rate	6.00%	5.75%	5.35%	6.00%	5.75%	5.35%
Rate of compensation increases	3.25%	3.25%	3.25%	—	—	—
Expected rate of return on assets	8.75%	8.75%	8.75%	—	—	—

The expected rate of return on assets is based on several factors. Such factors include current and expected target asset allocation, the historical experience of returns provided by plan assets, the evaluation of market conditions and interest rates, tolerance for risk within plan guidelines and cash requirements for benefit payments. In conjunction with our actuaries we analyze the foregoing factors as well as the advice of our pension investment advisors to develop the return on assets assumptions.

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., the health care cost trend rate) for the other post-employment benefit plans was 9.5% for 2005 and 9.0% for 2006. The rate used as of September 30, 2006 was 9% and is assumed to decrease 0.5% a year to 5%. A one-percentage-point change in the assumed health care cost trend rate would have had the following effects as of and for the year ended September 30, 2006 (in millions):

Increase (Decrease) Costs/Obligations
Effect of a 1% increase in the health care cost trend rate on:
Service cost plus interest cost	$0.2
Accumulated post-employment benefit obligation	1.4
Effect of a 1% decrease in the health care cost trend rate on:
Service cost plus interest cost	$(0.1)
Accumulated post-employment benefit obligation	(1.1)

Plan Assets

Our domestic defined benefit pension plan’s weighted-average asset allocations by asset category are as follows:

	At September 30,
	2005	2006
	(in millions)
Equity securities	$279.5	$289.6
Debt securities	98.8	98.3
Other	28.9	34.9

	$407.2	$422.8

The overall investment strategy for our domestic pension plan is to manage the plan’s assets in a prudent and productive manner. The selected investment managers seek to increase the aggregate value of the assets under management while conscious of the need to preserve asset value. Reasonable consistency of returns is expected on a year-to-year basis. Active management strategies are used to meet investment objectives of the pension plan, which are to satisfy all pension benefit payments and to realize investment returns in excess of market indices. Consistent with these investment objectives, the plan has set the following range of target percentages for the allocation of plan assets by each major category.

Equity securities	45%-75%
Debt securities	20%-40%
Real estate	0%-5%
Other	0%-25%

The assets for our domestic plan are included in a master trust which principally invests in listed stocks and bonds, including the common stock of our company. At September 30, 2005 and 2006, 1,333,100 shares of our common stock representing $10.7 million and $13.3 million of the master trust’s assets as of September 30, 2005 and September 30, 2006, respectively, were included in plan assets.

Expected Contributions and Benefit Payments

We do not expect to make any contributions to our domestic defined benefit pension plan in 2006. Based on our assumptions discussed above, we expect to make the following estimated future benefit payments under the plans as follows:

	Pension Plans	Other Plans
	(in millions)
2007	$18.9	$0.9
2008	19.7	1.0
2009	20.0	1.0
2010	20.3	1.0
2011	20.9	1.0
2012-2016	117.1	5.2

	$216.9	$10.1

The tables above and on the previous pages set forth the historical components of net periodic pension cost and a reconciliation of the funded status of the pension and other plans for our domestic employees. This information, however, is not necessarily indicative of the amounts we will recognize on a prospective basis.

We recorded a reduction of the minimum pension liability in accordance with SFAS No. 87, totaling $1.9 million ($1.2 million net of taxes) in 2005 and $2.9 million ($1.8 million net of taxes) in 2006 upon completion of our annual pension valuation for our domestic plans. The adjustment to the minimum pension liability was included in accumulated other comprehensive income as a direct charge to shareholders’ equity, net of related tax effect.

Foreign Benefit Arrangements

Our foreign defined benefit pension plans cover certain employees in our U.K. and Canadian operations. The following table provides a reconciliation of changes in the projected benefit obligation, the fair value of plan assets and the funded status of our foreign defined benefit pension plans with the amounts recognized on our balance sheets:

	At September 30,
	2005	2006
	(in millions)
Benefit obligation at beginning of year	$69.2	$81.9
Service cost	1.3	1.5
Interest cost	4.1	4.4
Employee contributions	0.9	0.8
Foreign currency exchange rate changes	(1.8)	5.4
Actuarial losses	10.4	4.9
Benefits paid	(2.2)	(1.5)

Benefit obligation at end of year	$81.9	$97.4

Fair value of plan assets at beginning of year	$43.5	$53.7
Actual return on plan assets	10.6	5.4
Foreign currency exchange rate changes	(1.2)	3.6
Employer contributions	2.1	3.9
Employee contributions	0.9	0.8
Benefits paid	(2.2)	(1.5)

Fair value of plan assets at end of year	$53.7	$65.9

Plan assets less than projected benefit obligation	$(28.2)	$(31.5)
Unrecognized net actuarial losses	38.3	42.2

	$10.1	$10.7

Accrued benefits	$(21.5)	$(23.3)
Accumulated other comprehensive expense	31.6	34.0

	$10.1	$10.7

The components of net periodic expense for our foreign defined benefit pension plans are presented below:

	For the Fiscal Years Ended September 30,
	2004	2005	2006
	(in millions)
Service cost	$1.1	$1.3	$1.5
Interest cost	3.2	4.1	4.3
Expected return on plan assets	(3.8)	(4.2)	(4.0)
Net actuarial loss	0.4	1.0	2.1

Net periodic expense:
Defined benefit plans	0.9	2.2	3.9
Defined contribution plans	0.3	0.3	0.3

	$1.2	$2.5	$4.2

Assumptions

The weighted-average assumptions used to determine the benefit obligation for our foreign defined benefit plans are as follows:

	At September 30,
	2004	2005	2006
Discount rate	5.75%	5.25%	5.00%
Rate of compensation increases	3.25%	3.00%	3.25%

The weighted-average assumptions used to determine the net periodic pension expense for our foreign defined benefit pension plans are as follows:

	For the Fiscal Year Ended September 30,
	2004	2005	2006
Discount rate	5.75%	5.25%	5.00%
Rate of compensation increases	3.25%	3.00%	3.25%
Expected rate of return on assets	7.50%	7.75%	7.75%

The expected rate of return on assets is based on several factors. Such factors include current and expected target asset allocation, the historical experience of returns provided by plan assets, the evaluation of market conditions and interest rates, tolerance for risk within plan guidelines and cash requirements for benefit payments. Our actuaries and we analyze the foregoing factors as well as the advice of our pension investment advisor to develop the return on assets assumption.

Plan Assets

Our foreign defined benefit pension plans’ weighted-average asset allocations by asset category are as follows:

	At September 30,
	2005	2006
Equity securities	$42.4	$50.0
Debt securities	10.8	15.9
Other	0.5	—

	$53.7	$65.9

The plan’s asset allocation strategy was determined with regard to the actuarial characteristics of the plan, in particular the strength of the funding position and the liability profile. It was based on the assumption that equity securities would outperform debt securities over the longer term. The trustees considered written advice from their investment advisers when choosing the plan’s asset allocation strategy.

Expected Contributions and Benefit Payments

We expect to contribute $4.0 million to our foreign defined benefit pension plans in 2007. Based on our assumptions discussed above, we expect to make the following estimated future benefit payments under the plan as follows (in millions):

2007	$1.2
2008	1.3
2009	1.3
2010	1.4
2011	1.4
2012-2016	7.8

$14.4

We recorded an additional minimum pension liability of $0.1 million ($0.4 million net of taxes and foreign currency translation) in 2005 upon completion of our annual pension valuations and an increase of our minimum pension liability for our foreign plans in accordance with SFAS No. 87, totaling $2.4 million in 2006. The adjustment to the minimum pension liability was included in accumulated other comprehensive loss as a direct charge to shareholders’ equity, net of related tax effect.

Note 7—Income Taxes

Earnings from continuing operations, before income taxes, consists of the following:

	For the Fiscal Years Ended September 30,
	2004	2005	2006
	(in millions)
United States	$49.0	$47.0	$67.3
Foreign	29.2	21.0	13.6

	$78.2	$68.0	$80.9

The provision (benefit) for income taxes attributable to our earnings (loss) from continuing operations before income taxes consists of the following:

	For the Fiscal Years Ended September 30,
	2004	2005	2006
	(in millions)
Current:
Federal	$10.8	$(7.1)	$22.7
State	1.6	2.5	2.2
Foreign	15.4	9.9	(6.8)
Deferred	2.1	4.7	19.0

	$29.9	$10.0	$37.1

The tax provision for 2006 includes the recognition of a valuation allowance against U.K. deferred taxes in the amount of $15.9 million due to continuing pretax losses in our U.K. operations. The provision for 2006 also includes the reversal of $14.0 million of reserves against Italian income tax refunds. We received $7.9 million in refunds and $1.6 million in interest from the Italian government in the first quarter of fiscal 2007.

The components of deferred income tax assets and liabilities are as follows:

	At September 30,
	2005	2006
	(in millions)
Deferred tax assets:
Accruals and allowances	$41.5	$33.4
Post-employment benefits	7.7	6.1
Property, plant and equipment	3.0	—
Inventory	3.0	2.7
Other	1.6	0.9
Foreign tax credits	18.8	17.9
Expected benefit from disposal plans & capital loss carryforwards	119.0	120.6

Gross deferred tax assets	194.6	181.6
Valuation allowance	(133.5)	(133.0)

Total deferred tax assets	61.1	48.6

Deferred tax liabilities:
Net pension assets	34.2	45.6
Property, plant and equipment	—	0.3
Deductible goodwill	4.6	5.4

Total deferred tax liabilities	38.8	51.3

Net deferred tax assets (liabilities)	$22.3	$(2.7)

We have established valuation allowances principally related to deferred tax assets resulting from the losses recognized in connection with disposals announced in 2001, foreign losses (ordinary) and U.S. foreign tax credits reflecting the uncertainty of the future realization of these assets. At September 30, 2005 and 2006, we had approximately $200.1 million and $204.4 million, respectively, in capital loss carryforwards in the U.S. for which, tax effected, we have recorded valuation allowances of $74.0 million and $75.6 million on September 30, 2005 and 2006, respectively. These capital loss carryforwards expire on September 30, 2007. We incurred a capital loss of $0.5 million in connection with the sale of a majority interest in Rexair for which, tax effected, we have recorded a valuation reserve of $0.2 million at September 30, 2005 and 2006. This capital loss carryforward will expire in 2010. We recorded a deferred tax asset of $22.7 million in connection with the sale of Eljer in 2005. A full valuation allowance of $22.7 million was established against this asset since it relates to a future capital loss. We have foreign tax credit carryforwards for which we established full valuation allowances of $18.8 million and $17.9 million on September 30, 2005 and 2006, respectively. A substantial portion of these foreign tax credits will expire in 2011 and 2013. We recognized state loss carryforwards of $361.0 million and $391.0 million as of September 30, 2005 and 2006, respectively. These state losses result in tax benefits of $13.6 and $14.6 million at September 30, 2005 and September 30, 2006, respectively, for which we have established valuation allowances of $11.5 and $11.4 million on September 30, 2005 and 2006, respectively. We have U.K. loss carryforwards for which we have established full valuation allowance of $6.3 million and $4.3 million, on September 30, 2005 and 2006 respectively. We recognized Brazilian loss carryforwards of $5.1 million on September 30, 2006 for which, tax effected, we have recorded a valuation allowances of $0.9 million. We had Alternative Minimum Tax credit carryforwards of $1.7 million and $1.6 million at September 30, 2005 and 2006, respectively. These credits have no expiration date.

We recorded a $5.9 million tax benefit in fiscal 2005 as a result of a Federal tax audit of our consolidated tax returns for the fiscal years 1998 through 2002. The benefit resulted from agreed upon computational adjustments. We filed an appeal with the IRS in September 2005 regarding various issues related to this audit that we could not reach agreement on. This appeal is still in process and we have not yet reached a final settlement on the issues. We have recorded reserves that are adequate to cover any assessment if our appeals are rejected. Several states and various other countries have examinations either in the planning stages or currently underway. A $2.9 million tax benefit was recognized in 2005 upon the completion of a Federal tax audit of one of our subsidiaries. We recorded interest income of $2.5 million in fiscal 2004 as a result of the settlement of a previous IRS audit.

The number of years with open tax audits varies depending on the tax jurisdiction. A number of years may elapse before a particular matter is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our financial statements reflect the probable outcome of known tax contingencies.

The deferred tax balances have been classified in the balance sheets as follows:

	At September 30,
	2005	2006
	(in millions)
Current assets	$27.9	$25.6
Current liabilities	—	—

Net current assets	27.9	25.6

Non-current assets	33.2	23.0
Non-current liabilities	(38.8)	(51.3)

Net non-current liabilities	(5.6)	(28.3)

Net deferred tax assets (liabilities)	$22.3	$(2.7)

Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. The tax rate is sensitive to the jurisdiction where the income is earned since different jurisdictions will have different statutory tax rates. Significant judgment is required in determining our effective tax rate and in evaluation of our tax provisions. Despite our belief that our tax return positions are fully supportable, we estimate tax exposures and establish accruals when in our judgment we believe that certain positions are likely to be challenged and that we may not succeed. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit.

The following is a reconciliation of income taxes at the federal statutory rate of 35% to the provision for (benefit from) income taxes attributable to continuing operations:

	For the Fiscal Years Ended September 30,
	2004	2005	2006
	(in millions)
Federal tax provision computed at the statutory rate	$27.4	$23.8	$28.3
Foreign income tax differential	0.5	2.3	3.2
State income taxes (net of federal benefit)	1.7	2.1	2.0
Rexair disposition	—	(8.6)	(0.2)
Resolution of tax contingencies	—	(8.8)	—
Other non-deductible items	0.4	0.2	0.1
Changes in valuation allowances	0.6	(0.6)	1.0
U.K. deferred tax reserve	—	—	15.9
Italian tax refunds	—	—	(14.0)
Other, net	(0.7)	(0.4)	0.8

	$29.9	$10.0	$37.1

Income taxes paid during 2004, 2005 and 2006 were $16.9 million, $13.9 million and $25.9 million, respectively.

Note 8—Employee Benefit Plans

Retirement Savings Plans

We have one 401(k) retirement savings plan that allows eligible employees to contribute up to 60% of their salaries, commissions and bonuses, up to $14,000 annually, to the plan on a pretax basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Matching contributions of common stock or cash that are made into the plan are equivalent to 50% of the first 6% of an employee’s contributions. During 2004, 2005 and 2006, $1.4 million, $1.3 million and $1.3 million, respectively, was recognized as compensation expense under these programs.

Accounting for Stock-based Compensation

We maintain incentive stock plans that provide for grants of stock options and restricted stock awards to our directors, officers and key employees. The stock plans are described more fully below.

Adoption of New Accounting Guidance and Transition

Prior to October 2, 2005, we accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, (“APB 25”) as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). No compensation cost was recognized in the Statement of Operations prior to October 2, 2005 related to stock option grants as they all had an exercise price equal to the market value of the underlying common stock on the date of grant. The restricted stock awards granted under those plans were measured at fair value, which was determined as the closing market value of the stock on the date of the grant, and amortized over the vesting period in tranches consistent with our previous accounting policy of recognizing expense for awards with graded vesting under the expense attribution method described in FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and other Variable Stock Option or Award Plans (“FIN 28”).

Effective October 2, 2005, we adopted the fair value recognition provisions of FASB Statement No. 123R, Share-Based Payment, and related interpretations (“SFAS No. 123R”) using the modified—prospective transition method. Under that method, compensation cost recognized in the first quarter of 2006 includes (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, October 2, 2005 based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) compensation cost for all share-based payments granted on or subsequent to October 2, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Compensation cost related to stock awards granted prior to, but not vested as of, October 2, 2005 continues to be amortized using the expense attribution method described in FIN 28, while compensation cost associated with stock awards granted on or after October 2, 2005 is being recognized on a straight-line basis over the requisite service period for the entire award in accordance with the provisions of SFAS No. 123R. Results for the prior periods have not been restated.

Prior to the adoption of SFAS No. 123R, we recognized compensation cost over the explicit service period for restricted stock awards subject to acceleration of vesting upon retirement. This policy has changed upon the adoption of SFAS No. 123R. For awards granted prior to the adoption of SFAS No. 123R, we continue to recognize compensation cost over the explicit service period and will accelerate any remaining unrecognized compensation cost when an employee actually retires. For awards granted or modified after the adoption of SFAS No. 123R and subject to acceleration of vesting upon retirement, compensation cost is recognized over a service period ending no later than the date the employee first becomes eligible for retirement. Had we recognized any remaining unrecognized compensation cost at the point when an employee became eligible for retirement, compensation cost would have increased in fiscal 2004 by approximately $1.5 million and by $0.1 million in 2005, and would have decreased by approximately $1.5 million in fiscal 2006.

Prior to the adoption of SFAS No. 123R, we presented the tax benefit of deductions arising from the exercise of stock options as operating cash flows in the Condensed Consolidated Statement of Cash Flows. SFAS No. 123R requires that we classify the cash flows resulting from the tax benefit that arises when the tax deductions exceed the compensation cost recognized for those options (excess tax benefits) as financing cash flows. The excess tax benefits, which were less than $0.2 million for fiscal 2006, would have been classified as an operating cash inflow if we had not adopted SFAS No. 123R.

Pro Forma Information Under SFAS No. 123 for Periods Prior to Fiscal 2006

The table below illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company’s stock option plans in all periods presented (amounts are in millions, except shares and per share amounts):

	Year Ended September 30,
	2004	2005
Net (loss) earnings, as reported	$28.4	$(5.6)
Stock-based employee compensation expense, net of tax	2.2	2.5
Total stock-based employee compensation expense determined under the fair value method, net of tax	(3.0)	(3.1)

Pro forma net (loss) earnings	$27.6	$(6.2)

(Loss) earnings per share:
Basic—as reported	$0.38	$(0.07)
Basic—pro forma	0.37	(0.08)
Diluted—as reported	$0.37	$(0.07)
Diluted—pro forma	0.36	(0.08)

The pro forma information above was determined using the Black-Scholes-Merton (“BSM”) option-pricing formula based on the following assumptions:

	Year Ended September 30,
	2004	2005
Expected term (in years)	4.0	4.0
Risk-free interest rate	2.97%	3.41%
Expected volatility	66%	63%
Expected dividend yield	0%	0%

We estimated the expected term and expected volatility of the stock options based upon historical data of our share-based compensation plans. The weighted-average fair value of options granted during fiscals 2004 and 2005 was $5.73 and $4.63, respectively. Forfeitures of share-based compensation were recognized as they occurred.

Valuation and Expense Information under SFAS No. 123R

The adoption of SFAS No. 123R had a negligible impact on our earnings before income taxes and net earnings for fiscal 2006. Accordingly, the adoption of SFAS No. 123R did not have an effect on earnings per share for the year ended 2006. We recorded compensation costs of $3.8 million, $4.4 million and $5.3 million for fiscals 2004, 2005 and 2006, respectively. We recognized a tax benefit for share-based compensation arrangements of $0.8 million, $1.3 million and $1.8 million for fiscal years 2004, 2005 and 2006, respectively.

As required by SFAS No. 123R, we now estimate forfeitures of employee stock options and recognize compensation cost only for those awards expected to vest. Forfeiture rates are determined for three groups of employees—directors, senior management and all other employees—based on historical experience. Estimated forfeitures are now adjusted to actual forfeiture experience as needed. The cumulative effect of adopting SFAS No. 123R of $0.2 million, which represents estimated forfeitures for restricted stock awards outstanding at the date of adoption, was not material and therefore has been recorded as a reduction of our stock-based compensation costs in SG&A expense rather than displayed separately as a cumulative change in accounting principle in the Consolidated Statement of Operations.

In connection with the adoption of SFAS No. 123R, we estimate the fair value of each stock option on the date of grant using the BSM option-pricing formula and amortize that value to expense over the option’s vesting period using the straight-line attribution approach. The following are the weighted-average assumptions used to value grants for the year ended September 30, 2006.

September 30, 2006
Expected term (in years)	5.6
Risk-free interest rate	4.28%
Expected volatility	72%
Expected dividend yield	0%

Expected Term: The expected term represents the period over which the share-based awards are expected to be outstanding. It has been determined using the “shortcut method” described in Staff Accounting Bulletin Topic 14.D.2, which is based on a calculation to arrive at the midpoint between the vesting date and the end of the contractual term.

Risk-Free Interest Rate: We based the risk-free interest rate used in our assumptions on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the stock option award’s expected term.

Expected Volatility: The volatility factor used in our assumptions is based on the historical price of our stock over the most recent period commensurate with the expected term of the stock option award.

Expected Dividend Yield: We do not intend to pay dividends on our common stock for the foreseeable future. Accordingly, we use a dividend yield of zero in our assumptions.

Incentive Stock Plans

We maintain incentive stock plans that provide for the grants of stock options and restricted stock awards to our directors, officers and key employees. Restricted stock awards granted in fiscal 2005 either vest in annual increments over four years or at the end of three years. Restricted stock awards issued in prior years either vest in equal annual increments over four years or vest over seven years (either in thirds—on the third year, fifth year and seventh year—or solely at the end of the seventh year). In 2005 and 2006, we granted 726,053 and 484,571 restricted stock awards, respectively. During 2005, the weighted-average fair value of restricted stock awards granted was $9.19. The weighted-average fair value of restricted stock awards granted during 2006 was $8.27 per share.

As of September 30, 2006, there were 2,007,620 shares of common stock reserved for issuance under our stock plans. We intend to issue shares from treasury stock. Under these stock plans, stock options must be granted at an option price equal to the closing market value of the stock on the date of the grant. Options granted under these plans, prior to October 2, 2005, become exercisable over four years in equal annual installments after the date of grant, with the exception of directors’ options which cliff vest after six months, provided that the individual is continuously employed by our company. Options granted during 2006 become exercisable over three years in equal annual installments after the date of grant, with the exception of directors’ options which cliff vest after six months, provided that the individual is continuously employed by our company. All options granted expire ten years from the date of grant. We had authorization under our stock plans to grant 3,225,948 additional stock awards at September 30, 2006. At September 30, 2005 and 2006, respectively, we had 1,012,204 and 903,058 restricted shares of our common stock (“restricted stock awards”) outstanding. Restricted stock awards granted in fiscal 2006 vest ratably over three years.

A summary of option activity under our stock plans as of September 30, 2006 and the changes during fiscal 2006 is presented below (amounts are in millions, except shares and per share amounts):

Options	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at September 30, 2005	1,266,032	$5.37
Granted	53,250	8.31
Exercised	(269,650)	5.99
Forfeited	(119,000)	7.36

Outstanding at September 30, 2006	930,632	$5.11	5.8	$4.6

Vested or expected to vest at September 30, 2006	889,271	$5.10	5.8	4.4

Exercisable at September 30, 2006	738,507	$4.81	5.4	$3.9

The weighted-average fair values of stock options granted during 2006 were $5.41. The total intrinsic value of stock options exercised was $1.4 million during the year ended September 30, 2005 and was approximately $0.9 million during the year ended September 30, 2006. As of September 30, 2006, there was $0.4 million of total unrecognized compensation cost related to the stock options granted under our stock plans. That cost is expected to be recognized over a weighted-average period of 1.6 years.

A summary of the status of our restricted stock awards as of September 30, 2006 and changes during the year is presented below:

	Number of Shares	Weighted- Average Fair Value at Grant Date
Nonvested at September 30, 2005	1,012,204	$9.41
Granted	484,571	8.27
Vested	(500,402)	9.59
Forfeited	(93,315)	9.17

Nonvested at September 30, 2006	903,058	$8.72

As of September 30, 2006, there was $3.4 million of total unrecognized compensation cost related to restricted stock awards granted under our stock plans. That cost is expected to be recognized over a weighted-average period of 2.1 years. The total fair value of restricted stock awards vested during fiscals 2005 and 2006, based on the closing price on the vesting date, was $3.5 million and $4.8 million, respectively. David H. Clarke retired as Chief Executive Officer of the Company on August 31, 2006 and as Chairman and member of the Board of Directors effective September 30, 2006. We recorded $2.6 million related to his separation agreement in fiscal 2006, of which approximately $1.2 million related to stock-based compensation awards and the remainder was cash charges. In connection with his retirement, the Company accelerated the remaining unrecognized compensation expense of approximately $0.6 million for 244,115 unvested shares which were subject to acceleration of vesting upon his retirement. Additionally, the Company modified the vesting terms for 75,000 shares of unvested restricted stock and recorded $0.6 million in connection with this modification.

Note 9—Capital Stock

Common Stock

In March 2001, our Board of Directors indefinitely suspended the quarterly payment of dividends on our common stock.

Stockholder Rights Plan

We adopted a Stockholder Rights Plan (the “Rights Plan”) effective October 15, 1998. Under the Rights Plan, each of our stockholders on the date of record were issued one right (the “Right”) to acquire one-hundredth of a share of our Series A Junior Preferred Stock (“Preferred Stock”), having a market value of two times the exercise price for the Rights, for each outstanding share of Jacuzzi Brands, Inc. common stock they own.

Initially, the Rights trade with our common stock and are not exercisable. The Rights will separate from the Common Stock and only become exercisable when a single person or company acquires or makes an offer to acquire 15% or more of our outstanding common stock, unless otherwise agreed by our Board of Directors. Upon exercise of the Right, the economic and voting terms of the Preferred Stock acquired by the stockholders will be equivalent to those possessed when they held shares of our Common Stock.

The Rights will expire on October 15, 2008 or 90 days following the date the Rights become exercisable, whichever is earlier. The Board of Directors has agreed to permit Southeastern Asset Management, Inc. and its managed funds to purchase up to 24.0% of the outstanding voting securities without causing the Rights to separate and become exercisable, and we have entered into a standstill agreement with Southeastern Asset Management containing limitations and restrictions on the voting and transfer of shares of common stock acquired in excess of 15%.

Note 10—Commitments and Contingencies

Operating Leases

The table below shows our future minimum lease payments due under non-cancelable leases as of September 30, 2006. Certain of these leases contain stated escalation clauses while others contain renewal options. These minimum lease payments (presented in millions) have not been reduced by minimum sublease rental income; however, they include facility leases that were accrued as restructuring costs (see Note 4).

2007	$12.7
2008	9.8
2009	7.9
2010	6.9
2011	5.7
Thereafter	8.6

$51.6

Rent expense, including equipment rental, was approximately $15.6 million, $15.4 million and $16.3 million in 2004, 2005 and 2006, respectively.

Environmental Regulation

We are subject to numerous foreign, federal, state and local laws and regulations concerning such matters as zoning, health and safety and protection of the environment. Laws and regulations protecting the environment may in certain circumstances impose “strict liability,” rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, from time to time, we may receive notices of violation or may be denied applications for environmental licenses or permits because the practices of the operating unit are not consistent with regulations or ordinances.

Our subsidiaries have made capital and maintenance expenditures over time to comply with these laws and regulations. While the amount of expenditures in future years will depend on legal and technological developments which cannot be predicted at this time, these expenditures may progressively increase if regulations become more stringent. In addition, while future costs for compliance cannot be predicted with precision, no information currently available reasonably suggests that these expenditures will have a material adverse effect on our financial condition, results of operations or cash flows.

We are investigating and remediating contamination at a number of present and former operating sites under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA” or “Superfund”), the Federal Resource Conservation and Recovery Act or comparable state statutes or agreements with third parties. These proceedings are in various stages ranging from initial investigations to active settlement negotiations to the cleanup of sites. We have been named as a potentially responsible party at a number of Superfund sites under CERCLA or comparable state statutes. Under these statutes, responsibility for the entire cost of cleanup of a contaminated site can be imposed upon any current or former site owner or operator, or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. No information currently available reasonably suggests that projected expenditures associated with any of these proceedings or any remediation of these sites will have a material adverse effect on our financial condition, results of operations or cash flows.

As of September 30, 2006, we had accrued approximately $8.1 million ($0.6 million accrued as current liabilities and $7.5 million as non-current liabilities), including $5.8 million for discontinued operations, for environmental liabilities. These amounts have not been discounted. In conjunction with some of these liabilities, we have deposited $10.2 million in escrow accounts pursuant to the terms of past disposal agreements. We accrue an amount for each case when the likelihood of an unfavorable outcome is probable and the amount of loss associated with such unfavorable outcome is reasonably estimable. We believe that the range of liability for these matters would only increase by $0.1 million if it included cases where the likelihood of an unfavorable outcome is only reasonably possible. During the third quarter of 2006, we entered into a settlement agreement with Ames True Temper, Inc. regarding our environmental liabilities. We surrendered the cash that was deposited in escrow for these matters and paid $2.5 million in return for our release from all pending claims and any future environmental liabilities associated with Ames True Temper, Inc.

We cannot predict whether future developments in laws and regulations concerning environmental protection or unanticipated enforcement actions will require material capital expenditures or otherwise affect our financial condition, results of operations or cash flows in a materially adverse manner, or whether our businesses will be successful in meeting future demands of regulatory agencies in a manner which will not have a material adverse effect on our financial condition, results of operations or cash flows.

Litigation

We and our subsidiaries are parties to legal proceedings that we believe to be either ordinary, routine litigation incidental to the business of present and former operations or immaterial to our financial condition, results of operations or cash flows.

Certain of our subsidiaries are defendants or plaintiffs in lawsuits that have arisen in the normal course of business. While certain of these matters involve substantial amounts, it is management’s opinion, based on the advice of counsel, that the ultimate resolution of such litigation and environmental matters will not have a material adverse effect on our financial condition, results of operations or cash flows.

We are aware of four purported class action lawsuits related to the merger filed against the Company, each of the Company’s directors and various other defendants, as the case may be, including Apollo, Parent, Merger Subsidiary and George M. Sherman (the non-executive Chairman of Rexnord LLC, a portfolio company affiliated with Apollo), in the Court of Chancery in the State of Delaware in and for New Castle County. The lawsuits—Usheroff v. Jacuzzi Brands, Inc., et al., C.A. No. 2473-N (filed Oct. 13, 2006), Ryan v. Victor, et al., C.A. No. 2477-N (filed Oct. 13, 2006), Rubenstein v. Marini, et al., C.A. No. 2485-N (filed Oct. 20, 2006) and Worcester Retirement System v. Jacuzzi Brands, Inc., et al., C.A. No. 2531-N (filed Nov. 8, 2006)—generally allege, among other things, that the merger consideration to be paid to the Company’s stockholders in the merger is unfair and grossly inadequate. In addition, the complaints allege that the Company’s directors violated their fiduciary duties by, among other things, failing to take all reasonable steps to assure the maximization of stockholder value, including the exploration of strategic alternatives that will return greater or equivalent short-term value to the Company’s stockholders. Certain of the complaints further allege that the preliminary proxy statement on Form 14A filed by the Company on November 2, 2006 is materially misleading and omits material facts. The complaints each seek, among other relief, certification of the lawsuit as a class action, a declaration that the merger is unfair, unjust and inequitable to the Company’s stockholders, an injunction preventing completion of the merger at a price that is not fair and equitable, compensatory damages to the class, attorneys’ fees and expenses, along with such other relief as the court might find just and proper. In addition, the complaint filed by Worcester Retirement System seeks expedited discovery and preliminary injunction proceedings. Additional lawsuits pertaining to the merger could be filed in the future. The Company has reached an agreement in principle to settle these lawsuits. Please refer to Note 14 for further information on the proposed settlement.

In June 1998, we acquired Zurn which operates as one of our wholly-owned subsidiaries. At the time of the acquisition, Zurn had itself owned various subsidiaries. Zurn, along with many other unrelated companies, is a co-defendant in numerous asbestos related lawsuits pending in the U.S. Plaintiffs’ claims primarily allege personal injuries allegedly caused by exposure to asbestos used primarily in industrial boilers formerly manufactured by a segment of Zurn that has been accounted for as a discontinued operation. Zurn did not manufacture asbestos or asbestos components. Instead, Zurn purchased it from suppliers.

Federal legislation has been proposed that would remove asbestos claims from the current tort system and place them in a trust fund system. This trust would be funded by the insurers and defendant companies. There can be no assurance as to when or if this or any other legislation will be passed and become law or what, if any, the financial impact it could have on Zurn.

New claims filed against Zurn decreased year-over-year. During 2005, approximately 10,400 new asbestos claims were filed against Zurn versus 6,400 in 2006. As of October 2, 2004, the number of asbestos claims pending against Zurn was approximately 69,900 compared to 46,200 as of September 30, 2006. The pending claims against Zurn as of September 30, 2006 were included in approximately 4,900 lawsuits, in which Zurn and an average of 80 other companies are named as defendants, and which cumulatively allege damages of approximately $11.2 billion against all defendants. The claims are handled pursuant to a defense strategy funded by Zurn’s insurers. Defense costs currently do not erode the coverage amounts in the insurance policies, although a few policies that will be accessed in the future may count defense costs toward aggregate limits.

During 2005 and as of the end of such period, approximately 17,000 claims were paid and/or pending payment and approximately 13,600 claims were dismissed and/or pending dismissal. During 2006 and as of the end of such period, approximately 16,300 claims were paid and/or pending payment and approximately 24,600 claims were dismissed and/or pending dismissal. Since Zurn received its first asbestos claim in the 1980s, Zurn has paid or dismissed or agreed to settle or dismiss approximately 115,900 asbestos claims, including dismissals or agreements to dismiss of approximately 23,900 of such claims through the end of 2005, compared to 146,900 and 48,900 claims, respectively, through the end of 2006.

Zurn uses an independent economic consulting firm with substantial experience in asbestos liability valuations to assist in the estimation of Zurn’s potential asbestos liability. At September 30, 2006, that firm estimated that Zurn’s potential liability for asbestos claims pending against it and for claims estimated to be filed through 2016 is approximately $136 million, of which Zurn expects to pay approximately $102 million through 2016 on such claims, with the balance of the estimated liability being paid in subsequent years. As discussed below in more detail, Zurn expects all such payments to be paid by its carriers.

This asbestos liability estimate was based on the current and anticipated number of future asbestos claims, the timing and amounts of asbestos payments, the status of ongoing litigation and the potential impact of defense strategies and settlement initiatives. However, there are inherent uncertainties involved in estimating the number of future asbestos claims, future settlement costs, and the effectiveness of Zurn’s defense strategies and settlement initiatives. In addition, Zurn’s current estimate could be affected due to changes in law and other factors beyond its control. As a result, Zurn’s actual liability could differ from Zurn’s estimate described herein. Zurn’s current estimate of its asbestos liability of $136 million for claims filed through 2016 assumes that (i) its continuous vigorous defense strategy will remain effective; (ii) new asbestos claims filed annually against it will decline modestly through 2016; (iii) the values by disease will remain consistent with past experience; and (iv) its insurers will continue to pay defense costs without eroding the coverage amounts of its insurance policies. While Zurn believes there is evidence, in its claims settlements experience, for such an impact of a successful defense strategy, if the defense strategy ultimately is not successful to the extent assumed by Zurn, the severity and frequency of asbestos claims could increase substantially above Zurn’s estimates. Further, while Zurn’s current asbestos liability is based on an estimate of claims through 2016, such liability may continue beyond 2016, and such liability could be substantial.

Zurn estimated that its available insurance to cover its potential asbestos liability as of October 1, 2005 was approximately $293 million. Zurn estimates that its available insurance to cover its potential asbestos liability as of September 30, 2006 is approximately $286 million. The decrease in the amount of available insurance reflects the payments made during 2006. Zurn believes, based on its experience in defending and dismissing such claims and the coverage available, that it has sufficient insurance to cover the pending and reasonably estimable future claims. This conclusion was reached after considering Zurn’s experience in asbestos litigation, the insurance payments made to date by Zurn’s insurance carriers, existing insurance policies, the industry ratings of the insurers and the advice of insurance coverage counsel with respect to applicable insurance coverage law relating to the terms and conditions of those policies. As of October 1, 2005 and September 30, 2006, Zurn recorded a receivable from its insurance carriers of $153 million and $136 million, respectively, which corresponds to the amount of Zurn’s potential asbestos liability that is covered by available insurance and is probable of recovery. However, there is no assurance that $286 million of insurance coverage will ultimately be available or that Zurn’s asbestos liabilities will not ultimately exceed $286 million. Factors that could cause a decrease in the amount of available coverage include changes in law governing the policies, potential disputes with the carriers on the scope of coverage, and insolvencies of one or more of Zurn’s carriers.

Principally as a result of the past insolvency of certain of Zurn’s insurance carriers, coverage analysis reveals that certain gaps exist in Zurn’s insurance coverage, but only if and after Zurn uses approximately $216 million of its remaining approximate $286 million of insurance coverage. As noted above, the estimate of Zurn’s potential liability for asbestos claims pending against it and for claims estimated to be filed through 2016 is $136 million with the expected amount to be paid through 2016 being $102 million. In order to use approximately $261 million of the $286 million of its insurance coverage from solvent carriers, Zurn estimates that it would need to satisfy approximately $14 million of asbestos claims, with additional gaps of $80 million layered within the final $25 million of the $286 million of coverage. We will pursue, if necessary, any available recoveries on our approximately $148 million of coverage with insolvent carriers, which includes approximately $83 million of coverage attributable to the gaps discussed above. These estimates are subject to the factors noted above.

After review of the foregoing with Zurn and its consultants, we believe that the resolution of Zurn’s pending and reasonably estimable asbestos claims will not have a material adverse effect on Zurn’s financial condition, results of operations or cash flows.

Note 11—Segment Information

The results of operations are reported in two business segments, consisting of the Bath Products segment and the Plumbing Products segment. Our Bath Products segment manufactures whirlpool baths, spas, showers, sanitary ware, including sinks and toilets, and bathtubs for the construction and remodeling markets. Our Plumbing Products segment manufactures professional grade drainage, water control, commercial brass and PEX piping products for the commercial and institutional construction, renovation and facilities maintenance markets. Prior periods include the Rexair segment, which was sold in 2005.

The financial information of our segments is regularly evaluated by the chief operating decision makers in determining resource allocation and assessing performance and is periodically reviewed by our Board of Directors. We evaluate the performance of each business segment based on its operating results and, other than general corporate expenses, allocate specific corporate overhead to each segment. The same accounting policies are used throughout the organization (see Note 2).

The following is a summary of our financial information by segment, reconciled to our consolidated totals.

	Bath Products	Plumbing Products	Rexair	Corporate	Consolidated Total
	(in millions)
Net Sales
2004	$788.4	$308.0	$104.8	$—	$1,201.2
2005	780.8	353.1	76.1	—	1,210.0
2006	766.6	435.8	—	—	1,202.4
Operating Income (Loss)
2004	$57.2	$60.7	$27.3	$(18.0)	$127.2
2005	30.1	75.3	19.0	(30.0)	94.4
2006	38.5	90.9	—	(25.8)	103.6
Capital Expenditures
2004	$17.2	$3.5	$1.5	$0.8	$23.0
2005	18.0	4.0	0.4	0.3	22.7
2006	8.4	4.0	—	0.1	12.5
Depreciation and Amortization
2004	$11.8	$5.6	$3.3	$1.7	$22.4
2005	15.6	5.2	2.3	3.2	26.3
2006	17.2	4.4	—	2.8	24.4
Restructuring and Other Charges Included in Operating Income (Loss)(1)
2004	$3.5	$—	$—	$(0.6)	$2.9
2005	4.5	—	—	4.9	9.4
2006	7.0	—	—	0.2	7.2
Assets
At September 30, 2005	$480.9	$295.6	$—	$513.0	$1,289.5
At September 30, 2006	$466.0	$333.8	$—	$453.9	$1,253.7

(1)	Fiscal 2006 include $1.8 million of inventory write-downs and accelerated depreciation in cost of goods sold associated with the Bradford, U.K. consolidation.

Aside from the operating income (loss) amounts noted above, our income from continuing operations includes interest income and expense, other income and expense items and income taxes, none of which are included in our measurement of segment operating profit. Corporate includes pension income of $10.3 million, $7.2 million and $5.2 million for 2004, 2005 and 2006, respectively. Corporate assets consist primarily of real property, assets held for sale, escrow deposits, cash and cash equivalents and other investments.

Our operations are principally located in North America and Europe and to a lesser extent, in other regions of the world. Our country of domicile is the U.S. Export sales represented 9%, 7% and 6% of total sales for 2004, 2005 and 2006, respectively. Principal international markets served include Europe, South America, Canada and Asia.

The following table presents summarized financial information by geographic area:

	For the Fiscal Years Ended September 30,
	2004	2005	2006
	(in millions)
Net Sales
United States	$825.2	$836.5	$850.9
United Kingdom	240.0	228.7	211.6
Other foreign	136.0	144.8	139.9

	$1,201.2	$1,210.0	$1,202.4

Operating Income (Loss)(1)
United States	$90.5	$70.2	$90.8
United Kingdom	12.6	(2.0)	(13.5)
Other foreign	24.1	26.2	26.3

	$127.2	$94.4	$103.6

Long-lived Assets (at period end)
United States		$228.3	$221.6
United Kingdom		92.4	89.6
Other foreign		11.2	12.7

		$331.9	$323.9

(1)	Operating income (loss) for the years ended September 30, 2004, 2005 and 2006 include impairment, restructuring and other charges of $2.9 million, $9.4 million, and $7.2 million, respectively. All the restructuring charges included in 2004 operating income relate to operations in the U.S. Corporate expenses are included in the U.S. For 2005, $1.6 million of the restructuring and other charges relate to our U.K. operations, $0.1 million relate to other foreign operations and the remainder relates to operations in the U.S. For 2006, $5.2 million of the restructuring and other charges relate to our U.K. operations, $0.2 million relate to other foreign operations and the remainder relates to operations in the U.S.

Note 12—Quarterly Financial Data (Unaudited)

Summarized quarterly financial information for the years ended September 30, 2005 and 2006 is as follows (in millions, except per share amounts):

	For the Fiscal 2005 Quarters Ended				For the Fiscal 2006 Quarters Ended
	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30
Net sales	$281.5	$301.0	$334.2	$293.3	$267.1	$289.2	$332.6	$313.5
Gross profit	90.7	94.1	110.7	94.1	82.2	90.8	107.0	100.5
Earnings from continuing operations	6.6	8.6	37.9	4.9	12.1	7.1	(1.0)	25.6
Net earnings (loss)	5.5	7.4	(20.8)	2.3	10.7	4.1	(3.9)	29.5
Earnings (loss) per basic common share:
Continuing operations	$0.09	$0.11	$0.50	$0.06	$0.16	$0.09	$(0.01)	$0.34
Net earnings (loss)	0.07	0.10	(0.28)	0.03	0.14	0.05	(0.05)	0.39
Earnings (loss) per diluted common share:
Continuing operations	$0.09	$0.11	$0.50	$0.06	$0.16	$0.09	$(0.01)	$0.33
Net earnings (loss)	0.07	0.10	(0.27)	0.03	0.14	0.05	(0.05)	0.38

Operating income in 2005 includes restructuring charges of $1.5 million, $0.7 million, $1.4 million and $5.8 million in the first, second, third and fourth quarters, respectively, associated primarily with the reorganization and restructuring of senior management in the Bath Products segment and corporate offices, staffing reductions in the U.K. and domestic bath business and other overhead reductions. Earnings from continuing operations in the third quarter of 2005 include a $25.8 million gain on the sale of Rexair. The net loss in the third quarter of 2005 includes a loss of $56.0 million related to disposals of discontinued operations. The fourth quarter of 2005 includes a $2.5 million (including $0.5 million of interest) provision for the settlement of taxes on property.

Operating income in 2006 includes restructuring and other charges of $1.6 million, $1.6 million, $1.3 million and $2.7 million in the first, second, third and fourth quarters, respectively, associated primarily with the reorganization and restructuring of senior management in the Bath Products segment and corporate offices, staffing reductions in the U.K. and domestic bath business and other overhead reductions. Net earnings in the fourth quarter of 2006 include a $14.0 million reversal of a tax reserve. Operating income in the third quarter of 2006 included $2.9 million of expense related to the Company’s retiree benefit liabilities for several key executives which should have been recorded during the period beginning with the Company’s 1995 spin-off from Hanson plc to fiscal year end 2005. No single fiscal year was materially misstated. Earnings from continuing operations in the first quarter of 2006 include a $9.3 million gain on collection of a note. The net loss in the third quarter of 2006 includes a non-cash charge of $14.4 million related to the establishment of a reserve for the deferred tax assets of its U.K. operations.

Note 13—Supplemental Joint Issuer and Guarantor Financial Information

The following represents the supplemental condensed consolidating financial statements of Jacuzzi Brands, Inc. (“JBI”), which is the issuer of our Senior Notes, the subsidiaries which are guarantors of the Senior Notes and our subsidiaries which are not guarantors of the Senior Notes as of September 30, 2004 and September 30, 2005 and for each of the three years in the period ended September 30, 2005. Certain of our existing and future domestic restricted subsidiaries guarantee the Senior Notes, jointly and severally, on a senior basis. The Senior Notes are secured by a first-priority lien on and security interest in substantially all of our domestic real property, plant and equipment (referred to as Notes Collateral). The Senior Notes are also secured by a second-priority lien on and security interest in the Bank Collateral (see Note 5). Separate condensed consolidated financial statements of each guarantor are not presented, as we have determined that they would not be material to investors.

	For the Fiscal Year Ended September 30, 2004
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$—	$844.3	$363.9	$(7.0)	$1,201.2
Operating costs and expenses:
Cost of products sold	—	556.3	253.1	(7.0)	802.4
Selling, general and administrative expenses	18.0	174.5	76.2	—	268.7
Impairment, restructuring and other charges	—	2.9	—	—	2.9

Operating (loss) income	(18.0)	110.6	34.6	—	127.2
Interest expense	(48.9)	(0.8)	(0.8)	—	(50.5)
Interest income	2.6	1.6	0.5	—	4.7
Intercompany interest (expense) income, net	(13.9)	14.0	(0.1)	—	—
Equity, in earnings (losses) of investees, net	97.7	15.9	—	(113.6)	—
Other (expense) income, net	(0.1)	(1.2)	(1.9)	—	(3.2)
Other intercompany (expense) income, net	(0.1)	2.3	(2.2)	—	—

Earnings (loss) before income taxes and discontinued operations	19.3	142.4	30.1	(113.6)	78.2
Benefit from (provision for) income taxes	29.0	(45.3)	(13.6)	—	(29.9)

Earnings (loss) from continuing operations	48.3	97.1	16.5	(113.6)	48.3
(Loss) earnings from discontinued operations	(19.9)	(19.9)	(0.9)	20.8	(19.9)

Net earnings (loss)	$28.4	$77.2	$15.6	$(92.8)	$28.4

	For the Fiscal Year Ended September 30, 2005
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$—	$863.3	$360.4	$(13.7)	$1,210.0
Operating costs and expenses:
Cost of products sold	—	576.6	257.5	(13.7)	820.4
Selling, general and administrative expenses	24.8	178.7	82.3	—	285.8
Impairment, restructuring and other charges	4.7	3.0	1.7	—	9.4

Operating (loss) income	(29.5)	105.0	18.9	—	94.4
Interest expense	(46.4)	(0.7)	(1.0)	—	(48.1)
Interest income	0.8	1.1	1.1	—	3.0
Intercompany interest (expense) income, net	(19.0)	18.0	1.0	—	—
Equity, in earnings (losses) of investees, net	127.4	10.9	—	(138.3)	—
Gain on sale of business	—	24.7	—	—	24.7
Rexair equity earnings	—	0.6	—	—	0.6
Other (expense) income, net	(5.8)	(1.1)	0.3	—	(6.6)
Other intercompany (expense) income, net	(10.2)	10.1	0.1	—	—

Earnings (loss) before income taxes and discontinued operations	17.3	168.6	20.4	(138.3)	68.0
Benefit from (provision for) income taxes	40.7	(41.2)	(9.5)	—	(10.0)

Earnings (loss) from continuing operations	58.0	127.4	10.9	(138.3)	58.0
(Loss) earnings from discontinued operations	(63.6)	(63.6)	—	63.6	(63.6)

Net earnings (loss)	$(5.6)	$63.8	$10.9	$(74.7)	$(5.6)

	For the Fiscal Year Ended September 30, 2006
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$—	$859.9	$354.8	$(12.3)	$1,202.4
Operating costs and expenses:
Cost of products sold	—	581.1	253.1	(12.3)	821.9
Selling, general and administrative expenses	24.6	162.4	84.5	—	271.5
Impairment, restructuring and other charges	0.2	1.0	4.2	—	5.4

Operating (loss) income	(24.8)	115.4	13.0	—	103.6
Interest expense	(40.7)	(0.5)	(1.0)	—	(42.2)
Interest income	4.1	0.3	3.8	—	8.2
Intercompany interest (expense) income, net	(31.2)	28.8	2.4	—	—
Equity in earnings (losses) of investees, net	83.0	11.2	—	(94.2)	—
Rexair equity earnings	—	3.8	—	—	3.8
Other (expense) income, net	(2.2)	11.5	(1.8)	—	7.5
Other intercompany income (expense), net	32.6	(29.9)	(2.7)	—	—

Earnings (loss) before income taxes and discontinued operations	20.8	140.6	13.7	(94.2)	80.9
Benefit from (provision for) income taxes	23.0	(57.6)	(2.5)	—	(37.1)

Earnings (loss) from continuing operations	43.8	83.0	11.2	(94.2)	43.8
(Loss) earnings from discontinued operations	(3.4)	(3.4)	(0.5)	3.9	(3.4)

Net earnings (loss)	$40.4	$79.6	$10.7	$(90.3)	$40.4

	At September 30, 2005
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$84.1	$(7.0)	$33.1	$—	$110.2
Trade receivables, net	—	118.9	81.6	—	200.5
Inventories	—	116.9	48.1	—	165.0
Deferred income taxes	7.9	19.4	0.6	—	27.9
Assets held for sale	—	1.8	67.9	—	69.7
Prepaid expenses and other current assets	4.4	5.9	12.3	—	22.6

Total current assets	96.4	255.9	243.6	—	595.9
Restricted cash collateral accounts	12.4	—	—	—	12.4
Property, plant and equipment, net	1.2	50.5	52.0	—	103.7
Pension assets	146.8	1.0	—	—	147.8
Insurance for asbestos claims	—	153.0	—	—	153.0
Goodwill	—	176.7	51.5	—	228.2
Other non-current assets	30.6	17.6	0.3	—	48.5
Investment in subsidiaries/Intercompany receivable (payable), net	475.7	985.2	180.7	(1,641.6)	—

Total assets	$763.1	$1,639.9	$528.1	$(1,641.6)	$1,289.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes Payable	$—	$—	$22.0	$—	$22.0
Current maturities of long-term debt	—	1.5	—	—	1.5
Trade accounts payable	0.3	58.0	47.4	—	105.7
Income taxes payable	19.3	6.0	(0.6)	—	24.7
Liabilities associated with assets held for sale	—	—	66.9	—	66.9
Accrued expenses and other current Liabilities	17.9	63.9	32.6	—	114.4

Total current liabilities	37.5	129.4	168.3	—	335 2
Long-term debt	380.0	3.5	—	—	383.5
Deferred income taxes	17.4	(1.2)	(10.6)	—	5.6
Asbestos claims	—	153.0	—	—	153.0
Other liabilities	43.0	55.8	28.2	—	127.0

Total liabilities	477.9	340.5	185.9	—	1,004.3
Stockholders’ equity	285.2	1,299.4	342.2	(1,641.6)	285.2

Total liabilities and stockholders’ equity	$763.1	$1,639.9	$528.1	$(1,641.6)	$1,289.5

	At September 30, 2006
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$112.6	$(4.6)	$39.2	$—	$147.2
Trade receivables, net	0.4	116.6	88.0	—	205.0
Inventories	—	138.2	56.4	—	194.6
Deferred income taxes	(0.7)	25.4	0.9	—	25.6
Assets held for sale		0.6	6.8	—	7.4
Prepaid expenses and other current assets	4.3	6.5	11.1	—	21.9

Total current assets	116.6	282.7	202.4	—	601.7
Property, plant and equipment, net	1.0	44.0	47.5	—	92.5
Pension assets	149.3	0.7	—	—	150.0
Insurance for asbestos claims	—	136.0	—	—	136.0
Goodwill	—	176.6	54.8	—	231.4
Other non-current assets	28.2	13.6	0.3	—	42.1
Investment in subsidiaries/Intercompany receivable (payable), net	555.2	1,017.0	174.8	(1,747.0)	—

Total assets	$850.3	$1,670.6	$479.8	$(1,747.0)	$1,253.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes Payable	$—	$—	$19.8	$—	$19.8
Current maturities of long-term debt	—	1.7	—	—	1.7
Trade accounts payable	0.3	56.1	52.1	—	108.5
Income taxes payable	21.9	5.2	(17.2)	—	9.9
Liabilities associated with assets held for sale	—	0.8	—	—	0.8
Accrued expenses and other current Liabilities	16.2	56.8	36.3	—	109.3

Total current liabilities	38.4	120.6	91.0	—	250.0
Long-term debt	380.0	1.8	—	—	381.8
Deferred income taxes	46.7	(13.8)	(4.6)	—	28.3
Asbestos claims	—	136.0	—	—	136.0
Other liabilities	39.7	41.4	31.0	—	112.1

Total liabilities	504.8	286.0	117.4	—	908.2
Stockholders’ equity	345.5	1,384.6	362.4	(1,747.0)	345.5

Total liabilities and stockholders’ equity	$850.3	$1,670.6	$479.8	$(1,747.0)	$1,253.7

	For the Fiscal Year Ended September 30, 2004
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Revised) (in millions)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$24.8	$(14.3)	$34.6	$—	$45.1
INVESTING ACTIVITIES:
Proceeds from sale of businesses	—	2.4	2.1	—	4.5
Proceeds from sale of non-operating assets	—	2.4	—	—	2.4
Purchases of property, plant and equipment	(0.8)	(14.4)	(7.8)	—	(23.0)
Proceeds from sale of property, plant and equipment	—	0.1	0.2	—	0.3
Proceeds from sale of excess real estate	3.2	0.3	—	—	3.5
Net transfers with subsidiaries	(1.8)	15.2	—	(13.4)	—

Net cash provided by (used in) investing activities of continuing operations	0.6	6.0	(5.5)	(13.4)	(12.3)
Purchases of property, plant and equipment, discontinued operations	—	(0.3)	—	—	(0.3)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	0.6	5.7	(5.5)	(13.4)	(12.6)
FINANCING ACTIVITIES:
Proceeds from long-term debt	46.5	(0.1)	—	—	46.4
Repayment of long-term debt	(71.1)	(1.2)	—	—	(72.3)
Payment of debt issuance, retirement and other financing costs	(1.6)	0.1	—	—	(1.5)
Repayment of notes payable, net	—	—	(4.4)	—	(4.4)
Payment for stock option exchange	(0.4)	—	—	—	(0.4)
Proceeds from the issuance of common stock for stock option exercises	0.9	—	—	—	0.9
Net transfers with parent	—	1.8	(15.2)	13.4	—

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(25.7)	0.6	(19.6)	13.4	(31.3)
Effect of exchange rate changes on cash and cash equivalents	1.0	6.1	0.1	—	7.2

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	0.7	(1.9)	9.6	—	8.4
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	0.2	2.9	28.1	—	31.2

CASH AND CASH EQUIVALENTS AT END OF YEAR	$0.9	$1.0	$37.7	$—	$39.6

	For the Fiscal Year Ended September 30, 2005
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Revised) (in millions)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	$(69.6)	$71.4	$19.2	$—	$21.0
INVESTING ACTIVITIES:
Proceeds from sale of businesses	—	140.7	—	—	140.7
Proceeds from sale of non-operating assets	—	4.4	—	—	4.4
Purchases of property, plant and equipment	(0.3)	(13.3)	(9.1)	—	(22.7)
Proceeds from sale of property, plant and equipment	—	0.2	—	—	0.2
Proceeds from sale of excess real estate	—	2.8	—	—	2.8
Net transfers with subsidiaries	231.0	17.6	—	(248.6)	—

Net cash provided by (used in) investing activities of continuing operations	230.7	152.4	(9.1)	(248.6)	125.4
Purchases of property, plant and equipment, discontinued operations	—	—	(0.7)	—	(0.7)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	230.7	152.4	(9.8)	(248.6)	124.7
FINANCING ACTIVITIES:
Proceeds from long-term debt	59.1	—	—	—	59.1
Repayment of long-term debt	(123.4)	(1.4)	—	—	(124.8)
Deposits into restricted cash collateral Accounts	(12.4)	—	—	—	(12.4)
Proceeds from the issuance of common stock for stock option exercises	1.4	—	—	—	1.4
Payment of debt issuance, retirement and other financing costs	(1.0)	—	—	—	(1.0)
Proceeds from notes payable, net	—	—	1.3	—	1.3
Payment for stock option exchange	(0.2)	—	—	—	(0.2)
Net transfers with parent	—	(231.0)	(17.6)	248.6	—

Net cash (used in) provided by financing activities of continuing operations	(76.5)	(232.4)	(16.3)	248.6	(76.6)
Increase in notes payable, discontinued Operations	—	—	0.7	—	0.7

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(76.5)	(232.4)	(15.6)	248.6	(75.9)
Effect of exchange rate changes on cash and cash equivalents	(1.4)	0.6	1.6	—	0.8

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	83.2	(8.0)	(4.6)	—	70.6
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	0.9	1.0	37.7	—	39.6

CASH AND CASH EQUIVALENTS AT END OF YEAR	$84.1	$(7.0)	$33.1	$—	$110.2

	For the Fiscal Year Ended September 30, 2006
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	$(55.7)	$66.0	$6.4	$—	$16.7
INVESTING ACTIVITIES:
Proceeds from sale of businesses	—	—	3.7	—	3.7
Proceeds from sale of non-operating assets	—	9.3	—	—	9.3
Purchases of property, plant and equipment	(0.1)	(6.7)	(5.7)	—	(12.5)
Return of equity investment	—	3.2	—	—	3.2
Proceeds from sale of fixed assets	—	0.3	—	—	0.3
Proceeds from sale of excess real estate	—	1.7	—	—	1.7
Net transfers with subsidiaries	69.6	(1.9)	—	(67.7)	—

Net cash provided by (used in) investing activities of continuing operations	69.5	5.9	(2.0)	(67.7)	5.7

Purchases of property, plant and equipment, discontinued operations	—	—	(1.5)	—	(1.5)
Proceeds from sale of property, plant and equipment, discontinued operations	—	—	4.9	—	4.9

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	69.5	5.9	1.4	(67.7)	9.1
FINANCING ACTIVITIES:
Repayment of long-term debt	—	(1.5)	—	—	(1.5)
Withdrawals from restricted cash collateral accounts	12.8	—	—	—	12.8
Excess tax benefits from share based payment agreements	0.2	—	—	—	0.2
Proceeds from the issuance of common stock for stock option exercises	1.7	—	—	—	1.7
Repayment of notes payable, net	—	—	(3.4)	—	(3.4)
Net transfers with parent	—	(69.6)	1.9	67.7	—

Net cash provided by (used in) financing activities of continuing operations	14.7	(71.1)	(1.5)	67.7	9.8

Decrease in notes payable, discontinued operations	—	—	(0.8)	—	(0.8)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	14.7	(71.1)	(2.3)	67.7	9.0
Effect of exchange rate changes on cash and cash equivalents	—	1.6	0.6	—	2.2

INCREASE IN CASH AND CASH EQUIVALENTS	28.5	2.4	6.1	—	37.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	84.1	(7.0)	33.1	—	110.2

CASH AND CASH EQUIVALENTS AT END OF YEAR	$112.6	$(4.6)	$39.2	$—	$147.2

Note 14—Subsequent Event

The Company reached an agreement in principle to settle the four putative stockholder class action lawsuits related to the Company’s proposed merger with an affiliate of Apollo. Under the terms of the agreement, which remains subject to approval by the Court, the parties have agreed to settle all claims raised, or which could be raised, by the proposed plaintiff class relating to the proposed merger. Pursuant to the terms of the proposed settlement, the Company has agreed to amend the merger agreement such that (1) the termination fee payable by the Company on the occurrence of certain specified events, is reduced from $25 million to $22.5 million and (2) the time period during which the Company’s entry into an alternative acquisition proposal would trigger payment of the termination fee under certain circumstances, is reduced from 12 months to 9 months. The Company also agreed to make certain additional disclosures already reflected in the Definitive Proxy Statement filed with the SEC on January 5, 2007. The parties also agreed that, in connection with a settlement, counsel for plaintiffs may seek an award from the court of attorneys’ fees and expenses in an amount not to exceed $725,000 if the merger is consummated. There can be no assurance that the Court will approve the proposed settlement or that any ultimate settlement will be under the same terms as those contemplated by the agreement. The proposed settlement of these lawsuits will not affect the amount of merger consideration to be paid in the merger or any other terms of the merger.

On January 25, 2007, the shareholders of the Company approved the sale to Apollo for $12.50 per share. The sale of the Company to Apollo was completed on February 7, 2007.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Offer to Exchange

$150,000,000 Outstanding 8 7/8% Senior Notes due 2016

for $150,000,000 Registered 8 7/8% Senior Notes due 2016

PROSPECTUS

March 21, 2007

DEALER PROSPECTUS DELIVERY OBLIGATION

Until the date that is 90 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.